As filed with the Securities and Exchange Commission on June 18, 2008




                                             SECURITIES ACT FILE NO. 333-133658
                                      INVESTMENT COMPANY ACT FILE NO. 811-21896


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM N-2
                        (CHECK APPROPRIATE BOX OR BOXES)
              REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 X
                        POST-EFFECTIVE AMENDMENT NO. 2                X


                        REGISTRATION STATEMENT UNDER THE
                        INVESTMENT COMPANY ACT OF 1940                X
                                AMENDMENT NO. 3                       X
                           --------------------------

                     OLD MUTUAL ABSOLUTE RETURN FUND, L.L.C.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)
                           --------------------------

                             LARCH LANE ADVISORS LLC
                          800 WESTCHESTER AVENUE, S-618
                            RYE BROOK, NEW YORK 10573
                           --------------------------

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (888) 266-2200

                               MATTHEW APPELSTEIN
                           C/O LARCH LANE ADVISORS LLC
                          800 WESTCHESTER AVENUE, S-618
                            RYE BROOK, NEW YORK 10573
                                 (888) 266-2200
                           --------------------------

                     (NAME AND ADDRESS OF AGENT FOR SERVICE)

                                    COPY TO:

                             GEORGE M. SILFEN, ESQ.
                            SCHULTE ROTH & ZABEL LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022

                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
               AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF
                           THIS REGISTRATION STATEMENT

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box
[X]

It is proposed that this filing will become effective:
[X] when declared effective pursuant to Section 8(c)

If appropriate, check the following box:
[ ] This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[ ] This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement
for the same offering is               .
                        ---------------

                                   CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

                                                                        PROPOSED
                                                                        MAXIMUM                    AMOUNT OF
     TITLE OF SECURITIES             AMOUNT BEING REGISTERED           AGGREGATE                  REGISTRATION
       BEING REGISTERED                                             OFFERING AMOUNT                   FEE


 Limited Liability
   Company Interests                      $100,000,000*               $100,000,000                $10,689.30**


    The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.



    * Previously registered.
    ** Previously paid.

                             DATED JULY [__], 2008

                     OLD MUTUAL ABSOLUTE RETURN FUND, L.L.C.
                                 ---------------
                       LIMITED LIABILITY COMPANY INTERESTS
                                 ---------------

      Old Mutual Absolute Return Fund, L.L.C. (the "Fund") is a Delaware limited liability company that is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a non-diversified, closed-end, management investment company. The Fund's investment objective is to seek to generate attractive returns while attempting to reduce volatility.

      THE LIMITED LIABILITY COMPANY INTERESTS IN THE FUND ("INTERESTS") ARE NOT DEPOSITS IN, OBLIGATIONS OF, OR GUARANTEED BY THE FUND OR ANY OF ITS AFFILIATES OR BY ANY BANK, ARE NOT GOVERNMENT GUARANTEED OR INSURED, AND ARE SUBJECT TO INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED. SEE "INVESTMENT PRACTICES AND RELATED RISK FACTORS."

                                 TOTAL OFFERING


Amount(1)                                                          $100,000,000*
Sales Load(2)                                                        $2,000,000
Proceeds to the Fund(3)                                            $100,000,000

---------------
*    Previously registered under the Fund's initial registration statement.

1 Generally, the minimum initial investment by an investor is $250,000. Subsequent investments must be at least $25,000. These minimums may be reduced for certain investors. This does not take into account any sales load paid by the investor to the broker-dealer selling the Interests.

2 Assumes a maximum sales load of 2% which (if, and to the extent, applicable) is paid by the investor to the broker-dealer selling the Interests. The specific amount of the sales load paid is generally dependent on the size of the investment in the Fund, but will not exceed 2% of an investor's investment amount. (SEE "Purchases of Interests -- Plan of Distribution.")

3 These estimated proceeds assume the sale of all Interests registered under this offering.


      Old Mutual Investment Partners serves as the distributor of the Interests and serves in that capacity on a reasonable best efforts basis, subject to various conditions. The principal business address of Old Mutual Investment Partners is 4643 South Ulster Street, Sixth Floor, Denver, Colorado 80237. Old Mutual Investment Partners may retain broker-dealers (collectively with Old Mutual Investment Partners, the "Selected Dealers") to assist in the distribution of Interests. The sales load payable to a Selected Dealer is charged as a percentage of an investor's investment amount. The sales load will neither constitute an investment made by the investor in the Fund nor form part of the assets of the Fund. In addition to distributing the Fund, Old Mutual Investment Partners provides or arranges for the provision of certain investor and account maintenance services pursuant to the Distribution Agreement with the Fund. As compensation for distribution and other services it provides, the Fund pays Old Mutual Investment Partners a monthly marketing and member servicing fee at an annual rate of 0.90% of the net assets of the Fund. SEE "Purchases of Interests -- Plan of Distribution." Interests will be sold only to investors qualifying as "Eligible Investors" as described in this Prospectus.

      Neither the Securities and Exchange Commission nor any other U.S. federal or state governmental agency or regulatory authority has approved or disapproved the merits of an investment in these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

      This Prospectus sets forth concisely information about the Fund that a prospective investor should know before investing. It includes the information required to be included in a prospectus and statement of additional information. Please read it before you invest and keep it for future reference. You may request a free copy of this Prospectus, annual and semi-annual reports to shareholders when available, and other information about the Fund, and make inquiries by calling (888) 266-2200 or by writing to the Fund. Additional information about the Fund has been filed with the Securities and Exchange Commission and is available on the Securities and Exchange Commission's website at www.sec.gov.

                             LARCH LANE ADVISORS LLC
                               INVESTMENT ADVISER
                                ----------------
                          800 WESTCHESTER AVENUE, S-618
                            RYE BROOK, NEW YORK 10573
                                ----------------
                         OLD MUTUAL INVESTMENT PARTNERS

                                TO ALL INVESTORS

      This Prospectus will not constitute an offer to sell or the solicitation of an offer to buy, and no sale of Interests will be made, in any jurisdiction in which the offer, solicitation or sale is not authorized or to any person to whom it is unlawful to make the offer, solicitation or sale. No person has been authorized to make any representations concerning the Fund that are inconsistent with those contained in this Prospectus. Prospective investors should not rely on any information not contained in this Prospectus. Prospective investors should not construe the contents of this Prospectus as legal, tax or financial advice. Each prospective investor should consult his, her or its own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund for the investor. This Prospectus is qualified in its entirety by reference to the Limited Liability Company Agreement of the Fund (the "Company Agreement") dated October 13, 2006, which appears in Appendix A. Prospective investors should read this Prospectus and the Company Agreement carefully before investing and retain them for future reference. Interests are subject to restrictions on transferability and resale.

                                 PRIVACY NOTICE

      Your privacy is very important to us. This Privacy Notice sets forth our policies with respect to nonpublic personal information of investors, prospective investors and former investors in the Fund and may be changed at any time, provided a notice of such change is given to you.

      You provide us with personal information, such as your address, social security number, assets and/or income information: (i) in investor certifications and related documents; (ii) in correspondence and conversations with the Fund's representatives; and (iii) through transactions in the Fund.

      We do not disclose any of this personal information about our investors, prospective investors or former investors to anyone, other than to our affiliates, and except as permitted by law, such as to our attorneys, auditors, brokers and regulators and, in such case, only as necessary to facilitate the acceptance and management of your investment. Thus, it may be necessary, under anti-money laundering and similar laws, to disclose information about investors in order to accept investor certifications and payments for Interests from them. We will also release information about you if you direct us to do so, if compelled to do so by law, or in connection with any government or self-regulatory organization request or investigation.

      We seek to carefully safeguard your private information and, to that end, restrict access to nonpublic personal information about you to those employees and other persons who need to know the information to enable the Fund to provide services to you. We maintain physical, electronic and procedural safeguards to protect your nonpublic personal information.

      Notwithstanding anything to the contrary herein, each investor (and each employee, representative, or other agent of such investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of (i) the Fund, and (ii) any of its transactions, and all materials of any kind (including opinions or other tax analyses) that are provided to the investor relating to such tax treatment and tax structure.

                                TABLE OF CONTENTS


Offering Summary..............................................................1
Summary of Fund Expenses.....................................................13
Financial Highlights.........................................................14
The Fund.....................................................................14
Use of Proceeds; Cash Equivalents............................................15
Structure....................................................................15
Investment Program...........................................................15
Investment Practices and Related Risk Factors................................20
Additional Risk Factors......................................................27
Performance History..........................................................31
Investment Policies and Restrictions.........................................31
Management of the Fund.......................................................32
Investment Advisory Services.................................................35
Voting.......................................................................39
Brokerage....................................................................39
Administration Agreement.....................................................40
Custodian and Escrow Agent...................................................40
Fees and Expenses............................................................40
Capital Accounts and Allocations.............................................41
Conflicts of Interest........................................................44
Codes of Ethics..............................................................45
Purchases of Interests.......................................................45
Redemptions, Repurchases of Interests and Transfers..........................47
Tax Aspects..................................................................50
ERISA Considerations.........................................................61
Additional Information and Summary of Limited Liability Company Agreement....63
Reports to Members...........................................................64
Term, Dissolution and Liquidation............................................64
Fiscal Year..................................................................65
Independent Registered Public Accounting Firm................................65
Inquiries....................................................................65

Appendix A - Company Agreement..............................................A-1
Appendix B - Financial Statements...........................................B-1
Appendix C - Investor Certifications........................................C-1
Appendix D - Adviser, Fund and Master Fund Performance Information..........D-1

                                OFFERING SUMMARY

IN MAKING AN INVESTMENT DECISION, AN INVESTOR MUST RELY UPON HIS, HER OR ITS OWN EXAMINATION OF OLD MUTUAL ABSOLUTE RETURN FUND, L.L.C. AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED IN ACQUIRING A LIMITED LIABILITY COMPANY INTEREST IN OLD MUTUAL ABSOLUTE RETURN FUND, L.L.C. THIS IS ONLY A SUMMARY OF INFORMATION TO CONSIDER BEFORE INVESTING AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION THAT FOLLOWS ELSEWHERE IN THIS PROSPECTUS. AN INVESTOR SHOULD REVIEW THE ENTIRE PROSPECTUS BEFORE MAKING A DECISION TO PURCHASE A LIMITED LIABILITY COMPANY INTEREST IN OLD MUTUAL ABSOLUTE RETURN FUND, L.L.C.


THE FUND Old Mutual Absolute Return Fund, L.L.C. (the "Fund") is a Delaware limited liability company that is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a non-diversified, closed-end, management investment company. Larch Lane Advisors LLC (f/k/a 2100 Larch Lane LLC) (the "Adviser") serves as the investment adviser of the Fund.

                             Investors who purchase limited liability company interests in the Fund ("Interests") in the offering, and other persons who acquire Interests and are admitted to the Fund by its Board of Managers (each member of the Board of Managers, a "Manager" and collectively, the "Board of Managers"), will become members of the Fund ("Members").

                             The Fund employs a "fund of funds" investment program that enables eligible investors, through one investment, to participate in the investment programs of a professionally selected group of asset managers without being subject to the high minimum investment requirements that many asset managers typically impose. The Fund provides the benefits of professional selection of asset managers, professional asset allocation and the opportunity to invest with asset managers whose services may not generally be available to the investing public, whose investment funds may be closed from time to time to new investors or who otherwise may place stringent restrictions on the number and type of persons whose money they will manage. The Fund is similar to a private investment fund in that its Interests will be sold solely to high net worth individual and institutional investors, but differs from a typical private investment fund in that it has registered as an investment company under the 1940 Act and has registered the offering of its Interests under the Securities Act of 1933, as amended (the "1933 Act").

INVESTMENT OBJECTIVE AND     The Fund's investment objective is to seek to
INVESTMENT PROGRAM           generate attractive returns while attempting to
                             reduce volatility. In pursuing its investment objective, the Fund invests substantially all of its assets in Old Mutual Absolute Return Master
                             Fund, L.L.C. (the "Master Fund"), a Delaware limited liability company, which, like the Fund, is registered under the 1940 Act. The Master Fund, in turn, invests its assets primarily in private investment funds, joint ventures, investment companies and other similar investment vehicles
                             ("Portfolio Funds") that are managed by a select group of portfolio managers ("Portfolio Managers") that invest in a variety of financial markets and utilize a broad range of alternative investment strategies. The Master Fund has the same investment objective and substantially the same investment policies as those of the Fund. This form of investment structure is commonly known as a "master/feeder fund" arrangement. The Adviser is responsible for determining the portion of the Master Fund's assets to be allocated to each Portfolio Manager.

                             In allocating the assets of the Master Fund, the Adviser takes an "absolute return" approach, I.E., seeks to generate returns that are not highly correlated with the performance of major equity, bond or commodities markets. In doing so, the Adviser expects to emphasize investments with Portfolio Managers that pursue "Relative Value Arbitrage Strategies" and "Long-Short Trading Strategies." Relative Value Arbitrage Strategies generally involve the simultaneous purchase and sale of 'like' securities in order to seek to profit from pricing discrepancies between markets. The following strategies fall within this category, among others: (i) Convertible Arbitrage; (ii) Option Volatility Arbitrage; (iii) Capital Structure Arbitrage; (iv) Fixed Income Arbitrage; and (v) Event Arbitrage. Long-Short Trading Strategies involve the purchase of stocks which are believed to be undervalued and the selling short of stocks believed to be overvalued. Statistical Arbitrage and Fundamental Long-Short Strategies are among the strategies used in long-short trading. (SEE "Investment Program" for a description of various Relative Value Arbitrage and Long-Short Trading Strategies.)

                             The Adviser may also allocate the assets of the Master Fund to Portfolio Funds employing a mix of other strategies including, among others, "Global Macro," "Currency & Commodity Trading" and "Multi-Strategy." It is expected that Portfolio Funds employing these strategies would comprise a much smaller portion of the Master Fund's portfolio than Portfolio Funds employing Relative Value Arbitrage and Long-Short Trading Strategies.

                             PORTFOLIO MANAGER SELECTION PROCESS. Portfolio Managers are selected on the basis of various criteria established by the Adviser, including, but not limited to, an analysis of: the particular strategy employed by the Portfolio Manager and its expected correlation with the U.S. equities markets, the expected level of portfolio diversification, the Portfolio Manager's experience and reputation, applicable Portfolio Fund fees, anticipated risks versus projected returns, applicable liquidity terms and the Portfolio Manager's track record.

                             The Adviser regularly monitors the performance of each Portfolio Fund and evaluates each Portfolio Manager to determine whether its investment program is consistent with the Master Fund's investment objective. The Adviser may: (i) reallocate the Master Fund's assets among Portfolio Managers; (ii) allocate the Master Fund's assets to new Portfolio Managers; and (iii) remove existing Portfolio Managers from the Master Fund's portfolio. The identity and number of Portfolio Managers is likely to change over time. The Adviser may withdraw from or invest in different Portfolio Funds without prior notice to, or the consent of, the Members.

                             PORTFOLIO FUND INVESTMENTS AND INVESTMENT
                             PRACTICES. Portfolio Funds are not expected to be registered under the 1940 Act. Unregistered investment funds typically provide greater flexibility than traditional investment funds, such as mutual funds, as to the types of securities that may be owned, the types of trading strategies that may be employed and, in some cases, the amount of leverage that may be used. Portfolio Managers may invest and trade in a wide range of instruments and markets and may pursue various investment strategies. In addition to investments in equity and debt securities of U.S. and foreign issuers, Portfolio Managers may invest in equity-related instruments, currencies, commodities, futures, U.S. and foreign equity-related instruments, debt-related instruments, notes, options, warrants, convertible securities, repurchase and reverse repurchase agreements, mortgage-related and other asset-backed securities, real estate investment trusts, swaps, other derivatives and cash or cash equivalents (such as treasury notes and bills, certificates of deposit, commercial paper, bankers acceptances or mutual funds that invest in these types of instruments). Some of these instruments may not be traded on public markets. The Adviser expects that Portfolio Managers will utilize both over-the-counter and exchange traded instruments (including derivative instruments), trade on margin and engage in short sales. Portfolio Managers are generally not limited in the markets in which they invest (either by location or type, such as large capitalization, small capitalization or foreign markets) or the investment disciplines that they may employ (such as value or growth or bottom-up or top-down analysis).

                             Portfolio Managers may use various investment techniques for hedging and non-hedging purposes. For example, a Portfolio Manager may sell securities short and purchase and sell options and futures contracts and engage in other derivative transactions. The use of these techniques may be an integral part of a Portfolio

                             Manager's investment program, and involves certain risks. Portfolio Managers may generally utilize leverage without limit, which also entails risk. Portfolio Funds in which the Master Fund invests are not subject to the investment restrictions of the Fund or the Master Fund and, unless registered under the 1940 Act, are generally not subject to any investment limitations imposed by the 1940 Act.

                             TEMPORARY INVESTMENTS. Each Portfolio Manager and, during periods of adverse market conditions in the securities markets as determined by the Adviser, the Fund or the Master Fund may temporarily invest all or any portion of their respective assets in high quality fixed-income securities, money market instruments or shares of money market funds, or may hold cash. The Fund and the Master Fund also may invest in money market instruments or shares of money market funds, or hold cash, for liquidity purposes. (SEE "Investment Practices And Related Risk Factors -- Money Market Instruments.")

                             1940 ACT LIMITATIONS. The Master Fund will limit its investment position in a Portfolio Fund to less than 5% of the Portfolio Fund's outstanding voting securities, absent an order of the Securities and Exchange Commission (the "SEC") (or assurances from the SEC staff) under which the Master Fund's contribution and withdrawal of capital from a Portfolio Fund in which it holds 5% or more of the outstanding interests will not be subject to various 1940 Act prohibitions on affiliated transactions. The Master Fund also is not required to adhere to this 5% investment limitation to the extent that it relies on certain SEC rules that provide exemptions from 1940 Act prohibitions on affiliated transactions. However, to facilitate investments in smaller Portfolio Funds deemed attractive by the Adviser, the Master Fund may purchase non-voting securities of, or waive its right to vote its interests in, Portfolio Funds. Although the Master Fund may hold non-voting interests, the 1940 Act and the rules and regulations thereunder may nevertheless require the Master Fund to limit its position in a Portfolio Fund, if investments in the Portfolio Fund by the Master Fund will equal or exceed 25% of the Portfolio Fund's assets, or such other percentage limit as may be determined by the Master Fund in consultation with its counsel. These restrictions could change from time to time as applicable laws, rules or interpretations thereof are modified.

                             An investment in the Fund involves substantial risks and no assurance can be given that the Fund will achieve its investment objective.

POTENTIAL BENEFITS OF        By investing in the Fund, Members gain access to a
INVESTING IN THE FUND        group of Portfolio Managers whose services
                             typically are not available to the general investing public, whose investment funds may be closed from time to time to new investors or who otherwise may place stringent restrictions on the number and type of persons whose money they will manage. The Fund provides Members the opportunity to participate in the investment programs of a professionally selected cross-section of Portfolio
                             Managers, without being subject to the high minimum investment requirements that Portfolio Managers typically would impose on investors. Allocation of assets among Portfolio Managers has the potential to reduce the volatility of investment returns from that which might be associated with a direct investment with any single Portfolio Manager.

BORROWINGS                   The Fund and the Master Fund are authorized to
                             borrow money for investment purposes, to meet repurchase requests and for cash management purposes. Borrowings by the Fund or the Master Fund are subject to a 300% asset coverage requirement under the 1940 Act. Portfolio Funds that are not registered investment companies are not subject to this requirement. Borrowing for investment purposes
                             (a practice known as "leverage") is a speculative practice that involves risks. It is not anticipated that borrowings for investment purposes (other than on a short-term basis) by the Master Fund would be a principal investment strategy of the Master Fund.
                             Nevertheless, to the extent permitted by law, the Master Fund may borrow on a short-term basis (I.E., for repayment in less than 120 days) to meet repurchase requests or to make investments in Portfolio Funds pending the receipt of monies from anticipated purchases of Interests and proceeds from any withdrawal of the Master Fund from a Portfolio Fund. (SEE "Investment Program --
                             Borrowing; Use of Leverage.")

RISK FACTORS                 The investment program of the Fund is speculative
                             and involves substantial risks. There can be no assurance that the investment objective of the Fund will be achieved. The investment performance of the Fund will depend on the performance of the Master
                             Fund, which in turn will depend upon the performance of the Portfolio Managers with which the Master Fund invests, and the Adviser's ability to select Portfolio Managers and to allocate and reallocate effectively the Fund's assets among Portfolio Funds. The value of an investment in the Fund will fluctuate with changes in the values of the Master Fund's investments.

                             AN INVESTMENT IN THE FUND INVOLVES THE FOLLOWING GENERAL RISKS:

                             o Investing in the Fund can result in a loss of invested capital. Use of leverage, short sales and derivative transactions by Portfolio Managers can result in significant losses to the Master Fund and, therefore, the Fund.

                             o The Master Fund is a non-diversified fund and invests in Portfolio Funds that may not have diversified investment portfolios, thereby increasing investment risk. Further, as a non-diversified fund, the Master Fund is permitted to concentrate investments in a smaller number of Portfolio Funds than a "diversified fund" (although it is currently anticipated that the Master Fund will allocate assets to more than 20 Portfolio Funds).

                             o There are special tax risks associated with an investment in the Fund. (SEE "Tax Aspects.")

                             o The Fund and the Master Fund are, and many Portfolio Funds and Portfolio Managers may be, recently formed and have only limited operating histories.

                             o Interests will not be traded on any securities exchange or other market and will be subject to substantial restrictions on transfer. (SEE "Investment Practices and Related Risk Factors," "Redemptions, Repurchases of Interests and Transfers" and "Tax Aspects.") Liquidity will be provided to Members only through repurchase offers made from time to time by the Fund. There is no assurance that an investor tendering an Interest for repurchase in connection with a repurchase offer made by the Fund will have that Interest repurchased in that repurchase offer.

                             o An investor who meets the conditions imposed by the Portfolio Managers, including minimum initial investment requirements that may, in many cases, be substantially higher than $250,000 could invest directly in Portfolio Funds or with Portfolio Managers. By investing in Portfolio Funds indirectly through the Fund, a Member bears a PRO RATA portion of the asset-based fees and other expenses of the Fund, and also indirectly bears a PRO RATA portion of the asset-based fees, performance-based allocations and other expenses borne by the Master Fund as an investor in Portfolio Funds.

                             o The fees and other expenses borne directly and indirectly by the Fund, including those of the Master Fund, which include the fees, expenses and performance-based allocations that are borne by the Master Fund as an investor in the Portfolio Funds, are higher than those of most other registered investment companies.

                             INVESTING IN PORTFOLIO FUNDS INVOLVES SPECIAL RISKS, INCLUDING THE FOLLOWING:

                             o Portfolio Funds generally will not be registered as investment companies under the 1940 Act. Therefore, the Master Fund, as an investor in Portfolio Funds, will not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies (such as mutual funds).

                             o Portfolio Funds may, in some cases, concentrate their investments in a single industry or group of related industries. This increases the sensitivity of their investment returns to economic factors affecting that industry or group of industries.

                             o The Adviser may have little or no means of independently verifying information provided by Portfolio Managers and, thus, may not be able to ascertain whether Portfolio Managers are adhering to their disclosed investment strategies and their investment and risk management policies. A Portfolio Manager may use proprietary investment strategies that are not fully disclosed to the Adviser, which may involve risks under some market conditions that are not anticipated by the Adviser.

                             o The Master Fund relies primarily on information provided by Portfolio Managers in valuing its investments in Portfolio Funds. There is a risk that inaccurate valuations provided by Portfolio Managers could adversely affect the value of Interests and the amounts Members receive upon the repurchase of Interests. Because Portfolio Funds generally will provide net asset value information on a monthly basis, and may not provide detailed information on their investment positions except on an annual basis, the Master Fund generally will not be able to determine the fair value of its investments in Portfolio Funds or its net asset value other than as of the end of each month and may not be able to verify valuation information given to the Master Fund by Portfolio Managers.

                             o Portfolio Managers typically charge asset-based management fees, and typically are also entitled to receive performance-based fees or allocations. The Master Fund, as an investor in Portfolio Funds, will be subject to these fees and allocations, which will reduce the investment returns of the Fund. These fees and allocations are in addition to the investment management fee the Fund pays to the Adviser.

                             o The performance-based fees or allocations to Portfolio Managers may create an incentive for Portfolio Managers to make investments that are riskier or more speculative than those that might have been made in the absence of a performance-based fee or allocation. In addition, because a performance-based fee or allocation will generally be calculated on a basis that includes unrealized appreciation of a Portfolio Fund's assets, the fee or allocation may be greater than if it were based solely on realized gains.

                             o  Each Portfolio Manager will receive any
                                performance-based fees or allocations to which it is entitled irrespective of the performance of the other Portfolio Managers and the Master Fund generally. Accordingly, a Portfolio Manager with positive performance may receive performance-based compensation from the Master Fund, which will be borne indirectly by Members, even if the Master Fund's overall returns are negative.

                             o Investment decisions for Portfolio Funds are made by Portfolio Managers independently of each other. As a result, at any particular time, one Portfolio

                                Fund may be purchasing shares of an issuer whose shares are being sold by another Portfolio Fund. Consequently, the Master Fund could incur indirectly certain transaction costs without accomplishing any net investment result.

                             o  To the extent the Master Fund purchases
                                non-voting securities of a Portfolio Fund or waives its right to vote its securities with respect to Portfolio Funds, it will not be able to vote on matters that require the approval of the investors in the Portfolio Fund, including matters that could adversely affect the Master Fund's investment in the Portfolio Fund.

                             o The Master Fund may make additional investments in or effect withdrawals from Portfolio Funds only at certain specified times. The Master Fund may not be able to withdraw its investment in a Portfolio Fund promptly after it has made a decision to do so, which may result in a loss and adversely affect the Fund's investment return.

                             o Portfolio Funds may be permitted to distribute securities in-kind to investors making withdrawals of capital. Upon the Master Fund's withdrawal of all or a portion of its interest in a Portfolio Fund, the Master Fund may receive securities that are illiquid or difficult to value. In such circumstances, the Adviser would determine whether to attempt to liquidate the security, hold it in the Master Fund's portfolio or distribute it to investors in the Master Fund in connection with a repurchase by the Master Fund of all or a portion of its interests.

                             INVESTING IN A MASTER/FEEDER ARRANGEMENT INVOLVES CERTAIN ADDITIONAL RISKS, INCLUDING THE FOLLOWING:

                             o The Fund pursues its investment objective by investing in the Master Fund. The Fund does not have the right to withdraw its investment in the Master Fund. Instead, it may only do so through periodic repurchases by the Master Fund of the Fund's interests in the Master Fund. This may limit the ability of the Fund to make offers to repurchase interests. In addition, the Fund may receive securities and other investments from the Master Fund in lieu of cash when it withdraws capital from the Master Fund. The Fund will incur expenses in liquidating investments received in connection with any in-kind distributions.

                             o A change in the investment objective, policies or restrictions of the Master Fund may cause the Fund to withdraw its investment in the Master Fund. Alternatively, the Fund could seek to change its investment objective, policies or restrictions to conform to those of the Master Fund. The investment objective and certain investment restrictions of the Master Fund may be changed without the approval of investors in the Master Fund. However, the Master Fund will notify the Fund at least 30 days before any such significant changes are implemented.

                             o Interests in the Master Fund may be held by investors other than the Fund. These investors may include other investment funds, including investment companies that, like the Fund, are registered under the 1940 Act, and other types of pooled investment vehicles. When investors in the Master Fund vote on matters affecting the Master Fund, the Fund could be outvoted by other investors. The Fund also may be adversely affected otherwise by other investors in the Master Fund.

                             o Other investors in the Master Fund may offer shares (or interests) to their respective investors that have costs and expenses that differ from those of the Fund. Thus, the investment returns for investors in other funds that invest in the Master Fund may differ from the investment return of investors in the Fund.

MANAGEMENT                   The Board of Managers has overall responsibility
                             for the management and supervision of the operations of the Fund. The initial Managers serving on the Board of Managers have been elected by the initial Member of the Fund (who is affiliated with the Adviser). By signing the Company Agreement, each Member will be deemed to have voted for the election of each of the Managers. Any vacancy on the Board of Managers may be filled by the remaining Managers, except to the extent the 1940 Act requires the election of Managers by Members. A majority of the Managers are persons who are not "interested persons" (as defined by the 1940 Act) of the Fund, the Adviser or their affiliates (the "Independent Managers").
                             (SEE "Management of the Fund" and "Voting.")

                             The Master Fund also has a board of managers (the "Master Fund Board") which currently is comprised of the same individuals who comprise the Board of Managers of the Fund. The Master Fund Board has overall responsibility for the management and supervision of the operations of the Master Fund.

THE ADVISER                  The Adviser, Larch Lane Advisors LLC, a Delaware
                             limited liability company that is registered as an investment adviser under the Investment Advisers
                             Act of 1940, as amended (the "Advisers Act"), serves as the investment adviser of the Master Fund and the Fund. LLA Holdings LLC, the special member of the Adviser, owns 81.25% of the Adviser and is an indirect majority-owned subsidiary of Old Mutual
                             (US) Holdings Inc., which is a wholly-owned subsidiary of Old Mutual plc, a London exchange listed international financial services firm. As of March 31, 2008, the Adviser provided investment advisory services to client portfolios with assets of approximately $882 million.

                             Pursuant to an investment management agreement with the Fund (the "Investment Management Agreement"), the Adviser is responsible for developing, implementing and supervising the Fund's investment program and providing management services to the Fund. The Adviser is authorized to pursue the investment objective of the Fund by investing substantially all of the Fund's assets in another pooled investment fund that is managed by the Adviser and has the same investment objective and substantially the same investment policies as the Fund. Relying on this authority, the Adviser has determined to pursue the Fund's investment program by investing the Fund's assets in the Master Fund. In addition, pursuant to the terms of the Investment Management Agreement, the Adviser is authorized to retain any registered investment adviser to provide any or all of the investment advisory services required to be provided to the Fund or to assist the Adviser in providing these services. The Adviser also provides office space, telephone and utilities and certain other administrative services (including legal and compliance services relating to the provision of investment advisory services) as well as secretarial, clerical and other personnel as necessary to provide the services required to be provided under the Investment Management Agreement. In consideration for the services provided by the Adviser, the Fund pays the Adviser a monthly fee equal to 0.104% (1.25% on an annual basis) of the Fund's net assets as of the end of the month (after adjustment for any purchases and repurchases of Interests during the month) (the "Investment Management Fee"). The Investment Management Fee is payable in arrears within 30 business days after the end of the month.

                             Pursuant to its investment management agreement with the Master Fund (the "Master Fund Investment Management Agreement"), the Adviser is responsible for developing, implementing and supervising the Master Fund's investment program. In addition, pursuant to the terms of the Master Fund Investment Management Agreement, the Adviser is authorized to retain any registered investment adviser to provide any or all of the investment advisory services required to be provided to the Master Fund or to assist the Adviser in providing these services.
                             The Adviser also provides office space, telephone and utilities and certain other administrative services (including legal and compliance services relating to the provision of investment advisory services) as well as secretarial, clerical and other personnel as necessary to provide the services required to be provided under the Master Fund Investment Management Agreement. The Master Fund does not pay any investment management fee to the Adviser under the Master
                             Fund Investment Management Agreement. However, under that agreement, in the event the Adviser ceases to serve as the investment adviser to each fund that invests substantially all of its assets in the Master Fund (each, a "Feeder Fund"), the Master Fund would then be subject to a fee that is calculated and payable in accordance with the lowest annual rate that had most recently been charged by the Adviser to a Feeder Fund.

ADMINISTRATOR                Pursuant to an administration agreement (the
                             "Administration Agreement"), SEI Investments Global
                             Funds Services (the "Administrator") provides various administrative services to the Fund, including fund accounting, investor accounting and taxation services, maintaining the register of the Fund and generally performing all actions related to the issuance and transfer of Interests;
                             reviewing and, subject to approval by the Fund, accepting subscriptions for Interests and accepting payment therefor; performing all acts related to the repurchase of Interests; and performing all other clerical services necessary in connection with the administration of the Fund. The
                             Administrator may delegate certain of its administrative functions to other parties as it deems reasonable and appropriate, provided the provider and its services rendered to the Fund are disclosed to the Board. In consideration for these services, the Fund pays the Administrator a monthly administration and accounting fee equal to 0.0108%
                             (0.13% on an annual basis) of the net assets of the Fund as of the end of the month (the
                             "Administration Fee"), which will decline to the extent the Fund's net assets exceed $100 million.
                             However, the Fund and Old Mutual Absolute Return
                             Institutional Fund, L.L.C. are collectively subject to a minimum Administration Fee of $135,000 (which is subject to increases in subsequent years), which is allocated on a PRO RATA basis among the funds based on the net assets of each fund.

                             Pursuant to the Administration Agreement, the Administrator provides or arranges for the provision of similar administrative services to the Master Fund. In consideration for these services, the Master Fund pays the Administrator an administration and accounting fee equal to 0.01% on an annual basis, calculated and assessed monthly, based on the net assets of the Master Fund as of the end of the month (the "Master Fund Administration Fee"). However, the Master Fund is subject to a minimum Master Fund Administration Fee of $5,000.

                             The Fund also pays the Administrator or its affiliates certain investor servicing (I.E., transfer-agency) fees.

CUSTODIAN AND ESCROW AGENT   SEI Private Trust Company serves as the custodian
                             for the assets of the Fund. SEI Private Trust
                             Company also serves as the escrow agent for the assets of the Fund.

FEES AND EXPENSES            The Adviser bears all of its own costs incurred in
                             providing investment advisory and other services to the Fund and the Master Fund, including travel and other expenses related to the selection and monitoring of Portfolio Managers (except with respect to performing background checks on Portfolio Managers and retaining third parties to provide risk management services).

                             In addition to fees paid under the Investment Management Agreement, Distribution Agreement (defined below) and Administration Agreement, the Fund bears its own operating expenses and, through its investment in the Master Fund, its portion of the Master Fund's operating expenses. These operating expenses include, but are not limited to: all investment-related expenses (including, but not limited to, fees paid directly or indirectly to Portfolio Managers, investment-related interest expenses, all costs and expenses directly related to portfolio transactions and positions for the Master Fund's account such as direct and indirect expenses associated with the Master Fund's investments, including its investments in Portfolio Funds, costs and expenses associated with background checks on Portfolio Managers, all costs and expenses associated with retaining independent third parties to provide risk management services to the Master Fund, transfer taxes and premiums and taxes withheld on foreign dividends); any non-investment related interest expense; fees and disbursements of any attorneys and accountants engaged on behalf of the Fund and the Master Fund; entity-level taxes; audit and tax preparation fees and expenses; administrative expenses and fees of the Master Fund; custody and escrow fees and expenses of the Fund and Master Fund; the costs of an errors and omissions/directors and officers liability insurance and a fidelity bond for the Fund and the Master Fund; fees and travel-related expenses of the Board of Managers and the Master Fund Board who are not employees of the Adviser or any affiliate of the Adviser; all costs and charges for equipment or services used in communicating information regarding the Fund's and Master Fund's transactions among the Adviser and any custodian or other agent engaged by the Fund; any extraordinary expenses; and such other expenses as may be approved from time to time by the Board of Managers.

                             The Fund also indirectly bears fees and expenses of the Master Fund, as an investor in Portfolio Funds. Each Portfolio Manager generally receives a management fee and a performance fee or allocation with respect to the assets of Portfolio Funds that it manages. The amount of these fees and allocations varies among Portfolio Managers, but the management fees are generally expected to be between 1.0% - 2.0%, on an annual basis, of the total assets managed by a Portfolio Manager, and the performance fees or allocations are generally expected to be between 15% - 25% of the net capital appreciation (if any) in the assets managed by a Portfolio Manager. In addition, as an investor in Portfolio Funds, the Master Fund may also bear placement fees and/or repurchase or withdrawal fees, as well as other operating expenses of the Portfolio Funds.

                             The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the "Expense Limitation Agreement") under which the Adviser has agreed to waive its fees, or to pay or absorb the ordinary operating expenses of the Fund (including all organization and offering expenses, as well as the portion of the Master Fund's fees and expenses borne by the Fund, but excluding any Portfolio Fund fees and expenses), to the extent that they exceed 2.95% per annum of the Fund's average monthly net assets (the "Expense Limitation"). In consideration of the Adviser's agreement to limit the Fund's expenses, the Fund will carry forward the amount of expenses waived, paid or absorbed by the Adviser in excess of the Expense Limitation for a period not to exceed three years from the end of the fiscal year in which they were incurred and will reimburse the Adviser (or its affiliate) such amounts. Reimbursement will be made as promptly as possible, but only to the extent it does not cause the Fund's ordinary operating expenses to exceed the Expense Limitation. The Expense Limitation Agreement will remain in effect until terminated by the Fund. (SEE "Fees and Expenses.")

ALLOCATION OF PROFITS AND    The Fund maintains a separate capital account for
LOSSES                       each Member. The initial balance of a Member's
                             capital account will equal the amount of the Member's initial capital contribution to the Fund.
                             The net profits or net losses of the Fund
                             (including, without limitation, net realized gain or loss and the net change in unrealized appreciation or depreciation of securities positions) are credited to or debited against the capital accounts of Members as of the end of each fiscal period in accordance with their respective investment percentages for the period. Each
                             Member's investment percentage is determined each fiscal period by dividing, as of the commencement of the period, the balance of the Member's capital account by the sum of the balances of the capital accounts of all Members.

                             A fiscal period begins on the day after the last day of the preceding fiscal period and ends at the close of business on the first to occur of: (i) the last day of each fiscal year (March 31); (ii) the last day of each taxable year (December 31); (iii) the day preceding the date as of which any contribution to the capital of the Fund is made (generally expected each month); (iv) any day as of which the Fund repurchases the Interest (or portion thereof) of any Member; or (v) any day as of which any amount is credited to or debited from the capital account of any Member other than an amount to be credited to or debited from the capital accounts of all Members in accordance with their respective investment percentages. (SEE "Capital Accounts and Allocations.")

 CONFLICTS OF INTEREST       The investment activities of the Adviser, the
                             Portfolio Managers and their affiliates for their own accounts and for other accounts they manage may give rise to conflicts of interest that may disadvantage the Fund. (SEE "Conflicts of Interest.")

PURCHASES OF INTERESTS       Generally, the minimum initial investment by an
                             investor is $250,000 and the minimum additional investment is $25,000. Selected Dealers have the discretion to reduce the minimum initial investment for an investor to an amount not lower than $50,000. The minimum initial investment for employees of the Adviser or a Selected Dealer and their affiliates, and members of their immediate families and, in the sole discretion of the Adviser, as applicable, Managers, attorneys and other professionals engaged on behalf of the Fund and members of their immediate families, is $25,000. The minimum initial and minimum additional investment requirements may be reduced or increased by the Board of Managers.

                             The Fund expects to offer Interests once a month, generally as of the first business day of each month or more or less frequently in the sole discretion of the Board of Managers. All purchases are subject to the receipt of cleared funds from the investor prior to the applicable purchase date in the full amount of the purchase. The investor must also submit a completed investor certification before the applicable purchase date. The Board of Managers reserves the right to reject any purchase for Interests and the Board of Managers may, in its sole discretion, suspend purchases of Interests at any time.

                             The Fund has entered into a distribution agreement (the "Distribution Agreement") with Old Mutual Investment Partners to act as the distributor for the sale of Interests and to facilitate and assist in (or arrange for) the provision by Selected Dealers of investor services ("Member Services") to Members that are customers of Selected Dealers. Member Services refer principally to handling inquiries from Members regarding the Fund or their investments in the Fund. The Distributor is entitled to charge a sales load to each investor on the purchase price of its Interests of up to 2%. The specific amount of the sales load paid is generally dependent on the size of the investment in the Fund. The sales load will be charged as a percentage of an investor's investment amount. The sales load will not constitute an investment made by the investor in the Fund. The sales load may be adjusted or waived at the sole discretion of the applicable Selected Dealer in consultation with the Fund, and is expected to be waived for the Adviser and its affiliates, including the directors, partners, principals, officers and employees of each of these entities, and employees of the Selected Dealers and certain of their affiliates.

                             In addition, as compensation for the sale and marketing of Interests as well as providing Member Services, the Fund pays the Distributor a monthly fee at an annual rate of 0.90% of the net assets of the Fund (the "Marketing and Member Servicing Fee"). This fee is calculated as of the end of the month, after adjustment for any purchases and repurchases of Interests during the month. The fee is due and payable in arrears within 30 business days after the end of such month. These payments have been separately authorized by the Board pursuant to a marketing and member servicing plan adopted by the Board. (SEE "Purchases of Interests -- Plan of Distribution.")

INVESTOR SUITABILITY         An investment in the Fund involves substantial
                             risks and is not necessarily suitable for all eligible investors. You may lose some or all of your investment in the Fund. Before making a decision to invest in the Fund, you should consider whether the investment is consistent with your investment goals and needs and your financial situation, considering such factors as personal net worth, income, age, risk tolerance and liquidity needs.

INVESTOR ELIGIBILITY         The Fund intends to sell Interests only to
                             investors who are U.S. persons for Federal tax purposes and who meet the following criteria:
                             persons having an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and having a reasonable expectation of reaching the same income level in the current year; individuals having a net worth of at least $1 million; or entities having total assets of at least $5 million or entities all of whose beneficial owners themselves satisfy the aforementioned income or net worth criteria.
                             Prospective investors meeting these standards are referred to in this Prospectus as "Eligible
                             Investors." Each prospective investor will be required to certify that the Interest subscribed for is being acquired directly or indirectly for the account of an Eligible Investor. An existing
                             Member who is subscribing to make an additional investment in the Fund will be required to meet these eligibility criteria at the time of the additional investment. The relevant investor qualifications are set forth in the investor certification that must be completed by each prospective investor. (The form of certification that each investor will be asked to sign is contained in Appendix C of this Prospectus.)
                             Interests may not be purchased by nonresident aliens, foreign corporations, foreign partnerships, foreign trusts or foreign estates, all as defined in the Internal Revenue Code of 1986, as amended.

TRANSFER RESTRICTIONS        Interests held by Members may be transferred only:
                             (i) by operation of law pursuant to the death, divorce, bankruptcy, insolvency, dissolution or adjudication of incompetency of a Member; or (ii) with the written consent of the Board of Managers
                             (which may be withheld in its sole discretion). The
                             Board of Managers may not consent to a transfer other than a transfer: (i) in which the tax basis of the Interest in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferor; (ii) to members of the Member's immediate family
                             (brothers, sisters, spouse, parents and children);
                             (iii) as a distribution from a qualified retirement plan or an individual retirement account; or (iv) a transfer to which the Board of Managers may consent pursuant to the following sentence. The Board of Managers may consent to other pledges, transfers or assignments under such other circumstances and conditions as it, in its sole discretion, deems appropriate; PROVIDED, HOWEVER, that prior to any such pledge, transfer or assignment, the Board of Managers shall consult with counsel to the Fund to ensure that such pledge, transfer or assignment will not cause the Fund to be treated as a "publicly traded partnership" taxable as a corporation. In no event, however, will any transferee or assignee be admitted as a Member without the consent (or ratification) of the Board of Managers which may be withheld in its sole discretion. A Member who transfers an Interest may be charged reasonable expenses, including attorneys' and accountants' fees, incurred by the Fund in connection with the transfer. (SEE
                             "Redemptions, Repurchase of Interests and Transfers
                             -- Transfers of Interests.")

REDEMPTIONS AND REPURCHASES  Interests are not redeemable and a Member has no
OF INTERESTS BY THE FUND     right to require the Fund to redeem its Interest.
                             The Fund will from time to time make offers to repurchase Interests from Members pursuant to written tenders. Repurchase offers will be made at such times and on such terms as may be determined by the Board of Managers, in its sole discretion.
                             In determining whether the Fund should offer to repurchase Interests or portions thereof from Members, the Board of Managers will consider the recommendations of the Adviser. The Adviser currently expects that it will recommend to the Board of Managers that the Fund offer to repurchase
                             Interests from Members four times each year, as of the last day of each calendar quarter. The Board of Managers will also consider the following factors, among others, in making a determination as to whether to make an offer to repurchase Interests from Members: (i) whether any Members have requested the Fund to repurchase their Interests or portions thereof;
                             (ii) the liquidity of the Fund's assets (including the liquidity of investments held by the Master
                             Fund); (iii) the investment plans and working capital requirements of the Fund; (iv) the relative economies of scale with respect to the size of the Fund; (v) the history of the Fund in repurchasing
                             Interests; (vi) the economic condition of the securities markets; and (vii) the anticipated tax consequences of any proposed repurchases of Interests or portions thereof. (SEE "Redemptions, Repurchases of Interests and Transfers -- No Right of Redemption" and "-- Repurchases of Interests.")

                             The Company Agreement generally provides that the Fund will be dissolved if the Interest of any Member that has submitted a written request to the Fund for the repurchase of its entire Interest, in accordance with the terms of the Company Agreement, is not repurchased by the Fund within a period of two years following the date the request is received by the Fund.

                             If a repurchase offer is oversubscribed by Members who tender Interests for repurchase, the Fund will repurchase only a PRO RATA portion of the Interest tendered by each Member. In addition, a Member who tenders for repurchase only a portion of an Interest will be required to maintain a minimum capital account balance of $50,000 (or $25,000 in the case of Members who are employees of the Adviser or a Selected Dealer and their affiliates, and members of their immediate families and, in the sole discretion of the Adviser, as applicable, Managers, attorneys and other professionals engaged on behalf of the Fund and members of their immediate families) or such other amount as is determined by the Board of Managers. The Fund maintains the right to reduce the portion of an Interest to be repurchased from a Member so that the required minimum capital account balance is maintained.

                             The Fund may redeem all or part of an Interest if, among other reasons, ownership of an Interest by a Member would cause the Fund, the Master Fund or the Adviser to be in violation of, the securities, commodities or other laws of the U.S. or any other relevant jurisdiction.

TAXATION Counsel to the Fund, Schulte Roth & Zabel LLP, has rendered an opinion that the Fund will be classified as a partnership and not as an association taxable as a corporation for Federal tax purposes. Counsel to the Fund also has rendered its opinion that, under a "facts and circumstances" test, the Fund will not be treated as a "publicly traded partnership" taxable as a corporation. Accordingly, the Fund should not be subject to Federal income tax, and each Member will be required to report on its own annual tax return such Member's distributive share of the Fund's taxable income or loss.

                             If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation (as a result of a successful challenge to the opinions rendered by counsel to the Fund or otherwise), the taxable income of the Fund would be subject to corporate income tax and any distributions of profits from the Fund would be treated as dividends. (SEE "Tax Aspects.")

ERISA Investors subject to the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA") may invest in the Fund. However, because the Portfolio Funds, and to a lesser extent, the Fund and the Master Fund, may use leverage and the Portfolio Funds may engage in certain business activities, income from the Fund may be taxable to the extent the Fund's transactions are treated as giving rise to unrelated business taxable income. In such circumstances, investors subject to ERISA and other tax-exempt investors may be required to file tax returns and pay taxes on Fund income. Investment in Interests by entities subject to ERISA thus requires special consideration. Trustees or administrators of such tax-exempt entities are urged to carefully review the matters discussed in this Prospectus. (SEE "ERISA Considerations.")

REPORTS TO MEMBERS           The Fund will furnish to Members as soon as
                             practicable after the end of each taxable year such information as is necessary for them to complete their income tax or information returns, along with any other tax information required by law.

                             The Fund's ability to provide final Schedules K-1 to Members for any given tax year prior to April 15 of the following year will depend upon when it receives the requisite information from Portfolio Funds. (SEE "Additional Risk Factors -- Special Risks of Multi-Manager Structure.") The Fund will provide Schedules K-1 as soon as practicable after it receives all necessary information. However, delays frequently occur. Members should therefore be prepared to obtain extensions of the filing dates for their Federal, state and local income tax returns.

                             The Fund sends Members an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. Members also will be sent quarterly reports regarding the Fund's operations after the end of each quarter. Any Member may request from the Adviser an estimate, based on unaudited data, of the net asset value of the Fund as of the end of any calendar month.

TERM The Fund's term is perpetual unless the Fund is otherwise terminated under the terms of the Company Agreement.

FISCAL YEAR AND TAXABLE YEAR For accounting purposes, the Fund's fiscal year is the 12-month period ending on March 31. The
                             12-month period ending December 31 of each year is the taxable year of the Fund.

                            SUMMARY OF FUND EXPENSES

      The following table illustrates the expenses and fees that the Fund expects to incur and that investors can expect to bear.


      INVESTOR TRANSACTION EXPENSES
         Maximum Sales Load (as a percentage of offering price)(1)...............................       2%
         Maximum Repurchase Fee..................................................................     None
      ANNUAL EXPENSES (as a percentage of net assets attributable to Interests)
         Investment Management Fee...............................................................    1.25%
         Other Expenses(2).......................................................................    1.65%
         Acquired Fund (Portfolio Funds) Fees and Expenses(3)....................................    8.02%
         Total Annual Expenses(4)................................................................   10.96%
               Amount Waived Under Expense Limitation Agreement(4) ..............................       0%
         Net Annual Expenses After Expense Limitation
                (including Portfolio Fund Fees and Expenses)(4).....................................10.96%

                      Based on estimates of expenses for the fiscal year ending March 31, 2009.

-------------
(1) In connection with initial and additional investments, investors may be charged a sales load of up to 2% of the amounts transmitted in connection with their capital contributions. No sales load will be charged to certain types of investors. (SEE "Purchases of Interests -- Plan of Distribution.")

(2) Reflects all expected operating expenses for the Fund's current fiscal year, including an Administration Fee at the annual rate of 0.13% to be paid to the Administrator and a Marketing and Member Servicing Fee at the annual rate of 0.90% to be paid to the Distributor. In addition, the Fund's "Other Expenses" include the ordinary operating expenses of the Master Fund (including a Master Fund Administration Fee at the annual rate of 0.01% to be paid to the Administrator) that are expected to be borne by the Fund for the current fiscal year (but excluding any Portfolio Fund fees and expenses). "Other Expenses" are based on anticipated net proceeds of approximately $35 million from this offering.

(3) Includes the fees and expenses of the Portfolio Funds in which the Master Fund is already invested in and intends to invest in based upon the anticipated net proceeds from this offering. Typical performance fees or allocations to be paid to a Portfolio Manager generally range between 15% to 25% of the net capital appreciation (if any) in the assets managed by the Portfolio Manager. Fees and expenses of Portfolio Funds are based on historic fees and expenses. Future Portfolio Funds' fees and expenses may be substantially higher or lower because certain fees are based on the performance of the Portfolio Funds, which may fluctuate over time. The amount of the Fund's average net assets used in calculating this percentage was based on anticipated net proceeds of approximately $35 million from this offering.

(4) The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the "Expense Limitation Agreement") under which the Adviser has agreed to waive its fees, or to pay or absorb the ordinary operating expenses of the Fund (including the portion of the Master Fund's fees and expenses borne by the Fund, but excluding any Portfolio Fund fees and expenses), to the extent that they exceed 2.95% per annum of the Fund's average monthly net assets (the "Expense Limitation"). In consideration of the Adviser's agreement to limit the Fund's expenses, the Fund will carry forward the amount of expenses waived, paid or absorbed by the Adviser in excess of the Expense Limitation for a period not to exceed three years from the end of the fiscal year in which they were incurred and will reimburse the Adviser (or its affiliate) such amounts. Reimbursement will be made as promptly as possible, but only to the extent it does not cause the Fund's operating expenses to exceed the Expense Limitation. The Expense Limitation Agreement will remain in effect until terminated by the Fund. (SEE "Fees and Expenses.")

     The purpose of the table above and the example below is to assist prospective investors in understanding the various costs and expenses investors in the Fund will bear directly or indirectly. For a more complete description of the various fees and expenses of the Fund, see "Investment Advisory Services," "Fees and Expenses" and "Purchases of Interests."

     EXAMPLE:

     An investor would pay the following expenses on a $250,000 investment, assuming a 5% annual return:*

                         1 YEAR        3 YEARS        5 YEARS        10 YEARS
                         ------        -------        -------        --------
                         $31,052       $78,590        $120,630       $205,673


     The Example above is based on the fees and expenses set forth above and assumes that the Expense Limitation Agreement remains in effect (and also reflects the maximum 2% sales load that may be assessed on a $250,000 investment in the Fund). It should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown, and the Fund's actual rate of return may be greater or less than the hypothetical 5% return assumed in the example.

     * On an investment of $1,000, the Example would be as follows:

     EXAMPLE:

     An investor would pay the following expenses on a $1,000 investment, assuming a 5% annual return:

                         1 YEAR        3 YEARS        5 YEARS        10 YEARS
                         ------        -------        -------        --------
                         $124           $314           $483           $823

                              FINANCIAL HIGHLIGHTS

      The information contained in the table below sets forth selected information derived from: the financial statements contained in the Fund's annual reports for the fiscal periods ended March 31, 2008 and March 31, 2007 (the "Annual Reports") which have been audited by Anchin, Block & Anchin LLP ("ABA"). ABA's reports, along with the Fund's financial statements, are included in the Annual Reports. The Fund's Annual Reports have been filed with the Securities and Exchange Commission (the "SEC") and are available on the SEC's website at www.sec.gov, and are also available upon request by calling (888) 266-2200.

                                         For the Year         November 1, 2006*
                                             Ended                   to
                                         March 31, 2008         March 31, 2007
                                         --------------       -----------------


      Total Return                              8.31  %         3.85  %(1)

      Net assets, end of period (000's)      $  12,229         $10,171

      Ratio to average net assets:
         Expenses, before waivers and
           reimbursements (2)                   8.92  %         8.95  %(3)

         Expenses, net of waivers and
           reimbursements (2)                   2.95  %         2.95  %(3)

         Net investment loss, before waivers
           and reimbursements                  (8.62) %        (8.56) %(3)

         Net investment loss, net of waivers
           and reimbursements                  (2.65) %        (2.56) %(3)

      Portfolio turnover rate (5)               25.01 %         2.52  %(4)


         *    Commencement of operations.
         (1) Total return is for the period indicated and has not been annualized.
         (2) Expenses of Portfolio Funds from the Master Fund are not included in the expense ratio.
         (3)  Annualized.
         (4)  Not annualized.
         (5) Represents portfolio turnover rate of Old Mutual Absolute Return Master Fund, L.L.C.

         Note: The expense ratios, the net investment loss ratio, and the total return percentages are calculated for the Members taken as a whole. The computation of such ratios and return based on the amount of expenses charged to any specific Member may vary from the overall ratios presented elsewhere in the Fund's financial statements (attached herewith as Appendix B) as a result of the timing of capital transactions.

                                    THE FUND

      Old Mutual Absolute Return Fund, L.L.C. (the "Fund") is a Delaware limited liability company that is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a non-diversified, closed-end, management investment company. The Fund invests substantially all of its assets in Old Mutual Absolute Return Master Fund, L.L.C. (the "Master Fund"), a Delaware limited liability company that is also registered under the 1940 Act. The Fund's principal office is located at c/o Larch Lane Advisors LLC, 800 Westchester Avenue, S-618, Rye Brook, New York 10573 and its telephone number is (888) 266-2200. Responsibility for the overall management and supervision of the operations of the Fund is vested in the individuals who serve on the Board of Managers of the Fund (the "Board of Managers"). Investors who purchase limited liability company interests in the Fund ("Interests") in the offering being made hereby will become members of the Fund ("Members").

                        USE OF PROCEEDS; CASH EQUIVALENTS

      The net proceeds of the offering of Interests (after payment of expenses) are expected to be invested at all times in accordance with the investment objective and policies of the Fund. During periods of adverse market conditions in the securities markets, as determined by Larch Lane Advisors LLC (f/k/a 2100 Larch Lane LLC) (the "Adviser"), the Fund or the Master Fund may temporarily invest all or any portion of their respective assets in high quality fixed-income securities, money market instruments or shares of money market funds, or may hold cash. The Fund and the Master Fund also may invest in money market instruments or shares of money market funds, or hold cash, for liquidity purposes. (SEE "Investment Practices and Related Risk Factors -- Money Market Instruments.") The Portfolio Managers may also invest in such cash equivalents.

                                    STRUCTURE

      The Fund is a specialized investment vehicle that combines many of the features of a private investment fund with those of a closed-end investment company. Private investment funds are unregistered, commingled asset pools that are often aggressively managed and offered in large minimum denominations (often over $1 million) through private placements to a limited number of high net worth individual and institutional investors. The investment advisers of these funds are typically compensated through asset-based fees and performance-based allocations. Closed-end investment companies are 1940 Act registered pools typically organized as corporations or business trusts that usually are managed more conservatively than most private investment funds. They generally impose relatively modest minimum initial investment requirements (often less than $2,000) and are publicly offered to a broad range of investors. The managers to these companies are typically compensated through asset-based (but not performance-based) fees.
      The Fund is similar to a private investment fund in that its Interests will be sold solely to high net worth individual and institutional investors, but differs from a typical private investment fund in that it has registered as an investment company under the 1940 Act and has registered the offering of its Interests under the Securities Act of 1933, as amended (the "1933 Act"). The structure of the Fund is designed to permit sophisticated investors that have a higher tolerance for investment risk to participate in an aggressive investment program without making the more substantial minimum capital commitment that is required by many private investment funds.

                               INVESTMENT PROGRAM

INVESTMENT OBJECTIVE

      The Fund's investment objective is to seek to generate attractive returns while attempting to reduce volatility. In pursuing its investment objective, the Fund invests substantially all of its assets in the Master Fund. The Master Fund, in turn, invests its assets primarily in private investment funds, joint ventures, investment companies and other similar investment vehicles ("Portfolio Funds") that are managed by a select group of portfolio managers ("Portfolio Managers") that invest in a variety of financial markets and utilize a broad range of alternative investment strategies. The Master Fund has the same investment objective and substantially the same investment policies as those of the Fund. This form of investment structure is commonly known as a "master/feeder fund" arrangement. The Adviser is responsible for determining the portion of the Master Fund's assets to be allocated to each Portfolio Manager.
      At present, there are a number of money managers whose services are not generally available to the investing public. These managers, who generally place stringent restrictions on the number of persons whose money they will manage, employ a wide variety of investment strategies and techniques. By investing through this diverse group, the Fund seeks to provide investors with access to the varied skills and expertise of these managers while at the same time seeks to lessen the risks and volatility associated with investing through any single money manager. An investment in the Fund also enables investors to avoid, to a significant extent, the high minimum investment requirements typically imposed on individual investors by Portfolio Managers.
      In allocating the assets of the Master Fund, the Adviser takes an "absolute return" approach, I.E., seeks to generate returns that are not highly correlated with the performance of major equity, bond or commodities markets. In doing so, the Adviser expects to emphasize investments with Portfolio Managers that pursue "Relative Value Arbitrage Strategies" and "Long-Short Trading Strategies." Relative Value Arbitrage Strategies generally involve the simultaneous purchase and sale of 'like' securities in order to seek to profit from pricing discrepancies between markets. The following strategies fall within this category, among others: (i) Convertible Arbitrage; (ii) Option Volatility Arbitrage; (iii) Capital Structure Arbitrage; (iv) Fixed Income Arbitrage; and
(v) Event Arbitrage. Long-Short Trading Strategies involve the purchase of stocks which are believed to be undervalued and the selling short of stocks believed to be overvalued. Statistical Arbitrage and Fundamental Long-Short Strategies are among the strategies used in long-short trading. (SEE "Investment Strategies" for a description of various Relative Value Arbitrage and Long-Short Trading Strategies.) The Adviser may also allocate the assets of the Master Fund to Portfolio Funds employing a mix of other strategies including, among others, "Global Macro," "Currency & Commodity Trading" and "Multi-Strategy." It is expected that Portfolio Funds employing these strategies would comprise a smaller portion of the Master Fund's portfolio than Portfolio Funds employing Relative Value Arbitrage and Long-Short Trading Strategies. The strategies, as well as various others, that may be employed by Portfolio Managers are described below under "Investment Strategies."
      PORTFOLIO MANAGER SELECTION. The Adviser is responsible for researching and identifying Portfolio Managers and determining the portion of the Master Fund's assets to be allocated to each Portfolio Manager. Portfolio Managers are chosen on the basis of selection criteria established by the Adviser, including, but not limited to, an analysis of: the particular strategy employed by the Portfolio Manager and its expected correlation with the U.S. equities markets, the expected level of portfolio diversification, the Portfolio Manager's experience and reputation, applicable Portfolio Fund fees, anticipated risks versus projected returns, applicable liquidity terms and the Portfolio Manager's track record. Portfolio Managers generally will be compensated on terms which will usually include asset-based and performance-based fees or allocations paid by, or charged to, the relevant Portfolio Fund.
      The Fund's multi-asset, multi-manager structure seeks to take advantage of broad market opportunities. The Master Fund does not follow a rigid investment policy that would restrict it from participating in any market, strategy or investment. In fact, subject to certain limitations described herein, the Fund's assets may be deployed in whatever markets or strategies are deemed appropriate under prevailing economic and market conditions to attempt to achieve attractive long-term risk-adjusted returns. The Adviser regularly monitors the performance of each Portfolio Fund and evaluates each Portfolio Manager to determine whether its investment program is consistent with the Master Fund's investment objective. The Adviser may: (i) reallocate the Master Fund's assets among Portfolio Managers; (ii) allocate the Master Fund's assets to new Portfolio Managers; and (iii) remove existing Portfolio Managers from the Master Fund's portfolio. The identity and number of Portfolio Managers is likely to change over time. The Adviser may withdraw from or invest in different Portfolio Funds without prior notice to, or the consent of, the Members.
      PORTFOLIO FUND INVESTMENTS AND INVESTMENT PRACTICES. Portfolio Managers may invest in a wide range of instruments and markets and may pursue various investment strategies. In addition to investments in equity and debt securities of U.S. and foreign issuers, Portfolio Managers may invest in equity-related instruments, currencies, commodities, futures, U.S. and foreign equity-related instruments, debt-related instruments, notes, options, warrants, convertible securities, repurchase and reverse repurchase agreements, mortgage-related and other asset-backed securities, real estate investment trusts, swaps, other derivatives and cash or cash equivalents (such as treasury notes and bills, certificates of deposit, commercial paper, bankers acceptances or mutual funds that invest in these types of instruments). Some of these instruments may not be traded on public markets. The Adviser expects that Portfolio Managers will utilize both over-the-counter and exchange traded instruments (including derivative instruments), trade on margin and engage in short sales. Portfolio Managers are generally not limited in the markets in which they invest (either by location or type, such as large capitalization, small capitalization or foreign markets) or the investment disciplines that they may employ (such as value or growth or bottom-up or top-down analysis).
      Portfolio Managers may use various investment techniques for hedging and non-hedging purposes. For example, a Portfolio Manager may sell securities short and purchase and sell options and futures contracts and engage in other derivative transactions. The use of these techniques may be an integral part of a Portfolio Manager's investment program, and involves certain risks. Portfolio Managers may generally utilize leverage without limit, which also entails risk. Portfolio Funds in which the Master Fund invests are not subject to the investment restrictions of the Fund or the Master Fund and, unless registered under the 1940 Act, are generally not subject to any investment limitations imposed by the 1940 Act.
      1940 ACT LIMITATIONS. The Master Fund will limit its investment position in a Portfolio Fund to less than 5% of the Portfolio Fund's outstanding voting securities, absent an order of the Securities and Exchange Commission (the "SEC") (or assurances from the SEC staff) under which the Master Fund's contribution and withdrawal of capital from a Portfolio Fund in which it holds 5% or more of the outstanding interests will not be subject to various 1940 Act prohibitions on affiliated transactions. The Master Fund also is not required to adhere to this 5% investment limitation to the extent that it relies on certain SEC rules that provide exemptions from 1940 Act prohibitions on affiliated transactions. However, to facilitate investments in smaller Portfolio Funds deemed attractive by the Adviser, the Master Fund may purchase non-voting securities of, or waive its right to vote its interests in, Portfolio Funds. Although the Master Fund may hold non-voting interests, the 1940 Act and the rules and regulations thereunder may nevertheless require the Master Fund to limit its position in a Portfolio Fund, if investments in the Portfolio Fund by the Master Fund will equal or exceed 25% of the Portfolio Fund's assets, or such other percentage limit as may be determined by the Master Fund in consultation with its counsel. These restrictions could change from time to time as applicable laws, rules or interpretations thereof are modified.
      TEMPORARY INVESTMENTS. Each Portfolio Manager and, during periods of adverse market conditions in the securities markets as determined by the Adviser, the Fund or the Master Fund, may temporarily invest all or any portion of their respective assets in high quality fixed-income securities, money market instruments or shares of money market funds, or may hold cash. The Fund and the Master Fund also may invest in money market instruments or shares of money market funds, or hold cash, for liquidity purposes. (SEE "Investment Practices and Related Risk Factors -- Money Market Instruments.")
      THE FUND'S INVESTMENT PROGRAM IS SPECULATIVE AND ENTAILS SUBSTANTIAL RISKS. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES OF THE FUND, THE MASTER FUND OR A PORTFOLIO FUND WILL BE ACHIEVED OR THAT THEIR INVESTMENT PROGRAMS WILL BE SUCCESSFUL. IN PARTICULAR, THE USE OF LEVERAGE, SHORT SALES AND DERIVATIVE TRANSACTIONS BY PORTFOLIO MANAGERS, AND LIMITED DIVERSIFICATION CAN, IN CERTAIN CIRCUMSTANCES, RESULT IN SIGNIFICANT LOSSES TO THE MASTER FUND, AND, THEREFORE, THE FUND. INVESTORS SHOULD CONSIDER THE FUND AS A SUPPLEMENT TO AN OVERALL INVESTMENT PROGRAM AND SHOULD INVEST ONLY IF THEY ARE WILLING TO UNDERTAKE THE RISKS INVOLVED. INVESTORS IN THE FUND COULD LOSE SOME OR ALL OF THEIR INVESTMENT.

INVESTMENT STRATEGIES

      The Master Fund seeks to provide investors with exposure to a mix of hedge fund strategies by investing in Portfolio Funds. The Adviser follows a well-developed investment process consisting of a rigorous evaluation of Portfolio Managers.
      It is currently expected that a majority of the Master Fund's portfolio will be comprised of Portfolio Funds employing "Relative Value Arbitrage Strategies" and "Long-Short Trading Strategies." The other portion of the Fund's portfolio is expected to be comprised of a mix of other strategies, including but not limited to "Global Macro," "Currency & Commodity Trading " and "Multi-Strategy." A description of these strategies follows. The discussion is not, in any way, intended to predict the mix of strategies that will be represented in the Fund's portfolio.

                            RELATIVE VALUE ARBITRAGE
      Relative Value Arbitrage Strategies generally involve the simultaneous purchase and sale of 'like' securities in order to seek to profit from pricing discrepancies between markets. The following strategies fall within this category, among others: (i) Convertible Arbitrage; (ii) Option Volatility Arbitrage; (iii) Capital Structure Arbitrage; (iv) Fixed Income Arbitrage; and
(v) Event Arbitrage.

      o CONVERTIBLE ARBITRAGE. Buying "long" a convertible bond or preferred stock and selling "short" the underlying common stock into which the bond or preferred stock may be converted in anticipation of profiting from a relative mispricing between them.

      o OPTION VOLATILITY ARBITRAGE. Purchasing an option when its implied volatility is below its historic mean and selling short the underlying security to hedge. Conversely, if implied volatility is above its historic mean, the Portfolio Manager would likely sell an option and buy the underlying security to hedge.

      o CAPITAL STRUCTURE ARBITRAGE. Buying "long" and selling "short" different classes of securities of the same issuer in anticipation of profiting from the relative mispricing between them.
          Convertible-bond arbitrage and equity-warrant arbitrage are forms of balance-sheet arbitrage.

      o FIXED INCOME ARBITRAGE. Purchasing government, corporate mortgage or bank debt securities and selling "short" government, corporate, mortgage or bank debt securities in anticipation of profiting from a relative mispricing between them.

      o EVENT ARBITRAGE. Investing in the securities of companies that are the subject of a corporate event, where there is a perceived differential between the current market price and the value to be received from the successful consummation of the anticipated corporate event. Conversely, short positions may be taken in anticipation of a failure of such events. Event arbitrage includes the following strategies, among others:

      o MERGER ARBITRAGE: Investing in the securities of publicly-traded companies involved in announced mergers or acquisitions, cash tender offers, exchange offers or corporate recapitalizations, either long or short, in expectation of profiting from the price differential between the purchase price of the securities and the value received for the securities as a result of or in expectation of the consummation of the event.

          o DISTRESSED SECURITIES INVESTING: Investing in the securities of companies involved in bankruptcies, liquidations, workouts and financial reorganizations, either long or short, in order to realize profit potential.

                                   LONG-SHORT
      Long-Short Trading Strategies generally involve the purchase of stocks which are believed to be undervalued and the selling short of stocks believed to be overvalued. Statistical Arbitrage and Fundamental Long-Short Strategies are among the strategies used in long-short trading.

         o STATISTICAL ARBITRAGE. Buying "long" a security, or a basket of securities, that are believed to be undervalued relative to their historic price and selling "short" a related security, or related basket of securities, that are believed to be overvalued relative to their historic price in anticipation of profiting as the prices of the securities, or baskets of securities, return to their historic prices.

         o FUNDAMENTAL LONG-SHORT. Buying "long" and selling "short" portfolios of securities which, in the aggregate, have limited market exposure using fundamental analysis in anticipation of profiting from the excess return provided by the portfolios over the market return.

                                OTHER STRATEGIES
      Portfolio Managers may also employ the following trading strategies, including, but not limited to, equity and fixed-income securities or currency and commodities using either technical or fundamental analysis or a combination thereof in order to profit from movements in the prices of these securities or commodities. Portfolio Managers may concentrate their trading in specific industry sectors and the nature of their trading activities may be either short- or long-term. Trading can include emerging market securities or commodities, and examples of relevant strategies include the following:

         o GLOBAL MACRO. Making opportunistic investments in any type of market or instrument that a Portfolio Manager believes offers a high profit potential, often based on macroeconomic supply-and-demand factors rather than company-specific analysis. Portfolio Managers employing this strategy may take large long or short positions in derivatives, currencies or commodities, as well as in various types of securities. Such positions may reflect the Portfolio Manager's views on the direction of an asset class, or may be offsetting positions that reflect the Portfolio Manager's views on the relative value of two or more asset classes.

         o CURRENCY & COMMODITY TRADING. This strategy can be employed as part of a Global Macro Strategy. Portfolio Managers employing this particular strategy purchase and sell local or foreign currency, commodity futures and options or such futures contracts based on supply and demand factors affecting price within each market. Certain Portfolio Managers also use commodity-related equities to implement their strategies.

         o MULTI-STRATEGY. Portfolio Managers of multi-strategy funds can invest across a range of strategies and markets and have the unique ability to shift capital across a variety of strategies based on the market environment and the opportunities available in the financial markets.

NEGOTIATION OF TERMS

      In some cases, the Adviser actively negotiates the terms of an investment with a Portfolio Manager. The primary items that may be negotiated are management and incentive fees or allocations, liquidity and reporting transparency. These revised terms are typically reflected in a "side letter" that modifies the generic offering terms.

REDEMPTION OF INVESTMENTS

      When determined to be appropriate, the Adviser will withdraw the Master Fund's investment from a Portfolio Fund. These withdrawals can be for structural or strategic reasons (E.G., to emphasize a certain strategy based on market conditions) or for specific reasons (E.G., strategy/style drift; departure of key personnel; underperformance relative to peers or relative to expectations). Withdrawals may also be made to fund repurchase requests.

PORTFOLIO MANAGERS

      The identity and number of Portfolio Managers will change over time. The Adviser may withdraw from or invest in Portfolio Funds in its discretion. The termination of Portfolio Managers and the addition of Portfolio Managers do not require the approval of investors in the Fund.

      Certain of the Portfolio Managers chosen for the Fund's portfolio may be registered as investment advisers under the Advisers Act, or similar state statutes. The Adviser does not require any Portfolio Managers it selects for the Fund to be so registered.

BORROWING; USE OF LEVERAGE

      The Fund and the Master Fund are authorized to borrow money for investment purposes, to meet repurchase requests and for cash management purposes. Portfolio Funds generally are permitted to borrow money for a variety of purposes. The use of borrowings for investment purposes is known as "leverage" and involves a high degree of risk. It is not anticipated that borrowings for investment purposes (other than on a short-term basis) by the Master Fund would be a principal investment strategy of the Master Fund. Nevertheless, to the extent permitted by law, the Master Fund may borrow on a short-term basis (I.E., for repayment in less than 120 days) to meet repurchase requests or to make investments in Portfolio Funds pending the receipt of monies from anticipated purchases of Interests and proceeds from any withdrawal of the Master Fund from a Portfolio Fund. The investment programs of certain Portfolio Managers may make extensive use of leverage.
      The Fund and Master Fund are subject to the 1940 Act requirement that an investment company satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the "Asset Coverage Requirement"). This means that the value of each of the Fund's and Master Fund's total indebtedness may not exceed one-third the value of its total assets (including such indebtedness). These limits do not apply to the Portfolio Funds (except for Portfolio Funds that are registered under the 1940 Act, if any) and, therefore, the Master Fund's portfolio may be exposed to the risk of highly leveraged investment programs of certain Portfolio Funds. (SEE "Investment Practices and Related Risk Factors -- Leverage.") The Asset Coverage Requirement applies to borrowings by the Fund and Master Fund, as well as to other transactions by the Fund and the Master Fund that can be deemed to result in the creation of a "senior security." Generally, in conjunction with investment positions for the Fund and the Master Fund that are deemed to constitute senior securities, the Fund and the Master Fund must: (i) observe the Asset Coverage Requirement; (ii) maintain daily a segregated account in cash or liquid securities at such a level that the amount segregated plus any amounts pledged to a broker as collateral will equal the current value of the position; or (iii) otherwise cover the investment position with offsetting portfolio securities. Segregation of assets or covering investment positions with offsetting portfolio securities may limit the Fund's and the Master Fund's ability to otherwise invest those assets or dispose of those securities.

                  INVESTMENT PRACTICES AND RELATED RISK FACTORS

GENERAL

      All investments made by the Fund and Master Fund risk the loss of capital. The Portfolio Managers may utilize such investment techniques as margin transactions, short sales, option transactions and forward and futures contracts, which practices can, in certain circumstances, maximize the adverse impact to which the Fund, through the Master Fund, may be subject. No guarantee or representation is made that the Fund's or the Master Fund's program will be successful, and investment results may vary substantially over time. (SEE "Investment Program.")

      This section discusses the types of financial instruments that may be used by Portfolio Managers, the types of investment practices that may be used and the risk factors associated with these instruments and practices. The impact of a particular risk on a Portfolio Fund will, in turn, have a corresponding impact on the Master Fund and, therefore, the Fund.

      PAST RESULTS OF THE PORTFOLIO MANAGERS SELECTED BY THE ADVISER ARE NOT NECESSARILY INDICATIVE OF FUTURE PERFORMANCE. NO ASSURANCE CAN BE MADE THAT PROFITS WILL BE ACHIEVED OR THAT SUBSTANTIAL LOSSES WILL NOT BE INCURRED.

EQUITY SECURITIES

      Portfolio Funds' investments may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and foreign issuers. Portfolio Funds also may invest in depositary receipts relating to foreign securities. (SEE "Foreign Securities" below.) Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

      Portfolio Managers may invest in equity securities without restriction as to market capitalization, such as those issued by smaller capitalization companies, including micro cap companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies because these securities typically are traded in lower volume and the issuers typically are subject to greater changes in earnings and prospects. Portfolio Managers may purchase securities in all available securities trading markets.

      COMMON STOCKS. Common stocks are shares of a corporation or other entity that entitle the holder to a PRO RATA share of the profits, if any, of the entity without preference over any other shareholder or claim of shareholders, after making required payments to holders of the entity's preferred stock and other senior securities. Common stock usually carries with it the right to vote and frequently an exclusive right to do so.

      PREFERRED STOCKS. Preferred stock generally has a preference as to dividends, and upon the event of liquidation, a preference over an issuer's common stock, but ranks junior to debt securities in an issuer's capital structure. Preferred stock generally pays dividends in cash (or additional shares of preferred stock) at a defined rate, but unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer's board of directors. Dividends on preferred stock may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred stock, no dividends may be paid on the issuer's common stock until all unpaid preferred stock dividends have been paid. Preferred stock may also be subject to optional or mandatory redemption provisions.

      CONVERTIBLE SECURITIES. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics, in that they generally (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities; (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics; and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.

      The value of a convertible security is a function of its "investment value" (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its "conversion value" (the security's worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors may also have an effect on the convertible security's investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. Generally, the conversion value decreases as the convertible security approaches maturity. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security.

      A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security's governing instrument. If a convertible security held by a Portfolio Fund is called for redemption, a Portfolio Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on a Portfolio Fund's ability to achieve its investment objective, which, in turn, could result in losses to the Fund.

BONDS AND OTHER FIXED-INCOME SECURITIES

      Portfolio Funds may invest in bonds and other fixed-income securities. Portfolio Managers will invest in these securities when they offer opportunities for capital appreciation and may also invest in these securities for temporary defensive purposes and to maintain liquidity.

      Fixed-income securities include, among other securities: bonds, notes and debentures issued by corporations; debt securities issued or guaranteed by the U.S. government or one of its agencies or instrumentalities ("U.S. Government Securities") or by a foreign government; municipal securities; and mortgage-backed and asset-backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (I.E., credit risk) and are subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (I.E., market risk).

      Portfolio Managers may invest in both investment grade and non-investment grade debt securities. Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization ("NRSRO") in one of the four highest rating categories or, if not rated by any NRSRO, have been determined by a Portfolio Manager to be of comparable quality. Non-investment grade debt securities (typically called "junk bonds") are securities that have received a rating from a NRSRO of below investment grade or have been given no rating, and are considered by the NRSRO to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. Non-investment grade debt securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade debt securities to make principal and interest payments than is the case for higher grade debt securities. An economic downturn affecting an issuer of non-investment grade debt securities may result in an increased incidence of default. In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities.

FOREIGN SECURITIES

      Portfolio Managers may invest in securities of foreign issuers and in depositary receipts, such as American Depositary Receipts ("ADRs"), that represent indirect interests in securities of foreign issuers. Foreign securities in which Portfolio Managers may invest may be listed on foreign securities exchanges or traded in foreign over-the-counter markets. Investments in foreign securities are affected by risk factors generally not thought to be present in the U.S. These factors include, but are not limited to, the following: varying custody, brokerage and settlement practices; difficulty in pricing; less public information about issuers of foreign securities; less governmental regulation and supervision over the issuance and trading of securities than in the U.S.; the unavailability of financial information regarding the foreign issuer or the difficulty of interpreting financial information prepared under foreign accounting standards; less liquidity and more volatility in foreign securities markets; the possibility of expropriation or nationalization; the imposition of withholding and other taxes on interest, dividends, capital gains or other income; adverse political, social or diplomatic developments; limitations on the movement of funds or other assets of a Portfolio Fund between different countries; difficulties in invoking legal process abroad and enforcing contractual obligations; and the difficulty of assessing economic trends in foreign countries. Moreover, governmental issuers of foreign securities may be unwilling to repay principal and interest due, and may require that the conditions for payment be renegotiated. Investment in foreign countries also involves higher brokerage and custodian expenses than does investment in domestic securities.

      Other risks of investing in foreign securities include changes in currency exchange rates (in the case of securities that are not denominated in U.S. dollars) and currency exchange control regulations or other foreign or U.S. laws or restrictions, or devaluations of foreign currencies. A decline in the exchange rate would reduce the value of certain of a Portfolio Fund's foreign currency denominated portfolio securities irrespective of the performance of the underlying investment. In addition, a Portfolio Fund may incur costs in connection with conversion between various currencies. The foregoing risks may be greater in emerging and less developed countries. (SEE "Investment Practices and Related Risk Factors -- Emerging Market Investments.")

      A Portfolio Fund may enter into forward currency exchange contracts ("forward contracts") for hedging purposes and non-hedging purposes to pursue its investment objective. Forward contracts are transactions involving a Portfolio Fund's obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by a Portfolio Fund for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when a Portfolio Fund anticipates purchasing or selling a foreign security. This technique would allow the Portfolio Fund to "lock in" the U.S. dollar price of the security. Forward contracts may also be used to attempt to protect the value of a Portfolio Fund's existing holdings of foreign securities. There may be, however, imperfect correlation between a Portfolio Fund's foreign securities holdings and the forward contracts entered into with respect to those holdings. Forward contracts may also be used for non-hedging purposes to pursue a Portfolio Fund's investment objective, such as when a Portfolio Manager anticipates that particular foreign currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the Portfolio Fund's investment portfolio. There is no requirement that the Portfolio Funds hedge all or any portion of their exposure to foreign currency risks.

NON-DIVERSIFIED STATUS

      The Fund and the Master Fund are "non-diversified" investment companies. Thus, there are no percentage limitations imposed by the 1940 Act on the percentage of their assets that may be invested in the securities of any one issuer. Also, there generally are no requirements that the investments of Portfolio Funds be diversified. The portfolio of the Master Fund may, therefore, be subject to greater risk than the portfolio of a similar fund that diversifies its investments. To address this risk, the Master Fund generally does not invest more than 25% of its net asset value (measured at the time an investment is made) in the investment program of any single Portfolio Manager. The Adviser believes that this approach can help to reduce overall investment risk.

LEVERAGE

      Some or all of the Portfolio Managers may make margin purchases of securities and, in that regard, can borrow money from brokers and banks for investment purposes. This practice, which is known as "leverage," is speculative and involves certain risks. The Fund and Master Fund may also borrow money as discussed under "Investment Program -- Borrowing; Use of Leverage."

      Trading equity securities on margin involves an initial cash requirement representing at least 50% of the underlying security's value with respect to transactions in U.S. markets and varying (typically lower) percentages with respect to transactions in foreign markets. Borrowings to purchase equity securities typically will be secured by the pledge of those securities. The financing of securities purchases may also be effected through reverse repurchase agreements with banks, brokers and other financial institutions.

      Although leverage can increase investment return if a Portfolio Fund earns a greater return on investments purchased with borrowed funds than it pays for the use of those funds, the use of leverage will decrease investment return if a Portfolio Fund fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds. The use of leverage will therefore magnify the volatility of changes in the value of investments held by Portfolio Funds that engage in this practice. In the event that a Portfolio Fund's equity or debt instruments decline in value, the Portfolio Fund could be subject to a "margin call" or "collateral call," pursuant to which the Portfolio Fund must either deposit additional collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a sudden, precipitous drop in value of a Portfolio Fund's assets, the Portfolio Manager might not be able to liquidate assets quickly enough to pay off the Portfolio Fund's borrowing. Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by return on the securities purchased. Portfolio Funds also may be required to maintain minimum average balances in connection with borrowings or to pay commitment or other fees to maintain lines of credit; either of these requirements would increase the cost of borrowing over the stated interest rate. These risks are magnified under circumstances where the Fund or the Master Fund engage in permissible borrowing transactions (as discussed in "Investment Program - Borrowing; Use of Leverage").

SHORT SALES

      Some or all of the Portfolio Managers may attempt to limit a Portfolio Fund's exposure to a possible market decline in the value of its portfolio securities through short sales of securities that the Portfolio Manager believes possess volatility characteristics similar to those being hedged. In addition, Portfolio Managers may use short sales for non-hedging purposes to pursue their investment objectives. For example, a Portfolio Fund may effect a short sale of a security if, in the Portfolio Manager's view, the security is over-valued in relation to the issuer's prospects for growth.

      To effect a short sale, a Portfolio Fund will borrow a security from a brokerage firm to make delivery to the buyer. The Portfolio Fund is then obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Portfolio Fund, which would result in a loss or gain, respectively. This investment technique is considered speculative. A short sale of a security involves the risk of an unlimited increase in the market price of the security which could result in an inability to cover the short position and thus a theoretically unlimited loss. There can be no assurance that securities necessary to cover a short position will be available for purchase.

REPURCHASE AGREEMENTS

      Repurchase agreements are agreements under which a Portfolio Fund or the Fund purchases securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities dealer that agrees to repurchase the securities from the Portfolio Fund at a higher price on a designated future date. If the seller under a repurchase agreement becomes insolvent, the Portfolio Fund's right to dispose of the securities may be restricted, or the value of the securities may decline before the Portfolio Fund is able to dispose of them. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the Portfolio Fund may encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities. If the seller defaults, the value of the securities may decline before the Portfolio Fund is able to dispose of them. If a Portfolio Fund enters into a repurchase agreement that is subject to foreign law and the other party defaults, the Portfolio Fund may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and may suffer delays and losses in disposing of the collateral as a result.

REVERSE REPURCHASE AGREEMENTS

      Reverse repurchase agreements are a form of borrowing that involves a sale of a security by a Portfolio Fund to a bank or securities dealer and the Portfolio Fund's simultaneous agreement to repurchase that security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Portfolio Fund. Reverse repurchase transactions are a form of leverage and may increase the volatility of a Portfolio Fund's investment portfolio.

FOREIGN CURRENCY TRANSACTIONS

      Portfolio Funds may engage in foreign currency transactions for a variety of purposes, including to fix in U.S. dollars, between trade and settlement date, the value of a security a Portfolio Fund has agreed to buy or sell, or to hedge the U.S. dollar value of securities the Portfolio Fund already owns, particularly if a Portfolio Manager expects a decrease in the value of the currency in which the foreign security is denominated. Portfolio Funds may, in some cases, purchase and sell foreign currency for non-hedging purposes.

      Foreign currency transactions may involve the purchase of foreign currencies for U.S. dollars or the maintenance of short positions in foreign currencies, which would involve a Portfolio Fund agreeing to exchange an amount of a currency it did not currently own for another currency at a future date in anticipation of a decline in the value of the currency sold relative to the currency the Portfolio Fund contracted to receive in the exchange. A Portfolio Manager's success in these transactions will depend principally on its ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.

MONEY MARKET INSTRUMENTS

      Portfolio Managers may, for defensive purposes or otherwise, invest some or all of a Portfolio Fund's assets in high quality fixed-income securities, money market instruments and money market mutual funds, or hold cash or cash equivalents in such amounts as the Portfolio Manager deems appropriate under the circumstances. The Fund and the Master Fund also may invest in these instruments for liquidity purposes. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government Securities, commercial paper, certificates of deposit and bankers' acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

PURCHASING INITIAL PUBLIC OFFERINGS

      Portfolio Managers may purchase securities of companies in initial public offerings or shortly thereafter. Special risks associated with these securities may include a limited number of shares available for trading, unseasoned trading, lack of investor knowledge of the issuer and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies and, thus, for Interests. The limited number of shares available for trading in some initial public offerings may make it more difficult for a Portfolio Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing market prices. In addition, some companies in initial public offerings are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospects of achieving them.

SPECIAL INVESTMENT INSTRUMENTS AND TECHNIQUES

      Portfolio Managers may utilize a variety of special investment instruments and techniques (described below) to hedge the portfolios of the Portfolio Funds against various risks (such as changes in interest rates or other factors that affect security values) or for non-hedging purposes to pursue a Portfolio Fund's investment objective. These strategies may be executed through derivative transactions. The instruments the Portfolio Managers may use and the particular manner in which they may be used may change over time as new instruments and techniques are developed or regulatory changes occur. Certain of the special investment instruments and techniques that the Portfolio Managers may use are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions.

      DERIVATIVES. Some or all of the Portfolio Managers may invest in, or enter into, derivatives ("Derivatives"). These are financial instruments which derive their performance, at least in part, from the performance of an underlying asset, index or interest rate. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular Derivative and the portfolio as a whole. Derivatives permit a Portfolio Manager to increase or decrease the level of risk of an investment portfolio, or change the character of the risk, to which an investment portfolio is exposed in much the same way as the Portfolio Manager can increase or decrease the level of risk, or change the character of the risk, of an investment portfolio by making investments in specific securities.

      Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in Derivatives could have a large potential impact on a Portfolio Fund's performance.

      If a Portfolio Manager invests in Derivatives at inopportune times or judges market conditions incorrectly, such investments may lower a Portfolio Fund's return and result in a loss. A Portfolio Fund also could experience losses if Derivatives are poorly correlated with its other investments, or if a Portfolio Manager is unable to liquidate its position because of an illiquid secondary market. The market for many Derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivatives.

      OPTIONS AND FUTURES. Portfolio Managers may utilize options and futures contracts. They also may use so-called "synthetic" options or other derivative instruments written by broker-dealers or other financial intermediaries. Options transactions may be effected on securities exchanges or in the over-the-counter market. When options are purchased over-the-counter, a Portfolio Fund bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options may also be illiquid and, in such cases, a Portfolio Fund may have difficulty closing out its position. Over-the-counter options purchased and sold by the Portfolio Funds also may include options on baskets of specific securities.

      Portfolio Managers may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue their investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option. A covered call option is a call option with respect to which a Portfolio Fund owns the underlying security. The sale of such an option exposes a Portfolio Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on a Portfolio Fund's books to fulfill the obligation undertaken. The sale of such an option exposes a Portfolio Fund during the term of the option to a decline in price of the underlying security while depriving the Portfolio Fund of the opportunity to invest the segregated assets.

      A Portfolio Manager may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. A Portfolio Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, a Portfolio Manager would ordinarily make a similar "closing sale transaction," which involves liquidating the Portfolio Fund's position by selling the option previously purchased, although the Portfolio Manager would be entitled to exercise the option should it deem it advantageous to do so.

      Portfolio Managers may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits a Portfolio Fund might realize in trading could be eliminated by adverse changes in the exchange rate, or a Portfolio Fund could incur losses as a result of those changes. Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the Commodity Futures Trading Commission.

      Engaging in these transactions involves risk of loss to the Portfolio Funds which could adversely affect the value of the Fund's net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Portfolio Funds to substantial losses.

      Successful use of futures also is subject to the Portfolio Manager's ability to predict correctly movements in the direction of the relevant market and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

      Portfolio Managers may purchase and sell stock index futures contracts for the Portfolio Funds. A stock index future obligates a Portfolio Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract's last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in such securities on the next business day.

      Portfolio Managers may purchase and sell interest rate futures contracts for the Portfolio Funds. An interest rate future obligates a Portfolio Fund to purchase or sell an amount of a specific debt security at a future date at a specific price.

      Portfolio Managers may purchase and sell currency futures. A currency future obligates a Portfolio Fund to purchase or sell an amount of a specific currency at a future date at a specific price.

      CALL AND PUT OPTIONS ON SECURITIES INDICES. Portfolio Funds may purchase and sell call and put options on stock indices listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue their investment objective. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by a Portfolio Manager of options on stock indexes will be subject to the Portfolio Manager's ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

      WARRANTS AND RIGHTS. Portfolio Funds may purchase warrants and rights. Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

      SWAP AGREEMENTS. Portfolio Funds may enter into equity, interest rate, index and currency rate swap agreements. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if a Portfolio Fund had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," I.E., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a "basket" of securities representing a particular index. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or "cap"; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or "floor"; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

      Most swap agreements entered into by Portfolio Funds would require the calculation of the obligations of the parties to the agreements on a "net basis." Consequently, a Portfolio Fund's current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The risk of loss with respect to swaps is limited to the net amount of interest payments that a Portfolio Fund is contractually obligated to make. If the other party to a swap defaults, a Portfolio Fund's risk of loss consists of the net amount of payments that the Portfolio Fund contractually is entitled to receive.

      The Fund has claimed an exemption from the definition of the term commodity pool operator pursuant to Rule 4.5 under the Commodity Exchange Act of 1974, as amended (the "CEA"), and, therefore, is not subject to registration or regulation as a commodity pool operator under the CEA.

      FORWARD TRADING. Forward contracts and options thereon, unlike futures contracts, are not traded on exchanges and are not standardized; rather, banks and dealers act as principals in these markets, negotiating each transaction on an individual basis. Forward and "cash" trading is substantially unregulated; there is no limitation on daily price movements and speculative position limits are not applicable. The principals who deal in the forward markets are not required to continue to make markets in the currencies or commodities they trade and these markets can experience periods of illiquidity, sometimes of significant duration. There have been periods during which certain participants in these markets have refused to quote prices for certain currencies or commodities or have quoted prices with an unusually wide spread between the price at which they were prepared to buy and that at which they were prepared to sell. Disruptions can occur in any market traded by a Portfolio Manager due to unusually high trading volume, political intervention or other factors. The imposition of controls by governmental authorities might also limit such forward (and futures) trading to less than that which the Portfolio Managers would otherwise recommend, to the possible detriment of the Fund. Market illiquidity or disruption could result in major losses to the Fund. In addition, managed accounts or investment funds in which the Portfolio Fund has an interest may be exposed to credit risks with regard to counterparties with whom the Portfolio Managers trade as well as risks relating to settlement default. Such risks could result in substantial losses to the Fund. To the extent possible, the Adviser will endeavor to select Portfolio Managers that it believes will deal only with counterparties that are creditworthy and reputable institutions, but such counterparties may not be rated investment grade.

      EMERGING MARKET INVESTMENTS. A Portfolio Manager may invest in securities of companies based in emerging countries or issued by the governments of such countries. Investing in securities of certain of such countries and companies involves certain considerations not usually associated with investing in securities of developed countries or of companies located in developed countries, including political and economic considerations, such as greater risks of expropriation, nationalization and general social, political and economic instability; the small size of the securities markets in such countries and the low volume of trading, resulting in potential lack of liquidity and in substantially greater price volatility; fluctuations in the rate of exchange between currencies and costs associated with currency conversion; certain government policies that may restrict a Portfolio Manager's investment opportunities; and problems that may arise in connection with the clearance and settlement of trades. In addition, accounting and financial reporting standards that prevail in certain of such countries generally are not equivalent to standards in more developed countries and, consequently, less information is available to investors in companies located in these countries than is available to investors in companies located in more developed countries. There is also less regulation, generally, in emerging countries designed to protect investors than there is in more developed countries. Placing securities with a custodian in an emerging country may also present considerable risks.

LENDING PORTFOLIO SECURITIES

      Portfolio Funds may lend securities held in their portfolios to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The lending Portfolio Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities which affords it an opportunity to earn interest on the amount of the loan and on the loaned securities' collateral. In respect of such transactions, the Portfolio Fund will receive collateral consisting of cash, U.S. Government Securities or irrevocable letters of credit, which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. A Portfolio Fund might experience loss if the institution with which the Portfolio Fund has engaged in a portfolio loan transaction breaches its agreement with the Portfolio Fund.

WHEN-ISSUED AND FORWARD COMMITMENT SECURITIES

      Portfolio Managers may purchase securities on a "when-issued" basis and may purchase or sell securities on a "forward commitment" basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment by a Portfolio Fund to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Portfolio Fund. When-issued securities and forward commitments may be sold prior to the settlement date. If a Portfolio Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss. These transactions, when effected by the Master Fund, will be subject to the Master Fund's limitation on indebtedness unless, at the time the transaction is entered into, a segregated account consisting of cash, U.S. Government Securities or liquid securities equal to the value of the when-issued or forward commitment securities is established and maintained. There is a risk that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by a Portfolio Fund on a forward basis will not honor its purchase obligation. In such cases, a Portfolio Fund may incur a loss.

RESTRICTED AND ILLIQUID INVESTMENTS

      Portfolio Funds may invest in restricted securities and other investments which are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the 1933 Act, or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration. Further, from time to time, certain Portfolio Managers may allocate certain Portfolio Fund assets (which generally are illiquid) to special investment accounts within the particular Portfolio Fund managed by the Portfolio Manager (I.E., "side pockets" or "special investment accounts"). Generally, the Portfolio Funds will not be able to withdraw their interest in such side pockets or special investment accounts until they are disposed of by the Portfolio Manager. The market prices, if any, for illiquid securities tend to be volatile and a Portfolio Fund may not be able to sell them when it desires to do so or to realize what it perceives to be their fair value in the event of a sale.

      Where registration is required to sell a security, a Portfolio Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Portfolio Fund may be permitted to sell a security under an effective registration statement. If, during such period, adverse market conditions were to develop, a Portfolio Fund might obtain a less favorable price than prevailed when it decided to sell. Portfolio Funds may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased such securities.

      In addition, the Fund's interests in unregistered Portfolio Funds are themselves illiquid and subject to substantial restrictions on transfer. The Fund may liquidate an interest and withdraw from an unregistered Portfolio Fund pursuant to limited withdrawal rights. The illiquidity of these interests may adversely affect the Fund if it is unable to withdraw its investment in a Portfolio Fund promptly after it determines to do so. (SEE "Additional Risk Factors -- Liquidity Risks.")


                             ADDITIONAL RISK FACTORS

INCENTIVE ALLOCATION

      The Portfolio Managers may receive compensation based on performance-based allocations, expected to range from 15% - 25% of net profits. Such compensation arrangements may create an incentive for the Portfolio Manager to make investments that are riskier or more speculative than would be the case if such arrangements were not in effect. In addition, because the performance-based allocation will be calculated on a basis that includes realized and unrealized appreciation of a Portfolio Fund's assets, the performance-based allocation may be greater than if it were based solely on realized gains.

LIMITED OPERATING HISTORY

      The Fund and the Master Fund have limited operating histories upon which prospective investors can evaluate their likely performance. There can be no assurance that the Fund or the Master Fund will achieve their investment objective.

LIQUIDITY RISKS

      Interests will not be traded on any securities exchange or other market and will be subject to substantial restrictions on transfer. No Member will have the right to require the Fund to redeem its Interest in the Fund. Although the Fund will offer to repurchase Interests from time to time, a Member may not be able to liquidate its Interest for up to two years. The Adviser currently expects that it will recommend to the Board of Managers that the Fund offer to repurchase Interests from Members four times each year, as of the last day of each calendar quarter. (SEE "Redemptions, Repurchases of Interests and Transfers.")

      Limitations on the Master Fund's ability to withdraw its assets from Portfolio Funds may limit the Fund's ability to repurchase Interests. For example, many Portfolio Funds impose lock-up periods prior to allowing withdrawals, which can be two years or longer from the date of the Master Fund's investment. After expiration of the lock-up period, withdrawals typically are permitted only on a limited basis, such as semi-annually or annually. Because the primary source of funds to repurchase Interests will be withdrawals from Portfolio Funds, the application of these lock-ups and other withdrawal limitations will significantly limit the Fund's ability to tender for repurchase its interests in the Master Fund.

DISTRIBUTIONS TO MEMBERS

      The Fund does not intend to make periodic distributions of its net income or gains, if any, to Members. Prospective Members should take note of this limitation when determining whether or not an investment in the Fund is suitable for their particular circumstances. The Board of Managers reserves the right to change this policy.

COUNTERPARTY CREDIT RISK

      Many of the markets in which the Portfolio Managers effect their transactions are "over-the-counter" or "inter-dealer" markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of "exchange based" markets. To the extent a Portfolio Fund enters into swaps or transactions in derivatives or synthetic instruments, or other over-the-counter transactions, it is assuming a credit risk with regard to parties with which it trades and may also bear the risk of settlement default. These risks may differ materially from those associated with transactions effected on an exchange, which generally are backed by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from such protections. This exposes a Portfolio Fund to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing the Portfolio Fund to suffer a loss. Such counterparty risk is accentuated in the case of contracts with longer maturities where events may intervene to prevent settlement, or where a Portfolio Fund has concentrated its transactions with a single or small group of counterparties. Portfolio Funds are not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with one counterparty. The ability of Portfolio Funds to transact business with any one or number of counterparties, the lack of any independent evaluation of such counterparties' financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund.

SPECIAL RISKS OF MULTI-MANAGER STRUCTURE

      The Adviser invests assets of the Master Fund through the Portfolio Managers. The success of the Master Fund and thus the Fund depend upon the ability of the Adviser and the Portfolio Managers to develop and implement investment strategies that achieve the Fund's investment objective. For example, a Portfolio Manager's inability to effectively hedge an investment strategy that it utilizes may cause the assets of the Master Fund invested with such Portfolio Manager to significantly decline in value and could result in substantial losses to the Fund. Moreover, subjective decisions made by the Adviser and/or the Portfolio Managers may cause the Master Fund to incur losses or to miss profit opportunities on which it may otherwise have capitalized.

      INVESTMENTS IN UNREGISTERED PORTFOLIO FUNDS. The Portfolio Funds generally will not be registered as investment companies under the 1940 Act and, therefore, the Fund, as an investor in these Portfolio Funds, will not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies, such as mutual funds.

      There is also a risk that a Portfolio Manager could convert to its own use assets committed to it by the Master Fund or that a custodian could convert to its own use assets committed to it by a Portfolio Manager. There can be no assurance that the Portfolio Managers or the entities they manage will comply with all applicable laws and that assets entrusted to the Portfolio Managers will be protected.

      RELIANCE ON INFORMATION PROVIDED BY PORTFOLIO MANAGERS. The Master Fund relies primarily on information provided by Portfolio Managers in valuing its investments in Portfolio Funds. There is a risk that inaccurate valuations provided by Portfolio Managers could adversely affect the value of Interests and, therefore, the amounts Members receive upon the repurchase of Interests. Because Portfolio Funds provide net asset value information to the Master Fund on a monthly basis and do not generally provide detailed information on their investment positions, except on an annual basis, the Master Fund generally will not be able to determine the fair value of its investments in Portfolio Funds or its net asset value other than as of the end of each month and may not be able to verify valuation information given to the Master Fund by Portfolio Managers. A Portfolio Manager may use proprietary investment strategies that are not fully disclosed, which may involve risks under some market conditions that are not anticipated by the Adviser. The Master Fund expects to receive advance notice of any material change in a Portfolio Fund's investment program or policies. However, there can be no assurance that a Portfolio Manager will provide such notice and thus, the Master Fund's investment portfolio may be subject to additional risks which may not be promptly identified by the Adviser.

      For the Fund to complete its tax reporting requirements and to provide an audited annual report to Members, it must receive information on a timely basis from the Master Fund which, in turn, receives such information from the Portfolio Managers. A Portfolio Manager's delay in providing this information could delay the Fund's preparation of tax information for investors, which will require Members to seek extensions on the deadline to file their tax returns, or could delay the preparation of the Fund's annual report.

      ADDITIONAL FEES AND EXPENSES. An investor who meets the conditions imposed by the Portfolio Managers, including minimum initial investment requirements that may be substantially higher than those imposed by the Fund, could invest directly with the Portfolio Managers. By investing in the Portfolio Funds indirectly through the Fund, an investor bears a PRO RATA portion of the asset-based fee and other expenses of the Fund, and also indirectly bears a PRO RATA portion of the asset-based fees, performance-based allocations, placement fees and/or repurchase or withdrawal fees and other operating expenses borne by the Master Fund as an investor in Portfolio Funds.

      The fees and other expenses borne directly and indirectly by the Master Fund, including those fees, expenses and performance-based allocations that are borne by the Master Fund as an investor in Portfolio Funds, are higher than those of most other registered investment companies.

      The Master Fund, as an investor in a Portfolio Fund, may be required to indemnify the Portfolio Fund and its Portfolio Manager from liability, damage, cost or expense arising out of various matters where the Portfolio Fund or Portfolio Manager has been adversely affected by the Master Fund's actions or has incurred liabilities arising from the Master Fund's actions.

      INDEPENDENT PORTFOLIO MANAGERS. Each Portfolio Manager will receive any performance-based allocations to which it is entitled irrespective of the performance of the other Portfolio Managers generally. Thus, a Portfolio Manager with positive performance may receive compensation from the Master Fund, and thus indirectly from investors in the Fund even if the Master Fund's overall returns are negative. Investment decisions of the Portfolio Funds are made by the Portfolio Managers independently of each other. As a result, at any particular time, one Portfolio Fund may be purchasing shares of an issuer whose shares are being sold by another Portfolio Fund. Consequently, the Master Fund could directly or indirectly incur certain transaction costs without accomplishing any net investment result.

      LIQUIDITY IMPLICATIONS. The Master Fund may make additional investments in or effect withdrawals from Portfolio Funds only at certain specified times. The Master Fund may not be able to withdraw its investment in the Portfolio Fund promptly after it has made a decision to do so, which may result in a loss to the Master Fund and adversely affect the Fund's investment return.

      Portfolio Funds may be permitted to distribute securities in-kind to investors, including the Master Fund, making withdrawals of capital. Thus, upon the Master Fund's withdrawal of all or a portion of its interest in a Portfolio Fund, the Master Fund may receive securities that are illiquid or difficult to value. In such circumstances, the Adviser would determine whether to attempt to liquidate the security, hold it in the Master Fund's portfolio or distribute it to investors in the Master Fund. In the event the Fund was to receive such securities from the Master Fund, it would be required to dispose of such securities immediately either through liquidation or by distributing such securities to Members in connection with a repurchase by the Master Fund of all or a portion of its interests.

      LIMITATIONS ON VOTING RIGHTS OF PORTFOLIO FUNDS. To the extent the Master Fund purchases non-voting securities of a Portfolio Fund or waives its right to vote its securities with respect to Portfolio Funds, it will not be able to vote on matters that require the approval of the investors in the Portfolio Fund, including matters that could adversely affect the Master Fund's investment in the Portfolio Fund.

VALUATION ESTIMATES

      In most cases, the Adviser will have no ability to assess the accuracy of the valuations received from a Portfolio Manager regarding a Portfolio Fund. Furthermore, the net asset values received by the Adviser from such Portfolio Managers will typically be estimates only, subject to revision based on the Portfolio Fund's annual audit. Revisions to the Fund's gain and loss calculations will be an ongoing process, and no net capital appreciation or depreciation figure can be considered final until the Master Fund's annual audit is completed.

      Certain securities in which Portfolio Funds invest may not have readily ascertainable market prices. Portfolio Managers may use estimates in valuing these securities due to the inherent difficulty in ascertaining precise values. Therefore, the valuations of these securities may not be reflective of their actual sale price upon their realization. This risk is especially applicable to any Portfolio Fund assets allocated to "side pockets." These securities will nevertheless generally be valued by Portfolio Managers, which valuations will be conclusive with respect to the Master Fund, even though Portfolio Managers may face a conflict of interest in valuing such securities because the values given to the securities can affect the compensation of the Portfolio Managers.

      The valuation of the Master Fund's investment in a Portfolio Fund as provided by a Portfolio Manager as of a specific date may vary from the fair value of the investment as determined under procedures adopted by the Master Fund's board of managers (the "Master Fund Board"). In such event, the Master Fund might receive less than the fair value of its investment in connection with its withdrawal of its investment from a Portfolio Fund. The Adviser will attempt to resolve any conflicts between valuations assigned by a Portfolio Manager and fair value as determined by the Master Fund Board by seeking information from the Portfolio Manager and reviewing all relevant available information. Such review may result in a determination to change the fair value of the Master Fund's investment. Investors should recognize that valuations of illiquid securities, such as interests in Portfolio Funds, involve various judgments and consideration of factors that may be subjective. As a result, the net asset value of the Master Fund (and thus the Fund), as determined based on the fair value of its interests in Portfolio Funds, may vary from the amount the Master Fund would realize on the withdrawal of its investments from the Portfolio Funds. This could adversely affect the Master Fund, the Fund, new Members and Members whose Interests are repurchased.

OTHER CONSIDERATIONS

      MASTER-FEEDER STRUCTURE. The Fund does not invest directly in individual securities. Instead, it invests all of its investable assets in the Master Fund. The Master Fund, in turn, purchases, holds and sells investments in accordance with its investment objectives and policies. The Board of Managers of the Fund believes that the fees and expenses of the Fund (including its share of the fees and expenses of the Master Fund as an investor in the Master Fund) will be less than or approximately equal to the expenses that the Fund would incur if its assets were invested directly in securities and other investments. The Fund does not have the right to withdraw its investment in the Master Fund. Instead, it may do so only through periodic repurchases by the Master Fund of its interests in the Master Fund. This may limit the ability of the Fund to make offers to repurchase interests. In addition, the Fund may receive securities and other investments from the Master Fund in lieu of cash when it withdraws capital from the Master Fund. The Fund will incur expenses in liquidating investments received in connection with any in-kind distributions. A change in the investment objective, policies or restrictions of the Master Fund may cause the Fund to seek to have repurchased its interests in the Master Fund. Alternatively, the Fund could seek to change its investment objective, policies or restrictions to conform to those of the Master Fund. The investment objectives and certain investment restrictions of the Master Fund may be changed without the approval of investors in the Master Fund. These investments may include other types of pooled investment vehicles that may or may not be investment companies registered under the 1940 Act. In addition, to the extent the Fund's assets are invested in the Master Fund, certain conflicts of interest may exist due to different tax considerations applicable to the Fund and other feeder funds. These conflicts may result in the Master Fund making investments that may have a negative tax impact on certain feeder funds (potentially, the Fund, for example) and not on others.

      DISTRIBUTIONS TO MEMBERS AND PAYMENT OF TAX LIABILITY. The Fund does not intend to make periodic distributions of its net income or gains, if any, to Members. Whether or not distributions are made, Members will be required each year to pay applicable Federal, state and local income taxes on their respective shares of the Fund's taxable income, and may have to pay applicable taxes from other sources. The amount and times of any distributions will be determined in the sole discretion of the Board of Managers. (SEE "Tax Aspects.")

      CONSIDERATIONS FOR ERISA PLANS AND OTHER TAX-EXEMPT INVESTORS. Investors subject to the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the prohibited transaction provisions of Section 4975 of the Internal Revenue Code of 1984, as amended (the "Code"), and other tax-exempt investors, may purchase Interests. Because the Fund is a registered investment company, the Fund's assets should not be considered to be "plan assets" for purposes of ERISA's fiduciary responsibility and prohibited transaction rules or similar provisions of the Code. Similarly, because the

Master Fund is a registered investment company, the Master Fund's assets should not be considered to be "plan assets" for purposes of ERISA's fiduciary responsibility and prohibited transaction rules or similar provisions of the Code. For further information regarding an investment in the Fund by investors subject to ERISA, see "ERISA Considerations." Because the Portfolio Funds and, to a lesser extent, the Fund and the Master Fund may use leverage, and the Portfolio Funds may engage in certain business activities, a tax-exempt investor may incur income tax liability to the extent the Fund's transactions are treated as giving rise to unrelated business taxable income. (SEE "Tax Aspects" and "ERISA Considerations.") In such circumstances, investors subject to ERISA and other tax-exempt investors may be required to file tax returns and pay taxes on Fund income. The Fund is not designed for investment by charitable remainder trusts. For this reason, charitable remainder trusts may not purchase Interests.

      FOREIGN TAXATION. With respect to certain countries, there is a possibility of expropriation, confiscatory taxation, imposition of withholding or other taxes on dividends, interest, capital gains or other income, limitations on the removal of funds or other assets of the Master Fund, political or social instability or diplomatic developments that could affect investments in those countries. An issuer of securities may be domiciled in a country other than the country in whose currency the instrument is denominated. The values and relative yields of investments in the securities markets of different countries, and their associated risks, are expected to change independently of each other.

      DILUTION. In the case of Portfolio Managers that limit the amount of additional capital which they will accept from the Master Fund, continued sales of the interests in the Master Fund will dilute the participation of existing members in such Portfolio Funds.

      CHANGING MARKET AND ECONOMIC CONDITIONS. Changing market and economic conditions and other factors, such as changes in U.S. Federal, state or local tax laws, securities laws, bankruptcy laws or accounting standards, may make the business of the Fund less profitable or unprofitable.

      WITHDRAWAL BY ADVISER OR ITS AFFILIATES. The Adviser, or an affiliate of the Adviser, may determine to make an investment in the Fund. The Adviser or its affiliate is generally not restricted in its ability to have its Interest repurchased by the Fund in connection with a repurchase offer conducted by the Fund in accordance with applicable law. As a result, the Adviser or its affiliate may reduce significantly its Interest, or may withdraw completely as a Member. If the investment is significant, this could have a negative effect on the Fund including causing the Fund's fixed expenses to increase as a percentage of the Fund's net asset value.

      THE FOREGOING LIST OF RISK FACTORS DOES NOT PURPORT TO BE A COMPLETE ENUMERATION OF THE RISKS INVOLVED IN AN INVESTMENT IN THE FUND. PROSPECTIVE INVESTORS SHOULD READ THIS ENTIRE PROSPECTUS.

                               PERFORMANCE HISTORY

      The Fund has a limited operating history. Appendix D contains investment performance information for another investment vehicle that is managed by the Adviser using the same personnel that manage the Fund in accordance with an investment program that is substantially similar to the Fund's investment program (the "Other Vehicle"). The Other Vehicle performance information is provided to illustrate the experience and historic investment results obtained by the Adviser. It should not be viewed as indicative of the future investment performance of the Fund.

      In addition, Appendix D provides the Fund's and the Master Fund's actual investment performance since each commenced operations. Prospective investors should carefully read the notes accompanying the investment performance charts in Appendix D. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE INVESTMENT RESULTS.

                      INVESTMENT POLICIES AND RESTRICTIONS

      The Fund has adopted certain fundamental investment restrictions, which cannot be changed without the vote of a majority of the Fund's outstanding voting securities (as defined by the 1940 Act). The Fund may not:

o Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act or as otherwise permitted by the SEC or its staff.

o Borrow money, except to the extent permitted by Section 18 of the 1940 Act or as otherwise permitted by the SEC or its staff.

o Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the 1933 Act, in connection with the disposition of its portfolio securities.

o Make loans of money or securities to other persons, except through purchasing fixed-income securities, lending portfolio securities, or entering into repurchase agreements in a manner consistent with the Fund's investment policies.

o Purchase, hold or deal in real estate, except that the Fund may invest in securities that are secured by real estate, or that are issued by companies that invest or deal in real estate or real estate investment trusts.

o Invest in commodities or commodity contracts, except that the Fund may purchase and sell foreign currency, options, futures and forward contracts, including those related to indices, and options on indices, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

o Invest 25% or more of the value of its total assets in the securities (other than U.S. Government Securities) of issuers engaged in any single industry or group of related industries, except that: (i) the Fund may pursue its investment objective by investing substantially all of its assets in the Master Fund (or another investment company that has the same investment objective and substantially the same investment policies as the Fund); and
    (ii) the Fund (if it invests directly in Portfolio Funds rather than the Master Fund) and the Master Fund will invest 25% or more of the value of their respective total assets in Portfolio Funds except during temporary adverse market conditions affecting Portfolio Funds in which they may invest. Additionally, neither the Fund nor the Master Fund may invest 25% or more of the value of its total assets in Portfolio Funds that focus on investing in any single industry or group of related industries.

      The investment objective of the Fund is also fundamental and may not be changed without a vote of a majority of the Fund's outstanding Interests.

      Under the 1940 Act, the vote of a majority of the outstanding Interests of an investment company, such as the Fund, means the vote, at an annual or a special meeting of the security holders of the Fund duly called: (i) of 67% or more of the Interests present at the meeting, if the holders of more than 50% of the outstanding Interests of the Fund are present or represented by proxy; or
(ii) of more than 50% of the outstanding Interests of the Fund, whichever is less.

      If a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the value of investments or the value of the Fund's or the Master Fund's total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.

      The Adviser will not cause the Fund to make loans to or receive loans from the Adviser or its affiliates, except to the extent permitted by the 1940 Act or as otherwise permitted by applicable law. The Fund, the Master Fund and Portfolio Funds may effect brokerage transactions through affiliates of the Adviser, subject to compliance with the 1940 Act. (SEE "Brokerage" and "Conflicts of Interest.")

      The Master Fund has adopted substantially similar investment restrictions to those applicable to the Fund.

                             MANAGEMENT OF THE FUND

BOARD OF MANAGERS

      The Board of Managers has overall responsibility for the management and supervision of the operations of the Fund and has approved the Fund's investment program. It exercises similar powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation, and has complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund's business. The Managers do not contribute to the capital of the Fund in their capacity as Managers, but may purchase Interests, subject to the eligibility requirements described in this Prospectus.

      Information regarding each of the Managers and officers of the Fund, including their principal occupations during the past five years, is set forth below. The business address of each Manager and officer is c/o Larch Lane Advisors LLC, 800 Westchester Avenue, S-618, Rye Brook, New York 10573.



NAME, AGE, AND            TERM OF               PRINCIPAL OCCUPATION                   NUMBER OF       OTHER
POSITION                  OFFICE* AND           DURING PAST 5 YEARS                    FUNDS IN FUND   DIRECTORSHIPS
WITH THE FUND             LENGTH OF                                                    COMPLEX         HELD
                          TIME SERVED                                                  OVERSEEN BY     BY MANAGERS
                                                                                       MANAGER
-----------------------------------------------------------------------------------------------------------------------------

                                                  DISINTERESTED MANAGERS
-----------------------------------------------------------------------------------------------------------------------------

Gerald Hellerman          Indefinite/Since     Principal, Hellerman Associates             6           Director, The Mexico
                          October 2006         (financial and corporate consulting),                   Equity and Income
Year of Birth:  1937                           1993 - present;  Chief Compliance                       Fund, Inc.;  Director,
                                               Officer, The Mexico Equity and Income                   Innovative Clinical
Manager                                        Fund, Inc., June 2001 - present.                        Solutions, Ltd.;
                                                                                                       Director, FNC Realty;
                                                                                                       Director, MVC Capital,
                                                                                                       Inc.; Director,
                                                                                                       Brantley Capital
                                                                                                       Corporation
-----------------------------------------------------------------------------------------------------------------------------

Paul D. Malek             Indefinite/Since      General Counsel, Latigo Partners, LP       6           None
                          October 2006          (investment management), February
Year of Birth:  1967                            2006 - present;  Associate, Milbank,
                                                Tweed, Hadley & McCloy LLP, May 2001
Manager                                         - January 2006.
-----------------------------------------------------------------------------------------------------------------------------

George W. Morriss         Indefinite/Since      Executive Vice President and Chief         6           Trustee/Director,
                          October 2006          Financial Officer, People's Bank                       open-end and
Year of Birth:  1947                            (financial services company),                          closed-end funds in
                                                1991-2001.                                             Neuberger Berman Fund
Manager                                                                                                Complex
-----------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
                                                  INTERESTED MANAGER
-----------------------------------------------------------------------------------------------------------------------------

Matthew Appelstein **     Indefinite/Since      Senior Vice President of Product           6           None
                          April 2008            Strategy and Retirement Solution
Year of Birth:  1961                            Planning, Old Mutual (US) Holdings
                                                Inc., 2007-present; Head of
Manager, President and                          Investment Services and Product
Chief Executive Officer                         Development, Old Mutual (US)
                                                Holdings, Inc., 2003-2007.
-----------------------------------------------------------------------------------------------------------------------------
**Mr. Appelstein is a Manager who may be deemed an "interested person" of the Fund, as that term is defined by the 1940 Act, because he is the Principal Executive Officer of the Fund and he is an officer of an affiliate of the Adviser.


-----------------------------------------------------------------------------------------------------------------------------

NAME, AGE, AND POSITION   TERM OF               PRINCIPAL OCCUPATION DURING PAST 5 YEARS
WITH THE FUND             OFFICE* AND
                          LENGTH OF TIME
                          SERVED
-----------------------------------------------------------------------------------------------------------------------------

                                                        OFFICERS
-----------------------------------------------------------------------------------------------------------------------------

Ross Weissman             Indefinite/Since      Chief Financial Officer, Larch Lane Advisors LLC, 2005 - present; Controller
                          October 2006          and Chief Financial Officer, Larch Lane Advisors LP, 1999 - 2005.
Year of Birth:  1970

Treasurer and Chief
Financial Officer
-----------------------------------------------------------------------------------------------------------------------------

M. Todd Williams          Indefinite/Since      Chief Compliance Officer and Chief Legal Officer, Larch Lane Advisors  LLC,
                          October 2006          2003 - present; Assistant General Counsel, Ranger Capital, March 2003 - July 2003;
Year of Birth:  1972                            Associate, Akin Gump Strauss Hauer & Feld, LLP, September 1998 - February 2003.

Chief Compliance
Officer

-----------------------------------------------------------------------------------------------------------------------------

      *Officer of the Fund until such time as his or her successor is duly elected and qualified.

      The Managers serve on the Board of Managers for terms of indefinite duration. A Manager's position in that capacity will terminate if the Manager is removed, resigns or is subject to various disabling events such as death, incapacity or bankruptcy. A Manager may be removed either by a vote of two-thirds (2/3) of the Managers not subject to the removal vote or by a vote of Members holding not less than two-thirds (2/3) of the total number of votes eligible to be cast by all Members. In the event of any vacancy in the position of a Manager, the remaining Managers may appoint an individual to serve as a Manager so long as immediately after the appointment, at least two-thirds (2/3) of the Managers then serving have been elected by the Members. The Board of Managers may call a meeting of Members to fill any vacancy in the position of a Manager, and must do so within 60 days after any date on which the Managers who were elected by the Members cease to constitute a majority of the Managers then serving.

      As of the date of this Prospectus, other than as described above, none of the Managers who are not "interested persons" (as defined by the 1940 Act) of the Fund, the Adviser or its affiliates (the "Independent Managers") who is a manager, director or trustee of another investment company whose adviser and principal underwriter is affiliated with the Adviser has held any other position with: (i) the Fund; (ii) an investment company having the same adviser or principal underwriter as the Fund or an adviser or principal underwriter that controls, is controlled by or is under common control with the Adviser; (iii) the Adviser or other affiliate of the Fund; or (iv) any person controlling, controlled by or under common control with the Adviser.

      As of the date of this Prospectus, the Managers and officers as a group owned an aggregate of less than 1% of the outstanding interests of the Fund and none of the Independent Managers or any of their immediate family members owned beneficially or of record any securities in the Adviser or Old Mutual Investment Partners, or a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with the Adviser or Old Mutual Investment Partners.

SHARE OWNERSHIP

      The following tables set forth the dollar range of equity securities beneficially owned by each Manager as of December 31, 2007.


                                                INDEPENDENT MANAGERS
                                                                                  Aggregate Dollar Range of Equity
                                                                                    Securities of All Registered
                                                                                  Investment Companies Overseen by
                                                Dollar Range of Equity                  Manager in Family of
       Name of Manager                          Securities of the Fund                  Investment Companies*
       ---------------                          ----------------------                  --------------------
Gerald Hellerman                                          None                                   None
Paul D. Malek                                             None                                   None
George W. Morriss                                         None                              $10,001-$50,000

*The family of registered investment companies includes the Fund, the Master Fund, Old Mutual Emerging Managers Master
Fund, L.L.C., Old Mutual Absolute Return Institutional Fund, L.L.C., Old Mutual Emerging Managers Fund, L.L.C. and Old
Mutual Emerging Managers Institutional Fund, L.L.C.


                                                 INTERESTED MANAGER
                                                                                  Aggregate Dollar Range of Equity
                                                                                    Securities of All Registered
                                                                                  Investment Companies Overseen by
                                                Dollar Range of Equity                  Manager in Family of
       Name of Manager                          Securities of the Fund                  Investment Companies*
       ---------------                          ----------------------                  --------------------
Matthew Appelstein                                        None                                   None

*The family of registered investment companies includes the Fund, the Master Fund, Old Mutual Emerging Managers Master
Fund, L.L.C., Old Mutual Absolute Return Institutional Fund, L.L.C., Old Mutual Emerging Managers Fund, L.L.C. and Old
Mutual Emerging Managers Institutional Fund, L.L.C.



COMPENSATION
      The following table sets forth the approximate aggregate compensation the Fund paid to the Independent Managers and the aggregate compensation paid by all investment companies in the Fund Complex to the Independent Managers for the fiscal year ended March 31, 2008. No compensation is paid by the Fund to Managers who are "interested persons" (as defined by the 1940 Act), if any, of the Fund, the Adviser or their affiliates.


                                                         Pension or
                                    Aggregate        Retirement Benefits        Estimated        Total Compensation
                                   Compensation       Accrued as Part of     Annual Benefits        from the Fund
       Name of Person             From the Fund         Fund Expenses        Upon Retirement      and Fund Complex
       --------------             -------------         -------------        ---------------      ----------------

Gerald Hellerman                      $2,500                 None                 None                 $15,000

Paul D. Malek                         $2,500                 None                 None                 $15,000

George W. Morriss                     $2,500                 None                 None                 $15,000

      Currently, the Independent Managers are each paid an annual retainer of $2,500 by the Fund and are reimbursed by the Fund for travel-related expenses. The Managers do not receive any pension or retirement benefits from the Fund. It is estimated that each Independent Manager would receive a total of $15,000 per year (plus expenses) from the Fund Complex. In addition to compensation from the Fund, the compensation would come from the Master Fund, Old Mutual Emerging Managers Institutional Fund, L.L.C., Old Mutual Emerging Managers Master Fund, L.L.C., Old Mutual Absolute Return Institutional Fund, L.L.C. and Old Mutual Emerging Managers Fund, L.L.C., which are part of the Fund Complex.

      COMMITTEES

      The Board of Managers has formed an Audit Committee consisting of the Independent Managers of the Fund. The primary duties of the Audit Committee are:
(i) to recommend to the full Board of Managers and to approve the independent registered public accounting firm to be retained by the Fund each fiscal year;
(ii) to meet with the Fund's independent registered public accounting firm as the Audit Committee deems necessary; (iii) to review and approve the fees charged by the registered public accounting firm for audit and non-audit services; and (iv) to report to the full Board of Managers on a regular basis and to make recommendations with respect to the above and other matters as the Audit Committee may deem necessary or appropriate. The Board of Managers of the Fund has adopted a written charter for the Audit Committee. During the fiscal year ended March 31, 2008, the Audit Committee held two meetings.

      The Board of Managers has also formed a Governance and Nominating Committee ("Nominating Committee") comprised of the Independent Managers to which the discretion to select and nominate candidates to serve as Independent Managers has been committed. While the Nominating Committee is solely responsible for the selection and nomination of the Fund's Independent Managers, the Nominating Committee may consider nominations for the office of Independent Manager made by investors in the Fund or by Fund management as it deems appropriate. Members who wish to recommend a nominee should send nominations that include biographical information and set forth the qualifications of the proposed nominee to Larch Lane Advisors LLC, 800 Westchester Avenue, S-618, Rye Brook, New York 10573; Attention: Old Mutual Absolute Return Fund, L.L.C. During the fiscal year ended March 31, 2008, the Nominating Committee held no meetings.

      PROXY VOTING

      The Adviser votes proxy proposals, amendments, consents or resolutions (collectively, "proxies"), on behalf of the Master Fund, relating to the Master Fund's investments in Portfolio Funds (and any other Fund investments), in a manner that seeks to serve the best interests of the Fund and the Master Fund, taking into account the following factors: (i) the impact on the value of the returns of the Portfolio Fund; (ii) the attraction of additional capital to the Portfolio Fund; (iii) the alignment of the interests of the Portfolio Fund's management with the interests of the Portfolio Fund's beneficial owners, including establishing appropriate incentives for the Portfolio Fund's management; (iv) the costs associated with the proxy; (v) the impact on redemption or withdrawal rights; (vi) the continued or increased availability of portfolio information; and (vii) industry and business practices. In general, the Adviser seeks to resolve any potential conflicts of interest associated with any proxy by applying the foregoing general policy of seeking to serve the best interests of the Fund and the Master Fund. The Adviser has specific guidelines addressing how it votes proxies with regard to specific matters, such as voting rights, termination or liquidation of a Portfolio Fund, approval of members of the board of a Portfolio Fund or advisors and various other issues. Information regarding how the Adviser voted any proxies on behalf of the Fund during the twelve-month period ending June 30 will be reported on Form N-PX and will be made available no later than August 31 of each year. Such information can be obtained, (i) without charge, upon request, by calling toll-free (888) 266-2200 and (ii) on the SEC's Internet web site at http://www.sec.gov.

                          INVESTMENT ADVISORY SERVICES

THE ADVISER
      The Adviser, a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), serves as the investment adviser of the Master Fund and the Fund. LLA Holdings LLC, the special member of the Adviser, owns 81.25% of the Adviser and is an indirect majority-owned subsidiary of Old Mutual (US) Holdings Inc., which is a wholly-owned subsidiary of Old Mutual plc, a London exchange listed international financial services firm. As of March 31, 2008, the Adviser provided investment advisory services to client portfolios with assets of approximately $882 million.
      Pursuant to an investment management agreement with the Fund, dated as of October 13, 2006 (the "Investment Management Agreement"), the Adviser is responsible for developing, implementing and supervising the Fund's investment program and providing management services to the Fund. The Adviser is authorized to pursue the investment objective of the Fund by investing substantially all of the Fund's assets in another pooled investment fund that is managed by the Adviser and has the same investment objective and substantially the same investment policies as the Fund. Relying on this authority, the Adviser has determined to pursue the Fund's investment program by investing the Fund's assets in the Master Fund. In addition, pursuant to the terms of the Investment Management Agreement, the Adviser is authorized to retain any registered investment adviser to provide any or all of the investment advisory services required to be provided to the Fund or to assist the Adviser in providing these services. The Adviser also provides office space, telephone and utilities and certain other administrative services (including legal and compliance services relating to the provision of investment advisory services) as well as secretarial, clerical and other personnel as necessary to provide the services required to be provided under the Investment Management Agreement. In consideration for the services provided by the Adviser, the Fund pays the Adviser a monthly fee equal to 0.104% (1.25% on an annual basis) of the Fund's net assets as of the end of the month (after adjustment for any purchases and repurchases of Interests during the month) (the "Investment Management Fee"). The Investment Management Fee is payable in arrears within 30 business days after the end of the month. After taking into account the Expense Limitation, the Fund paid to the Adviser advisory fees of $51,189 for the fiscal year ended March 31, 2007 and $136,241 for the fiscal year ended March 31, 2008.
      Pursuant to its investment management agreement with the Master Fund, dated as of October 13, 2006 (the "Master Fund Investment Management Agreement"), the Adviser is responsible for developing, implementing and supervising the Master Fund's investment program. In addition, pursuant to the terms of the Master Fund Investment Management Agreement, subject to the approval of the Master Fund Board and the members of the Master Fund, the Adviser is authorized to retain any registered investment adviser to provide any or all of the investment advisory services required to be provided to the Master Fund or to assist the Adviser in providing these services. The Adviser also provides office space, telephone and utilities and certain other administrative services (including legal and compliance services relating to the provision of investment advisory services) as well as secretarial, clerical and other personnel as necessary to provide the services required to be provided under the Master Fund Investment Management Agreement. The Master Fund does not pay any investment management fee to the Adviser under the Master Fund Investment Management Agreement. However, under that agreement, in the event the Adviser ceases to serve as the investment adviser to each fund that invests substantially all of its assets in the Master Fund (each, a "Feeder Fund"), the Master Fund would then be subject to a fee that is calculated and payable in accordance with the lowest annual rate that had most recently been charged by the Adviser to a Feeder Fund.
      The Investment Management Agreement was unanimously approved by the Board of Managers (including the vote of all of the Independent Managers), at a meeting held in person on October 13, 2006, and was approved on October 13, 2006 by Old Mutual Capital, Inc., as the initial Member of the Fund. (A discussion regarding the basis for the Board's approval of the Investment Management Agreement is available in the Fund's Annual Report filed on June 8, 2007.) The Master Fund Investment Management Agreement was unanimously approved on the same date by the Master Fund Board (including the vote of each of the independent managers of the Master Fund), at a meeting held in person, and was approved on October 13, 2006 by Old Mutual Capital, Inc., as the initial member of the Master Fund. The Investment Management Agreement is terminable without penalty, on 60 days' prior written notice by: (i) the Board of Managers; (ii) vote of a majority (as defined by the 1940 Act) of the outstanding voting securities of the Fund; or (iii) the Adviser. Similarly, the Master Fund Investment Management Agreement is terminable without penalty, on 60 days' prior written notice by:
(i) the Master Fund Board; (ii) vote of a majority (as defined by the 1940 Act) of the outstanding voting securities of the Master Fund; or (iii) the Adviser.
      The initial term of each of the agreements expires on October 13, 2008, and each agreement may be continued in effect from year to year thereafter if its continuance is approved annually by: (i) in the case of the Investment Management Agreement, either the Board of Managers or the vote of a majority (as defined by the 1940 Act) of the outstanding voting securities of the Fund; provided that in either event the continuance is also approved by a majority of the Independent Managers by vote cast in person at a meeting called for the purpose of voting on such approval; and (ii) in the case of the Master Fund Investment Management Agreement, either the Master Fund Board or the vote of a majority (as defined by the

1940 Act) of the outstanding voting securities of the Master Fund; provided that in either event the continuance is also approved by a majority of the independent managers of the Master Fund by vote cast in person at a meeting called for the purpose of voting on such approval. The agreements also provide that they will terminate automatically in the event of their "assignment," as defined by the 1940 Act and the rules thereunder.
      The Investment Management Agreement provides that the Adviser will not be liable to the Fund for any loss suffered by the Fund sustained by reason of good faith errors or omissions of the Adviser or any affiliate of the Adviser, or their respective directors, officers or employees, in connection with the performance by the Adviser of its duties under the Investment Management Agreement, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its duties under the Investment Management Agreement, or from reckless disregard by the Adviser of its obligations and duties under the Investment Management Agreement.
      The Master Fund Investment Management Agreement provides that the Adviser will not be liable to the Master Fund for any loss suffered by the Master Fund sustained by reason of good faith errors or omissions of the Adviser or any affiliate of the Adviser, or their respective directors, officers or employees, in connection with the performance by the Adviser of its duties under the Master Fund Investment Management Agreement, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its duties under the Master Fund Investment Management Agreement, or from reckless disregard by the Adviser of its obligations and duties under the Master Fund Investment Management Agreement.

INFORMATION REGARDING THE INDIVIDUALS RESPONSIBLE FOR PORTFOLIO MANAGEMENT
      The day-to-day management of the Fund's and the Master Fund's portfolio will be the responsibility of the Adviser's Investment Committee, which is led by Mark Jurish, the Adviser's Chief Investment Officer, and also includes Kenneth Stemme and Ross Weissman.

MARK JURISH, Chief Investment Officer, founded Larch Lane Advisors L.P., the predecessor entity of the Adviser, in August 1999. He has managed accounts that are managed by the Adviser from their inception. In addition, he is the founder and Chief Executive Officer of the managing entities of private investment vehicles that invest in early-stage hedge funds. Prior to joining the Adviser, Mr. Jurish was Managing Director at Paloma Partners, a firm that he joined in 1988. At Paloma, Mr. Jurish was primarily responsible for evaluating, selecting, and monitoring suitable investments for various Paloma trading entities, as well as creating and structuring new products. From 1986 to 1988, Mr. Jurish was employed at Skadden, Arps, Slate, Meagher & Flom as a specialist in financial investment modeling and management consulting. Mr. Jurish began his financial career in 1984 at Arthur Young & Company (a predecessor of Ernst & Young, LLP), an international accounting and consulting firm, where Paloma Partners was one of his main clients. He served as an Independent Trustee of an investment manager's investment grade municipal fund. Previously, he served on the Best Practices Committee of the Greenwich Roundtable and on the Board of Directors for the Managed Funds Association. Mr. Jurish received his B.A. from State University of New York at Albany and his M.B.A. in Finance from New York University.

Mr. Jurish is a member of the Investment Committee.

KENNETH W. STEMME, Director of Research, joined the Adviser in April 2007. Mr. Stemme was previously a Senior Vice President and Director of Hedge Fund Investments at Northern Trust Global Advisors, where he managed approximately $1 billion in assets and chaired the Hedge Fund Investment Committee. Prior to joining Northern Trust in 2003, Mr. Stemme was a Managing Director in the Alternative Investment Group at American Express Asset Management. From 1999 to 2002, Mr. Stemme was Executive Director in the Alternative Investment Group at CIBC Oppenheimer, where he was involved in the creation and management of a registered fund of funds. From 1990 through 1998, Mr. Stemme worked at Harris Associates, last serving as a research associate. Mr. Stemme received his B.A. from Cornell University and his M.B.A. from DePaul University.

Mr. Stemme is a member of the Investment Committee.

ROSS WEISSMAN, Chief Financial Officer, joined the Adviser in December 1999. Prior to joining the Adviser, Mr. Weissman was employed at Kenmar Advisory Corp in the fund administration and risk management group. In 1997, Mr. Weissman joined Wexford Management as the controller for the Wexford Spectrum Fund, where he was responsible for the accounting and operations of the fund. From December 1996 until April 1997, he was employed with KPMG Peat Marwick as a senior consultant in the forensic accounting group. Mr. Weissman began his career in October 1994 with the public accounting firm of Leslie Sufrin and Company. He is a Certified Public Accountant and received his B.B.S. from Pace University.

Mr. Weissman is a member of the Investment Committee.

OPERATIONAL SUPPORT TEAM

M. TODD WILLIAMS, Chief Compliance Officer and Chief Legal Officer, joined the Adviser in July 2003. From March 2003 to July 2003, Mr. Williams was at Ranger Capital, a Dallas based hedge fund group as Assistant General Counsel. From September 1998 to February 2003, Mr. Williams was an associate at Akin Gump Strauss Hauer & Feld, LLP in Dallas, where he focused on forming and representing pooled investment vehicles and investment advisers. Mr. Williams has significant experience in the formation and regulation of private investment pools and their advisers as well as venture capital, general securities and mergers and acquisitions experience. Mr. Williams received his B.A. from Trinity University and his J.D. from The University of Texas School of Law.

OTHER FUNDS AND ACCOUNTS MANAGED
         The following table sets forth information about funds and accounts, other than the Fund and the Master Fund, for which the Portfolio Managers are primarily responsible for the day-to-day portfolio management as of March 31, 2008.



                                          REGISTERED INVESTMENT         POOLED INVESTMENT VEHICLES
                                        COMPANIES MANAGED BY THE                 MANAGED               OTHER ACCOUNTS MANAGED
                                            PORTFOLIO MANAGER            BY THE PORTFOLIO MANAGER     BY THE PORTFOLIO MANAGER
                                        ---------------------------      --------------------------   -------------------------

NAME OF PORTFOLIO MANAGER                NUMBER       TOTAL ASSETS       NUMBER       TOTAL ASSETS       NUMBER     TOTAL ASSETS
-----------------------------            ------       ------------      -------       ------------       ------     ------------
Mark Jurish                                4          $22 million          17         $688 million         1           $195
                                                                                                                      million

Kenneth Stemme                             4          $22 million          17         $688 million         1           $195
                                                                                                                      million

Ross Weissman                              4          $22 million          17         $688 million         1           $195
                                                                                                                      million




                                                               POOLED INVESTMENT VEHICLES
                        REGISTERED INVESTMENT COMPANIES              MANAGED BY THE                       OTHER ACCOUNTS
                       MANAGED BY THE PORTFOLIO MANAGER             PORTFOLIO MANAGER            MANAGED BY THE PORTFOLIO MANAGER
                       -------------------------------        ---------------------------        --------------------------------

                                           TOTAL ASSETS
NAME OF                 NUMBER WITH           WITH           NUMBER WITH    TOTAL ASSETS WITH    NUMBER WITH    TOTAL ASSETS WITH
PORTFOLIO               PERFORMANCE-       PERFORMANCE-      PERFORMANCE-     PERFORMANCE-       PERFORMANCE-     PERFORMANCE-
MANAGER                 BASED FEES         BASED FEES        BASED FEES        BASED FEES         BASED FEES       BASED FEES
--------------------  ---------------   ----------------   --------------   -----------------   --------------  -----------------

Mark Jurish                  0                 0                 3            $25 million             0                0

Kenneth Stemme               0                 0                 3            $25 million             0                0

Ross Weissman                0                 0                 3            $25 million             0                0


      Investment decisions at the Adviser are made with oversight by the Investment Committee. The committee holds regular meetings to discuss the investment portfolios, and their exposure in terms of risk and strategy, and to review forthcoming investment decisions.

COMPENSATION PROGRAM

      Compensation for the Portfolio Managers is a combination of a fixed salary and a bonus. The bonus paid to a Portfolio Manager for any year may be made with reference, in part, to the performance of the Fund or the Master Fund or any other fund or account managed by the Adviser during such year. The amount of salary and bonus paid to the Portfolio Managers is based on a variety of factors, including the financial performance of the Adviser, execution of managerial responsibilities, client interactions and teamwork support. As part of their compensation, the Portfolio Managers also have

401k plans that enable them to direct a percentage of their pre-tax salary and bonus, without any contribution from the Adviser, into a tax-qualified retirement plan.

POTENTIAL MATERIAL CONFLICTS OF INTEREST

      Real, potential or apparent conflicts of interest may arise when a Portfolio Manager has day-to-day portfolio management responsibilities with respect to more than one fund. The Portfolio Managers may manage other accounts with investment strategies similar to the Fund and the Master Fund, including other investment companies, pooled investment vehicles and separately managed accounts. Fees earned by the Adviser may vary among these accounts and the Portfolio Managers may personally invest in these accounts. These factors could create conflicts of interest because Portfolio Managers may have incentives to favor certain accounts over others, resulting in other accounts outperforming the Fund or the Master Fund. A conflict may also exist if the Portfolio Managers identify a limited investment opportunity that may be appropriate for more than one account, but the Fund or the Master Fund is not able to take full advantage of that opportunity due to the need to allocate that opportunity among multiple accounts. In addition, the Portfolio Managers may execute transactions for another account that may adversely impact the value of securities held by the Fund or the Master Fund. However, the Adviser believes that these risks are mitigated by the fact that accounts with like investment strategies managed by the Portfolio Managers are generally managed in a similar fashion and the Adviser has a policy that seeks to allocate opportunities on a fair and equitable basis. (SEE "Conflicts of Interest.")

FUND OWNERSHIP

      The following table sets forth the dollar range of Interests beneficially owned by the Portfolio Managers as of the date of this Prospectus.

PORTFOLIO MANAGER                               DOLLAR RANGE
-----------------                               ------------
Mark Jurish                                         None
Kenneth Stemme                                      None
Ross Weissman                                       None

                                     VOTING

      Each Member has the right to cast a number of votes based on the value of the Member's respective capital account at meetings of Members called by the Board of Managers or by Members holding 25% or more of the total number of votes eligible to be cast. Members will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would normally be entitled to vote, including election of Managers, approval of any investment advisory agreement entered into by the Fund and certain other matters. Except for the exercise of their voting privileges, Members are not entitled to participate in the management or control of the Fund's business, and may not act for or bind either the Fund or the Master Fund.
      Notwithstanding the foregoing, the Fund will seek instructions from Members with regard to voting proxies of the Master Fund and vote such proxies of the Master Fund only in accordance with such instructions, or will vote its interests in the Master Fund in the same proportion and in the same manner as the interests of all other members of the Master Fund are voted.

                                    BROKERAGE

      Each Portfolio Manager is directly responsible for placing orders for the execution of portfolio transactions and the allocation of brokerage for the Portfolio Fund it manages. Transactions on U.S. stock exchanges and on some foreign stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of foreign stock exchanges, commissions are fixed. No stated commission is applicable to securities traded in certain over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.
      The Adviser expects that each Portfolio Manager will generally select brokers and dealers to effect transactions on behalf of its Portfolio Fund substantially in the manner set forth below. However, no guarantee or assurance can be made that a Portfolio Manager will adhere to, and comply with, its stated practices. The Adviser generally expects that, in selecting brokers and dealers to effect transactions on behalf of its Portfolio Fund, each Portfolio Manager will seek to obtain the best execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm's risk in positioning a block of securities. As described below, Portfolio Managers may place orders with brokers that provide research services. Certain Portfolio Managers may comply with the safe harbor under Section 28(e) of the Securities Exchange Act of 1934, as amended (the "Safe Harbor"), with respect to the receipt of such services. However, subject to appropriate disclosure, Portfolio Managers of Portfolio Funds that are not investment companies registered under the 1940 Act may select brokers on a basis other than that outlined above and may receive benefits other than research or benefits that accrue to the Portfolio Manager rather than its Portfolio

Fund which are not covered by the Safe Harbor. The Adviser considers the broker selection process employed by a Portfolio Manager in determining whether to invest in its Portfolio Fund. Each Portfolio Manager generally will seek reasonably competitive commission rates. However, Portfolio Managers will not necessarily pay the lowest commission available on each transaction.
      Consistent with the principle of seeking best execution, a Portfolio Manager may place brokerage orders with brokers (including affiliates of the Adviser) that provide the Portfolio Manager and its affiliates with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of a Portfolio Manager are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Portfolio Manager or its affiliates in providing services to clients other than a Portfolio Fund. In addition, not all of the supplemental information is used by Portfolio Managers in connection with Portfolio Funds in which the Fund invests. Conversely, the information provided to Portfolio Managers by brokers and dealers through which other clients of the Portfolio Managers effect securities transactions may be useful to the Portfolio Managers in providing services to Portfolio Funds in which the Fund invests.

                            ADMINISTRATION AGREEMENT

      Pursuant to an administration agreement (the "Administration Agreement"), SEI Investments Global Funds Services (the "Administrator") provides various administrative services to the Fund, including fund accounting, investor accounting and taxation services, maintaining the register of the Fund and generally performing all actions related to the issuance and transfer of Interests; reviewing and, subject to approval by the Fund, accepting subscriptions for Interests and accepting payment therefor; performing all acts related to the repurchase of Interests; and performing all other clerical services necessary in connection with the administration of the Fund. The Administrator may delegate certain of its administrative functions to other parties as it deems reasonable and appropriate, provided the provider and its services rendered to the Fund are disclosed to the Board. In consideration for these services, the Fund pays the Administrator a monthly administration and accounting fee equal to 0.0108% (0.13% on an annual basis) of the net assets of the Fund as of the end of the month (the "Administration Fee"), which will decline to the extent the Fund's net assets exceed $100 million. However, the Fund and Old Mutual Absolute Return Institutional Fund, L.L.C. are collectively subject to a minimum Administration Fee of $135,000 (which is subject to increases in subsequent years), which is allocated on a pro rata basis among the funds based on the net assets of each fund.
      Pursuant to the Administration Agreement, the Administrator provides or arranges for the provision of similar administrative services to the Master Fund. In consideration for these services, the Master Fund pays the Administrator an administration and accounting fee equal to 0.01% on an annual basis, calculated and assessed monthly, based on the net assets of the Master Fund as of the end of the month (the "Master Fund Administration Fee"). However, the Master Fund is subject to a minimum Master Fund Administration Fee of $5,000.
      The Fund also pays the Administrator or its affiliates certain investor servicing (i.e., transfer-agency) fees.


                           CUSTODIAN AND ESCROW AGENT

      SEI Private Trust Company (the "Custodian") serves as the custodian of the assets of the Fund, and may maintain custody of such assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies), approved by the Board of Managers in accordance with the requirements set forth in Section 17(f) of the 1940 Act and the rules adopted thereunder. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts, except to the extent that securities may be held in the name of the Custodian or a subcustodian in a securities depository, clearing agency or omnibus customer account. The Custodian's principal business address is One Freedom Valley Drive, Oaks, Pennsylvania 19456, Attention: General Counsel.
      SEI Private Trust Company (the "Escrow Agent") also serves as the escrow agent with respect to monies received from prospective investors in advance of dates when Interests may be purchased and monies may be transmitted to the Fund. The Escrow Agent's principal business address is One Freedom Valley Drive, Oaks, Pennsylvania 19456, Attention: General Counsel.

                                FEES AND EXPENSES

      The Adviser bears all of its own costs incurred in providing investment advisory and other services to the Fund and the Master Fund, including travel and other expenses related to the selection and monitoring of Portfolio Managers (except with respect to performing background checks on Portfolio Managers and retaining third parties to provide risk management services).

      In addition to fees paid under the Investment Management Agreement, Distribution Agreement (defined below) and Administration Agreement, the Fund bears its own operating expenses and, through its investment in the Master Fund, its portion of the Master Fund's operating expenses. These operating expenses include, but are not limited to: all investment-related expenses (including, but not limited to, fees paid directly or indirectly to Portfolio Managers, investment-related interest expenses, all costs and expenses directly related to portfolio transactions and positions for the Master Fund's account such as direct and indirect expenses associated with the Master Fund's investments, including its investments in Portfolio Funds, costs and expenses associated with background checks on Portfolio Managers, all costs and expenses associated with retaining independent third parties to provide risk management services to the Master Fund, transfer taxes and premiums and taxes withheld on foreign dividends); any non-investment related interest expense; fees and disbursements of any attorneys and accountants engaged on behalf of the Fund and the Master Fund; entity-level taxes; audit and tax preparation fees and expenses; administrative expenses and fees of the Master Fund; custody and escrow fees and expenses of the Fund and Master Fund; the costs of an errors and omissions/directors and officers liability insurance and a fidelity bond for the Fund and the Master Fund; fees and travel-related expenses of the Board of Managers and the Master Fund Board who are not employees of the Adviser or any affiliate of the Adviser; all costs and charges for equipment or services used in communicating information regarding the Fund's and Master Fund's transactions among the Adviser and any custodian or other agent engaged by the Fund; any extraordinary expenses; and such other expenses as may be approved from time to time by the Board of Managers.
      The Fund also indirectly bears fees and expenses of the Master Fund, as an investor in Portfolio Funds. Each Portfolio Manager generally receives a management fee and a performance fee or allocation with respect to the assets of Portfolio Funds that it manages. The amount of these fees and allocations varies among Portfolio Managers, but the management fees are generally expected to be between 1.0%-2.0%, on an annual basis, of the total assets managed by a Portfolio Manager, and the performance fees or allocations are generally expected to be between 15%-25% of the net capital appreciation (if any) in the assets managed by a Portfolio Manager. In addition, as an investor in Portfolio Funds, the Master Fund may also bear placement fees and/or repurchase or withdrawal fees, as well as other operating expenses of the Portfolio Funds.
      The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the "Expense Limitation Agreement") under which the Adviser has agreed to waive its fees, or to pay or absorb the ordinary operating expenses of the Fund (including the portion of the Master Fund's fees and expenses borne by the Fund, but excluding any Portfolio Fund fees and expenses), to the extent that they exceed 2.95% per annum of the Fund's average monthly net assets (the "Expense Limitation"). In consideration of the Adviser's agreement to limit the Fund's expenses, the Fund will carry forward the amount of expenses waived, paid or absorbed by the Adviser in excess of the Expense Limitation for a period not to exceed three years from the end of the fiscal year in which they were incurred and will reimburse the Adviser (or its affiliate) such amounts. Reimbursement will be made as promptly as possible, but only to the extent it does not cause the Fund's ordinary operating expenses to exceed the Expense Limitation. The Expense Limitation Agreement will remain in effect until terminated by the Fund.

                        CAPITAL ACCOUNTS AND ALLOCATIONS

CAPITAL ACCOUNTS

      The Fund will maintain a separate capital account for each Member which will have an opening balance equal to the Member's initial contribution to the capital of the Fund. Each Member's capital account will be increased by the amount of contributions by the Member to the capital of the Fund, plus any amounts credited to the Member's capital account as described below. Similarly, each Member's capital account will be reduced by the sum of the amount of any repurchase by the Fund of the Interest, or portion thereof, of the Member, plus the amount of any distributions to the Member which are not reinvested, plus any amounts debited against the Member's capital account as described below.
      Capital accounts of Members are adjusted as of the close of business on the last day of each fiscal period. Fiscal periods begin on the day after the last day of the preceding fiscal period and end at the close of business on the first to occur of the following: (i) the last day of a fiscal year (March 31);
(ii) the last day of a taxable year (December 31); (iii) the day preceding any day on which a contribution to the capital of the Fund is made; (iv) any day on which the Fund repurchases any Interest or portion of an Interest of any Member; or (v) any day on which any amount is credited to or debited against the capital account of any Member other than an amount to be credited to or debited against the capital accounts of all Members in accordance with their respective investment percentages. An investment percentage will be determined for each Member as of the start of each fiscal period by dividing the balance of the Member's capital account as of the commencement of the period by the sum of the balances of all capital accounts of all Members as of that date.

ALLOCATION OF NET PROFITS AND NET LOSSES

      Net profits or net losses of the Fund for each fiscal period will be allocated among and credited to or debited against the capital accounts of all Members as of the last day of the fiscal period in accordance with Members' respective investment percentages for the fiscal period. Net profits or net losses will be measured as the net change in the value of the net assets of the Fund (including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and accrued expenses), before giving effect to any repurchases by the Fund of Interests or portions thereof, and excluding the amount of any items to be allocated among the capital accounts of the Members other than in accordance with the Members' respective investment percentages. Each Member's investment percentage will be determined each fiscal period by dividing, as of the commencement of the period, the balance of the Member's capital account by the sum of the balances of the capital accounts of all Members.
      Allocations for Federal income tax purposes generally will be made among the Members so as to reflect equitably amounts credited or debited to each Member's capital account for the current and prior fiscal years. (SEE "Tax Aspects.")

ALLOCATION OF SPECIAL ITEMS - CERTAIN WITHHOLDING TAXES AND OTHER EXPENDITURES

      Withholding taxes or other tax obligations incurred by the Fund which are attributable to any Member will be debited against the capital account of that Member as of the close of the fiscal period during which the Fund paid those obligations, and any amounts then or thereafter distributable to the Member will be reduced by the amount of those taxes. If the amount of those taxes is greater than the distributable amounts, then the Member and any successor to the Member's Interest is required to pay upon demand to the Fund, as a contribution to the capital of the Fund, the amount of the excess. The Fund is not obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member, although in the event that the Fund determines that a Member is eligible for a refund of any withholding tax, it may, in its sole discretion and at the request and expense of that Member, assist the Member in applying for the refund.
      Generally, any expenditures payable by the Fund, to the extent paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more, but fewer than all of the Members, will be charged to only those Members on whose behalf the payments are made or whose particular circumstances gave rise to the payments. These charges will be debited to the capital accounts of the applicable Members as of the close of the fiscal period during which the items were paid or accrued by the Fund.

RESERVES

      Appropriate reserves may be created, accrued and charged against net assets and proportionately against the capital accounts of the Members for contingent liabilities as of the date the contingent liabilities become known to the Fund. Reserves will be in such amounts (subject to increase or reduction) which the Fund may deem necessary or appropriate. The amount of any reserve (or any increase or decrease therein) will be proportionately charged or credited, as appropriate, to the capital accounts of those investors who are Members at the time when the reserve is created, increased or decreased, as the case may be; PROVIDED, HOWEVER, that if the reserve (or any increase or decrease therein) exceeds the lesser of $500,000 or 1% of the aggregate value of the capital accounts of all those Members, the amount of the reserve, increase or decrease shall instead be charged or credited to those investors who were Members at the time, as determined by the Fund, of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their capital accounts at that time.

NET ASSET VALUATION

      The net asset value of the Fund is determined by or at the direction of the Adviser as of the close of business as of the end of each month in accordance with the valuation principles set forth below or as may be determined from time to time pursuant to policies established by the Board of Managers. The net asset value of the Fund is based on the net asset value of its interest in the Master Fund. The net asset value of the Master Fund is based primarily on the fair value of each of its interests in Portfolio Funds.
      In accordance with the policies discussed below, investments in Portfolio Funds are valued at their "fair values." Ordinarily, these will be the values determined by the Portfolio Managers of the Portfolio Funds in accordance with the Portfolio Funds' valuation policies and as reported by the Portfolio Managers. As a general matter, the fair value of the Master Fund's interest in a Portfolio Fund will represent the amount that the Master Fund could reasonably expect to receive from the Portfolio Fund if the Master Fund's interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Master Fund believes to be reliable. Because Portfolio Funds provide net asset value information to the Master Fund on a monthly basis and do not generally provide detailed information on their investment positions, except on an annual basis, the Master Fund generally will not be able to determine the fair value of its investments in Portfolio Funds or its net asset values other than as of the end of each month and may not be able to verify valuation information given to the Master Fund by Portfolio Managers. In the unlikely event that a Portfolio Fund does not report a value to the Master Fund on a timely basis, the Master Fund would determine the fair value of its interest in that Portfolio Fund based on the most recent value reported by the Portfolio Fund, as well as any other relevant information available at the time the Master Fund values its assets. The Master Fund Board has determined that any values of interests in Portfolio Funds reported as "estimated" or "final" values (using the nomenclature of the hedge fund industry) will be deemed to reasonably reflect market values of securities for which market quotations are available or the fair value of such securities.
      Before investing in any Portfolio Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by the Portfolio Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with those used by the Master Fund for valuing its own investments. Furthermore, prior to the Master Fund investing in a Portfolio Fund, the Adviser will seek confirmation from the Portfolio Manager that, in the event that the Portfolio Manager allocates Portfolio Fund assets to a special investment account or side pocket that: (i) the estimated monthly valuations as provided to the Master Fund (which are expected to be based on the audited year-end valuations of the Portfolio Funds) are reflective of the most recently computed fair value of the special investment account or side pocket by the Portfolio Manager; and (ii) the Portfolio Manager computes the fair value of the special investment account or side pocket at least on an annual basis. In a situation where a Portfolio Manager allocates a Portfolio Fund's assets to special investment accounts or side pockets, the current fair value of the Master Fund's interest in that Portfolio Fund may not be accurately reflected in the Master Fund's and, thus, the Fund's net asset value. This is because the Portfolio Manager's most recent computation of the fair value of the special investment account or side pocket may have last occurred a significant amount of time (I.E., as much as eleven months or longer) before the current monthly computation of the Fund's and the Master Fund's net asset value. As a result, for any given month, the stated net asset value of the Master Fund and, thus, the Fund may, under certain circumstances, be higher or lower than the value that would otherwise have been utilized had the Portfolio Manager determined and reported the fair value of any side pocket as of the end of the most recent calendar month. Although the procedures approved by the Master Fund Board provide that the Adviser will periodically review the valuations of interests in Portfolio Funds provided by the Portfolio Managers, the Adviser will not be able to confirm independently the accuracy of valuations of such interests provided by such Portfolio Managers (which are unaudited, except for year-end valuations).
      The Fund's and the Master Fund's valuation procedures require the Adviser to consider all relevant information available at the time the Fund and the Master Fund value their respective assets. The Adviser or, in certain cases, the Master Fund Board, will consider such information, and may conclude in certain circumstances that the information provided by a Portfolio Manager does not represent the fair value of the Master Fund's interests in a Portfolio Fund. Although redemptions of interests in Portfolio Funds are subject to advance notice requirements, Portfolio Funds typically will make available net asset value information to their investors which will represent the price at which, even in the absence of redemption activity, the Portfolio Fund would have effected a redemption if a redemption request had been timely made or if, in accordance with the terms of the Portfolio Fund's governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Master Fund Board, in the absence of specific transaction activity in interests in a particular Portfolio Fund, the Master Fund could consider whether it was appropriate, in light of all relevant circumstances, to value such a position at the Portfolio Fund's net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. Any such decision must be made in good faith, and subject to the review and supervision of the Master Fund Board.
      The Portfolio Funds are required to provide estimated net asset value determinations to the Master Fund on a monthly basis, generally within one or two weeks following the end of the month. The Adviser attempts to confirm the accuracy of each Portfolio Fund's monthly valuation using various means, including: discussing monthly with Portfolio Managers their Portfolio Funds' values; reviewing Portfolio Fund portfolio positions, when available; and analyzing audited financial statements of Portfolio Funds. Failure of a Portfolio Fund to provide on a timely or accurate basis required monthly valuation information to the Master Fund could result in an adjustment to the fair value given by the Master Fund to its investment in a Portfolio Fund or a decision by the Adviser to liquidate the Master Fund's investment in a Portfolio Fund. The valuations reported by the Portfolio Managers, upon which the Master Fund calculates its net asset value, may be subject to later adjustment, based on information reasonably available at that time. For example, fiscal year-end net asset value calculations of the Portfolio Funds are audited by the independent auditors of the Portfolio Funds and may be revised as a result of such audits. Other adjustments may occur from time to time.
      To the extent the Fund or the Master Fund invests in money market instruments, the Fund and the Master Fund will generally value such portfolio securities at amortized cost.
      All assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service. Trading in foreign securities generally is completed, and the values of such securities are determined, before the close of securities markets in the U.S. Foreign exchange rates also are determined before such close. On occasion, the values of securities and exchange rates may be affected by significant events occurring between the time as of which determination of such values or exchange rates are made and the time as of which the net asset value is determined. When such significant events materially affect the values of securities held by the Fund or its liabilities, these securities and liabilities may be valued at fair value as determined in good faith by, or under the supervision of, the Master Fund Board.

      Prospective investors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on the Fund's net assets, which, in turn, would affect amounts paid on repurchases of Interests and the amount of fees paid, if the judgments made regarding appropriate valuations should be proven incorrect.

                              CONFLICTS OF INTEREST

GENERAL

      The Adviser and its respective affiliates and members, partners, officers and employees carry on substantial investment activities for their own accounts and for other registered investment companies, private investment funds, institutions and individual clients (collectively, the "Clients"). Neither the Fund nor the Master Fund has any interest in these activities. The Adviser and its respective officers are engaged in substantial activities other than on behalf of the Fund and the Master Fund and may have conflicts of interest in allocating their time and activity between the Fund, the Master Fund and such other activities. The Adviser and its respective officers and employees devote so much time to the affairs of the Fund and the Master Fund as in their judgment is necessary and appropriate.
      The Adviser or one of its respective affiliates may determine that an investment opportunity in a particular investment vehicle is appropriate for a particular client or for itself or its officers, directors, partners, members or employees, but the Adviser may determine that such investment opportunity is not appropriate for the Fund. Situations also may arise in which the Adviser, its affiliates or its clients have made investments which would have been suitable for investment by the Master Fund but, for various reasons, were not pursued by, or available to, the Master Fund. The investment activities of the Adviser, its affiliates and any of their respective officers, directors, partners, members or employees may disadvantage the Master Fund and, indirectly, the Fund in certain situations, if among other reasons, the investment activities limit the Master Fund's ability to invest in a particular investment vehicle or investment.
      The Adviser and its affiliates may provide brokerage and other services from time to time to one or more accounts or entities managed by the Portfolio Managers or their affiliates, including the Portfolio Funds. (All Portfolio Funds and other accounts managed by the Portfolio Managers or their affiliates, excluding the Fund and the Master Fund, are referred to collectively as the "Portfolio Manager Accounts.")
      The Adviser and its affiliates or their Clients may (i) have an interest in an account managed by, or (ii) enter into relationships with, a Portfolio Manager or its affiliates on terms different than the terms entered into with the Fund and the Master Fund. In addition, the Portfolio Managers may receive research products and services in connection with the brokerage services that affiliates of the Adviser may provide from time to time to one or more Portfolio Manager Accounts or to the Master Fund.
      The Adviser and its affiliates, including their directors, officers or employees, may have business relationships with the issuers of securities that are held by the Portfolio Funds or by the Master Fund. They may also own the securities of these issuers. However, in making investment decisions for the Master Fund and the Portfolio Funds, the Adviser does not obtain or use material inside information acquired by it or its affiliates in the course of those relationships. In addition, affiliates of the Adviser may have made loans which are currently outstanding that could be repaid with proceeds of securities purchased by the Master Fund or a Portfolio Fund.
      The Master Fund, absent SEC exemptive relief, may be precluded from investing any assets in certain Portfolio Funds where an account managed by the Adviser is already invested (or seeks to invest) to the extent that the Fund is considered a "joint participant" (within the meaning of Section 17(d) of the 1940 Act or Rule 17d-1 thereunder) with an account managed by the Adviser.
      Other present and future activities of the Adviser, the Portfolio Managers, the Administrator and/or their affiliates may give rise to additional conflicts of interest. In the event that a conflict of interest arises, the Adviser, as applicable, will attempt to resolve such conflicts in a fair and equitable manner. The use of a master-feeder structure also may create a conflict of interest in that different tax considerations for the Fund and other feeder funds may cause the Master Fund to structure or dispose of an investment in a manner that is more advantageous to one feeder fund.

PARTICIPATION IN INVESTMENT OPPORTUNITIES

      Each Portfolio Manager and its principals, officers, employees and affiliates may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Master Fund or a Portfolio Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by principals, officers, employees and affiliates of the Portfolio Manager that are the same, different or made at a different time than positions taken for the Master Fund.
      Portfolio Managers or their affiliates may from time to time provide investment advisory or other services to private investment funds and other entities or accounts managed by the Adviser and its affiliates. In addition, Portfolio Managers or their affiliates may from time to time receive research products and services in connection with the brokerage services that the Adviser and its affiliates may provide to the Master Fund. Future investment activities of the Portfolio Managers, or their affiliates, and the principals, partners, directors, officers, or employees of the foregoing may give rise to additional conflicts of interest.

                                 CODES OF ETHICS

      The Adviser and its affiliates may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made by the Master Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by the Adviser and its affiliates (including personnel of the Adviser) that are the same, different or made at a different time than positions taken for the Master Fund. In order to mitigate the possibility that the Fund will be adversely affected by this personal trading, the Fund, the Master Fund, the Adviser and OMIP have adopted codes of ethics (the "Codes of Ethics") in compliance with Rule 17j-1 under the 1940 Act that restrict securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Fund's portfolio transactions. The Codes of Ethics can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. The Codes of Ethics are also available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov, and copies of the Codes of Ethics may be obtained, after paying a duplicating fee, by E-mail at publicinfo@sec.gov or by writing the SEC's Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-0102.
      Future investment activities of the Adviser and its affiliates and their principals, managers, partners, directors, officers or employees may give rise to additional conflicts of interest.

                             PURCHASES OF INTERESTS

PURCHASE TERMS

      Interests may be purchased generally as of the first business day of each calendar month, except that the Fund may offer Interests more or less frequently as determined by the Board of Managers. In order to purchase Interests, an investor must submit a completed investor certification to the Administrator generally five business days before the investor's proposed purchase. Cleared funds must be available in the investor's account no later than five business days before the investor's proposed purchase or such other date as the Selected Dealer may determine in its sole discretion and communicate to the investor (the "Funding Deadline"). If an investor's certification is accepted by the Administrator prior to the Funding Deadline, monies representing the capital contribution will be debited from the investor's account by the Selected Dealer servicing the investor's account and deposited in an escrow account that bears interest (which is accrued for the benefit of the Fund) pending the deposit of such monies with the Fund. On the last day of a "fiscal period" (generally, one month), the Fund will withdraw the monies representing an investor's capital contribution from the escrow account or the Selected Dealer servicing the investor's account will remit to the Fund such monies representing the capital contribution from the investor's account, as applicable. Effective as of the first business day of the succeeding month, the Fund's records will reflect the issuance of an Interest to the investor, who will become a Member of the Fund. The Fund will also establish a capital account for the investor effective on that date. This capital account represents the investor's pro rata interest (which is based on the percentage derived from dividing the investor's capital account balance by the net asset value of the Fund) in the income and net profits (or net losses) of the Fund. All purchases are subject to the receipt of cleared funds from the investor prior to the applicable purchase date in the full amount of the purchase. The Board of Managers reserves the right to reject any purchase for Interests and the Board of Managers may, in its sole discretion, suspend purchases of Interests at any time.
      Generally, the minimum initial investment by an investor is $250,000 and the minimum additional investment is $25,000. Selected Dealers have the discretion to reduce the minimum initial investment for an investor to an amount not lower than $50,000. The minimum initial investment for employees of the Adviser or a Selected Dealer and their affiliates, and members of their immediate families and, in the sole discretion of the Adviser, as applicable, Managers, attorneys and other professionals engaged on behalf of the Fund and members of their immediate families, is $25,000. The minimum initial and minimum additional investment requirements may be reduced or increased by the Board of Managers.
      Except as otherwise permitted by the Board of Managers, initial and any additional contributions to the capital of the Fund by any Member will be payable in cash. Initial and any additional contributions to the capital of the Fund will be payable in one installment. Although the Fund may accept contributions of securities in the sole discretion of the Board of Managers, the Fund has no present intention of accepting contributions of securities. If the Fund were to accept a contribution of securities, the securities would be valued in the same manner as the Fund values its other assets. (SEE "Capital Accounts and Allocations -- Net Asset Valuation.")
      Each new Member must agree to be bound by all of the terms of the Company Agreement.

ELIGIBLE INVESTORS

      The Fund intends to sell Interests only to investors who are U.S. persons for Federal tax purposes and who meet the following criteria: persons having an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and having a reasonable expectation of reaching the same income level in the current year; individuals having a net worth of at least $1 million; or entities having total assets of at least $5 million or entities all of whose beneficial owners themselves satisfy the aforementioned income or net worth criteria. Prospective investors meeting these standards are referred to in this Prospectus as "Eligible Investors." Each prospective investor will be required to certify that the Interest subscribed for is being acquired directly or indirectly for the account of an Eligible Investor. An existing Member who is purchasing an additional investment in the Fund will be required to meet these eligibility criteria at the time of the additional investment. The relevant investor qualifications are set forth in the investor certification that must be completed by each prospective investor. (The form of certification that each investor will be asked to sign is contained in Appendix C of this Prospectus.) Interests may not be purchased by nonresident aliens, foreign corporations, foreign partnerships, foreign trusts or foreign estates, all as defined in the Code.
      A person is considered a U.S. person for Federal income tax purposes if the person is: (i) a citizen or resident of the United States; (ii) a corporation, partnership (including an entity treated as a corporation or partnership for U.S. Federal income tax purposes) or other entity (other than an estate or trust) created or organized under the laws of the United States, any state therein or the District of Columbia; (iii) an estate (other than a foreign estate defined in Section 7701(a)(31)(A) of the Code); or (iv) a trust, if a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of such trust.

PLAN OF DISTRIBUTION

      The Fund has entered into a distribution agreement (the "Distribution Agreement") with Old Mutual Investment Partners, whose principal business address is 4643 South Ulster Street, Sixth Floor, Denver, Colorado 80237, to act as the distributor for the sale of Interests and to facilitate and assist in (or arrange for) the provision by Selected Dealers of investor services ("Member Services") to Members that are customers of Selected Dealers. Member Services refer principally to handling inquiries from Members regarding the Fund or their investments in the Fund. The Distributor is entitled to charge a sales load to each investor on the purchase price of its Interests of up to 2%. The specific amount of the sales load paid is generally dependent on the size of the investment in the Fund. The sales load will be charged as a percentage of an investor's investment amount. The sales load will not constitute an investment made by the investor in the Fund. The sales load may be adjusted or waived at the sole discretion of the applicable Selected Dealer in consultation with the Fund, and is expected to be waived for the Adviser and its affiliates, including the directors, partners, principals, officers and employees of each of these entities, and employees of the Selected Dealers and certain of their affiliates.
      In addition, as compensation for the sale and marketing of Interests as well as providing Member Services, the Fund will pay the Distributor a monthly fee at an annual rate of 0.90% of the net assets of the Fund (the "Marketing and Member Servicing Fee"). This fee is calculated as of the end of the month, after adjustment for any purchases and repurchases of Interests during the month. The fee is due and payable in arrears within 30 business days after the end of such month. These payments have been separately authorized by the Board pursuant to a marketing and Member servicing plan adopted by the Board. Furthermore, the Adviser (or its affiliates), in its discretion and from its own resources, may pay the Distributor additional compensation not to exceed 0.45% (on an annual basis) of the aggregate value of outstanding Interests held by Members. The Distributor is not required to use all of the compensation it receives from the Fund and the Adviser (or its affiliates) to retain and pay Selected Dealers. However, it is currently expected that a significant portion of the compensation paid to the Distributor by the Fund and the Adviser (or its affiliates) will be used to compensate Selected Dealers for selling Interests. In this regard, it is currently anticipated that Selected Dealers will receive an upfront fee, to be paid by the Distributor, that does not exceed 1.00% of the amount of Interests purchased by investors introduced to the Fund by the Selected Dealers. Furthermore, it is also anticipated that, beginning on the thirteenth month following the purchase of Interests, the Selected Dealers will be compensated on a monthly basis at an annual rate of 0.90% of the aggregate value of the Interests purchased by the Selected Dealers' customers.
      In accordance with applicable NASD Conduct Rules, OMIP, in its capacity as the Fund's Distributor, has agreed to cap the sales loads it receives from investors at 2% of the total proceeds proposed to be received by the Fund in respect of sales of Interests registered pursuant to this offering (the "Offering Proceeds"). In addition, the compensation paid by the Fund to the Distributor and Selected Dealers and by the Distributor to Selected Dealers, who are NASD members, for providing ongoing marketing and Member Services, will be capped at 6% of the Offering Proceeds. The fees to be received by OMIP in its capacity as the Distributor, and the fees to be received by OMIP and any Selected Dealers, who are NASD members, for providing ongoing marketing and Member Services, have been deemed by the NASD to be underwriting compensation in connection with the offering of Interests.

                           REDEMPTIONS, REPURCHASES OF
                             INTERESTS AND TRANSFERS

NO RIGHT OF REDEMPTION

      No Member or other person holding an Interest or a portion of an Interest acquired from a Member will have the right to require the Fund to redeem that Interest or portion thereof. There is no public market for Interests, and none is expected to develop. Consequently, investors may not be able to liquidate their investment other than as a result of repurchases of Interests by the Fund, as described below. An investment in the Fund is therefore suitable only for investors who can bear the risks associated with the limited liquidity of the Interests.

REPURCHASES OF INTERESTS

      The Fund from time to time will offer to repurchase outstanding Interests or portions thereof from Members pursuant to written tenders by Members at such times and on such terms and conditions as may be determined by the Board of Managers, in its sole discretion. In determining whether the Fund should offer to repurchase Interests or portions thereof from Members, the Board of Managers will consider various factors, including the recommendations of the Adviser. THE ADVISER CURRENTLY EXPECTS THAT IT WILL RECOMMEND TO THE BOARD OF MANAGERS THAT THE FUND OFFER TO REPURCHASE INTERESTS FROM MEMBERS FOUR TIMES EACH YEAR, AS OF THE LAST DAY OF EACH CALENDAR QUARTER. The Board of Managers will also consider the following factors, among others, in making this determination:

      o whether any Members have requested the Fund to repurchase their Interests or portions thereof;

      o  the liquidity of the Master Fund's assets;

      o the investment plans and working capital requirements of the Fund and the Master Fund;

      o  the relative economies of scale with respect to the size of the Fund;

      o  the history of the Fund in repurchasing Interests;

      o  the economic condition of the securities markets; and

      o the anticipated tax consequences of any proposed repurchases of Interests or portions thereof.

      The Fund will repurchase Interests or portions thereof from Members pursuant to written tenders on terms and conditions that the Board of Managers determines to be fair to the Fund and to all Members. The value of a Member's Interest (or the portion thereof) that is being repurchased is equal to the value of the Member's capital account (or the portion thereof being repurchased) as of the close of business of any fiscal period, after giving effect to all allocations that are made as of such date. When the Board of Managers determines that the Fund shall repurchase Interests or portions thereof, notice will be provided to Members describing the terms thereof, containing information Members should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Members who are deciding whether to tender their Interests or portions thereof during the period that a repurchase offer is open may ascertain the net asset value of their Interests by contacting the Adviser during the period. However, because the Fund expects to determine its net asset value only on a monthly basis, approximately one or two weeks after the end of each month, Members may not be able to obtain current information regarding the value of Interests when making their decision as to whether to tender Interests for repurchase.

      The Company Agreement provides that the Fund shall be dissolved if the Interest of any Member that has submitted a written request for the repurchase of its entire Interest by the Fund, in accordance with the terms of the Company Agreement, is not repurchased by the Fund within a period of two years following the date of the request; provided, however, that dissolution shall not be required if the Fund is unable to repurchase a Member's Interest as a result of regulatory restrictions that prevent the Fund from fulfilling a repurchase request.

      Repurchases of Interests or portions thereof from Members by the Fund may be made, in the discretion of the Fund, and may be paid in cash or by the distribution of securities in-kind or partly in cash and partly in-kind. However, the Fund does not expect to distribute securities in-kind except in the unlikely event that the Fund does not have sufficient cash to pay for Interests that are repurchased or if making a cash payment would result in a material adverse effect on the Fund or on

Members not tendering Interests for repurchase. Repurchases will be effective after receipt and acceptance by the Fund of all eligible written tenders of Interests or portions thereof from Members. Any in-kind distribution of securities will consist of marketable securities traded on an established securities exchange (valued in accordance with the Company Agreement), which will be distributed to all tendering Members on a PARI PASSU basis. Except as described above, the Fund does not impose any charges in connection with repurchases of Interests or portion of Interests.

      The Fund's ability to conduct a repurchase offer will also be dependent upon the Master Fund's ability to conduct a repurchase offer that would provide the Fund with the liquidity necessary, and within the timeframe needed, to carry out the Fund's repurchase offer. Like the Fund, the Master Fund's ability to conduct a repurchase offer will be subject to the discretion of the Master Fund Board based on considerations substantially identical to those considered by the Fund's Board of Managers and which are described above. It is currently expected that the Adviser will recommend to the Master Fund Board that the Master Fund offer to repurchase Interests from its members four times each year, as of the last day of each calendar quarter.

REPURCHASE PROCEDURES

      Due to liquidity restraints associated with the Fund's investments in the Master Fund, which in turn is restricted as to its ability to withdraw from Portfolio Funds, the Adviser expects that, under the procedures applicable to the repurchase of Interests, Interests will be valued for purposes of determining their repurchase price as of a date at least 65 days after the date by which Members must submit a repurchase request (the "Valuation Date") and that the Fund will generally pay the value of the Interests or portions thereof repurchased (or as discussed below, 97% of such value if a Member's entire Interest is repurchased) approximately one month after the Valuation Date. The value of Interests can change significantly between the date by which a Member must decide whether to tender its Interest for repurchase and the Valuation Date. The amount that a Member may expect to receive on the repurchase of the Member's Interest (or portion thereof) will be the value of the Member's capital account (or portion thereof being repurchased) determined on the Valuation Date and based on the net asset value of the Fund's assets as of that date, after giving effect to all allocations to be made as of that date to the Member's capital account. The balance due to each Member who tenders his Interest, or a portion thereof, will be subject to adjustment upon completion of the annual audit of the Fund's financial statements for the fiscal year in which the repurchase is effected (which it is expected will be completed within 60 days after the end of each fiscal year). If the entire Interest of a Member is repurchased, the Member will receive an initial payment equal to 97% of the estimated value of the Interest and the balance due will be determined and paid promptly after completion of the Fund's audit and will be subject to audit adjustment.

      Under these procedures, Members will have to decide whether to tender their Interests for repurchase without the benefit of having current information regarding value of Interests as of a date proximate to the Valuation Date. In addition, there will be a substantial period of time between the date as of which Members must tender Interests and the date they can expect to receive payment for their Interests from the Fund. However, promptly after the expiration of a repurchase offer, Members whose Interests are accepted for repurchase will be given non-transferable promissory notes by the Fund representing the Fund's obligation to pay for repurchased Interests. Payments for repurchased Interests may be delayed under circumstances where the Fund has determined to redeem its interests in Portfolio Funds to make such payments, but has experienced delays in receiving payments from the Portfolio Funds.

      If a repurchase offer is oversubscribed by Members who tender Interests for repurchase, the Fund will repurchase only a PRO RATA portion of the Interest tendered by each Member. A Member who tenders for repurchase only a portion of the Member's Interest will be required to maintain a capital account balance of $50,000 (or $25,000 in the case of Members who are employees of the Adviser or the Selected Dealer and their affiliates, and members of their immediate families and, in the sole discretion of the Adviser, as applicable, Managers, attorneys and other professionals engaged on behalf of the Fund and members of their immediate families), or such other amount as is determined by the Board of Managers. If a Member tenders a portion of an Interest and the repurchase of that portion would cause the Member's capital account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of the Interest to be purchased from the Member so that the required minimum balance is maintained.

      Repurchases of Interests by the Fund are subject to certain regulatory requirements imposed by SEC rules and the procedures applicable to repurchases of Interests as described above may be amended by the Fund in order to comply with any regulatory requirements applicable to such repurchase procedures.

      The Fund may cancel an offer to repurchase Interests (an "Offer"), amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if:
(i) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objective and policies in order to purchase Interests tendered pursuant to the Offer; (ii) there is, in the judgment of the Board of Managers any: (a) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund; (b) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or the States of New York or Pennsylvania that is material to the Fund; (c) limitation imposed by Federal or state authorities on the extension of credit by lending institutions; (d) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment; (e) commencement of war, significant increase in armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund; (f) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer; or (g) other event or condition that would have a material adverse effect on the Fund or its investors if Interests tendered pursuant to the Offer were purchased; or (iii) the Board of Managers determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

      The Fund is permitted to borrow money to meet repurchase requests. Borrowing by the Fund involves certain risks for Members. (SEE "Investment Practices and Related Risk Factors -- Leverage.")

MANDATORY REDEMPTION BY THE FUND

      The Company Agreement provides that the Fund may redeem an Interest (or portion thereof) of a Member or any person acquiring an Interest (or portion thereof) from or through a Member under certain circumstances, including if: ownership of the Interest by the Member or other person will cause the Fund or the Adviser to be in violation of certain laws or any of the representations and warranties made by a Member in connection with the acquisition of the Interest was not true when made or has ceased to be true.

TRANSFERS OF INTERESTS

      Except as otherwise described below, no person shall become a substituted Member without the written consent of the Board of Managers, which consent may be withheld for any reason in its sole discretion. Interests held by Members may be transferred only: (i) by operation of law pursuant to the death, divorce, bankruptcy, insolvency, dissolution or adjudication of incompetency of a Member; or (ii) with the written consent of the Board of Managers (which may be withheld in its sole discretion). The Board of Managers generally will not consent to a transfer unless the transfer is (i) one in which the tax basis of the Interest in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferring Member, (ii) to members of the transferring Member's immediate family (brothers, sisters, spouse, parents and children) or (iii) a distribution from a qualified retirement plan or an individual retirement account, unless the Fund consults with counsel to the Fund and such counsel confirms that the transfer will not cause the Fund to be treated as a "publicly traded partnership" taxable as a corporation. Notice to the Fund of any proposed transfer must include evidence satisfactory to the Board of Managers that the proposed transferee meets any requirements imposed by the Fund with respect to investor eligibility and suitability and must be accompanied by a properly completed investor certification. The Board of Managers may not consent to a transfer of an Interest by a Member unless such transfer is to a single transferee or after the transfer of a portion of the Interest, the balance of the capital account of each of the transferee and transferor is not less than $50,000 (or $25,000 in the case of Members who are employees of the Adviser or the Selected Dealer and their affiliates, and members of their immediate families and, in the sole discretion of the Adviser, as applicable, Managers, attorneys and other professionals engaged on behalf of the Fund and members of their immediate families), or such other amount as is determined by the Board of Managers. A Member who transfers an Interest may be charged reasonable expenses, including attorneys' and accountants' fees, incurred by the Fund in connection with the transfer.

      Any transferee that acquires an Interest or portion thereof in the Fund by operation of law as the result of the death, divorce, dissolution, bankruptcy, insolvency or adjudication of incompetency of a Member or otherwise, shall be entitled to the allocations and distributions allocable to the Interest so acquired, to transfer the Interest in accordance with the terms of the Company Agreement and to tender the Interest for repurchase by the Fund, but shall not be entitled to the other rights of a Member unless and until the transferee becomes a substituted Member as provided in the Company Agreement. If a Member transfers an Interest or portion thereof with the approval of the Board of Managers, the Fund shall promptly take all necessary actions so that each transferee or successor to whom the Interest or portion thereof is transferred is admitted to the Fund as a Member.

      By purchasing an Interest, each Member agrees to indemnify and hold harmless the Fund, the Board of Managers, the Adviser, each other Member and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from any transfer made by that Member in violation of these provisions or any misrepresentation made by that Member in connection with any such transfer.


                                   TAX ASPECTS


CIRCULAR 230 NOTICE. THE FOLLOWING NOTICE IS BASED ON U.S. TREASURY REGULATIONS GOVERNING PRACTICE BEFORE THE U.S. INTERNAL REVENUE SERVICE: (1) ANY U.S. FEDERAL TAX ADVICE CONTAINED HEREIN, INCLUDING ANY OPINION OF COUNSEL REFERRED TO HEREIN, IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER; (2) ANY SUCH ADVICE IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS DESCRIBED HEREIN (OR IN ANY SUCH OPINION OF COUNSEL); AND (3) EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

              The following is a summary of certain aspects of the income taxation of the Fund and its Members which should be considered by a prospective Member. The Fund has not sought a ruling from the Internal Revenue Service (the "Service") or any other Federal, state or local agency with respect to any of the tax issues affecting the Fund, nor has it obtained an opinion of counsel with respect to any Federal tax issues other than the characterization of the Fund as a partnership for Federal tax purposes.

              This summary of certain aspects of the Federal income tax treatment of the Fund is based upon the Code, judicial decisions, Treasury Regulations (the "Regulations") and rulings in existence on the date hereof, all of which are subject to change. This summary does not discuss the impact of various proposals to amend the Code which could change certain of the tax consequences of an investment in the Fund. This summary also does not discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the Federal income tax laws, such as insurance companies.

              EACH PROSPECTIVE MEMBER SHOULD CONSULT WITH ITS OWN TAX ADVISOR IN ORDER FULLY TO UNDERSTAND THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE FUND.

              In addition to the particular matters set forth in this section, tax-exempt organizations should review carefully those sections of the Prospectus regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans. Each prospective tax-exempt Member is urged to consult its own counsel regarding the acquisition of Interests.

TAX TREATMENT OF FUND OPERATIONS

              CLASSIFICATION OF THE FUND. The Fund has received an opinion of Schulte Roth & Zabel LLP, counsel to the Fund, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Board of Managers, the Fund will be classified as a partnership for Federal tax purposes and not as an association taxable as a corporation.

              Under Section 7704 of the Code, "publicly traded partnerships" are generally treated as corporations for Federal tax purposes. A publicly traded partnership is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Interests in the Fund will not be traded on an established securities market. Regulations concerning the classification of partnerships as publicly traded partnerships (the "Section 7704 Regulations") provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market (or the substantial equivalent thereof). The Fund may not be eligible for any of those safe harbors. In particular, it will not qualify under the private placement safe harbor set forth in the Section 7704 Regulations if the Fund has more than 100 Members.

              The Section 7704 Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market (or the substantial equivalent thereof). Rather, in this event the partnership's status is examined under a general facts and circumstances test. Schulte Roth & Zabel LLP also has rendered its opinion that, under this "facts and circumstances" test, and based upon the anticipated operations of the Fund as well as the legislative history to Section 7704, the text of the Section 7704 Regulations and certain representations of the Board of Managers, the interests in the Fund will not be readily tradable on a secondary market (or the substantial equivalent thereof) and, therefore, that the Fund will not be treated as a publicly traded partnership taxable as a corporation.

              None of the opinions of counsel described above, however, are binding on the Service or the courts. If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation for Federal tax purposes (as a result of a successful challenge to such opinions by the Service, changes in the Code, the Regulations or judicial interpretations thereof, a material adverse change in facts or otherwise), the taxable income of the Fund would be subject to corporate income tax when recognized by the Fund; distributions of such income, other than in certain redemptions of Interests, would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Fund; and Members would not be entitled to report profits or losses realized by the Fund.

              The Master Fund operates as a pass through entity for Federal tax purposes and not as an entity taxable as a corporation.

              UNLESS OTHERWISE INDICATED, REFERENCES IN THE FOLLOWING DISCUSSION OF THE TAX CONSEQUENCES OF FUND INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS, INCLUDE THE DIRECT INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS OF THE FUND, AND THOSE INDIRECTLY ATTRIBUTABLE TO THE FUND AS A RESULT OF IT BEING A MEMBER OF THE MASTER FUND AND AN INDIRECT INVESTOR IN PORTFOLIO FUNDS.

              As a partnership, the Fund is not itself subject to Federal income tax. The Fund files an annual partnership information return with the Service which reports the results of operations. Each Member is required to report separately on its income tax return its distributive share of the Fund's net long-term capital gain or loss, net short-term capital gain or loss and all other items of ordinary income or loss. Each Member is taxed on its distributive share of the Fund's taxable income and gain regardless of whether it has received or will receive a distribution from the Fund.

              ALLOCATION OF PROFITS AND LOSSES. Under the Company Agreement, the Fund's net profit or net loss for each accounting period is allocated among the Members and to their capital accounts without regard to the amount of income or loss actually recognized by the Fund for Federal income tax purposes. The Company Agreement provides that items of income, deduction, gain, loss or credit actually recognized by the Fund for each taxable year generally are to be allocated for income tax purposes among the Members pursuant to the principles of Regulations issued under Sections 704(b) and 704(c) of the Code, based upon amounts of the Fund's net profit or net loss allocated to each Member's capital account for the current and prior fiscal years. There can be no assurance, however, that the particular methodology of allocations used by the Fund will be accepted by the Service. If such allocations are successfully challenged by the Service, the allocation of the Fund's tax items among the Members may be affected.

              Under the Company Agreement, the Board of Managers has the discretion to allocate specially an amount of the Fund's ordinary income and/or capital gain (including short-term capital gain) and deductions, ordinary loss and/or capital loss (including long-term capital loss) for Federal income tax purposes to a withdrawing Member to the extent that the Member's capital account exceeds, or is less than, as the case may be, its Federal income tax basis in its partnership interest. There can be no assurance that, if the Fund makes any such special allocations, the Service will accept such allocations. If such allocations are successfully challenged by the Service, the Fund's tax items allocable to the remaining Members would be affected.

              TAX ELECTIONS; RETURNS; TAX AUDITS. The Code generally provides for optional adjustments to the basis of partnership property upon distributions of partnership property to a partner and transfers of partnership interests (including by reason of death) provided that a partnership election has been made pursuant to Section 754. Under the Company Agreement, the Board of Managers, in its sole discretion, may cause the Fund to make such an election. Any such election, once made, cannot be revoked without the Service's consent. The actual effect of any such election may depend upon whether the Master Fund or any Portfolio Fund also makes such an election. As a result of the complexity and added expense of the tax accounting required to implement such an election, the Board of Managers presently does not intend to cause the Fund to make such election.

              The Board of Managers decides how to report the partnership items on the Fund's tax returns. In certain cases, the Fund may be required to file a statement with the Service disclosing one or more positions taken on its tax return, generally where the tax law is uncertain or a position lacks clear authority. All Members are required under the Code to treat the partnership items consistently on their own returns, unless they file a statement with the Service disclosing the inconsistency. Given the uncertainty and complexity of the tax laws, it is possible that the Service may not agree with the manner in which the Fund's items have been reported. In the event the income tax returns of the Fund are audited by the Service, the tax treatment of the Fund's income and deductions generally is determined at the limited liability company level in a single proceeding rather than by individual audits of the Members. Old Mutual
(US) Holdings Inc., designated as the "Tax Matters Partner," has considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Partner has the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Fund items.

              MANDATORY BASIS ADJUSTMENTS. The Fund and the Master Fund are generally required to adjust their tax basis in their assets in respect of all Members in cases of partnership distributions that result in a "substantial basis reduction" (i.e., in excess of $250,000) in respect of the relevant partnership's property. The Fund and the Master Fund are also required to adjust their tax basis in their assets in respect of a transferee, in the case of a sale or exchange of an interest, or a transfer upon death, when there exists a "substantial built-in loss" (i.e., in excess of $250,000) in respect of partnership property immediately after the transfer. For this reason, the Fund will require (i) a Member who receives a distribution from the Fund in connection with a complete withdrawal, (ii) a transferee of an Interest (including a transferee in case of death) and (iii) any other Member in appropriate circumstances to provide the Fund with information regarding its adjusted tax basis in its Interest.

TAX CONSEQUENCES TO A WITHDRAWING MEMBER

              A Member receiving a cash liquidating distribution from the Fund, in connection with a complete withdrawal from the Fund, generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such Member and such Member's adjusted tax basis in its partnership interest. Such capital gain or loss will be short-term, long-term or some combination of both, depending upon the timing of the Member's contributions to the Fund. However, a withdrawing Member will recognize ordinary income to the extent such Member's allocable share of the Fund's "unrealized receivables" exceeds the Member's basis in such unrealized receivables (as determined pursuant to the Regulations). For these purposes, accrued but untaxed market discount, if any, on securities held by the Fund will be treated as an unrealized receivable, with respect to which a withdrawing Member would recognize ordinary income. A Member receiving a cash nonliquidating distribution will recognize income in a similar manner only to the extent that the amount of the distribution exceeds such Member's adjusted tax basis in its partnership interest.

              As discussed above, the Company Agreement provides that the Board of Managers may specially allocate items of ordinary income and/or capital gain (including short-term capital gain) and deductions, ordinary loss and/or capital loss (including long-term capital loss) to a withdrawing Member to the extent its capital account would otherwise exceed or be less than, as the case may be, its adjusted tax basis in its partnership interest. Such a special allocation of income or gain may result in the withdrawing Member recognizing ordinary income and/or capital gain, which may include short-term capital gain, in the Member's last taxable year in the Fund, thereby reducing the amount of long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal. Such a special allocation of deduction or loss may result in the withdrawing Member recognizing ordinary loss and/or capital loss, which may include long-term capital loss, in the Member's last taxable year in the Fund, thereby reducing the amount of short-term capital loss recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

              DISTRIBUTIONS OF PROPERTY. A partner's receipt of a distribution of property from a partnership is generally not taxable. However, under Section 731 of the Code, a distribution consisting of marketable securities generally is treated as a distribution of cash (rather than property) unless the distributing partnership is an "investment partnership" within the meaning of Section 731(c)(3)(C)(i) and the recipient is an "eligible partner" within the meaning of
Section 731(c)(3)(C)(iii). The Fund will determine at the appropriate time whether it qualifies as an "investment partnership." Assuming it so qualifies, if a Member is an "eligible partner," which term should include a Member whose contributions to the Fund consisted solely of cash, the rule treating a distribution of property as a distribution of cash would not apply.

TAX TREATMENT OF FUND INVESTMENTS

              IN GENERAL. The Fund expects to act as a trader or investor, and not as a dealer, with respect to its securities transactions. A trader and an investor are persons who buy and sell securities for their own accounts. A dealer, on the other hand, is a person who purchases securities for resale to customers rather than for investment or speculation.

              Generally, the gains and losses realized by a trader or an investor on the sale of securities are capital gains and losses. Capital gains and losses recognized by the Fund may be long-term or short-term depending, in general, upon the length of time the Fund maintains a particular investment position and, in some cases, upon the nature of the transaction. Property held for more than one year generally will be eligible for long-term capital gain or loss treatment. The application of certain rules relating to short sales, to so-called "straddle" and "wash sale" transactions and to Section 1256 Contracts (defined below) may serve to alter the treatment of the Fund's securities positions.(1)

              The Fund may also realize ordinary income and losses with respect to its transactions. The Fund may hold debt obligations with "original issue discount." In such case the Fund would be required to include amounts in taxable income on a current basis even though receipt of such amounts may occur in a subsequent year.

              The maximum ordinary income tax rate for individuals is 35%(2) and, in general, the maximum individual income tax rate for "Qualified Dividends"(3) and long-term capital gains is 15%(4) (unless the taxpayer elects to be taxed at ordinary rates - see "Limitation on Deductibility of Interest and Short Sale Expenses" below), although in all cases the actual rates may be higher due to the phase out of certain tax deductions, exemptions and credits. The excess of capital losses over capital gains may be offset against the ordinary income of an individual taxpayer, subject to an annual deduction limitation of $3,000. Capital losses of an individual taxpayer may generally be carried forward to succeeding tax years to offset capital gains and then ordinary income (subject to the $3,000 annual limitation). For corporate taxpayers, the maximum income tax rate is 35%. Capital losses of a corporate taxpayer may be offset only against capital gains, but unused capital losses may be carried back three years (subject to certain limitations) and carried forward five years.

              SECTION 1256 CONTRACTS. In the case of Section 1256 Contracts, the Code generally applies a "mark-to-market" system of taxing unrealized gains and losses on such contracts and otherwise provides for special rules of taxation. A
Section 1256 Contract includes certain regulated futures contracts and certain other contracts. Under these rules, Section 1256 Contracts held by the Fund at the end of each taxable year of the Fund are treated for Federal income tax purposes as if they were sold by the Fund for their fair market value on the last business day of such taxable year. The net gain or loss, if any, resulting from such deemed sales (known as "marking to market"), together with any gain or loss resulting from actual sales of Section 1256 Contracts, must be taken into account by the Fund in computing its taxable income for such year. If a Section 1256 Contract held by the Fund at the end of a taxable year is sold in the following year, the amount of any gain or loss realized on such sale will be adjusted to reflect the gain or loss previously taken into account under the "mark-to-market" rules.

              With certain exceptions, capital gains and losses from such
Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% thereof and as long-term capital gains or losses to the extent of 60% thereof. If an individual taxpayer incurs a net capital loss for a year, the portion thereof, if any, which consists of a net loss on
Section 1256 Contracts may, at the election of the taxpayer, be carried back three years. Losses so carried back may be deducted only against net capital gain to the extent that such gain includes gains on Section 1256 Contracts. A
Section 1256 Contract does not include any "securities futures contract" or any option on such a contract, other than a "dealer securities futures contract" (see "Certain Securities Futures Contracts").

------------------------

(1) Generally, in the absence of Regulations requiring it, the Fund will not treat positions held through different investment advisory agreements or Portfolio Funds as offsetting positions for purposes of the straddle rules.

(2)   This rate is scheduled to increase to 39.6% in 2011.

(3) A "Qualified Dividend" is generally a dividend from certain domestic corporations, and from certain foreign corporations that are either eligible for the benefits of a comprehensive income tax treaty with the United States or are readily tradable on an established securities market in the United States. Shares must be held for certain holding periods in order for a dividend thereon to be a Qualified Dividend.

(4) The maximum individual long-term capital gains tax rate is 20% for sales or exchanges on or after January 1, 2011. The 15% maximum individual tax rate on Qualified Dividends is scheduled to expire on December 31, 2010.

              CERTAIN SECURITIES FUTURES CONTRACTS. Generally, a securities futures contract is a contract of sale for future delivery of a single security or a narrow-based security index. Any gain or loss from the sale or exchange of a securities futures contract (other than a "dealer securities futures contract") is treated as gain or loss from the sale or exchange of property that has the same character as the property to which the contract relates has (or would have) in the hands of the taxpayer. If the underlying security would be a capital asset in the taxpayer's hands, then gain or loss from the sale or exchange of the securities futures contract would be capital gain or loss. Capital gain or loss from the sale or exchange of a securities futures contract to sell property (i.e., the short side of a securities futures contract) generally will be short-term capital gain or loss.

              A "dealer securities futures contract" is treated as a Section 1256 Contract. A "dealer securities futures contract" is a securities futures contract, or an option to enter into such a contract, that (1) is entered into by a dealer (or, in the case of an option, is purchased or granted by the dealer) in the normal course of its trade or business activity of dealing in the contracts and (2) is traded on a qualified board of trade or exchange.

              MIXED STRADDLE ELECTION. The Code allows a taxpayer to elect to offset gains and losses from positions which are part of a "mixed straddle." A "mixed straddle" is any straddle in which one or more but not all positions are
Section 1256 Contracts. Pursuant to Temporary Regulations, the Fund (and any Portfolio Fund) may be eligible to elect to establish one or more mixed straddle accounts for certain of its mixed straddle trading positions. The mixed straddle account rules require a daily "marking to market" of all open positions in the account and a daily netting of gains and losses from positions in the account. At the end of a taxable year, the annual net gains or losses from the mixed straddle account are recognized for tax purposes. The application of the Temporary Regulations' mixed straddle account rules is not entirely clear. Therefore, there is no assurance that a mixed straddle account election by the Fund will be accepted by the Service.

              POSSIBLE "MARK-TO-MARKET" ELECTION. To the extent that a Portfolio Fund is directly engaged in a trade or business as a trader in "securities," it may elect under Section 475 of the Code to "mark-to-market" the securities held in connection with such trade or business. Under such election, securities held by the Portfolio Fund at the end of each taxable year will be treated as if they were sold by the Portfolio Fund for their fair market value on the last day of such taxable year, and gains or losses recognized thereon will be treated as ordinary income or loss. Moreover, even if the Portfolio Fund determines that its securities activities will constitute trading rather than investing, there can be no assurance that the Service will agree, in which case the Portfolio Fund may not be able to mark-to-market its positions.

              SHORT SALES. Gain or loss from a short sale of property is generally considered as capital gain or loss to the extent the property used to close the short sale constitutes a capital asset in the Fund's hands. Except with respect to certain situations where the property used to close a short sale has a long-term holding period on the date the short sale is entered into, gains on short sales generally are short-term capital gains. A loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale, "substantially identical property" has been held by the Fund for more than one year. In addition, these rules may also terminate the running of the holding period of "substantially identical property" held by the Fund.

              Gain or loss on a short sale will generally not be realized until such time that the short sale is closed. However, if the Fund holds a short sale position with respect to stock, certain debt obligations or partnership interests that has appreciated in value and then acquires property that is the same as or substantially identical to the property sold short, the Fund generally will recognize gain on the date it acquires such property as if the short sale were closed on such date with such property. Similarly, if the Fund holds an appreciated financial position with respect to stock, certain debt obligations or partnership interests and then enters into a short sale with respect to the same or substantially identical property, the Fund generally will recognize gain as if the appreciated financial position were sold at its fair market value on the date it enters into the short sale. The subsequent holding period for any appreciated financial position that is subject to these constructive sale rules will be determined as if such position were acquired on the date of the constructive sale.

              EFFECT OF STRADDLE RULES ON MEMBERS' SECURITIES POSITIONS. The Service may treat certain positions in securities held (directly or indirectly) by a Member and its indirect interest in similar securities held by the Fund as

"straddles" for Federal income tax purposes. Investors should consult their tax advisors regarding the application of the "straddle" rules to their investment in the Fund.(5)

              LIMITATION ON DEDUCTIBILITY OF INTEREST AND SHORT SALE EXPENSES. For noncorporate taxpayers, Section 163(d) of the Code limits the deduction for "investment interest" (I.E., interest or short sale expenses for "indebtedness properly allocable to property held for investment"). Investment interest is not deductible in the current year to the extent that it exceeds the taxpayer's "net investment income," consisting of net gain and ordinary income derived from investments in the current year less certain directly connected expenses (other than interest or short sale expenses). For this purpose, Qualified Dividends and long-term capital gains are excluded from net investment income unless the taxpayer elects to pay tax on such amounts at ordinary income tax rates.

              For purposes of this provision, the Fund's activities (other than certain activities that are treated as "passive activities" under Section 469 of the Code) will be treated as giving rise to investment income for a Member, and the investment interest limitation would apply to a noncorporate Member's share of the interest and short sale expenses attributable to the Fund's operation. In such case, a noncorporate Member would be denied a deduction for all or part of that portion of its distributive share of the Fund's ordinary losses attributable to interest and short sale expenses unless it had sufficient investment income from all sources including the Fund. A Member that could not deduct losses currently as a result of the application of Section 163(d) would be entitled to carry forward such losses to future years, subject to the same limitation. The investment interest limitation would also apply to interest paid by a noncorporate Member on money borrowed to finance its investment in the Fund. Potential investors are advised to consult with their own tax advisors with respect to the application of the investment interest limitation in their particular tax situations.

              DEDUCTIBILITY OF FUND INVESTMENT EXPENDITURES AND CERTAIN OTHER EXPENDITURES. Investment expenses (E.G., investment advisory fees) of an individual, trust or estate are deductible only to the extent they exceed 2% of adjusted gross income. In addition, the Code further restricts the ability of an individual with an adjusted gross income in excess of a specified amount (for 2008, $159,950 or $79,975 for a married person filing a separate return) to deduct such investment expenses. Under such provision, there is a limitation on the deductibility of investment expenses in excess of 2% of adjusted gross income to the extent such excess expenses (along with certain other itemized deductions) exceed the lesser of (i) 3% of the excess of the individual's adjusted gross income over the specified amount or (ii) 80% of the amount of certain itemized deductions otherwise allowable for the taxable year.(6) Moreover, such investment expenses are miscellaneous itemized deductions which are not deductible by a noncorporate taxpayer in calculating its alternative minimum tax liability.

              Pursuant to Temporary Regulations issued by the Treasury Department, these limitations on deductibility should not apply to a noncorporate Member's share of the trade or business expenses of the Fund. These limitations will apply, however, to a noncorporate Member's share of the investment expenses of the Fund (including the Master Fund Investment Management Fee, the fee paid to the Administrator, payments made on certain derivative instruments (if any) and any fee payable to the Portfolio Managers), to the extent such expenses are allocable to a Portfolio Fund that is not in a trade or business within the meaning of the Code or to the investment activity of the Fund. The Fund intends to treat its expenses attributable to a Portfolio Fund that is engaged in trade or business within the meaning of the Code or to the trading activity of the Fund as not being subject to such limitations, although there can be no assurance that the Service will agree.

              The consequences of these limitations will vary depending upon the particular tax situation of each taxpayer. Accordingly, noncorporate Members should consult their tax advisors with respect to the application of these limitations.

              A Member will not be allowed to deduct syndication expenses attributable to the acquisition of an Interest, including placement fees, paid by such Member or the Fund. Any such amounts will be included in the Member's adjusted tax basis for its Interest.

              APPLICATION OF RULES FOR INCOME AND LOSSES FROM PASSIVE ACTIVITIES. The Code restricts the deductibility of losses from a "passive activity" against certain income which is not derived from a passive activity. This restriction

------------------------

(5) The Fund will not generally be in a position to furnish to Members information regarding the securities positions of its Portfolio Funds which would permit a Member to determine whether its transactions in securities, which are also held by such Portfolio Funds, should be treated as offsetting positions for purposes of the straddle rules.

(6) Under recently enacted legislation, the latter limitation on itemized deductions has been reduced starting in calendar year 2006, has been further reduced starting in 2008, and will be completely eliminated in 2010. However, this legislation contains a "sunset" provision that will result in the limitation on itemized deductions being restored in 2011.

applies to individuals, personal service corporations and certain closely held corporations. Pursuant to Temporary Regulations issued by the Treasury Department, income or loss from the Fund's securities investment and trading activity generally will not constitute income or loss from a passive activity. Therefore, passive losses from other sources generally could not be deducted against a Member's share of such income and gain from the Fund. Income or loss attributable to certain activities of the Fund, including investments in partnerships engaged in certain trades or businesses may constitute passive activity income or loss.

              APPLICATION OF BASIS AND "AT RISK" LIMITATIONS ON DEDUCTIONS. The amount of any loss of the Fund that a Member is entitled to include in its income tax return is limited to its adjusted tax basis in its Interest as of the end of the Fund's taxable year in which such loss occurred. Generally, a Member's adjusted tax basis for its Interest is equal to the amount paid for such Interest, increased by the sum of (i) its share of the Fund's liabilities, as determined for Federal income tax purposes, and (ii) its distributive share of the Fund's realized income and gains, and decreased (but not below zero) by the sum of (i) distributions (including decreases in its share of Fund liabilities) made by the Fund to such Member and (ii) such Member's distributive share of the Fund's realized losses and expenses.

              Similarly, a Member that is subject to the "at risk" limitations (generally, noncorporate taxpayers and closely held corporations) may not deduct losses of the Fund to the extent that they exceed the amount such Member has "at risk" with respect to its Interest at the end of the year. The amount that a Member has "at risk" will generally be the same as its adjusted basis as described above, except that it will generally not include any amount attributable to liabilities of the Fund or any amount borrowed by the Member on a non-recourse basis.

              Losses denied under the basis or "at risk" limitations are suspended and may be carried forward in subsequent taxable years, subject to these and other applicable limitations.

              PASSIVE FOREIGN INVESTMENT COMPANIES. The Fund may invest in foreign corporations which are passive foreign investment companies ("PFICs") for Federal income tax purposes. A foreign corporation is considered a PFIC if
(i) 75% or more of its gross income for the taxable year is "passive" or (ii) the average percentage of assets (by value) held by it during the taxable year which produce passive income, or which are held for the production of passive income, is at least 50%. As a result of the Fund's investment in a PFIC, Members would be subject to income taxation with respect to their share of income attributable to the PFIC under one of three complex methods designed to eliminate the benefit of any tax deferral that might otherwise be available as a result of an investment in a PFIC.

              Under the "interest charge" method, a Member is generally liable for tax (at ordinary income rates) plus an interest charge reflecting the deemed deferral of tax liability on the income arising when the Fund pledges or sells its PFIC shares at a gain, receives certain distributions from the PFIC or when the Member's indirect interest in the PFIC is reduced. Under a second option, if the Fund, or any Portfolio Fund, makes an election to have the PFIC treated as a qualified electing fund ("QEF"), Members would generally be taxed currently on their proportionate share of the ordinary earnings and net long-term capital gains of the PFIC whether or not the earnings or gains are distributed. If the PFIC realizes a net loss in a particular year, under the QEF rules, that loss will not pass through to the Members nor will it be netted against the income of any other PFIC with respect to which a QEF election has been made. Moreover, the loss also cannot be carried forward to offset income of the PFIC in subsequent years. A Member should also note that under the QEF rules, it may be taxed on income related to unrealized appreciation in the PFIC's assets attributable to periods prior to the Fund's investment in the PFIC if such amounts are recognized by the PFIC after the Fund acquires PFIC shares. Moreover, any net short-term capital gains of the PFIC will not pass through as capital gains, but will be taxed as ordinary income. In order for the Fund or such Portfolio Fund to be eligible to make a QEF election, the PFIC would have to agree to provide certain information to the Fund on an annual basis. Members that are tax-exempt should consult their own tax advisors concerning the tax consequences of being a partner in a partnership that makes the QEF election with respect to an investment in a PFIC.

              Under the third alternative, the Fund generally will have the option to elect to mark its PFIC stock to market at the end of every year, provided the PFIC stock is considered "marketable" under applicable definitions. All such mark to market gains and losses (to the extent allowed) will be considered ordinary. Under recent regulations, it is unlikely that any PFIC shares that the Fund or any Portfolio Fund would invest in would be considered "marketable" unless the PFIC shares were regularly traded on a regulated securities exchange.

              OTHER "ANTI-DEFERRAL" PROVISIONS. Whether or not the PFIC provisions are applicable, pursuant to the "controlled foreign corporation" provisions of the Code, investments by the Fund in certain foreign corporations may, in certain circumstances, cause a Member to (i) recognize taxable income prior to the Fund's receipt of distributable proceeds or (ii) recognize ordinary taxable income that would otherwise have been treated as long-term or short-term capital gain.

FOREIGN TAXES

              It is possible that certain dividends and interest directly or indirectly received by the Fund from sources within foreign countries will be subject to withholding taxes imposed by such countries. In addition, the Fund, the Master Fund or a Portfolio Fund may also be subject to capital gains taxes in some of the foreign countries where they purchase and sell securities. Tax treaties between certain countries and the United States may reduce or eliminate such taxes. It is impossible to predict in advance the rate of foreign tax the Fund will pay since the amount of the Fund's assets to be invested in various countries is not known.

              The Members will be informed by the Fund as to their proportionate share of the foreign taxes paid by the Fund, the Master Fund and a Portfolio Fund which they will be required to include in their income. The Members generally will be entitled to claim either a credit (subject to the limitations discussed below and provided that, in the case of dividends, the foreign stock is held for the requisite holding period) or, if they itemize their deductions, a deduction (subject to the limitations generally applicable to deductions) for their share of such foreign taxes in computing their Federal income taxes. A Member that is tax-exempt will not ordinarily benefit from such credit or deduction.

              Generally, a credit for foreign taxes is subject to the limitation that it may not exceed the Member's Federal tax (before the credit) attributable to its total foreign source taxable income. A Member's share of the Fund's dividends and interest from non-U.S. securities generally will qualify as foreign source income. Generally, the source of gain and loss realized upon the sale of personal property, such as securities, will be based on the residence of the seller. In the case of a partnership, the determining factor is the residence of the partner. Thus, absent a tax treaty to the contrary, the gains and losses from the sale of securities allocable to a Member that is a U.S. resident generally will be treated as derived from U.S. sources (even though the securities are sold in foreign countries). For purposes of the foreign tax credit limitation calculation, investors entitled to the 15% tax rate on Qualified Dividends and long-term capital gains described above (see "Tax Treatment of Fund Investments -- In General"), must adjust their foreign tax credit limitation calculation to take into account the preferential tax rate on such income to the extent it is derived from foreign sources. Certain currency fluctuation gains, including fluctuation gains from foreign currency denominated debt securities, receivables and payables, will also be treated as ordinary income derived from U.S. sources.

              The limitation on the foreign tax credit is applied separately to foreign source passive income, such as dividends and interest. In addition, for foreign tax credit limitation purposes, the amount of a Member's foreign source income is reduced by various deductions that are allocated and/or apportioned to such foreign source income. One such deduction is interest expense, a portion of which will generally reduce the foreign source income of any Member who owns (directly or indirectly) foreign assets. For these purposes, foreign assets owned by the Fund will be treated as owned by the investors in the Fund and indebtedness incurred by the Fund will be treated as incurred by investors in the Fund.

              Because of these limitations, Members may be unable to claim a credit for the full amount of their proportionate share of the foreign taxes paid by the Fund. The foregoing is only a general description of the foreign tax credit under current law. Moreover, since the availability of a credit or deduction depends on the particular circumstances of each Member, Members are advised to consult their own tax advisors.

UNRELATED BUSINESS TAXABLE INCOME

              Generally, an exempt organization is exempt from Federal income tax on its passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a partnership in which it is a partner.(7) This type of income is exempt even if it is realized from securities trading activity which constitutes a trade or business.

------------------------
(7) With certain exceptions, tax-exempt organizations which are private foundations are subject to a 2% Federal excise tax on their "net investment income." The rate of the excise tax for any taxable year may be reduced to 1% if the private foundation meets certain distribution requirements for the taxable year. A private foundation will be required to make payments of estimated tax with respect to this excise tax.

              This general exemption from tax does not apply to the "unrelated business taxable income" ("UBTI") of an exempt organization. Generally, except as noted above with respect to certain categories of exempt trading activity, UBTI includes income or gain derived (either directly or through partnerships) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization's exempt purpose or function. UBTI also includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. With respect to its investments in partnerships engaged in a trade or business, the Fund's income (or loss) from these investments may constitute UBTI.

              The Fund may incur "acquisition indebtedness" with respect to certain of its transactions, such as the purchase of securities on margin. Based upon a published ruling issued by the Service which generally holds that income and gain with respect to short sales of publicly traded stock does not constitute income from debt financed property for purposes of computing UBTI, the Fund will treat its short sales of securities as not involving "acquisition indebtedness" and therefore not resulting in UBTI.(8) To the extent the Fund recognizes income (I.E., dividends and interest) from securities with respect to which there is "acquisition indebtedness" during a taxable year, the percentage of such income which will be treated as UBTI generally will be based on the percentage which the "average acquisition indebtedness" incurred with respect to such securities is of the "average amount of the adjusted basis" of such securities during the taxable year.

              To the extent the Fund recognizes gain from securities with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of their disposition, the percentage of such gain which will be treated as UBTI will be based on the percentage which the highest amount of such "acquisition indebtedness" is of the "average amount of the adjusted basis" of such securities during the taxable year. In determining the unrelated debt-financed income of the Fund, an allocable portion of deductions directly connected with the Fund's debt-financed property is taken into account. Thus, for instance, a percentage of losses from debt-financed securities (based on the debt/basis percentage calculation described above) would offset gains treated as UBTI.

              Since the calculation of the Fund's "unrelated debt-financed income" is complex and will depend in large part on the amount of leverage, if any, used by the Fund from time to time,(9) it is impossible to predict what percentage of the Fund's income and gains will be treated as UBTI for a Member which is an exempt organization. An exempt organization's share of the income or gains of the Fund which is treated as UBTI may not be offset by losses of the exempt organization either from the Fund or otherwise, unless such losses are treated as attributable to an unrelated trade or business (E.G., losses from securities for which there is acquisition indebtedness).

              To the extent that the Fund generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the Service, the method used to calculate its UBTI. The Fund will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Fund for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Fund is highly complex, and there is no assurance that the Fund's calculation of UBTI will be accepted by the Service.

              In general, if UBTI is allocated to an exempt organization such as a qualified retirement plan or a private foundation, the portion of the Fund's income and gains which is not treated as UBTI will continue to be exempt from tax, as will the organization's income and gains from other investments which are not treated as UBTI. Therefore, the possibility of realizing UBTI from its investment in the Fund generally should not affect the tax-exempt status of such an exempt organization.(10) In addition, a charitable remainder trust will be subject to a 100% excise tax on any UBTI under Section

------------------------

(8) Moreover, income realized from option writing and futures contract transactions generally would not constitute UBTI.

(9) The calculation of a particular exempt organization's UBTI would also be affected if it incurs indebtedness to finance its investment in the Fund. An exempt organization is required to make estimated tax payments with respect to its UBTI.

(10) Certain exempt organizations which realize UBTI in a taxable year will not constitute "qualified organizations" for purposes of Section 514(c)(9)(B)(vi)(I) of the Code, pursuant to which, in limited circumstances, income from certain real

664(c) of the Code. A title-holding company will not be exempt from tax if it has certain types of UBTI. Moreover, the charitable contribution deduction for a trust under Section 642(c) of the Code may be limited for any year in which the trust has UBTI. A prospective investor should consult its tax advisor with respect to the tax consequences of receiving UBTI from the Fund. (See "ERISA Considerations.")

CERTAIN ISSUES PERTAINING TO SPECIFIC EXEMPT ORGANIZATIONS

              PRIVATE FOUNDATIONS. Private foundations and their managers are subject to excise taxes if they invest "any amount in such a manner as to jeopardize the carrying out of any of the foundation's exempt purposes." This rule requires a foundation manager, in making an investment, to exercise "ordinary business care and prudence" under the facts and circumstances prevailing at the time of making the investment, in providing for the short-term and long-term needs of the foundation to carry out its exempt purposes. The factors which a foundation manager may take into account in assessing an investment include the expected rate of return (both income and capital appreciation), the risks of rising and falling price levels, and the need for diversification within the foundation's portfolio.

              In order to avoid the imposition of an excise tax, a private foundation may be required to distribute on an annual basis its "distributable amount," which includes, among other things, the private foundation's "minimum investment return," defined as 5% of the excess of the fair market value of its nonfunctionally related assets (assets not used or held for use in carrying out the foundation's exempt purposes), over certain indebtedness incurred by the foundation in connection with such assets. It appears that a foundation's investment in the Fund would most probably be classified as a nonfunctionally related asset. A determination that an interest in the Fund is a nonfunctionally related asset could conceivably cause cash flow problems for a prospective Member which is a private foundation. Such an organization could be required to make distributions in an amount determined by reference to unrealized appreciation in the value of its interest in the Fund. Of course, this factor would create less of a problem to the extent that the value of the investment in the Fund is not significant in relation to the value of other assets held by a foundation.

              In some instances, an investment in the Fund by a private foundation may be prohibited by the "excess business holdings" provisions of the Code. For example, if a private foundation (either directly or together with a "disqualified person") acquires more than 20% of the capital interest or profits interest of the Fund, the private foundation may be considered to have "excess business holdings." If this occurs, such foundation may be required to divest itself of its interest in the Fund in order to avoid the imposition of an excise tax. However, the excise tax will not apply if at least 95% of the gross income from the Fund is "passive" within the applicable provisions of the Code and Regulations. There can be no assurance that the Fund will meet such 95% gross income test.

              A substantial percentage of investments of certain "private operating foundations" may be restricted to assets directly devoted to their tax-exempt purposes. Otherwise, generally, rules similar to those discussed above govern their operations.

              QUALIFIED RETIREMENT PLANS. Employee benefit plans subject to the provisions of ERISA, Individual Retirement Accounts and Keogh Plans should consult their counsel as to the implications of such an investment under ERISA. (See "ERISA Considerations.")

              ENDOWMENT FUNDS. Investment managers of endowment funds should consider whether the acquisition of an Interest is legally permissible. This is not a matter of Federal law, but is determined under state statutes. It should be noted, however, that under the Uniform Management of Institutional Funds Act, which has been adopted, in various forms, by a large number of states, participation in investment partnerships or similar organizations in which funds are commingled and investment determinations are made by persons other than the governing board of the endowment fund is allowed.

EXCISE TAX ON CERTAIN REPORTABLE TRANSACTIONS

              A tax-exempt entity (including a state or local government or its political subdivision) may be subject to an excise tax equal to the greater of
(i) one hundred percent (100%) of the net income or (ii) seventy five percent (75%) of the proceeds, attributable to certain "reportable transactions", including "listed transactions", in which it participates. Under

--------------------------------------------------------------------------------
estate partnerships in which such organizations invest might be treated as exempt from UBTI. A prospective tax-exempt Member should consult its tax advisor in this regard.

recently issued Treasury guidance, these rules should not apply to a tax-exempt investor's Interest if such investor's tax-exempt status does not facilitate the Fund's participation, if any, in such transactions, unless otherwise provided in future guidance. Tax-exempt investors should discuss with their own advisors the applicability of these rules to their investment in the Fund. (See "Tax Shelter Reporting Requirements" below.)

TAX SHELTER REPORTING REQUIREMENTS

              The Regulations require the Fund to complete and file Form 8886 ("Reportable Transaction Disclosure Statement") with its tax return for any taxable year in which the Fund participates in a "reportable transaction." Additionally, each Member treated as participating in a reportable transaction of the Fund is required to file Form 8886 with its tax return (or, in certain cases, within 60 days of the return's due date). Under certain circumstances, the Service may designate a transaction as a reportable transaction after the close of the year in which the Fund or a Member participated in the transaction, in which case the Fund and/or such Member may have to file Form 8886 with respect to that transaction 90 days after the Service makes the designation. The Fund and any such Member, respectively, must also submit a copy of the completed form with the Service's Office of Tax Shelter Analysis. The Fund intends to notify the Members that it believes (based on information available to the Fund) are required to report a transaction of the Fund or a Portfolio Fund, and intends to provide such Members with any available information needed to complete and submit Form 8886 with respect to the transactions of the Fund and the Portfolio Funds. In certain situations, there may also be a requirement that a list be maintained of persons participating in such reportable transactions, which could be made available to the Service at its request.

              A Member's recognition of a loss upon its disposition of an interest in the Fund could also constitute a "reportable transaction" for such Member, requiring such Member to file Form 8886.

              A significant penalty is imposed on taxpayers who participate in a "reportable transaction" and fail to make the required disclosure. The penalty is generally $10,000 for natural persons and $50,000 for other persons (increased to $100,000 and $200,000, respectively, if the reportable transaction is a "listed" transaction). Investors should consult with their own advisors concerning the application of these reporting obligations to their specific situations.

STATE AND LOCAL TAXATION

              In addition to the Federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Fund. State and local tax laws differ in the treatment of limited liability companies such as the Fund. A few jurisdictions may impose entity level taxes on a limited liability company if it is found to have sufficient contact with that jurisdiction. Such taxes are frequently based on the income and capital of the entity that is allocated to the jurisdiction. Although there can be no assurance, the Fund intends to conduct its activities so that it will not be subject to entity level taxation by any state or local jurisdiction.

              State and local laws often differ from Federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's distributive share of the taxable income or loss of the Fund generally will be required to be included in determining its reportable income for state and local tax purposes in the jurisdiction in which it is a resident. A partnership in which the Fund acquires an interest may conduct business in a jurisdiction which will subject to tax a Member's share of the partnership's income from that business and may cause Members to file tax returns in those jurisdictions. Prospective investors should consult their tax advisors with respect to the availability of a credit for such tax in the jurisdiction in which that Member is a resident.

              One or more states may impose reporting requirements on the Fund and/or its Members in a manner similar to that described above in "Tax Shelter Reporting Requirements." Investors should consult with their own advisors as to the applicability of such rules in jurisdictions which may require or impose a filing requirement.

              The Fund is treated as a partnership for New York State income tax purposes. A nonresident individual Member should not be subject to the New York State personal income tax with respect to his share of income or gain realized directly by the Fund due to an exemption that applies to partners in a partnership which purchases and sells securities for its own account. Individual Members who are residents of New York State should be aware that the New York State personal income tax laws limit the deductibility of itemized deductions and interest expense for individual taxpayers at certain income levels. These limitations may apply to a Member's share of some or all of the Fund's expenses. Prospective Members are urged to consult their tax advisors with respect to the impact of these provisions and the Federal limitations on the deductibility of certain itemized deductions and investment expenses on their New York State tax liability.

              For purposes of the New York State corporate franchise tax, a corporation generally is treated as doing business in New York State and is subject to such corporate tax as a result of the ownership of a partnership interest in a partnership which does business in New York State.(11) New York State corporate taxes are imposed, in part, on the corporation's taxable income or capital allocable to New York by application of the appropriate allocation percentages. Moreover, a non-New York corporation which does business in New York State may be subject to a New York State license fee. A corporation which is subject to New York State corporate franchise tax solely as a result of being a non-managing member in a New York partnership may, under certain circumstances, elect to compute its New York State corporate franchise tax by taking into account only its distributive share of such partnership's income and loss.

              Regulations under the New York State corporate franchise tax, however, provide an exception to this general rule in the case of a "portfolio investment partnership," which is defined, generally, as a partnership which meets the gross income requirements of Section 851(b)(2) of the Code. The qualification of the Fund as a "portfolio investment partnership" with respect to its investments through advisory accounts and Portfolio Funds must be determined on an annual basis and, with respect to a taxable year, the Fund and/or one or more Portfolio Funds may not qualify as portfolio investment partnerships. Therefore, a corporate non-managing member may be treated as doing business in New York State as a result of its interest in the Fund or its indirect interest in a nonqualifying Portfolio Fund.

                  New York State has enacted legislation that imposes a quarterly withholding obligation on certain partnerships with respect to partners that are individual non-New York residents or corporations (other than "S" corporations). Accordingly, the Fund may be required to withhold on the distributive shares of New York source partnership income allocable to such partners to the extent such income is not derived from trading in securities for the Fund's or a Portfolio Fund's own account.

              A trust or other unincorporated organization which by reason of its purposes or activities is exempt from Federal income tax is also exempt from New York State personal income tax. A nonstock corporation which is exempt from Federal income tax is generally presumed to be exempt from New York State corporate franchise tax. New York State imposes a tax with respect to such exempt entities on UBTI (including unrelated debt-financed income) at a rate which is currently equal to the New York State corporate franchise tax rate (plus the corporate surtax).

              Each prospective Member should consult its tax advisor with regard to the New York State tax consequences of an investment in the Fund.


                              ERISA CONSIDERATIONS

CIRCULAR 230 NOTICE - THE FOLLOWING NOTICE IS BASED ON U.S. TREASURY REGULATIONS GOVERNING PRACTICE BEFORE THE U.S. INTERNAL REVENUE SERVICE: (1) ANY U.S. FEDERAL TAX ADVICE CONTAINED HEREIN, INCLUDING ANY OPINION OF COUNSEL REFERRED TO HEREIN, IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER; (2) ANY SUCH ADVICE IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS DESCRIBED HEREIN (OR IN ANY SUCH OPINION OF COUNSEL); AND (3) EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

              THE FOLLOWING SUMMARY OF CERTAIN ASPECTS OF ERISA IS BASED UPON ERISA, JUDICIAL DECISIONS, DEPARTMENT OF LABOR REGULATIONS AND RULINGS IN EXISTENCE ON THE DATE HEREOF. THIS SUMMARY IS GENERAL IN NATURE AND DOES NOT ADDRESS EVERY ERISA ISSUE THAT MAY BE APPLICABLE TO THE FUND, THE MASTER FUND, OR A PARTICULAR INVESTOR. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH ITS OWN COUNSEL IN ORDER TO UNDERSTAND THE ERISA ISSUES AFFECTING THE FUND, THE MASTER FUND, AND THE INVESTOR.

------------------------

(11) New York State generally exempts from corporate franchise tax a non-New York corporation which (i) does not actually or constructively own a 1% or greater limited partnership interest in a partnership doing business in New York and (ii) has a tax basis in such limited partnership interest not greater than $1 million.

GENERAL

              Persons who are fiduciaries with respect to a U.S. employee benefit plan or trust within the meaning of, and subject to, the provisions of ERISA (an "ERISA Plan"), an individual retirement account or a Keogh plan subject solely to the provisions of the Code(12) (an "Individual Retirement Fund") should consider, among other things, the matters described below before determining whether to invest in the Fund, and thus the Master Fund. In addition, investors should be aware, as described in "Tax Aspects," that income from the Fund may be taxable to the extent the Fund's transactions are treated as giving rise to unrelated business taxable income and in such circumstances, investors subject to ERISA and other tax-exempt investors may be required to file tax returns and pay taxes on Fund income.

              ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, avoidance of prohibited transactions and compliance with other standards. In determining whether a particular investment is appropriate for an ERISA Plan, U.S. Department of Labor ("DOL") regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan's portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan's purposes, the risk and return factors of the potential investment (including the fact that the returns may be subject to federal tax as unrelated business taxable income), the portfolio's composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the projected return of the total portfolio relative to the ERISA Plan's funding objectives, and the limitation on the rights of investors to redeem all or any portion of their Interests or to transfer their Interests. Before investing the assets of an ERISA Plan in the Fund (and thus, the Master Fund), a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. For example, a fiduciary should consider whether an investment in the Fund (and thus, the Master Fund) may be too illiquid or too speculative for a particular ERISA Plan and whether the assets of the ERISA Plan would be sufficiently diversified. If a fiduciary with respect to any such ERISA Plan breaches its responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of such breach.

PLAN ASSETS DEFINED

              ERISA and applicable DOL regulations describe when the underlying assets of an entity in which benefit plan investors ("Benefit Plan Investors") invest are treated as "plan assets" for purposes of ERISA. Under ERISA, the term Benefit Plan Investors is defined to include an "employee benefit plan" that is subject to the provisions of Title I of ERISA, a "plan" that is subject to the prohibited transaction provisions of Section 4975 of the Code, and entities the assets of which are treated as "plan assets" by reason of investment therein by Benefit Plan Investors.

              Under ERISA, as a general rule, when an ERISA Plan invests assets in another entity, the ERISA Plan's assets include its investment, but do not, solely by reason of such investment, include any of the underlying assets of the entity. However, when an ERISA Plan acquires an "equity interest" in an entity that is neither: (a) a "publicly offered security;" nor (b) a security issued by an investment fund registered under the Company Act, then the ERISA Plan's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established that: (i) the entity is an "operating company"; or (ii) the equity participation in the entity by Benefit Plan Investors is limited.

              Because the Fund will register as an investment company under the 1940 Act, the assets of the Fund should not be treated as "plan assets" of the ERISA. Plans investing in the Fund for purposes of ERISA's fiduciary responsibility and ERISA's and the Code's prohibited transaction rules. Thus, neither the Board of Managers nor the Adviser will be a fiduciary within the meaning of ERISA by reason of its authority with respect to the Fund. Similar rules apply with respect to the Master Fund.

REPRESENTATIONS BY PLANS

              An ERISA Plan proposing to invest in the Fund (and thus the Master
Fund) will be required to represent that it is, and any fiduciaries responsible for the ERISA Plan's investments are, aware of, and understand, both the Fund's and the Master Fund's investment objective, policies and strategies, and that the decision to invest plan assets in the Fund, and thus the

------------------------

(12) References hereinafter made to ERISA include parallel references to the Code.

Master Fund, was made with appropriate consideration of relevant investment factors with regard to the ERISA Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA.

              WHETHER OR NOT THE ASSETS OF THE FUND AND/OR THE MASTER FUND ARE TREATED AS PLAN ASSETS UNDER ERISA, AN INVESTMENT IN THE FUND (AND THUS THE MASTER FUND) BY AN ERISA PLAN IS SUBJECT TO ERISA. ACCORDINGLY, FIDUCIARIES OF ERISA PLANS SHOULD CONSULT WITH THEIR OWN COUNSEL AS TO THE CONSEQUENCES UNDER ERISA OF AN INVESTMENT IN THE FUND (AND THUS THE MASTER FUND).

ERISA PLANS AND INDIVIDUAL RETIREMENT FUNDS HAVING PRIOR RELATIONSHIPS WITH THE MEMBERS OF THE BOARD OF MANAGERS AND/OR ANY OF THEIR AFFILIATES

              Certain prospective ERISA Plan and Individual Retirement Fund investors may currently maintain relationships with the members of the Board of Managers and/or their affiliates. Each of such persons may be deemed to be a party in interest to, and/or a fiduciary of, any ERISA Plan or Individual Retirement Fund to which any of them provide investment management, investment advisory or other services. ERISA prohibits ERISA Plan assets to be used for the benefit of a party in interest and also prohibits an ERISA Plan fiduciary from using its position to cause the ERISA Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. Similar provisions are imposed by the Code with respect to Individual Retirement Funds. ERISA Plan and Individual Retirement Fund investors should consult with counsel to determine if participation in the Fund, and thus the Master Fund, is a transaction which is prohibited by ERISA or the Code.

              The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this Prospectus is general and may be affected by future publication of regulations and rulings. Potential Benefit Plan investors should consult their legal advisers regarding the consequences under ERISA and the Code relevant to the acquisition and ownership of Interests.


                      ADDITIONAL INFORMATION AND SUMMARY OF
                       LIMITED LIABILITY COMPANY AGREEMENT

      THE FOLLOWING IS A SUMMARY DESCRIPTION OF ADDITIONAL ITEMS AND OF SELECT PROVISIONS OF THE COMPANY AGREEMENT WHICH MAY NOT BE DESCRIBED ELSEWHERE IN THIS PROSPECTUS. THE DESCRIPTION OF SUCH ITEMS AND PROVISIONS IS NOT DEFINITIVE AND REFERENCE SHOULD BE MADE TO THE COMPLETE TEXT OF THE COMPANY AGREEMENT, WHICH IS ATTACHED HERETO AS APPENDIX A.
MEMBER INTERESTS

      Persons who purchase Interests in the offering being made hereby will be Members. The Adviser and its affiliates may contribute capital to and maintain an investment in the Fund, and to that extent will be Members of the Fund. LIABILITY OF MEMBERS

      Under Delaware law and the Company Agreement, each Member will be liable for the debts and obligations of the Fund only to the extent of any contributions to the capital of the Fund (plus any accretions in value thereto prior to withdrawal) and a Member, in the sole discretion of the Board of Managers, may be obligated (i) to satisfy withholding tax obligations with respect to such Members or (ii) to return to the Fund amounts distributed to the Member in accordance with the Company Agreement in certain circumstances where after giving effect to the distribution, certain liabilities of the Fund exceed the fair market value of the Fund's assets.
LIABILITY OF MANAGERS

      The Company Agreement provides that a Manager shall not be liable to the Fund or any of the Members for any loss or damage occasioned by any act or omission in the performance of the Manager's services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the Manager's office. The Company Agreement also contains provisions for the indemnification, to the extent permitted by law, of a Manager by the Fund (but not by the Members individually) against any liability and expense to which the Manager may be liable which arise in connection with the performance of the Manager's activities on behalf of the Fund. Managers shall not be personally liable to any Member for the repayment of any positive balance in the Member's capital account or for contributions by the Member to the capital of the Fund or by reason of any change in the Federal or state income tax laws applicable to the Fund or its investors. The rights of indemnification and exculpation provided under the Company Agreement shall not be construed so as to provide for indemnification of a Manager for any liability (including liability under Federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith), to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of the Company Agreement to the fullest extent permitted by law.
AMENDMENT OF THE COMPANY AGREEMENT

      The Company Agreement may generally be amended, in whole or in part, with the approval of the Board of Managers (including the vote of a majority of the Independent Managers, if required by the 1940 Act) and without the approval of the Members unless the approval of Members is required by the 1940 Act. However, certain amendments to the Company Agreement involving capital accounts and allocations thereto may not be made without the written consent of any Member adversely affected thereby or unless each Member has received written notice of the amendment and any Member objecting to the amendment has been allowed a reasonable opportunity (pursuant to any procedures as may be prescribed by the Board of Managers) to tender its entire Interest for repurchase by the Fund. POWER-OF-ATTORNEY

      By purchasing an Interest, each Member will appoint each of the Managers his or her attorney-in-fact for purposes of filing required certificates and documents relating to the formation and maintenance of the Fund as a limited liability company under Delaware law or signing all instruments effecting authorized changes in the Fund or the Company Agreement and conveyances and other instruments deemed necessary to effect the dissolution or termination of the Fund.
      The power-of-attorney granted as part of each Member's investor certification is a special power-of-attorney and is coupled with an interest in favor of the Board of Managers and as such shall be irrevocable and will continue in full force and effect notwithstanding the subsequent death or incapacity of any Member granting the power-of-attorney, and shall survive the delivery of a transfer by a Member of all or any portion of an Interest, except that where the transferee thereof has been approved by the Board of Managers for admission to the Fund as a substitute Member, or upon the withdrawal of a Member from the Fund pursuant to a periodic tender or otherwise this power-of-attorney given by the transferor shall terminate.

                               REPORTS TO MEMBERS

      The Fund will furnish to Members as soon as practicable after the end of each taxable year such information as is necessary for them to complete their income tax or information returns, along with any other tax information required by law.
      THE FUND'S ABILITY TO PROVIDE FINAL SCHEDULES K-1 TO MEMBERS FOR ANY GIVEN TAX YEAR PRIOR TO APRIL 15 OF THE FOLLOWING YEAR WILL DEPEND UPON WHEN IT RECEIVES THE REQUISITE INFORMATION FROM PORTFOLIO FUNDS. (SEE "ADDITIONAL RISK FACTORS -- SPECIAL RISKS OF MULTI-MANAGER STRUCTURE.") THE FUND WILL PROVIDE SCHEDULES K-1 AS SOON AS PRACTICABLE AFTER IT RECEIVES ALL NECESSARY INFORMATION. HOWEVER, DELAYS FREQUENTLY OCCUR. MEMBERS SHOULD THEREFORE BE PREPARED TO OBTAIN EXTENSIONS OF THE FILING DATES FOR THEIR FEDERAL, STATE AND LOCAL INCOME TAX RETURNS. (SEE "ADDITIONAL RISK FACTORS -- SPECIAL RISKS OF MULTI-MANAGER STRUCTURE.")
      The Fund sends Members an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. Members also will be sent quarterly reports regarding the Fund's operations after the end of each quarter. Any Member may request from the Adviser an estimate, based on unaudited data, of the net asset value of the Fund as of the end of any calendar month.

                        TERM, DISSOLUTION AND LIQUIDATION

      The Fund shall be dissolved:

       o upon the affirmative vote to dissolve the Fund by: (i) the Board of Managers or (ii) Members holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Members;

       o upon the failure of Members to elect successor Managers at a meeting called by the Manager when no Manager remains to continue the business of the Fund;

       o upon the expiration of any two year period which commences on the date on which any Member has submitted, in accordance with the terms of the Company Agreement, a written notice to the Fund requesting the repurchase of its entire Interest by the Fund if that Interest has not been repurchased by the Fund; or

       o  as required by operation of law.

      Upon the occurrence of any event of dissolution, the Board of Managers or the Adviser, acting as liquidator under appointment by the Board of Managers (or another liquidator, if the Board of Managers does not appoint the Adviser to act as liquidator or is unable to perform this function) is charged with winding up the affairs of the Fund and liquidating its assets. Net profits or net loss during the fiscal period including the period of liquidation will be allocated as described in the section titled "Capital Accounts and Allocations -- Allocation of Net Profits and Net Losses."
      Upon the liquidation of the Fund, its assets will be distributed: (i) first to satisfy the debts, liabilities and obligations of the Fund (other than debts to Members) including actual or anticipated liquidation expenses; (ii) next to repay debts owing to the Members; and (iii) finally to the Members proportionately in accordance with the balances in their respective capital accounts. Assets may be distributed in-kind on a PRO RATA basis if the Board of Managers or liquidator determines that the distribution of assets in-kind would be in the interests of the Members in facilitating an orderly liquidation.

                                   FISCAL YEAR

      For accounting purposes, the Fund's fiscal year is the 12-month period ending on March 31. The 12-month period ending December 31 of each year is the taxable year of the Fund.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      The Board of Managers and the Audit Committee have selected Anchin, Block & Anchin LLP as the independent registered public accounting firm of the Fund. The independent registered public accounting firm is responsible for auditing the annual financial statements of the Fund. The principal business address of Anchin, Block & Anchin LLP is located at 1375 Broadway, New York, New York 10018.

      Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022, serves as legal counsel to the Fund. The firm also acts as legal counsel to the Adviser and its affiliates with respect to certain other matters.

                                    INQUIRIES

      Inquiries concerning the Fund and Interests (including information concerning purchase and withdrawal procedures) should be directed to:
                           Larch Lane Advisors LLC
                           800 Westchester Avenue, S-618
                           Rye Brook, New York 10573

                           Attention: Old Mutual Absolute Return Fund, L.L.C.
                           Telephone: (888) 266-2200


                                    * * * * *

      ALL POTENTIAL INVESTORS IN THE FUND ARE ENCOURAGED TO CONSULT APPROPRIATE LEGAL AND TAX COUNSEL.

      Appendix B to this Prospectus provides financial information regarding the Fund. The Fund's financial statements have been audited by Anchin, Block & Anchin LLP.

                                   APPENDIX A



                      ------------------------------------

                                 OLD MUTUAL 2100
                          ABSOLUTE RETURN FUND, L.L.C.

                     (A DELAWARE LIMITED LIABILITY COMPANY)
                      ------------------------------------

                                LIMITED LIABILITY
                                COMPANY AGREEMENT

                          DATED AS OF OCTOBER 13, 2006
                      ------------------------------------

                             C/O 2100 LARCH LANE LLC
                          800 WESTCHESTER AVENUE, S-618
                            RYE BROOK, NEW YORK 10573

                                TABLE OF CONTENTS
                                                                           PAGE
ARTICLE I. DEFINITIONS.......................................................4
ARTICLE II. ORGANIZATION; ADMISSION OF MEMBERS...............................9
   2.1.  Formation of Limited Liability Company..............................9
   2.2.  Name................................................................9
   2.3.  Principal and Registered Office.....................................9
   2.4.  Duration............................................................9
   2.5.  Business of the Company.............................................9
   2.6.  Board of Managers..................................................10
   2.7.  Members............................................................10
   2.8.  Organizational Member..............................................10
   2.9.  Both Managers and Members..........................................10
   2.10. Limited Liability..................................................11
ARTICLE III. MANAGEMENT.....................................................11
   3.1.  Management and Control.............................................11
   3.2.  Actions by the Board of Managers...................................11
   3.3.  Officers...........................................................12
   3.4.  Meetings of Members................................................12
   3.5.  Custody of Assets of the Company...................................13
   3.6.  Other Activities of Members and Managers...........................13
   3.7.  Duty of Care.......................................................13
   3.8.  Indemnification....................................................14
   3.9.  Fees, Expenses and Reimbursement...................................15
ARTICLE IV. TERMINATION OF STATUS OF ADVISER AND MANAGERS; TRANSFERS
AND REPURCHASES.............................16
   4.1.  Termination of Status of the Adviser...............................16
   4.2.  Termination of Status of a Manager.................................16
   4.3.  Removal of the Managers............................................16
   4.4.  Transfer of Interests of Members...................................16
   4.5.  Repurchase of Interests............................................17
ARTICLE V. CAPITAL..........................................................19
   5.1.  Contributions to Capital...........................................19
   5.2.  Rights of Members to Capital.......................................19
   5.3.  Capital Accounts...................................................19
   5.4.  Allocation of Net Profit and Net Loss; Allocation of Offering
         Costs..............................................................20
   5.5.  Allocation of Certain Expenditures.................................20
   5.6.  Reserves...........................................................20
   5.7.  Allocation of Organization Expenses................................21
   5.8.  Tax Allocations....................................................21
   5.9.  Adjustments to Take Account of Certain Events......................22
   5.10. Distributions......................................................22
   5.11. Withholding........................................................22
ARTICLE VI. DISSOLUTION AND LIQUIDATION.....................................23
   6.1.  Dissolution........................................................23
   6.2.  Liquidation of Assets..............................................23
ARTICLE VII. ACCOUNTING, VALUATIONS AND BOOKS AND RECORDS...................24
   7.1.  Accounting and Reports.............................................24
   7.2.  Determinations by the Board of Managers............................24
   7.3.  Valuation of Assets................................................24
ARTICLE VIII. MISCELLANEOUS PROVISIONS......................................25
   8.1.  Amendment of Limited Liability Company Agreement...................25
   8.2.  Special Power of Attorney..........................................26
   8.3.  Notices............................................................27
   8.4.  Agreement Binding Upon Successors and Assigns......................27

   8.5.  Applicability of 1940 Act and Form N-2.............................27
   8.6.  Choice of Law; Arbitration.........................................27
   8.7.  Not for Benefit of Creditors.......................................28
   8.8.  Consents...........................................................28
   8.9.  Merger and Consolidation...........................................28
   8.10. Pronouns...........................................................29
   8.11. Confidentiality....................................................29
   8.12. Certification of Non-Foreign Status................................29
   8.13. Severability.......................................................30
   8.14. Filing of Returns..................................................30
   8.15. Tax Matters Partner................................................30
   8.16. Section 754 Election...............................................30
   8.17. Member Tax Basis...................................................30

                  OLD MUTUAL 2100 ABSOLUTE RETURN FUND, L.L.C.
                       LIMITED LIABILITY COMPANY AGREEMENT

                  THIS LIMITED LIABILITY COMPANY AGREEMENT of Old Mutual 2100 Absolute Return Fund, L.L.C. (the "Company") is dated as of October 13, 2006, by and among Gerald Hellerman, William J. Landes, Paul D. Malek and George W. Morriss and those persons hereinafter admitted as Members.

                              W I T N E S S E T H :

                  WHEREAS, the Company has heretofore been formed as a limited liability company under the Delaware Limited Liability Company Act pursuant to an initial Certificate of Formation (the "Certificate") dated and filed with the Secretary of State of Delaware on April 25, 2006;

                  NOW, THEREFORE, for and in consideration of the foregoing and the mutual covenants hereinafter set forth, it is hereby agreed as follows:

                             ----------------------

                                   ARTICLE I.

                                   DEFINITIONS
                             ----------------------

For purposes of this Agreement:

     ADMINISTRATOR           The person who provides administrative services to
                             the Company pursuant to an administration agreement.

     ADVISER The person who at any particular time serves as the investment adviser to the Company pursuant to an Investment Management Agreement.

     ADVISERS ACT The Investment Advisers Act of 1940 and the rules, regulations and orders thereunder, as amended from time to time, or any successor law.

     AFFILIATE               An affiliated person, as such term is defined by
                             the 1940 Act, of a person.

     AGREEMENT               This Limited Liability Company Agreement, as
                             amended from time to time.

     BOARD OF MANAGERS       The Board of Managers established pursuant to
                             Section 2.6 hereof.

     CAPITAL ACCOUNT         With respect to each Member, the capital account
                             established and maintained on behalf of each Member pursuant to Section 5.3 hereof.

     CAPITAL PERCENTAGE      A percentage established for each Member on the
                             Company's books as of each Expense Allocation Date.
                             The Capital Percentage of a Member on an Expense
                             Allocation Date shall be determined by dividing the amount of capital contributed to the Company by the Member pursuant to Section 5.1 hereof by the sum of the capital contributed to the Company by each Member pursuant to Section 5.1 hereof on or prior to such Expense Allocation Date. The sum of the Capital Percentages of all Members on each Expense
                             Allocation Date shall equal 100%.

     CERTIFICATE             The Certificate of Formation of the Company and any
                             amendments thereto as filed with the office of the Secretary of State of Delaware.

     CLOSING DATE            The first date on or as of which a Member other
                             than the Organizational Member is admitted to the Company.

     CODE The United States Internal Revenue Code of 1986, as amended from time to time, or any successor law.

     COMPANY The limited liability company governed hereby, as such limited liability company may from time to time be constituted.

     DELAWARE ACT            The Delaware Limited Liability Company Act as
                             in effect on the date hereof and as amended from time to time, or any successor law.

     EXPENSE ALLOCATION      The Closing Date, and thereafter each day on or
     DATE                    before December 31, 2006, as of which a
                             contribution to the capital of the Company is made pursuant to Section 5.1 hereof.

     FISCAL PERIOD           The period commencing on the Closing Date, and
                             thereafter each period commencing on the day immediately following the last day of the preceding
                             Fiscal Period, and ending at the close of business on the first to occur of the following dates:

                                 (1)  the last day of a Fiscal Year;

                                 (2)  the last day of a Taxable Year;

                                 (3)  the day preceding any day as of which a
                                      contribution to the capital of the Company is made pursuant to Section 5.1 hereof;

                                 (4) any day on which the Company repurchases any Interest or portion of an Interest of any Member; or

                                 (5)  any day (other than one specified in
                                      clause (2) above) as of which this
                                      Agreement provides for any amount to be
                                      credited to or debited against the Capital
                                      Account of any Member, other than an
                                      amount to be credited to or debited
                                      against the Capital Accounts of all
                                      Members in accordance with their
                                      respective Investment Percentages.

     FISCAL YEAR             The period commencing on the Closing Date and
                             ending on March 31, 2007, and thereafter each period commencing on April 1 of each year and ending on March 31 of each succeeding year (or on the date of a final distribution pursuant to
                             Section 6.2 hereof), unless and until the Board of Managers shall elect another fiscal year for the Company.

     FORM N-2 The Company's Registration Statement on Form N-2 filed with the Securities and Exchange Commission, as amended from time to time.

     INDEPENDENT MANAGERS    Those Managers who are not "interested persons," as
                             such term is defined by the 1940 Act, of the Company.

     INITIAL MANAGER         William J. Landes

     INITIAL MEMBER          Old Mutual Capital, Inc.

     INTEREST The entire ownership interest in the Company at any particular time of a Member, or other person to whom an Interest of a Member or portion thereof has been transferred pursuant to Section 4.4 hereof, including the rights and obligations of such Member or other person under this Agreement and the Delaware Act.

     INVESTMENT FUNDS        Unregistered investment funds and registered
                             investment companies.

     INVESTMENT PERCENTAGE   A percentage established for each Member on the
                             Company's books as of the first day of each Fiscal
                             Period. The Investment Percentage of a Member for a
                             Fiscal Period shall be determined by dividing the balance of the Member's Capital Account as of the commencement of such Fiscal Period by the sum of the Capital Accounts of all of the Members as of the commencement of such Fiscal Period. The sum of the Investment Percentages of all Members for each Fiscal Period shall equal 100%.

     INVESTMENT              A separate written agreement entered into by the
     MANAGEMENT              Company pursuant to which the Adviser provides
     AGREEMENT               Management Services to the Company.

     MANAGEMENT SERVICES     Such investment advisory and other services as the
                             Adviser is required to provide to the Company pursuant to the Investment Management Agreement as contemplated by Section 3.9(a) hereof.

     MANAGER An individual designated as a manager of the Company pursuant to the provisions of Section 2.6 hereof and who serves on the Board of Managers of the Company.

     MASTER FUND             The registered Investment Fund into which the
                             Company invests substantially all of its assets.

     MEMBER Any person who shall have been admitted to the Company as a member (including any Manager in such person's capacity as a member of the Company but excluding any Manager in such person's capacity as a Manager of the Company) until the Company repurchases the entire Interest of such person as a member pursuant to Section 4.5 hereof or a substituted Member or Members are admitted with respect to any such person's entire Interest as a member pursuant to Section 4.4 hereof; such term includes the Adviser to the extent the Adviser makes a capital contribution to the Company and shall have been admitted to the Company as a member.

     NET ASSETS              The total value of all assets of the Company, less
                             an amount equal to all accrued debts, liabilities and obligations of the Company, calculated before giving effect to any repurchases of Interests to be effected as of the date such value is determined.

     NET PROFIT OR           The amount by which the Net Assets as of the close
     NET LOSS                of business on the last day of a Fiscal Period
                             exceed (in the case of Net Profit) or are less than (in the case of Net Loss) the Net Assets as of the commencement of the same Fiscal Period (or, with respect to the initial Fiscal Period of the Company, as of the close of business on the Closing
                             Date), such amount to be adjusted to exclude any items to be allocated among the Capital Accounts of the Members on a basis that is not in accordance with the respective Investment Percentages of all Members as of the commencement of such Fiscal
                             Period pursuant to Sections 5.5 and 5.6 hereof.

     1940 ACT The Investment Company Act of 1940, as amended, and the rules, regulations and orders thereunder, as amended from time to time, or any successor law.

     OFFICER An individual designated as an officer of the Company pursuant to the provisions of Section 3.3 hereof and who serves as an officer of the Company.

     ORGANIZATION EXPENSES   The expenses incurred by the Company in connection
                             with its formation, its initial registration as an investment company under the 1940 Act, and the initial offering of Interests.

     ORGANIZATIONAL MEMBER   David J. Bullock

     PORTFOLIO FUNDS         The private investment funds, joint ventures,
                             investment companies and other similar investment vehicles into which the Master Fund invests substantially all of its assets.

     PORTFOLIO MANAGERS      A select group of portfolio managers who manage the
                             Portfolio Funds.

     SECURITIES              Securities (including, without limitation,
                             equities, debt obligations, options, and other
                             "securities" as that term is defined in Section
                             2(a)(36) of the 1940 Act) and any contracts for forward or future delivery of any security, debt obligation or currency, or commodity, all types of derivative instruments and financial instruments and any contracts based on any index or group of securities, debt obligations or currencies, or commodities, and any options thereon, as well as investments in registered investment companies and private investment funds.

     TAXABLE YEAR            The 12-month period ending December 31 of each
                             year.

     TRANSFER The assignment, transfer, sale, encumbrance, pledge or other disposition of all or any portion of an Interest, including any right to receive any allocations and distributions attributable to an Interest.

                            ------------------------
                                  ARTICLE II.

                       ORGANIZATION; ADMISSION OF MEMBERS
                            -------------------------

     2.1.    FORMATION OF LIMITED LIABILITY COMPANY.

             The Board of Managers shall execute and file in accordance with the Delaware Act any amendment to the Certificate and shall execute and file with applicable governmental authorities any other instruments, documents and certificates that, in the opinion of the Company's legal counsel, may from time to time be required by the laws of the United States of America, the State of Delaware or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Company.

     2.2.    NAME.

             The name of the Company shall be "Old Mutual 2100 Absolute Return Fund, L.L.C." or such other name as the Board of Managers may hereafter adopt upon (i) causing an appropriate amendment to the Certificate to be filed in accordance with the Delaware Act and (ii) taking such other actions as may be required by law.

      2.3.   PRINCIPAL AND REGISTERED OFFICE.

             The Company shall have its principal office at c/o 2100 Larch Lane LLC, 800 Westchester Avenue, S-618, Rye Brook, New York 10573, or at such other place designated from time to time by the Board of Managers.

             The Company shall have its registered office in Delaware at 615 South DuPont Highway, Dover, Delaware 19901, and shall have National Corporate Research, Ltd. as its registered agent for service of process in Delaware, unless and until a different registered office or agent is designated by the Board of Managers.

      2.4.   DURATION.

             The term of the Company commenced on the filing of the Certificate with the Secretary of State of Delaware and shall continue until the Company is dissolved pursuant to Section 6.1 hereof.

      2.5.   BUSINESS OF THE COMPANY.

             (a)   The  business of the Company is to  purchase, sell (including short sales), invest and trade in Securities, on margin or otherwise, and to engage in any financial or derivative transactions relating thereto or otherwise. The Company may execute, deliver and perform all contracts, agreements, purchase orders and other undertakings and engage in all activities and transactions as may in the opinion of the Board of Managers be necessary or advisable to carry out its objective or business. The Company shall be operated subject to any applicable restrictions of the Bank Holding Company Act of 1956, as amended.

             (b) The Company shall operate as a closed-end, non-diversified, management investment company in accordance with the 1940 Act and subject to any fundamental policies and investment restrictions as may be adopted by the Board of Managers and in accordance with the 1940 Act.

      2.6.   BOARD OF MANAGERS.

             (a) Prior to the Closing Date, the Initial Manager may designate such persons who shall agree to be bound by all of the terms of this Agreement to serve as the Managers on the Board of Managers, subject to the election of such persons prior to the Closing Date by the Initial Member. By signing this Agreement or signing an investor application or certification in connection with the purchase of an Interest, a Member admitted on the Closing Date shall be deemed to have voted for the election of each of the Managers so designated. After the Closing Date, the Board of Managers may, subject to the provisions of paragraphs (a) and (b) of this Section 2.6 with respect to the number of and vacancies in the position of Manager and the provisions of Section 3.4 hereof with respect to the election of Managers to the Board of Managers by Members, designate any person who shall agree to be bound by all of the terms of this Agreement as a Manager. The names and mailing addresses of the Managers shall be set forth in the books and records of the Company. The number of Managers shall be fixed from time to time by the Board of Managers.

             (b) Each Manager shall serve on the Board of Managers for the duration of the term of the Company, unless his or her status as a Manager shall be sooner terminated pursuant to Section 4.2 hereof. In the event of any vacancy in the position of Manager, the remaining Managers may appoint an individual to serve in such capacity; so long as immediately after such appointment at least two-thirds (2/3) of the Managers then serving would have been elected by the Members. The Board of Managers may call a meeting of Members to fill any vacancy in the position of Manager, and shall do so within 60 days after any date on which Managers who were elected by the Members cease to constitute a majority of the Managers then serving on the Board of Managers.

             (c) In the event that no Manager remains to continue the business of the Company, the Adviser shall promptly call a meeting of the Members, to be held within 60 days after the date on which the last Manager ceased to act in that capacity, for the purpose of determining whether to continue the business of the Company and, if the business shall be continued, of electing Managers to the Board of Managers. If the Members shall determine at such meeting not to continue the business of the Company or if the required number of Managers is not elected within 60 days after the date on which the last Manager ceased to act in that capacity, then the Company shall be dissolved pursuant to Section
6.1 hereof and the assets of the Company shall be liquidated and distributed pursuant to Section 6.2 hereof.

      2.7.   MEMBERS.

             The Board of Managers may admit one or more Members generally at the beginning of each month; PROVIDED, HOWEVER, that the Company may, in the discretion of the Board of Managers, admit Members more or less frequently. Subject to the foregoing terms, Members may be admitted to the Company subject to the condition that each such Member shall execute an appropriate signature page of this Agreement or of the Company's investor certification pursuant to which such Member agrees to be bound by all the terms and provisions of this Agreement. The Board of Managers may in its absolute discretion reject any purchase of an Interest. The admission of any person as a Member shall be effective upon the revision of the books and records of the Company to reflect the name and the contribution to the capital of the Company of such additional Member.

      2.8.   ORGANIZATIONAL MEMBER.

             Upon the admission of any Member, the Organizational Member shall withdraw from the Company as the Organizational Member and shall be entitled to the return of his or her Capital Contribution, if any, without interest or deduction.

      2.9.   BOTH MANAGERS AND MEMBERS.

             A Member may at the same time be a Manager and a Member, in which event such Member's rights and obligations in each capacity shall be determined separately in accordance with the terms and provisions of this Agreement or as provided in the Delaware Act.

      2.10.  LIMITED LIABILITY.

             Except as provided under applicable law, a Member shall not be liable for the Company's debts, obligations and liabilities in any amount in excess of the capital account balance of such Member, plus such Member's share of undistributed profits and assets. Except as provided under applicable law, a Manager shall not be liable for the Company's debts, obligations and liabilities.

                           --------------------------
                                  ARTICLE III.

                                   MANAGEMENT
                           --------------------------

       3.1.  MANAGEMENT AND CONTROL.

             (a) Management and control of the business of the Company shall be vested in the Board of Managers, which shall have the right, power and authority, on behalf of the Company and in its name, to exercise all rights, powers and authority of Managers under the Delaware Act and to do all things necessary and proper to carry out the objective and business of the Company and their duties hereunder. No Manager shall have the authority individually to act on behalf of or to bind the Company except within the scope of such Manager's authority as delegated by the Board of Managers. The parties hereto intend that, except to the extent otherwise expressly provided herein, (i) each Manager shall be vested with the same powers, authority and responsibilities on behalf of the Company as are customarily vested in each director of a Delaware corporation and
(ii) each Independent Manager shall be vested with the same powers, authority and responsibilities on behalf of the Company as are customarily vested in each director of a closed-end management investment company registered under the 1940 Act that is organized as a Delaware corporation who is not an "interested person," as such term is defined by the 1940 Act, of such company. During any period in which the Company shall have no Managers, the Adviser shall continue to serve as the investment adviser of the Company and to provide the Management Services to the Company.

             (b) Each Member agrees not to treat, on his personal income tax return or in any claim for a tax refund, any item of income, gain, loss, deduction or credit in a manner inconsistent with the treatment of such item by the Company. The Board of Managers shall have the exclusive authority and discretion to make any elections required or permitted to be made by the Company under any provisions of the Code or any other revenue laws.

             (c) Members, in their capacity as Members, shall have no right to participate in and shall take no part in the management or control of the Company's business and shall have no right, power or authority to act for or bind the Company. Members shall have the right to vote on any matters only as provided in this Agreement or on any matters that require the approval of the holders of voting securities under the 1940 Act or as otherwise required in the Delaware Act.

             (d) The Board of Managers may delegate to any other person any rights, power and authority vested by this Agreement in the Board of Managers to the extent permissible under applicable law, and may appoint persons to serve as officers of the Company, with such titles and authority as may be determined by the Board of Managers consistent with applicable law.

      3.2.   ACTIONS BY THE BOARD OF MANAGERS.

             (a) Unless provided otherwise in this Agreement, the Board of Managers shall act only: (i) by the affirmative vote of a majority of the Managers (including the vote of a majority of the Independent Managers if required by the 1940 Act) present at a meeting duly called at which a quorum of the Managers shall be present (in person or, if in person attendance is not required by the 1940 Act, by telephone) or (ii) by unanimous written consent of all of the Managers without a meeting, if permissible under the 1940 Act.

             (b) The Board of Managers may designate from time to time a Principal Manager who shall preside at all meetings of the Board of Managers. If applicable provisions of the 1940 Act so require, only an Independent Manager shall serve as the Principal Manager. Meetings of the Board of Managers may be called by the Principal Manager or by any two Managers, and may be held on such date and at such time and place as the Board of Managers shall determine. Each Manager shall be entitled to receive written notice of the date, time and place of such meeting within a reasonable time in advance of the meeting. Except as otherwise required by the 1940 Act, notice need not be given to any Manager who shall attend a meeting without objecting to the lack of notice or who shall execute a written waiver of notice with respect to the meeting. Managers may attend and participate in any meeting by telephone except where in person attendance at a meeting is required by the 1940 Act. A majority of the Managers shall constitute a quorum at any meeting.

      3.3.   OFFICERS.

             (a) The executive Officers of the Company may include a President, a Treasurer, a Secretary, a Chief Financial Officer and a Chief Compliance Officer. If the Board of Managers has designated a Principal Manager pursuant to Section 3.2(b) hereof, then the Principal Manager shall also be an executive Officer. The Board of Managers may elect one or more Vice-Presidents, and each such Vice-President shall be an executive Officer. The President shall be the chief executive officer of the Company. The Principal Manager, if there be one, shall be elected from among the persons serving as Managers, but no other Officer need be a Manager. The Board of Managers may also elect, or may delegate to the President authority to appoint, remove, or fix the duties, compensation or terms of office of, one or more other Officers as the Board of Managers shall at any time and from time to time deem to be advisable. Any two or more positions of Officer, except those of President and Vice-President, may be held by the same person. Unless there are no other officers at the time of acting, a person holding more than one office may not act in more than one capacity to execute, acknowledge or verify on behalf of the Company an instrument required by law to be executed, acknowledged and verified by more than one Officer.

             (b)   Each   Officer  shall hold  office until  his successor  is
elected or appointed or until his earlier displacement from office by resignation, removal or otherwise; provided, that if the term of office of any Officer shall have been fixed by the Board of Managers, or by the President acting under authority delegated by the Board of Managers, such Officer shall cease to hold such office no later than the date of expiration of such term, regardless of whether any other person shall have been elected or appointed to succeed him. Any Officer may resign at any time by written notice to the Company. Any Officer may be removed at any time by the Board of Managers or by the President acting under authority delegated by the Board of Managers if in its or his judgment the best interest of the Company would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an Officer shall not of itself create contract rights between the Company and such Officer.

             (c) If the office of any Officer becomes vacant for any reason, the vacancy may be filled by the Board of Managers or by the President acting under authority delegated by the Board of Managers. Each Officer elected or appointed to fill a vacancy shall hold office for the balance of the term for which his predecessor was elected or appointed.

             (d) All Officers as between themselves and the Company shall have such powers, perform such duties and be subject to such restrictions, if any, in the management of the Company as may be provided in this Agreement or, to the extent not so provided, as may be prescribed by the Board of Managers or by the President acting under authority delegated by the Board of Managers.

      3.4.   MEETINGS OF MEMBERS.

             (a) Actions requiring the vote of the Members may be taken at any duly constituted meeting of the Members at which a quorum is present. Meetings of the Members may be called by the Board of Managers or by Members holding 25% or more of the total number of votes eligible to be cast by all Members, and may be held at such time, date and place as the Board of Managers shall determine. The Board of Managers shall arrange to provide written notice of the meeting, stating the date, time and place of the meeting and the record date therefor, to each Member entitled to vote at the meeting within a reasonable time prior thereto. Failure to receive notice of a meeting on the part of any Member shall not affect the validity of any act or proceeding of the meeting, so long as a quorum shall be present at the meeting, except as otherwise required by applicable law. Only matters set forth in the notice of a meeting, and matters incidental thereto, may be voted on by the Members at a meeting. The presence in person or by proxy of Members holding a majority of the total number of votes eligible to be cast by all Members as of the record date shall constitute a quorum at any meeting. In the absence of a quorum, a meeting of the Members may be adjourned by action of a majority of the Members present in person or by proxy without additional notice to the Members. Except as otherwise required by any provision of this Agreement or of the 1940 Act, (i) those candidates receiving a plurality of the votes cast at any meeting of Members shall be elected as Managers and (ii) all other actions of the Members taken at a meeting shall require the affirmative vote of Members holding a majority of the total number of votes at such meeting.

             (b) Each Member shall be entitled to cast at any meeting of Members a number of votes equivalent to such Member's Investment Percentage as of the record date for such meeting. The Board of Managers shall establish a record date not less than 10 days nor more than 90 days prior to the date of any meeting of Members to determine eligibility to vote at such meeting and the number of votes that each Member will be entitled to cast at the meeting, and shall maintain for each such record date a list setting forth the name of each Member and the number of votes that each Member will be entitled to cast at the meeting.

             (c) A Member may vote at any meeting of Members by a proxy properly executed in writing by the Member and filed with the Company before or at the time of the meeting. A proxy may be suspended or revoked, as the case may be, by the Member executing the proxy by a later writing delivered to the Company at any time prior to exercise of the proxy or if the Member executing the proxy shall be present at the meeting and decide to vote in person. Any action of the Members that is permitted to be taken at a meeting of the Members may be taken without a meeting if consents in writing, setting forth the action taken, are signed by Members holding a majority of the total number of votes eligible to be cast or such greater percentage as may be required in order to approve such action.

      3.5.   CUSTODY OF ASSETS OF THE COMPANY.

             The physical possession of all funds, Securities and other properties of the Company shall at all times be held, controlled and administered by one or more custodians retained by the Company in accordance with the requirements of the 1940 Act and the rules thereunder.

      3.6.   OTHER ACTIVITIES OF MEMBERS AND MANAGERS.

             (a) The Managers shall not be required to devote all of their time to the affairs of the Company, but shall devote such time as may reasonably be required to perform their obligations under this Agreement.

             (b) Any Member or Manager, and any Affiliate of any Member or Manager, may engage in or possess an interest in other business ventures or commercial dealings of every kind and description, independently or with others, including, but not limited to, acquisition and disposition of Securities, provision of investment advisory or brokerage services, serving as directors, officers, employees, advisers or agents of other companies, partners or general partners of any partnership, members or managing members of any limited liability company, or trustees of any trust, or entering into any other commercial arrangements. No Member or Manager shall have any rights in or to such activities of any other Member or Manager, or any profits derived therefrom.

      3.7.   DUTY OF CARE.

             (a) A Manager shall not be liable to the Company or to any of its Members for any loss or damage occasioned by any act or omission in the performance of his or her duties, or otherwise in his or her capacity as a Manager, unless it shall be determined by final judicial decision on the merits from which there is no further right to appeal that such loss is due to an act or omission of such Manager constituting willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the performance of his or her duties to the Company.

             (b) Members not in breach of any obligation hereunder or under any agreement pursuant to which the Member purchased an Interest shall be liable to the Company, any Member or third parties only as provided under the Delaware Act.

      3.8.   INDEMNIFICATION.

             (a) To the fullest extent permitted by law, the Company shall, subject to Section 3.8(b) hereof, indemnify each Manager (including for this purpose his or her respective executors, heirs, assigns, successors or other legal representatives), against all losses, claims, damages, liabilities, costs and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and reasonable counsel fees, incurred in connection with the defense or disposition of any action, suit, investigation or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative or legislative body, in which such indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter, by reason of being or having been a Manager of the Company or the past or present performance of services to the Company by such indemnitee, except to the extent such loss, claim, damage, liability, cost or expense shall have been finally determined in a decision on the merits in any such action, suit, investigation or other proceeding to have been incurred or suffered by such indemnitee by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. The rights of indemnification provided under this Section 3.8 shall not be construed so as to provide for indemnification of a Manager for any liability (including liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section 3.8 to the fullest extent permitted by law.

             (b) Expenses, including reasonable counsel fees, so incurred by any such indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties), may be paid from time to time by the
Company in advance of the final disposition of any such action, suit, investigation or proceeding upon receipt of an undertaking by or on behalf of such indemnitee to repay to the Company amounts so paid if it shall ultimately be determined that indemnification of such expenses is not authorized under
Section 3.8(a) hereof; PROVIDED, HOWEVER, that (i) such indemnitee shall provide security for such undertaking, (ii) the Company shall be insured by or on behalf of such indemnitee against losses arising by reason of such indemnitee's failure to fulfill such undertaking, or (iii) a majority of the Managers (excluding any Manager who is either seeking advancement of expenses hereunder or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for advancement of expenses hereunder) or independent legal counsel in a written opinion shall determine based on a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe such indemnitee ultimately will be entitled to indemnification.

             (c) As to the disposition of any action, suit, investigation or proceeding (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication or a decision on the merits by a court, or by any other body before which the proceeding shall have been brought, that an indemnitee is liable to the Company or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, indemnification shall be provided pursuant to Section 3.8(a) hereof if (i) approved as in the best interests of the Company by a majority of the Managers (excluding any Manager who is either seeking indemnification hereunder or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for indemnification hereunder) upon a determination based upon a review of readily available facts (as opposed to a full trial-type inquiry) that such indemnitee acted in good faith and in the reasonable belief that such actions were in the best interests of the Company and that such indemnitee is not liable to the Company or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, or (ii) the Board of Managers secures a written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) to the effect that such indemnification would not protect such indemnitee against any liability to the Company or its Members to which such indemnitee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office.

             (d) Any indemnification or advancement of expenses made pursuant to this Section 3.8 shall not prevent the recovery from any indemnitee of any such amount if such indemnitee subsequently shall be determined in a decision on the merits in any action, suit, investigation or proceeding involving the liability or expense that gave rise to such indemnification or advancement of expenses to be liable to the Company or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. In (i) any suit brought by a Manager (or other person entitled to indemnification hereunder) to enforce a right to indemnification under this Section 3.8 it shall be a defense that, and
(ii) in any suit in the name of the Company to recover any indemnification or advancement of expenses made pursuant to this Section 3.8 the Company shall be entitled to recover such expenses upon a final adjudication that, the Manager or other person claiming a right to indemnification under this Section 3.8 has not met the applicable standard of conduct set forth in this Section 3.8. In any such suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made pursuant to this Section 3.8, the burden of proving that the Manager or other person claiming a right to indemnification is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this Section 3.8 shall be on the Company (or any Member acting derivatively or otherwise on behalf of the Company or its Members).

             (e) An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section 3.8 or to which such indemnitee may otherwise be entitled except out of the assets of the Company, and no Member shall be personally liable with respect to any such claim for indemnification or advancement of expenses.

             (f) The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law. Nothing contained in this Section 3.8 shall affect the power of the Company to purchase and maintain liability insurance on behalf of any Manager or other person.

      3.9.   FEES, EXPENSES AND REIMBURSEMENT.

             (a) So long as the Adviser provides Management Services to the Company, it is entitled to receive fees for such services as may be agreed to by the Adviser and the Company pursuant to the Investment Management Agreement.

             (b) The Board of Managers may cause the Company to compensate each Manager who is not an officer or employee of the Adviser (or of any affiliate of the Adviser) for his or her services as such and each such Manager shall be reimbursed by the Company for travel expenses incurred by him in performing his duties under this Agreement.

             (c) The Company shall bear all of its own costs and expenses incurred in its business and operations, other than those specifically required to be borne by the Adviser or another party pursuant to the Investment Management Agreement or another agreement with the Company. Unless otherwise required by an agreement between the Company and the Adviser, the Adviser shall be entitled to reimbursement from the Company for any expenses that it pays on behalf of the Company. Costs and expenses to be borne by the Company include, but are not limited to, the following: (i) all costs and expenses related to investment expenses; (ii) any non-investment related interest expense; (iii) fees and disbursements of any attorneys and accountants engaged on behalf of the Company; (iv) entity level taxes; (v) audit and tax preparation expenses; (vi) administrative expenses and fees; custody and escrow fees and expenses; (vii) the costs of an errors and omissions/directors and officers liability insurance and a fidelity bond; (viii) fees and travel-related expenses of Managers who are not employees of the Adviser or any Affiliate of the Adviser; (ix) organizational and offering expenses; (x) all costs and expenses associated with background checks on Managers; (xi) all costs and expenses associated with retaining independent third parties to provide risk management services to the Company; (xii) any investment management fees and marketing and Member servicing fees; (xiii) any extraordinary expenses; and such other expenses as may be approved from time to time by the Board of Managers.

             (d) Subject to such limitations as may be imposed by the 1940 Act or other applicable laws, from time to time the Company may, alone or in conjunction with the Adviser, any Affiliate of the Adviser or other registered or unregistered investment funds or other accounts for which the Adviser or any Affiliate of the Adviser acts as general partner or investment adviser, purchase insurance in such amounts, from such insurers and on such terms as the Board of Managers shall determine.

                        ---------------------------------
                                  ARTICLE IV.

                      TERMINATION OF STATUS OF ADVISER AND
                       MANAGERS; TRANSFERS AND REPURCHASES
                        ---------------------------------

      4.1.   TERMINATION OF STATUS OF THE ADVISER.

             The status of the Adviser shall terminate if the Investment Management Agreement with the Adviser terminates and the Company does not enter into a new Investment Management Agreement with the Adviser, effective as of the date of such termination.

      4.2.   TERMINATION OF STATUS OF A MANAGER.

             The status of a Manager shall terminate if the Manager (i) shall die; (ii) shall be adjudicated incompetent; (iii) shall voluntarily withdraw as a Manager (upon not less than 90 days' prior written notice to the other Managers); (iv) shall be removed; (v) shall be certified by a physician to be mentally or physically unable to perform his duties hereunder; (vi) shall be declared bankrupt by a court with appropriate jurisdiction, file a petition commencing a voluntary case under any bankruptcy law or make an assignment for the benefit of creditors; (vii) shall have a receiver appointed to administer the property or affairs of such Manager; or (viii) shall otherwise cease to be a Manager of the Company under the Delaware Act.

      4.3.   REMOVAL OF THE MANAGERS.

             Any Manager may be removed either by (a) the vote or written consent of at least two-thirds (2/3) of the Managers not subject to the removal vote or (b) the vote or written consent of Members holding not less than two-thirds (2/3) of the total number of votes eligible to be cast by all Members.

      4.4.   TRANSFER OF INTERESTS OF MEMBERS.

             (a) An Interest of a Member may be Transferred only (i) by operation of law pursuant to the death, divorce, bankruptcy, insolvency, dissolution or adjudication of incompetency of such Member or (ii) with the written consent of the Board of Managers (which may be withheld in its sole discretion); PROVIDED, HOWEVER, that the Board of Managers may not consent to any Transfer other than a Transfer (i) in which the tax basis of the Interest in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferor, (ii) to members of the Member's immediate family (brothers, sisters, spouse, parents and children), (iii) as a distribution from a qualified retirement plan or an individual retirement account, or (iv) a Transfer to which the Board of Managers may consent pursuant to the following sentence. The Board of Managers may consent to other pledges, transfers, or assignments under such other circumstances and conditions as it, in its sole discretion, deems appropriate; PROVIDED, HOWEVER, that prior to any such pledge, transfer, or assignment, the Board of Managers shall consult with counsel to the Company to ensure that such pledge, transfer, or assignment will not cause the Company to be treated as a "publicly traded partnership" taxable as a corporation. In no event, however, will any transferee or assignee be admitted as a Member without the consent of the Board of Managers which may be withheld in its sole discretion. Any pledge, transfer, or assignment not made in accordance with this Section 4.4 shall be void.

             (b) The Board of Managers may not consent to a Transfer of an Interest or a portion thereof of a Member unless: (i) the person to whom such Interest is Transferred is a person whom the Company believes is an accredited investor, as such term is defined in Regulation D under the Securities Act of 1933 or any successor thereto; and (ii) the entire Interest of the Member is Transferred to a single transferee or, after the Transfer of a portion of an Interest, the balance of the Capital Account of each of the transferee and transferor is not less than $50,000 (or $25,000 in the case of Members who are employees of the Adviser or distributor of the Company and their affiliates, and members of their immediate families, and in the sole discretion of the Adviser, as applicable, Managers, attorneys and other people engaged on behalf of the Company and members of their immediate families), or such lesser amount as may be established by the Board of Managers. Any transferee that acquires an Interest or portion thereof by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution or adjudication of incompetency of a Member or otherwise, shall be entitled to the allocations and distributions allocable to the Interest or portion thereof so acquired and to Transfer such Interest or portion thereof in accordance with the terms of this Agreement, but shall not be entitled to the other rights of a Member unless and until such transferee becomes a substituted Member. If a Member transfers an Interest or a portion thereof with the approval of the Board of Managers, the Board of Managers shall promptly take all necessary actions so that each transferee to whom such Interest or portion thereof is transferred is admitted to the Company as a Member. Each Member effecting a Transfer and each transferee agree to pay all expenses, including attorneys' and accountants' fees, incurred by the Company in connection with such Transfer.

             (c) Each Member shall indemnify and hold harmless the Company, the Managers, the Adviser, each other Member and any Affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from (i) any Transfer made by such Member in violation of this Section 4.4 and (ii) any misrepresentation by such Member in connection with any such Transfer.

      4.5.   REPURCHASE OF INTERESTS.

             (a) Except as otherwise provided in this Agreement, no Member or other person holding an Interest or portion thereof shall have the right to require the Company to repurchase that Interest or portion thereof. The Board of Managers, in its sole discretion and on such terms and conditions as it may determine, may cause the Company to repurchase Interests or portions thereof pursuant to written tenders. However, the Company shall not offer to repurchase Interests on more than four occasions during any one Fiscal Year; provided that offers made more than semi-annually in any taxable year shall only be accepted if Members give at least 65 days' notice of their acceptance in any tax year, unless it has consulted with counsel to the Company and determined that more frequent offers would not cause any adverse tax consequences to the Company or the Members. In determining whether to cause the Company to repurchase Interests or portions thereof pursuant to written tenders, the Board of Managers shall consider, among other things, the recommendation of the Adviser.

             The  Board of  Managers  shall  cause  the  Company  to  repurchase
Interests or portions thereof pursuant to written tenders only on terms determined by the Board of Managers to be fair to the Company and to all Members (including persons holding Interests acquired from Members), as applicable.

             (b) The Adviser or its Affiliate may tender its Interest or a portion thereof as a Member, if any, under Section 4.5(a) hereof.

             (c) The Board of Managers may cause the Company to repurchase an Interest or portion thereof of a Member or any person acquiring an Interest or portion thereof from or through a Member in the event that the Board of Managers determines or has reason to believe that:

                 (1) such an Interest or portion thereof has been transferred in violation of Section 4.4 hereof, or such an Interest or portion thereof has vested in any person by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution or adjudication of incompetency of a Member;

                 (2) ownership of such an Interest by a Member or other person will cause the Company to be in violation of, or subject the Company to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

                 (3) such Member's continued participation in the Company may cause the Company to be classified as a "publicly traded partnership" within the meaning of Section 7704 of the Code and the Treasury Regulations thereunder; or

                 (4) any of the representations and warranties made by a Member in connection with the acquisition of an Interest or portion thereof was not true when made or has ceased to be true.

             (d) Repurchases of Interests or portions thereof by the Company shall be payable promptly after the date of each such repurchase or, in the case of an offer by the Company to repurchase Interests, promptly after the expiration date of such repurchase offer in accordance with the terms of such offer. Payment of the purchase price for an Interest (or portion thereof) shall consist of: (i) cash or a promissory note, which need not bear interest, in an amount equal to such percentage, as may be determined by the Board of Managers, of the estimated unaudited net asset value of the Interest (or portion thereof) repurchased by the Company determined as of the date of such repurchase (the "Initial Payment"); and (ii) if determined to be appropriate by the Board of Managers or if the Initial Payment is less than 100% of the estimated unaudited net asset value, a promissory note entitling the holder thereof to a contingent payment equal to the excess, if any, of (x) the net asset value of the Interest (or portion thereof) repurchased by the Company as of the date of such repurchase, determined based on the audited financial statements of the Company for the Fiscal Year in which such repurchase was effective, over (y) the Initial Payment. Notwithstanding anything in the foregoing to the contrary, the Board of Managers, in its discretion, may pay any portion of the repurchase price in Securities (or any combination of Securities and cash) having a value, determined as of the date of repurchase, equal to the amount to be repurchased. Any promissory note given to satisfy the Initial Payment shall be due and payable not more than 45 days after the date of repurchase or, if the Company has requested withdrawal of its capital from any Investment Funds in order to fund the repurchase of Interests, 10 business days after the Company has received at least 90% of the aggregate amount withdrawn by the Company from such Investment Funds.

             (e) A Member may at any time submit to the Company a written request that the Company repurchase the entire Interest of such Member, as contemplated by Section 6.1(3) hereof. Any such request shall be sent to the Company by registered or certified mail, return receipt requested, and shall be deemed valid upon receipt by the Member of a letter from the Company acknowledging its receipt of the request. The Company shall send such letter to the Member promptly upon its receipt of the Member's request.

             (f) Subject to the approval of the Board of Managers and compliance with the 1940 Act, the Company may impose a fee or charge in connection with repurchases of Interests, including a fee or charge applicable to repurchases of Interests (or portions thereof) effected prior to the expiration of a specified period subsequent to a Member's admission to the Company.

                         ------------------------------
                                   ARTICLE V.

                                     CAPITAL
                      ------------------------------------

      5.1.   CONTRIBUTIONS TO CAPITAL.

             (a) The minimum initial contribution of each Member to the capital of the Company shall be such amount as the Board of Managers, in its discretion, may determine from time to time. The amount of the initial contribution of each Member shall be recorded on the books and records of the Company upon acceptance as a contribution to the capital of the Company. The Managers shall not be entitled to make voluntary contributions of capital to the Company as Managers of the Company, but may make voluntary contributions to the capital of the Company as Members. The Adviser may make voluntary contributions to the capital of the Company as a Member.

             (b) Members may make additional contributions to the capital of the Company, effective as of such times as the Board of Managers in its discretion may permit, subject to Section 2.7 hereof, but no Member shall be obligated to make any additional contribution to the capital of the Company except to the extent provided in Section 5.6 hereof. The minimum additional capital contribution of a Member to the capital of the Company shall be such amount as the Board of Managers, in its sole discretion, may determine from time to time.

             (c) Except as otherwise permitted by the Board of Managers, initial and any additional contributions to the capital of the Company by any Member shall be payable in cash or readily available funds on or before the date of the proposed contribution.

      5.2.   RIGHTS OF MEMBERS TO CAPITAL.

             No Member shall be entitled to interest on any contribution to the capital of the Company, nor shall any Member be entitled to the return of any capital of the Company except (i) upon the repurchase by the Company of a part or all of such Member's Interest pursuant to Section 4.5 hereof, (ii) pursuant to the provisions of Section 5.6 hereof or (iii) upon the liquidation of the Company's assets pursuant to Section 6.2 hereof. No Member shall be liable for the return of any such amounts. No Member shall have the right to require partition of the Company's property or to compel any sale or appraisal of the Company's assets.

      5.3.   CAPITAL ACCOUNTS.

             (a) The Company shall maintain a separate Capital Account for each Member.

             (b) Each Member's Capital Account shall have an initial balance equal to the amount of such Member's initial contribution to the capital of the Company.

             (c) Each Member's Capital Account shall be increased by the sum of (i) the amount of additional contributions by such Member to the capital of the Company permitted pursuant to Section 5.1 hereof, plus (ii) all amounts credited to such Member's Capital Account pursuant to Sections 5.4 through 5.7 hereof.

             (d)   Each  Member's Capital Account shall be reduced by the sum of
(i) the amount of any repurchase of the Interest, or portion thereof, of such Member or distributions to such Member pursuant to Sections 4.5, 5.9 or 6.2 hereof which are not reinvested (net of any liabilities secured by any asset distributed that such Member is deemed to assume or take subject to under
Section 752 of the Code), plus (ii) any amounts debited against such Capital Account pursuant to Sections 5.4 through 5.6 hereof.

      5.4.  ALLOCATION OF NET PROFIT AND NET LOSS; ALLOCATION OF OFFERING COSTS.

             As of the last day of each Fiscal Period, any Net Profit or Net Loss for the Fiscal Period, and any offering costs required by applicable accounting principles to be charged to capital that are paid or accrued during the Fiscal Period, shall be allocated among and credited to or debited against the Capital Accounts of the Members in accordance with their respective Investment Percentages for such Fiscal Period.

      5.5.   ALLOCATION OF CERTAIN EXPENDITURES.

             Except as otherwise provided for in this Agreement and unless prohibited by the 1940 Act, any expenditures payable by the Company, to the extent determined by the Board of Managers to have been paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more but fewer than all of the Members, shall be charged to only those Members on whose behalf such payments are made or whose particular circumstances gave rise to such payments. Such charges shall be debited from the Capital Accounts of such Members as of the close of the Fiscal Period during which any such items were paid or accrued by the Company.

      5.6.   RESERVES.

             (a) Appropriate reserves may be created, accrued and charged against Net Assets and proportionately against the Capital Accounts of the Members for contingent liabilities, if any, as of the date any such contingent liability becomes known to the Adviser or the Board of Managers, such reserves to be in the amounts that the Board of Managers in its sole discretion deems necessary or appropriate. The Board of Managers may increase or reduce any such reserves from time to time by such amounts as the Board of Managers in its sole discretion deems necessary or appropriate. The amount of any such reserve, or any increase or decrease therein, may be proportionately charged or credited, as appropriate, to the Capital Accounts of those persons who are Members at the time when such reserve is created, increased or decreased, as the case may be; PROVIDED, HOWEVER, that if any such individual reserve item, adjusted by any increase therein, exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all such Members, the amount of such reserve, increase, or decrease shall instead be charged or credited to those parties who were Members at the time, as determined by the Board of Managers in its sole discretion, of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their Capital Accounts at that time.

             (b) To the extent permitted under applicable law, if at any time an amount is paid or received by the Company (other than contributions to the capital of the Company, distributions or repurchases of Interests or portions thereof) and such amount exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all Members at the time of payment or receipt and such amount was not accrued or reserved for but would nevertheless, in accordance with the Company's accounting practices, be treated as applicable to one or more prior Fiscal Periods, then such amount shall be proportionately charged or credited, as appropriate, to those persons who were Members during such prior Fiscal Period or Periods.

             (c) To the extent permitted under applicable law, if any amount is required by paragraph (a) or (b) of this Section 5.6 to be charged or credited to a person who is no longer a Member, such amount shall be paid by or to such person, as the case may be, in cash, with interest from the date on which the Board of Managers determines that such charge or credit is required. In the case of a charge, the former Member shall be obligated to pay the amount of the charge, plus interest as provided above, to the Company on demand; PROVIDED, HOWEVER, that (i) in no event shall a former Member be obligated to make a payment exceeding the amount of such Member's Capital Account at the time to which the charge relates; and (ii) no such demand shall be made after the expiration of three years since the date on which such person ceased to be a Member. To the extent that a former Member fails to pay to the Company, in full, any amount required to be charged to such former Member pursuant to paragraph
(a) or (b), whether due to the expiration of the applicable limitation period or for any other reason whatsoever, the deficiency shall be charged proportionately to the Capital Accounts of the Members at the time of the act or omission giving rise to the charge to the extent feasible, and otherwise proportionately to the Capital Accounts of the current Members.

      5.7.   ALLOCATION OF ORGANIZATION EXPENSES.

             (a) As of the first Expense Allocation Date, Organization Expenses shall be allocated among and debited against the Capital Accounts of the Members in accordance with their respective Capital Percentages on such Expense Allocation Date.

             (b) As of each Expense Allocation Date following the first Expense Allocation Date, all amounts previously debited against the Capital Account of a Member pursuant to this Section 5.7 on the preceding Expense Allocation Date will be credited to the Capital Account of such Member, and Organization Expenses shall then be reallocated among and debited against the Capital Accounts of all Members in accordance with their respective Capital Percentages.

      5.8.   TAX ALLOCATIONS.

             For each fiscal year, items of income, deduction, gain, loss or credit shall be allocated for income tax purposes among the Members in such manner as to reflect equitably amounts credited or debited to each Member's Capital Account for the current and prior fiscal years (or relevant portions thereof). Allocations under this Section 5.8 shall be made pursuant to the principles of Sections 704(b) and 704(c) of the Code, and Treasury Regulations Sections 1.704-1(b)(2)(iv)(f) and (g), 1.704-1(b)(4)(i) and 1.704-3(e)
promulgated thereunder, as applicable, or the successor provisions to such Sections and Treasury Regulations. Notwithstanding anything to the contrary in this Agreement, there shall be allocated to the Members such gains or income as shall be necessary to satisfy the "qualified income offset" requirement of Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

             If the  Company  realizes  ordinary  income  and/or  capital  gains
(including short-term capital gains) for Federal income tax purposes (collectively, "income") for any fiscal year during or as of the end of which all the Interests of one or more Positive Basis Members (as hereinafter defined) are repurchased by the Company pursuant to Article IV, the Board of Managers, may elect to allocate such income as follows: (i) to allocate such income among such Positive Basis Members, PRO RATA in proportion to the respective Positive Basis (as hereinafter defined) of each such Positive Basis Member, until either the full amount of such income shall have been so allocated or the Positive Basis of each such Positive Basis Member shall have been eliminated and (ii) to allocate any income not so allocated to Positive Basis Members to the other Members in such manner as shall equitably reflect the amounts allocated to such Members' Capital Accounts pursuant to Sections 5.4-5.7 hereof.

             If the Company realizes deductions, ordinary losses and/or capital losses (including long-term capital losses) for Federal income tax purposes (collectively, "losses") for any fiscal year during or as of the end of which the Interests of one or more Negative Basis Members (as hereinafter defined) are repurchased by the Company pursuant to Article IV, the Board of Managers may elect to allocate such losses as follows: (i) to allocate such losses among such Negative Basis Members, pro rata in proportion to the respective Negative Basis (as hereinafter defined) of each such Negative Basis Member, until either the full amount of such losses shall have been so allocated or the Negative Basis of each such Negative Basis Member shall have been eliminated and (ii) to allocate any losses not so allocated to Negative Basis Members to the other Members in such manner as shall equitably reflect the amounts allocated to such Members' Capital Accounts pursuant to Sections 5.4-5.7 hereof.

             As used herein, (i) the term "Positive Basis" shall mean, with respect to any Member and as of any time of calculation, the amount by which its Interest as of such time exceeds its "adjusted tax basis," for Federal income tax purposes, in its Interest as of such time (determined without regard to such Member's share of the liabilities of the Company under Section 752 of the Code), and (ii) the term "Positive Basis Member" shall mean any Member whose Interest is repurchased by the Company and who has Positive Basis as of the effective date of the repurchase (determined prior to any allocations made pursuant to this Section).

             As used herein, (i) the term "Negative Basis" shall mean, with respect to any Member and as of any time of calculation, the amount by which its Interest as of such time is less than its "adjusted tax basis," for Federal income tax purposes, in its Interest as of such time (determined without regard to such Member's share of the liabilities of the Company under Section 752 of the Code), and (ii) the term "Negative Basis Member" shall mean any Member whose Interest is repurchased by the Company and who has Negative Basis as of the effective date of such repurchase (determined prior to any allocations made pursuant to this Section).

      5.9.   ADJUSTMENTS TO TAKE ACCOUNT OF CERTAIN EVENTS.

             If the Code or Treasury Regulations promulgated thereunder require a withholding or other adjustment to the Capital Account of a Member or some other event occurs necessitating in the Board of Managers' judgment an equitable adjustment, the Board of Managers shall make such adjustments in the determination and allocation among the Members of Net Profit, Net Loss, Capital Accounts, items of income, deduction, gain, loss, credit or withholding for tax purposes, accounting procedures or such other financial or tax items as shall equitably take into account such event and applicable provisions of law, and the determination thereof by the Board of Managers shall be final and conclusive as to all of the Members.

      5.10.  DISTRIBUTIONS.

             The Board of Managers, in its sole discretion, may authorize the Company to make distributions in cash or in kind at any time to all of the Members on a PRO RATA basis in accordance with the Members' Investment Percentages.

      5.11.  WITHHOLDING.

             (a) The Board of Managers may withhold and pay over to the Internal Revenue Service (or any other relevant taxing authority) taxes from any distribution to any Member to the extent required by the Code or any other applicable law on account of such Member's distributive share of the Company's items of gross income, income or gain.

             (b) For purposes of this Agreement, any taxes so withheld or paid over by the Company with respect to any amount distributed by the Company to any Member shall be deemed to be a distribution or payment to such Member, reducing the amount otherwise distributable to such Member pursuant to this Agreement and reducing the Capital Account of such Member. If the amount of such taxes is greater than any such distributable amounts, then such Member and any successor to such Member's Interest shall pay to the Company as a contribution to the capital of the Company, the amount of such excess.

             (c) The Board of Managers shall not be obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member that may be eligible for such reduction or exemption. To the extent that a Member claims to be entitled to a reduced rate of, or exemption from, a withholding tax pursuant to an applicable income tax treaty, or otherwise, the Member shall furnish the Board of Managers with such information and forms as such Member may be required to complete where necessary to comply with any and all laws and regulations governing the obligations of withholding tax agents. Each Member represents and warrants that any such information and forms furnished by such Member shall be true and accurate and agrees to indemnify the Company and each of the Members from any and all damages, costs and expenses resulting from the filing of inaccurate or incomplete information or forms relating to such withholding taxes.

                           --------------------------
                                  ARTICLE VI.

                           DISSOLUTION AND LIQUIDATION
                           ---------------------------

      6.1.   DISSOLUTION.

             The Company shall be dissolved:

                 (1) upon the affirmative vote to dissolve the Company by: (i) the Board of Managers or (ii) Members holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Members;

                 (2) upon the failure of Members to elect a successor Manager at a meeting called by the Adviser in accordance with
                       Section 2.6 hereof when no Manager remains to continue the business of the Company;

                 (3) upon the expiration of any two year period that commences on the date on which any Member has submitted, in accordance with the procedure specified in Section 4.5(e) hereof, a written notice to the Company requesting to tender its entire Interest for repurchase by the Company if such Interest has not been repurchased by the Company; or

                 (4)   as required by operation of law.

Dissolution of the Company shall be effective on the later of the day on which the event giving rise to the dissolution shall occur or the conclusion of any applicable 60 day period during which the Board of Managers and Members may elect to continue the business of the Company as provided above, but the Company shall not terminate until the assets of the Company have been liquidated in accordance with Section 6.2 hereof and the Certificate has been canceled.

      6.2.   LIQUIDATION OF ASSETS.

             (a)   Upon  the  dissolution  of the Company as provided in Section
6.1 hereof, the Board of Managers shall promptly appoint the Board of Managers or the Adviser as the liquidator and the Board of Managers or the Adviser shall liquidate the business and administrative affairs of the Company, except that if the Board of Managers does not appoint the Board of Managers or the Adviser as the liquidator or the Board of Managers or the Adviser is unable to perform this function, a liquidator elected by Members holding a majority of the total number of votes eligible to be cast by all Members shall promptly liquidate the business and administrative affairs of the Company. Net Profit and Net Loss during the period of liquidation shall be allocated pursuant to Section 5.4 hereof. The proceeds from liquidation (after establishment of appropriate reserves for contingencies in such amount as the Board of Managers or liquidator shall deem appropriate in its sole discretion as applicable) shall be distributed in the following manner:

                  (1) the debts of the Company, other than debts, liabilities or obligations to Members, and the expenses of liquidation (including legal and accounting expenses incurred in connection therewith), up to and including the date that distribution of the Company's assets to the Members has been completed, shall first be paid on a PRO RATA basis;

                  (2) such debts, liabilities or obligations as are owing to the Members shall next be paid in their order of seniority and on a PRO RATA basis; and

                  (3) the Members shall next be paid on a PRO RATA basis the positive balances of their respective Capital Accounts after giving effect to all allocations to be made to such Members' Capital Accounts for the Fiscal Period ending on the date of the distributions under this
                        Section 6.2(a)(3).

             (b) Anything in this Section 6.2 to the contrary notwithstanding, upon dissolution of the Company, the Board of Managers or other liquidator may distribute ratably in kind any assets of the Company; PROVIDED, HOWEVER, that if any in-kind distribution is to be made (i) the assets distributed in kind shall be valued pursuant to Section 7.3 hereof as of the actual date of their distribution and charged as so valued and distributed against amounts to be paid under Section 6.2(a) above, and (ii) any profit or loss attributable to property distributed in kind shall be included in the Net Profit or Net Loss for the Fiscal Period ending on the date of such distribution.

                          -----------------------------
                                  ARTICLE VII.

                  ACCOUNTING, VALUATIONS AND BOOKS AND RECORDS
                          -----------------------------

      7.1.   ACCOUNTING AND REPORTS.

             (a) The Company shall adopt for tax accounting purposes any accounting method that the Board of Managers shall decide in its sole discretion is in the best interests of the Company. The Company's accounts shall be maintained in U.S. currency.

             (b) As soon as practicable after the end of each Taxable Year, the Company shall furnish to each Member such information regarding the operation of the Company and such Member's Interest as is necessary for Members to complete Federal, state and local income tax or information returns and any other tax information required by Federal, state or local law.

             (c) Except as otherwise required by the 1940 Act, or as may otherwise be permitted by rule, regulation or order, within 60 days after the close of the period for which a report required under this Section 7.1 is being made, the Company shall furnish to each Member a semi-annual report and an annual report containing the information required by such Act. The Company shall cause financial statements contained in each annual report furnished hereunder to be accompanied by a certificate of independent public accountants based upon an audit performed in accordance with generally accepted auditing standards. The Company may furnish to each Member such other periodic reports as it deems necessary or appropriate in its discretion.

      7.2.   DETERMINATIONS BY THE BOARD OF MANAGERS.

             (a) All matters concerning the determination and allocation among the Members of the amounts to be determined and allocated pursuant to Article V hereof, including any taxes thereon and accounting procedures applicable thereto, shall be determined by the Board of Managers unless specifically and expressly otherwise provided for by the provisions of this Agreement or required by law, and such determinations and allocations shall be final and binding on all the Members.

             (b) The Board of Managers may make such adjustments to the computation of Net Profit or Net Loss or any components comprising the foregoing as it considers appropriate to reflect fairly and accurately the financial results of the Company and the intended allocation thereof among the Members.

     7.3.    VALUATION OF ASSETS.

             (a) Except as may be required by the 1940 Act, the Board of Managers shall value or have valued any Securities or other assets and liabilities of the Company as of the close of business on the last day of each

Fiscal Period in accordance with such valuation procedures as shall be established from time to time by the Board of Managers and which conform to the requirements of the 1940 Act. In determining the value of the assets of the Company, no value shall be placed on the goodwill or name of the Company, or the office records, files, statistical data or any similar intangible assets of the Company not normally reflected in the Company's accounting records, but there shall be taken into consideration any items of income earned but not received, expenses incurred but not yet paid, liabilities, fixed or contingent, and any other prepaid expenses to the extent not otherwise reflected in the books of account, and the value of options or commitments to purchase or sell Securities or commodities pursuant to agreements entered into prior to such valuation date.

             (b) The Company will value Interests in the Company at fair value, which ordinarily will be the value determined by the Board of Managers in accordance with the policies established by the Company.

             (c) Notwithstanding the previous sub-paragraph, in a situation where a Portfolio Manager allocates a Portfolio Fund's assets to special investment accounts or side pockets, the current fair value of the Master Fund's interest in that Portfolio Fund may not be accurately reflected in the Master Fund's and, thus, the Company's net asset value. This is because the Portfolio Manager's most recent computation of the fair value of the special investment account or side pocket may have last occurred a significant amount of time (I.E., as much as eleven months or longer) before the current monthly computation of the Company's and the Master Fund's net asset value. As a result, for any given month, the stated net asset value of the Master Fund and, thus, the Company may, under certain circumstances, be higher or lower than the value that would otherwise have been utilized had the Portfolio Manager determined and reported the fair value of any side pocket as of the end of the most recent calendar month.

             (d) The value of Securities and other assets of the Company and the net worth of the Company as a whole determined pursuant to this Section 7.3 shall be conclusive and binding on all of the Members and all parties claiming through or under them.

                           ---------------------------
                                 ARTICLE VIII.

                            MISCELLANEOUS PROVISIONS
                          -----------------------------

      8.1.   AMENDMENT OF LIMITED LIABILITY COMPANY AGREEMENT.

             (a) Except as otherwise provided in this Section 8.1, this Agreement may be amended, in whole or in part, with: (i) the approval of the Board of Managers (including the vote of a majority of the Independent Managers, if required by the 1940 Act) and (ii) if required by the 1940 Act, the approval of the Members by such vote as is required by the 1940 Act.

             (b)   Any amendment that would:

                 (1)    increase  the   obligation  of  a  Member  to  make  any
                        contribution to the capital of the Company;

                 (2) reduce the Capital Account of a Member other than in accordance with Article V; or

                 (3)    modify  the  events  causing  the   dissolution  of  the
                        Company;

may be made only if (i) the written consent of each Member adversely affected thereby is obtained prior to the effectiveness thereof or (ii) such amendment does not become effective until (A) each Member has received written notice of such amendment and (B) any Member objecting to such amendment has been afforded a reasonable opportunity (pursuant to such procedures as may be prescribed by the Board of Managers) to have its entire Interest repurchased by the Company.

             (c) The power of the Board of Managers to amend this Agreement at any time without the consent of the other Members as set forth in paragraph (a) of this Section 8.1 shall specifically include the power to:

                  (1)   restate  this  Agreement  together  with any  amendments
                        hereto  that  have  been  duly  adopted  in   accordance
                        herewith to incorporate such amendments in a single, integrated document;

                  (2) amend this Agreement (other than with respect to the matters set forth in Section 8.1(b) hereof) to effect compliance with any applicable law or regulation or to cure any ambiguity or to correct or supplement any provision hereof that may be inconsistent with any other provision hereof; and

                  (3) amend this Agreement to make such changes as may be necessary or advisable to ensure that the Company will not be treated as an association or as a publicly traded partnership taxable as a corporation as defined in
                        Section 7704(b) of the Code.

             (d) The Board of Managers shall cause written notice to be given of any amendment to this Agreement (other than any amendment of the type contemplated by clause (1) of Section 8.1 hereof) to each Member, which notice shall set forth (i) the text of the amendment or (ii) a summary thereof and a statement that the text thereof will be furnished to any Member upon request.

      8.2.   SPECIAL POWER OF ATTORNEY.

             (a) Each Member hereby irrevocably makes, constitutes and appoints each Manager, acting severally, and any liquidator of the Company's assets appointed pursuant to Section 6.2 hereof with full power of substitution, the true and lawful representatives and attorneys-in-fact of, and in the name, place and stead of, such Member, with the power from time to time to make, execute, sign, acknowledge, swear to, verify, deliver, record, file and/or publish:

                  (1) any amendment to this Agreement that complies with the provisions of this Agreement (including the provisions of Section 8.1 hereof);

                  (2) any amendment to the Certificate required because this Agreement is amended, including, without limitation, an amendment to effectuate any change in the membership of the Company; and

                  (3) all such other instruments, documents and certificates that, in the opinion of legal counsel to the Company, may from time to time be required by the laws of the United States, the State of Delaware or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Company as a limited liability company under the Delaware Act.

             (b) Each Member is aware that the terms of this Agreement permit certain amendments to this Agreement to be effected and certain other actions to be taken or omitted by or with respect to the Company without such Member's consent. If an amendment to the Certificate or this Agreement or any action by or with respect to the Company is taken in the manner contemplated by this Agreement, each Member agrees that, notwithstanding any objection that such Member may assert with respect to such action, the attorneys-in-fact appointed hereby are authorized and empowered, with full power of substitution, to exercise the authority granted above in any manner that may be necessary or appropriate to permit such amendment to be made or action lawfully taken or omitted.

Each Member is fully aware that each Member will rely on the effectiveness of this special power-of-attorney with a view to the orderly administration of the affairs of the Company.

             (c) This power-of-attorney is a special power-of-attorney and is coupled with an interest in favor of each of the Managers and as such:

                  (1) shall be irrevocable and continue in full force and effect notwithstanding the subsequent death or incapacity of any party granting this power-of-attorney, regardless of whether the Company or Board of Managers shall have had notice thereof; and

                  (2) shall survive the delivery of a Transfer by a Member of the whole or any portion of such Member's Interest, except that where the transferee thereof has been approved by the Board of Managers for admission to the Company as a substituted Member, this power-of-attorney given by the transferor shall survive the delivery of such assignment for the sole purpose of enabling the Board of Managers to execute, acknowledge and file any instrument necessary to effect such substitution.

      8.3.   NOTICES.

             Except as otherwise set forth in this Agreement, notices that are required to be provided under this Agreement shall be made, if to a Member, by regular mail, or if to the Board of Managers or the Adviser, by hand delivery, registered or certified mail return receipt requested, commercial courier service, telex or telecopier, and shall be addressed to the respective parties hereto at their addresses as set forth in the books and records of the Company. Notices shall be deemed to have been provided when delivered by hand, on the date indicated as the date of receipt on a return receipt or when received if sent by regular mail, commercial courier service, telex or telecopier. A document that is not a notice and that is required to be provided under this Agreement by any party to another party may be delivered by any reasonable means.

      8.4.   AGREEMENT BINDING UPON SUCCESSORS AND ASSIGNS.

             This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, assigns, executors, trustees or other legal representatives, but the rights and obligations of the parties hereunder may not be Transferred or delegated except as provided in this Agreement and any attempted Transfer or delegation thereof that is not made pursuant to the terms of this Agreement shall be void.

      8.5.    APPLICABILITY OF 1940 ACT AND FORM N-2.

             The parties hereto acknowledge that this Agreement is not intended to, and does not, set forth the substantive provisions contained in the 1940 Act and the Form N-2 that will affect numerous aspects of the conduct of the Company's business and of the rights, privileges and obligations of the Members. Each provision of this Agreement shall be subject to and interpreted in a manner consistent with the applicable provisions of the 1940 Act, other Federal securities laws and the Form N-2.

      8.6.   CHOICE OF LAW; ARBITRATION.

             (a) Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware, including the Delaware Act without regard to the conflict of law principles of such State.

             (b) Unless otherwise agreed in writing, each Member agrees to submit all controversies arising between Members or one or more Members and the Company to arbitration in accordance with the provisions set forth below and understands that:

                  (1)   arbitration is final and binding on the parties;

                  (2) they are waiving their right to seek remedies in court, including the right to a jury trial;

                  (3) pre-arbitration discovery is generally more limited and different from court proceedings;

                  (4) the arbitrator's award is not required to include factual findings or legal reasoning and a party's right to appeal or to seek modification of rulings by arbitrators is strictly limited; and

                  (5) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

             (c) All controversies that may arise among Members and one or more Members and the Company concerning this Agreement shall be determined by arbitration in New York City in accordance with the Federal Arbitration Act, to the fullest extent permitted by law. Any arbitration under this Agreement shall be determined before and in accordance with the rules then obtaining of either the New York Stock Exchange, Inc. (the "NYSE") or the National Association of Securities Dealers, Inc. (the "NASD"), as the Member or entity instituting the arbitration may elect. If the NYSE or NASD does not accept the arbitration for consideration, the arbitration shall be submitted to, and determined in accordance with the rules then obtaining of, the Center for Public Resources, Inc. in New York City. Judgment on any award of any such arbitration may be entered in the Supreme Court of the State of New York or in any other court having jurisdiction of the person or persons against whom such award is rendered. Any notice of such arbitration or for the confirmation of any award in any arbitration shall be sufficient if given in accordance with the provisions of this Agreement. Each Member agrees that the determination of the arbitrators shall be binding and conclusive upon them.

             (d) No Member shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the Member is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.

      8.7.   NOT FOR BENEFIT OF CREDITORS.

             The provisions of this Agreement are intended only for the regulation of relations among past, present and future Members, Managers and the Company. This Agreement is not intended for the benefit of non-Member creditors and no rights are granted to non-Member creditors under this Agreement.

      8.8.   CONSENTS.

             Any and all consents, agreements or approvals provided for or permitted by this Agreement shall be in writing and a signed copy thereof shall be filed and kept with the books of the Company.

      8.9.   MERGER AND CONSOLIDATION.

             (a) The Company may merge or consolidate with or into one or more limited liability companies formed under the Delaware Act or other business entities pursuant to an agreement of merger or consolidation that has been approved in the manner contemplated by Section 18-209(b) of the Delaware Act.

             (b) Notwithstanding anything to the contrary contained elsewhere in this Agreement, an agreement of merger or consolidation approved in accordance with Section 18-209(b) of the Delaware Act may, to the extent permitted by Section 18-209(f) of the Delaware Act, (i) effect any amendment to this Agreement, (ii) effect the adoption of a new limited liability company agreement for the Company if it is the surviving or resulting limited liability company in the merger or consolidation, or (iii) provide that the limited liability company agreement of any other constituent limited liability company to the merger or consolidation (including a limited liability company formed for the purpose of consummating the merger or consolidation) shall be the limited liability company agreement of the surviving or resulting limited liability company.


      8.10.  PRONOUNS.

             All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, firm or corporation may require in the context thereof.

      8.11.  CONFIDENTIALITY.

             (a) A Member may obtain from the Company such information regarding the affairs of the Company as is just and reasonable under the Delaware Act, subject to reasonable standards (including standards governing what information and documents are to be furnished, at what time and location and at whose expense) established by the Board of Managers.

             (b) Each Member covenants that, except as required by applicable law or any regulatory body, it will not divulge, furnish or make accessible to any other person the name and/or address (whether business, residence or mailing) of any Member (collectively, "Confidential Information") without the prior written consent of the Board of Managers, which consent may be withheld in its sole discretion.

             (c) Each Member recognizes that in the event that this Section 8.11 is breached by any Member or any of its principals, partners, members, directors, officers, employees or agents or any of its Affiliates, including any of such Affiliates' principals, partners, members, directors, officers, employees or agents, irreparable injury may result to the non-breaching Members and the Company. Accordingly, in addition to any and all other remedies at law or in equity to which the non-breaching Members and the Company may be entitled, such Members shall also have the right to obtain equitable relief, including, without limitation, injunctive relief, to prevent any disclosure of Confidential Information, plus reasonable attorneys' fees and other litigation expenses incurred in connection therewith. In the event that any non-breaching Member or the Company determines that any of the other Members or any of its principals, partners, members, directors, officers, employees or agents or any of its Affiliates, including any of such Affiliates' principals, partners, members, directors, officers, employees or agents should be enjoined from or required to take any action to prevent the disclosure of Confidential Information, each of the other non-breaching Members agrees to pursue in a court of appropriate jurisdiction such injunctive relief.

             (d) Notwithstanding anything in this Section 8.11 to the contrary, the Member (and each employee, representative or other agent of such Member), may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of (i) the Company and (ii) any of its transactions, and all materials of any kind (including opinions or other tax analyses) that are provided to the Member relating to such tax treatment and tax structure.

      8.12.  CERTIFICATION OF NON-FOREIGN STATUS.

             Each Member or transferee of an Interest from a Member shall certify, upon admission to the Company and at such other times thereafter as the Board of Managers may request, whether such Member is a "United States Person" within the meaning of Section 7701(a)(30) of the Code on forms to be provided by the Company, and shall notify the Company within 30 days of any change in such Member's status. Any Member who shall fail to provide such certification when requested to do so by the Board of Managers may be treated as a non-United States Person for purposes of U.S. Federal tax withholding and may be required to withdraw from the Company.

      8.13.  SEVERABILITY.

             If any provision of this Agreement is determined by a court of competent jurisdiction not to be enforceable in the manner set forth in this Agreement, each Member agrees that it is the intention of the Members that such provision should be enforceable to the maximum extent possible under applicable law. If any provisions of this Agreement are held to be invalid or unenforceable, such invalidation or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement (or portion thereof).

      8.14.  FILING OF RETURNS.

             The Board of Managers or its designated agent shall prepare and file, or cause the accountants of the Company to prepare and file, a Federal income tax return in compliance with Section 6031 of the Code and any required state and local income tax and information returns for each tax year of the Company.

      8.15.  TAX MATTERS PARTNER.

             (a) A Manager who is a Member shall be designated on the Company's annual Federal income tax return, and have full powers and responsibilities, as the Tax Matters Partner of the Company for purposes of Section 6231(a)(7) of the Code. In the event that no Manager is a Member, a Member shall be so designated. Should any Member be designated as the Tax Matters Partner for the Company pursuant to Section 6231(a)(7) of the Code, it shall, and each Member hereby does, to the fullest extent permitted by law, delegate to a Manager selected by the Board of Managers all of its rights, powers and authority to act as such Tax Matters Partner and hereby constitutes and appoints such Manager as its true and lawful attorney-in-fact, with power to act in its name and on its behalf, including the power to act through such agents or attorneys as it shall elect or appoint, to receive notices, to make, execute and deliver, swear to, acknowledge and file any and all reports, responses and notices and to do any and all things required or advisable, in the Manager's judgment, to be done by such a Tax Matters Partner. Any Member designated as the Tax Matters Partner for the Company under Section 6231(a)(7) of the Code shall be indemnified and held harmless by the Company from any and all liabilities and obligations that arise from or by reason of such designation.

             (b) Each person (for purposes of this Section 8.15, called a "Pass-Thru Member") that holds or controls an interest as a Member on behalf of, or for the benefit of, another person or persons, or which Pass-Thru Member is beneficially owned (directly or indirectly) by another person or persons, shall, within 30 days following receipt from the Tax Matters Partner of any notice, demand, request for information or similar document, convey such notice or other document in writing to all holders of beneficial interests in the Company holding such interests through such Pass-Thru Member. In the event the Company shall be the subject of an income tax audit by any Federal, state or local authority, to the extent the Company is treated as an entity for purposes of such audit, including administrative settlement and judicial review, the Tax Matters Partner shall be authorized to act for, and its decision shall be final and binding upon, the Company and each Member thereof. All expenses incurred in connection with any such audit, investigation, settlement or review shall be borne by the Company.

      8.16.  SECTION 754 ELECTION.

             The Board of Managers may, in its sole discretion, cause the Company to make or revoke any tax election that the Board of Managers deems appropriate, including without limitation an election pursuant to Section 475 or
Section 754 of the Code.

      8.17.  MEMBER TAX BASIS.

             Upon request of the Board of Managers, each Member agrees to provide to the Board of Managers information regarding its adjusted tax basis in its Interest along with documentation substantiating such amount.

             EACH OF THE UNDERSIGNED ACKNOWLEDGES HAVING READ THIS AGREEMENT IN ITS ENTIRETY BEFORE SIGNING, INCLUDING THE PRE-DISPUTE ARBITRATION CLAUSE SET FORTH IN SECTION 8.6 AND THE CONFIDENTIALITY CLAUSE SET FORTH IN SECTION 8.11.

             IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                     MANAGERS:


                                     /S/ GERALD HELLERMAN
                                     ------------------------------------------
                                     Gerald Hellerman


                                     /S/ WILLIAM J. LANDES
                                     ------------------------------------------
                                     William J. Landes


                                     /S/ PAUL D. MALEK
                                     ------------------------------------------
                                     Paul D. Malek


                                     /S/ GEORGE W. MORRISS
                                     ------------------------------------------
                                     George W. Morriss

                                     MEMBERS:

                                     Each person who shall sign an investor application or certification and who shall be accepted by the Board of Managers to the Company as a Member.

                                   APPENDIX B







Old Mutual Absolute Return Fund, L.L.C.


Financial Statements

For the fiscal year ended March 31, 2008

                     Old Mutual Absolute Return Fund, L.L.C.
                                Table of Contents

Financial Statements:


Report of Independent Registered Public Accounting Firm.......................1
Statement of Assets and Liabilities...........................................2
Statement of Operations.......................................................3
Statements of Changes in Members' Capital............................. .......4
Statement of Cash Flows.......................................................5
Financial Highlights..........................................................6
Notes to Financial Statements.................................................7
Board of Managers and Officers of the Fund (unaudited).......................15












For a description of the portfolio holdings of the Master Fund (as defined in Note 1), into which the Fund invests substantially all of its assets, please see the attached financial statements of the Master Fund, which should be read in conjunction with the financial statements of the Fund.

The Fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (the "Commission") for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the Commission's website at HTTP://WWW.SEC.GOV, and may be reviewed and copied at the Commission's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, as well as information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30, is available (i) without charge, upon request, by calling toll free (888) 266-2200; and (ii) on the Commission's website at HTTP://WWW.SEC.GOV.

                                                     Anchin, Block & Anchin, LLP
                                                          Accountants & Advisors
                                                1375 Broadway New York, NY 10018
                                                                    212 840-3456
                                                                  WWW.ANCHIN.COM





             Report of Independent Registered Public Accounting Firm

To the Board of Managers and Members
Old Mutual Absolute Return Fund, L.L.C.

     We have audited the accompanying statement of assets and liabilities of Old Mutual Absolute Return Fund, L.L.C. (formerly Old Mutual 2100 Absolute Return Fund, L.L.C.) as of March 31, 2008 and the related statements of operations and cash flows for the year then ended and changes in members' capital and financial highlights for the year then ended and the period for November 1, 2006 (commencement of operations) through March 31, 2007. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. As more fully described in the notes to the financial statements, the Company invests all of its assets in Old Mutual Absolute Return Master Fund, L.L.C. The audited financial statements of Old Mutual Absolute Return Master Fund, L.L.C. are attached and are an integral part of these statements.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Old Mutual Absolute Return Fund, L.L.C. as of March 31, 2008, and the results of its operations and its cash flows for the year then ended and changes in members' capital and financial highlights for the year then ended and for the period November 1, 2006 (commencement of operations) through March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

                                                      Anchin, Block & Anchin LLP

New York, N. Y.
May 29, 2008

                     Old Mutual Absolute Return Fund, L.L.C.
                       Statement of Assets and Liabilities
                                 March 31, 2008


ASSETS
Investment in Old Mutual Absolute Return
     Master Fund, L.L.C.                                        $  11,618,919
Receivable due from Adviser                                           837,307
Due from Old Mutual Absolute
     Return Master Fund, L.L.C.                                        53,178
Other assets                                                            8,887
                                                                 ------------
     TOTAL ASSETS                                                  12,518,291
                                                                 ------------

LIABILITIES
Administration fees payable                                            87,915
Professional fee payable                                               60,239
Redemptions payable                                                    54,822
Management fee payable                                                 48,986
Marketing and Member Servicing fees payable                            17,879
Board of Managers' fees payable                                         3,750
Other accrued expenses                                                 15,601
                                                                 ------------
     TOTAL LIABILITIES                                                289,192
                                                                 ------------

     NET ASSETS                                                 $  12,229,099
                                                                =============

MEMBERS' CAPITAL
Net capital                                                     $  10,970,694
Accumulated net investment loss                                      (398,869)
Net realized gain on investments allocated from Master Fund           496,741
Net unrealized appreciation on investments allocated
    from Master Fund                                                1,160,533
                                                                -------------
       MEMBERS' CAPITAL                                         $  12,229,099
                                                                =============


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                     Old Mutual Absolute Return Fund, L.L.C.
                             Statement of Operations
                        For the year ended March 31, 2008


INVESTMENT INCOME ALLOCATED FROM OLD MUTUAL
    ABSOLUTE RETURN MASTER FUND, L.L.C.:

       Interest                                                    $   32,985
                                                                   ----------
EXPENSES ALLOCATED FROM OLD MUTUAL
    ABSOLUTE RETURN MASTER FUND, L.L.C.:
       Professional fees                                              211,001
       Insurance fees                                                  23,202
       Marketing fees                                                  20,914
       Filing fees                                                     10,263
       Reimbursement expense                                           13,457
       Offering Costs                                                   7,761
       Board of Managers' fees                                          6,760
       Administration fee                                               4,507
       Custody fee                                                      1,352
       Other expenses                                                   9,513
                                                                   ----------
           Total Expenses allocated from Old Mutual
              Absolute Return Master Fund, L.L.C.                     308,730
                                                                   ----------

FUND EXPENSES:
       Professional fees                                              176,932
       Management fee                                                 136,241
       Administration fee                                             105,650
       Marketing and Member Servicing fee                             100,005
       Offering costs                                                  47,352
       Filing fees                                                     47,411
       Registration fees                                               21,936
       Marketing fees                                                  19,325
       Board of Managers' fees                                          7,500
       Custody fee                                                      1,500
       Other expenses                                                  16,131
                                                                   ----------
           Total Fund Expenses                                        679,983
                                                                   ----------
       Total expense before reimbursement                             988,713

       Fund expenses reimbursed                                      (661,505)
                                                                   -----------
           Net Expenses                                               327,208
                                                                   -----------
NET INVESTMENT LOSS                                                  (294,223)
                                                                   -----------
NET REALIZED AND UNREALIZED GAIN/LOSS) ON
   INVESTMENTS ALLOCATED FROM MASTER FUND
Net realized gain on investments
   allocated from Master Fund                                         501,197
Net change in unrealized appreciation on
   on investments allocated from Master Fund                          676,285
                                                                   ----------
NET REALIZED AND UNREALIZED GAIN                                    1,177,482
                                                                   ----------
NET INCREASE IN MEMBERS' CAPITAL DERIVED
   FROM INVESTMENT ACTIVITIES                                      $  883,259
                                                                   ==========

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.



                             Old Mutual Absolute Return Fund, L.L.C.
                             Statements of Changes in Members' Capital


                                                           For the Year         November 1, 2006*
                                                               Ended                   to
                                                           March 31, 2008        March 31, 2007
                                                           --------------       -----------------


FROM INVESTMENT ACTIVITIES:
   Net investment loss**                                 $    (294,223)           $  (104,646)
   Net realized gain on investments
     allocated from Master Fund                                501,197                 (4,456)
   Net change in unrealized appreciation on
     investments allocated from Master Fund                    676,285                484,248
                                                         ---------------         ----------------
             Net increase in Members' Capital
               derived from investment activities              883,259                375,146
                                                         ---------------         ----------------

MEMBERS' CAPITAL TRANSACTIONS:
    Proceeds from Sales of Interests                         1,282,375              9,696,310
    Redemptions of Interests                                  (107,991)                    -
                                                         ----------------        -----------------
        Total Members' Capital Transactions                  1,174,384              9,696,310
                                                         ----------------        -----------------

NET INCREASE IN MEMBERS' CAPITAL:                            2,057,643             10,071,456
Members' Capital at Beginning of Period                     10,171,456                100,000
                                                         ----------------        -----------------
Members' Capital at End of Period                        $   12,229,099          $ 10,171,456
                                                         ================        =================


ACCUMULATED NET INVESTMENT LOSS                          $     (398,869)         $   (104,646)
                                                         ----------------        -----------------




  * Commencement of operations.
**  Investment income less net expenses.


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.



                     Old Mutual Absolute Return Fund, L.L.C.
                             Statement of Cash Flows
                        For the year ended March 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net increase in Members' Capital derived from investment activities               $    883,259
Adjustments to reconcile net increase in Members' Capital derived from investment activities to net cash used in operating activities:
       Purchases of investment in Old Mutual
           Absolute Return Master Fund, L.L.C.                                      (1,229,198)
       Proceeds from sales of investment in Old Mutual
           Absolute Return Manster fund, L.L.C.                                        489,150
       Net realized gain on investments allocated
           from Master Fund                                                           (501,197)
       Net change in unrealized appreciation on
           investments allocated from Master Fund                                     (676,285)
       Net investment loss allocated from Master Fund                                  275,745
       Increase in receivable from Master Fund                                          (2,837)
       Decrease in deferred offering costs                                              47,352
       Increase in receivable due from Adviser                                        (578,402)
       Ubcrease in other assets                                                         (8,887)
       Decrease in management fee payable                                               (2,203)
       Increase in administration fee payable                                           57,329
       Decrease in professional fees payable                                            (6,707)
       Increase in Member Services fee payable                                          17,879
       Increase in Board of Managers' fees payable                                       2,708
       Increase in other accrued expenses                                                3,088
                                                                                   ---------------
Net cash used in operating activities                                               (1,229,206)
                                                                                   ---------------


CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sales of Interests                                                     1,282,375
Redemptions of Interests                                                               (53,169)
                                                                                   ---------------
Net cash provided by financing activities                                            1,229,206
                                                                                   ---------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                                     -
Cash and cash equivalents, beginning of Year                                                -
                                                                                   ---------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                             $        -
                                                                                   ===============

SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES:
Redemptions payable                                                                $    54,822
                                                                                   ===============



    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


                     Old Mutual Absolute Return Fund, L.L.C.
                             Financial Highlights

                                               For the Year          November 1, 2006*
                                                   Ended                   to
                                              March 31, 2008         March 31, 2007
                                              ----------------       -----------------

Total Return                                       8.31   %              3.85   %(1)

Net assets, end of period (000's)             $   12,229             $   10,171

Ratio to average net assets:
   Expenses, before waivers and
       reimbursents(2)                             8.92   %              8.95   %(3)

   Expenses, net of waivers and
       reimbursements(2)                           2.95   %              2.95   %(3)

   Net investment loss, before waivers
       and reimbursements                         (8.62)  %              (8.56) %(3)

   Net investment loss, net of waivers
       and reimbursements                         (2.65)  %              (2.56) %(3)

Portfolio turnover rate(5)                        25.01   %               2.52% %(4)



       *   Commencement of operations.
      (1) Total return is for the period indicated and has not been annualized.
      (2) Expenses of Portfolio Funds from the Master Fund are not included in the expense ratio.
      (3) Annualized.
      (4) Not annualized.
      (5) Represents portfolio turnover rate of Old Mutual Absolute Return Master Fund, L.L.C.

     Note: The expense ratios, the net investment loss ratio, and the total return percentages are calculated for the Members taken as a whole. The computation of such ratios and return based on the amount of expenses charged to any specific Member may vary from the overall ratios presented in the financial statements as a result of the timing of capital transactions.


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                     Old Mutual Absolute Return Fund, L.L.C.
                          Notes to Financial Statements

                                 March 31, 2008

1. ORGANIZATION

Old Mutual Absolute Return Fund, L.L.C. (the "Fund") (formerly Old Mutual 2100 Absolute Return Fund, L.L.C.) is a Delaware limited liability company that is registered under the Investment Company Act of 1940, as amended (the "1940 Act") as a non-diversified, closed-end, management investment company, which was formed on April 25, 2006 and commenced operations on November 1, 2006.

Investors  who  purchase  limited   liability  company  interests  in  the  Fund
("Interests") and are admitted to the Fund by its Board of Managers (the "Board"), become members of the Fund ("Members").

The Fund employs a "fund of funds" investment program that enables eligible investors, through one investment, to participate in the investment programs of a professionally selected group of asset managers without being subject to the high minimum investment requirements that many asset managers typically impose. The Fund is similar to a private investment fund in that it is actively managed and Interests are sold solely to high net worth individual and institutional investors, but differs from a typical private investment fund in that it has registered as an investment company under the 1940 Act and has registered the offering of its Interests under the Securities Act of 1933, as amended (the "1933 Act").

The Fund's investment objective is to seek to generate attractive returns while attempting to reduce volatility. In pursuing its investment objective, the Fund invests substantially all of its assets in Old Mutual Absolute Return Master Fund, L.L.C. (the "Master Fund") (formerly Old Mutual 2100 Absolute Return Master Fund, L.L.C.), a Delaware limited liability company, which, like the Fund, is registered under the 1940 Act. The Master Fund, in turn, invests its assets primarily in private investment funds, joint ventures, investment companies and other similar investment vehicles ("Portfolio Funds") that are managed by a select group of portfolio managers ("Portfolio Managers") that invest in a variety of financial markets and utilize a broad range of alternative investment strategies. The Master Fund has the same investment objective and substantially the same investment policies as those of the Fund. The form of investment structure is commonly known as a "master/feeder fund" arrangement.

2. SIGNIFICANT ACCOUNTING POLICIES

The Fund's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The following is a summary of the significant accounting policies followed by the Fund:

A. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Adviser (as defined in Note 3.A.) to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

                     Old Mutual Absolute Return Fund, L.L.C.
                    Notes to Financial Statements (continued)

2. SIGNIFICANT ACCOUNTING POLICIES (CONCLUDED)

B. Portfolio Valuation and Investment Transactions

The net asset value of the Fund is determined by or at the direction of the Adviser as of the close of business as of the end of each month in accordance with the valuation principles as may be determined from time to time pursuant to policies established by the Board. The net asset value of the Fund is primarily based on the net asset value of its interest in the Master Fund. The net asset value of the Master Fund is primarily based on the fair value of each of its interests in Portfolio Funds. The valuation of Portfolio Funds held by the Master Fund is discussed in the notes to the Master Fund's financial statements. The audited financial statements of the Master Fund are attached, including the schedule of investments, and are an integral part of these financial statements. The percentage of the Master Fund owned by the Fund at March 31, 2008 was 89.7%.

The Fund records its proportionate share of the Master Fund's investment income, expenses, realized and unrealized gains and losses.

C. Income Taxes

Counsel to the Fund rendered an opinion that the Fund will be classified as a partnership and not as an association taxable as a corporation for Federal tax purposes. Counsel to the Fund also has rendered its opinion that, under a "facts and circumstances" test, the Fund will not be treated as a "publicly traded partnership" taxable as a corporation. Accordingly, the Fund should not be subject to Federal income tax, and each Member will be required to report on its own annual tax return such Member's distributive share of the Fund's taxable income or loss.

On July 13, 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Accordingly, the Fund adopted FIN 48 effective April 1, 2007. Based on its analysis, management has determined that the adoption of FIN 48 did not have a material impact to the Fund's financial statements upon adoption. However, management's conclusions regarding FIN 48 may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analyses of and changes to tax laws, regulations and interpretations thereof.

D. Distribution Policy

The Fund has no present intention of making periodic distributions of its net investment income or capital gains, if any, to Members. The amount and frequency of distributions, if any, will be determined in the sole discretion of the Board.

                     Old Mutual Absolute Return Fund, L.L.C.
                    Notes to Financial Statements (continued)

2. SIGNIFICANT ACCOUNTING POLICIES (CONCLUDED)

E. Cash and cash equivalents

The Fund maintains a bank account in Pennsylvania. The Federal insurance on this account insures cash balances up to $100,000.

F.  Income and Expense Recognition

The Fund records its proportionate share of the Master Fund's investment income, expenses, realized and unrealized gains and losses.

3. MANAGEMENT FEE, RELATED PARTY TRANSACTIONS AND OTHER

A.  Related Parties

Larch Lane Advisors LLC (the "Adviser") (formerly, 2100 Larch Lane LLC), a Delaware limited liability company, serves as the investment adviser of the Fund pursuant to an agreement dated October 13, 2006. The initial term of the agreement expires on October 13, 2008 and may be continued in effect from year to year thereafter if its continuance is approved annually. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). LLA Holdings, LLC, the special member of the Adviser, owns 81.25% of the Adviser and is an indirect majority-owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a wholly-owned subsidiary of Old Mutual plc, a London exchange listed international financial services firm. OMUSH is also a member of the Fund and the Master Fund. OMUSH purchased $100,000 of Interests during the period ended March 31, 2007. OMUSH did not purchase or sell any Interests during the year ended March 31, 2008 and owns $112,493 of Interests as of March 31, 2008. The Adviser is responsible for developing, implementing and supervising the Fund's investment program and providing day-to-day management services to the Fund.

In consideration for the services provided by the Adviser, the Fund pays the Adviser a monthly management fee, payable in arrears within 30 business days after the end of the month, at an annualized rate of 1.25% of the Fund's net assets as of the end of each month, after adjustment for any purchases and repurchases of Interests during the month.

The Fund has entered into a distribution agreement (the "Distribution Agreement") with Old Mutual Investment Partners (the "Distributor"), an indirect, wholly-owned subsidiary of OMUSH, dated October 13, 2006 to act as the distributor for the sale of Interests and facilitate and assist in (or arrange for) the provision by broker-dealers ("Selected Dealers") of investor services ("Member Services") to Members that are customers of Selected Dealers. Member Services refer principally to handling Member inquiries regarding the Fund or their investments in the Fund. The initial term of the agreement expires on October 13, 2008 and may be continued in effect from year to year thereafter if its continuance is approved annually.

The Distributor is entitled to charge a sales load to each investor on the purchase price of its Interests of up to 2%. The specific amount of the sales load paid with respect to a Member is generally dependent on the size of the investment in the Fund. The sales load will be charged as a percentage of an investor's investment amount. The sales load will not constitute an investment made by the investor in the Fund.

                     Old Mutual Absolute Return Fund, L.L.C.
                    Notes to Financial Statements (continued)

3. MANAGEMENT FEE, RELATED PARTY TRANSACTIONS AND OTHER (CONTINUED)

The sales load may be adjusted or waived at the sole discretion of the applicable selected dealer in consultation with the Fund, and is expected to be waived for the Adviser and its affiliates, including the directors, partners, principals, officers and employees of each of these entities, and employees of the Selected Dealers and certain of their affiliates. The amount of sales load charged by the distributor for the year ended March 31, 2008 was $7,625.

In addition, as compensation for the sale and marketing of Interests, as well as providing Member Services, the Fund pays the Distributor a monthly fee at an annual rate of 0.90% of the net assets of the Fund (the "Marketing and Member Servicing Fee"). This fee is calculated as of the end of the month, after adjustment for any purchases and repurchases of Interests during the month. The fee is due and payable in arrears within 30 business days after the end of such month.

The Fund and the Master Fund have entered into a Master/Feeder Agreement dated October 13, 2006. Pursuant to the agreement, the Fund and the Master Fund will each have the same investment objective and substantially the same investment policies. The Fund will pursue its investment objective by investing on an ongoing basis substantially all of its investable assets in the Master Fund in exchange for limited liability company interests in the Master Fund. The
Master/Feeder Agreement will remain in effect unless terminated by the Fund or the Master Fund.

B.  Other

Pursuant to an administrative services agreement dated October 13, 2006 and amended February 8, 2007, SEI Investments Global Funds Services (the "Administrator"), provides various administrative services to the Fund and the Master Fund, including fund accounting, investor accounting and taxation services, maintaining the register of the Fund and generally performing all actions related to the issuance and transfer of Interests; reviewing and, subject to approval by the Fund, accepting subscriptions for Interests and accepting payment therefore; performing all acts related to the repurchase of Interests; and performing all other clerical services necessary in connection with the administration of the Fund. The initial term of the agreement expires on November 1, 2009 and may be continued in effect from year to year thereafter if its continuance is approved annually.

In consideration for the services provided by the Administrator, the Fund pays the Administrator an annual fee, calculated and assessed monthly in arrears based on the aggregate net assets of the Fund as of the prior month end as follows: 0.13% on the first $100 million in aggregate net assets, 0.11% on the next $200 million in net assets, 0.09% on the next $200 million in net assets, and 0.07% on aggregate net assets in excess of $500 million, subject to a minimum annual fee of $85,000 through October 31, 2007, with an increase to $135,000 for the next contract year, which will increase in subsequent years and which is allocated among the Fund and Old Mutual Absolute Return Institutional Fund, L.L.C. on a pro rata basis among the funds based on the net assets of each fund.

SEI Private Trust Company (the "Custodian") serves as the custodian for the assets of the Fund pursuant to an agreement dated October 13, 2006. In consideration for the services provided by the Custodian, the Fund pays the Custodian a monthly fee at an annualized rate of 0.0025% of the Fund's net assets, subject to a minimum annual fee of $1,500. The agreement will remain in effect unless terminated by the Fund or the Custodian.

                     Old Mutual Absolute Return Fund, L.L.C.
                    Notes to Financial Statements (continued)

3. MANAGEMENT FEE, RELATED PARTY TRANSACTIONS AND OTHER (CONCLUDED)

The Custodian also serves as the escrow agent with respect to monies received from prospective investors in advance of dates when Interests may be purchased and monies may be transmitted to the Fund pursuant to an agreement dated October 13, 2006. In consideration for the services provided by the Custodian as escrow agent to the Fund, the Fund pays the Custodian a monthly fee at an annualized rate of 0.0025% of the Fund's net assets, subject to a minimum annual fee of $1,500, which is included in other expenses. The agreement will remain in effect unless terminated by the Fund or the Custodian.

The Fund is managed by the Board and each member of the Board who is not an "interested manager" of the Fund, as defined by the 1940 Act (the "Independent Managers"), is entitled to an annual retainer of $2,500 and will be reimbursed by the Fund for travel-related expenses. The Independent Managers of the Board are Gerald Hellerman, Paul D. Malek, and George W. Morriss.

4. FUND EXPENSES

In addition to fees paid under the Investment Management Agreement, Distribution Agreement, Administrative Services Agreement and Custodian Agreement, the Fund bears its own operating expenses and, through its investment in the Master Fund, its portion of the Master Fund's operating expenses. These operating expenses include, but are not limited to: all investment-related expenses (including, but not limited to, fees paid director or indirectly to Portfolio Managers, investment-related interest expenses, all costs and expenses directly related to portfolio transactions and positions for the Master Fund's account such as direct and indirect expenses associated with the Master Fund, transfer taxes and premiums and taxes withheld on foreign dividends); any non-investment related interest expense; fees and disbursements of any attorneys and accountants engaged on behalf of the Fund and the Master Fund; entity-level taxes, audit and tax preparation fees and expenses; administrative expenses and fees of the Master Fund; custody expenses of the Fund and the Master Fund; escrow expenses of the Fund; the costs of an errors and omissions/directors and officers liability insurance and a fidelity bond for the Fund and the Master Fund; fees and travel-related expenses of the Board of the Fund and the Master Fund who are not employees of the Adviser or any affiliate of the Adviser; all costs and charges for equipment or services used in communicating information regarding the Fund's and Master Fund's transactions among the sub-adviser and any custodian or other agent engaged by the Fund; any extraordinary expenses; and such other expenses as may be approved from time to time by the Board.

The Fund also indirectly bears fees and expenses of the Master Fund, as an investor in the Portfolio Funds. Each Portfolio Manager generally receives a management fee and a performance fee or allocation with respect to the assets of Portfolio Funds that it manages. The amount of these fees and allocations varies among Portfolio Managers, but the management fees are generally expected to be between 1.0%-2.0%, on an annual basis, of the total assets managed by a Portfolio Manager, and the performance fees or allocations are generally expected to be between 15%-25% of the net capital appreciation (if any) in the assets managed by a Portfolio Manager.

Expenses of the Fund are paid by the Master Fund, with a corresponding charge to the Fund's capital account.

                     Old Mutual Absolute Return Fund, L.L.C.
                    Notes to Financial Statements (continued)

4. FUND EXPENSES (CONTINUED)

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement dated October 13, 2006 (the "Expense Limitation Agreement") under which the Adviser has agreed to waive its fees, or to pay or absorb the ordinary operating expenses of the Fund (including the portion of the Master Fund's fees and expenses borne by the Fund), to the extent that they exceed 2.95% per annum of the Fund's average monthly net assets (the "Expense Limitation"). In consideration of the Adviser's agreement to limit the Fund's expenses, the Fund will carry forward the amount of expenses waived, paid or absorbed by the Adviser in the excess of the Expense Limitation for a period not to exceed three years from the end of the fiscal year in which they were incurred and will reimburse the Adviser (or its affiliate) such amounts. Reimbursement will be made as promptly as possible but only to the extent it does not cause the Fund's ordinary operating expenses to exceed the Expense Limitation. As of March 31, 2008, the amount of the carryforward is $1,136,585 of which includes $475,080 and $661,505 from the fiscal years ended March 31, 2007 and 2008, respectively. None of the fees charged to the fund by the Portfolio Funds will be subject to the Expense Limitation Agreement. In addition the Adviser has also paid various expenses for the Fund for which the Fund has a non-interest bearing payable which is due upon demand, and is offset against the receivable.

5.  INITIAL OFFERING COSTS AND ORGANIZATION EXPENSES

The Fund incurred initial offering costs totaling approximately $81,175 comprised principally of legal costs pertaining to the preparation of the Fund's offering documents. These costs were amortized over the initial twelve-month period which expired on October 31, 2007.

6.  BORROWINGS

The Fund and the Master Fund are authorized to borrow money for investment purposes, to meet repurchase requests and for cash management purposes. Borrowings by the Fund and the Master Fund are subject to a 300% asset coverage requirement under the 1940 Act. Portfolio Funds that are not registered investment companies are not subject to this requirement. The Fund had no borrowings during the year ended March 31, 2008.

7.  CAPITAL ACCOUNTS AND ALLOCATIONS

The Fund maintains a separate capital account for each Member. The net profits or net losses of the Fund (including, without limitation, net realized gain or loss and the net change in unrealized appreciation or depreciation of securities positions) are credited to or debited against the capital accounts of Members as of the end of each fiscal period in accordance with their respective investment percentages for the period. Each Member's investment percentage is determined each fiscal period by dividing, as of the commencement of the period, the balance of the Member's capital account by the sum of the balances of the capital accounts of all Members.

                     Old Mutual Absolute Return Fund, L.L.C.
                    Notes to Financial Statements (continued)

7.  CAPITAL ACCOUNTS AND ALLOCATIONS (CONTINUED)

A fiscal period begins on the day after the last day of the preceding fiscal period and ends at the close of business on the first to occur of: (i) the last day of each fiscal year (March 31); (ii) the last day of each taxable year (December 31); (iii) the day preceding the date as of which any contributions to the capital of the Fund is made; (iv) any day as of which the Fund repurchases the Interest (or portion thereof) of any Member; or (v) any day as of which any amount is credit to or debited from the capital account of any Member other than an amount to be credited to or debited from the capital accounts of all Members in accordance with their respective investment percentages.

8. SUBSCRIPTIONS AND REDEMPTIONS OF INTERESTS

Generally, the minimum initial investment in the Fund from each investor is $250,000 and the minimum additional investment in the Fund is $25,000. The minimum initial and minimum additional investment requirements may be reduced or increased by the Board.

Generally, the Fund expects to offer Interests once a month as of the first business day of each month or more or less frequently in the sole discretion of the Board.

Generally, Interests are not redeemable and a Member has no right to require the Fund to redeem its Interest. The Fund will from time to time make offers to repurchase Interests from Members pursuant to written tenders. Repurchase offers will be made at such times and on such terms as may be determined by the Board, in its sole discretion. In determining whether the Fund should offer to repurchase Interests or portions thereof from Members, the Board will consider the recommendations of the Adviser. The Adviser currently expects that it will recommend to the Board that the Fund offer to repurchase Interests from Members four times each year, as of the last day of each calendar quarter.

The Board will also consider the following factors, among others, in making a determination as to whether to make an offer to repurchase Interests from
Members: (i) whether any Members have requested the Fund to repurchase their Interests or portions thereof; (ii) the liquidity of the Fund's assets (including the liquidity of investments held by the Master Fund); (iii) the investment plans and working capital requirements of the Fund; (iv) the relative economies of scale with respect to the size of the Fund; (v) the history of the Fund in repurchasing Interests; (vi) the economic condition of the securities markets; and (vii) the anticipated tax consequences of any proposed repurchases of Interests or portions thereof.

9. TENDER OFFER

On March 31, 2008 the Fund offer to purchase up to $1,000,000 of interest from tendered by Members at a price equal to the net asset value as of June 30,2008. In May 2008, the fund accepted tender offer requests of approximately $30,000. The final tender amount will be based upon the June 30, 2008 net asset value.

                     Old Mutual Absolute Return Fund, L.L.C.
                    Notes to Financial Statements (continued)

10. INDEMNIFICATIONS

In the normal course of business, the Fund enters into contracts that contain a variety of representations which provide general indemnifications. The Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be against the Fund that have not yet occurred. However, based on experience, the Fund expects the risk of loss to be remote.

11. RECENT ACCOUNTING PRONOUNCEMENTS


In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement on Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. At this time, management is evaluating the implications of FAS 157 and its impact on the financial statements has not yet been determined.

12. SUBSEQUENT EVENT

Subsequent to year end through May 29, 2008, the Fund received proceeds from sales of Interests of $3,070,117.


                                              Old Mutual Absolute Return Fund, L.L.C.
                                      Board of Managers and Officers of the Fund (unaudited)

------------------------------------------------------------------------------------------------------------------------------------
NAME, AGE               TERM OF             PRINCIPAL                          NUMBER OF        OTHER
and POSITION            OFFICE              OCCUPATION DURING                  FUNDS IN         DIRECTORSHIPS
WITH THE                AND                 PAST 5 YEARS                       FUND             HELD BY
FUND                    LENGTH                                                 COMPLEX          MANAGERS
                        OF TIME                                                OVERSEEN
                        SERVED                                                 BY MANAGER
------------------------------------------------------------------------------------------------------------------------------------

                                     DISINTERESTED MANAGERS+
------------------------------------------------------------------------------------------------------------------------------------

Gerald Hellerman        Indefinite/since    Principal, Hellerman Associates        6            Director, The Mexico Equity and
                        October 2006        (financial and corporate                            Income Fund, Inc.; Director,
Year of Birth: 1937                         consulting), 1993 - present;                        Innovative Clinical Solutions,
                                            Chief Compliance Officer, The                       Ltd.; Director, FNC Realty;
Manager                                     Mexico Equity and Income Fund,                      Director, MVC Capital, Inc.;
                                            Inc., June 2001 - present                           Director, Brantley Capital
                                                                                                Corporation
------------------------------------------------------------------------------------------------------------------------------------

Paul D. Malek           Indefinite/since    General Counsel, Latigo Partners,      6            None
                        October 2006        LP (investment management),
Year of Birth: 1967                         February 2006 - present:
                                            Associate, Milbank, Tweed
Manager                                     Hadley & McCloy LLP, May 2001
                                            - January 2006.
------------------------------------------------------------------------------------------------------------------------------------

George W. Morriss       Indefinite/since    Executive Vice President and           6            Trustee/Director, Open-end
                        October 2006        Chief Financial Officer, People's                   and closed-end funds in
Year of Birth: 1947                         Bank (financial services company),                  Neuberger Berman Fund
                                            1991 - 2001.                                        Complex.
Manager
------------------------------------------------------------------------------------------------------------------------------------

                              INTERESTED MANAGERS+*
------------------------------------------------------------------------------------------------------------------------------------

Matthew Appelstein      Indefinite/Since    Senior Vice President of Product       6            Trustee, Old Mutual/Claymore
                        April 2008          Strategy and Retirement Solution                    Long-Short Fund; Trustee,
Year of Birth: 1961                         Planning, Old Mutual (US)                           TS&W/Claymore Tax-Advantaged
                                            Holdings Inc., 2007 - present;                      Balanced Fund
Manager, President                          Head of Investment Services and
and Chief Executive                         Product Development, Old Mutual
Officer                                     (US) Holdings Inc., 2003-2007.
------------------------------------------------------------------------------------------------------------------------------------





                                         Old Mutual Absolute Return Fund, L.L.C.
                           Board of Managers and Officers of the Fund (unaudited) (concluded)

------------------------------------------------------------------------------------------------------------------------------------
NAME, AGE               TERM OF             PRINCIPAL                          NUMBER OF        OTHER
and POSITION            OFFICE              OCCUPATION DURING                  FUNDS IN         DIRECTORSHIPS
WITH THE                AND                 PAST 5 YEARS                       FUND             HELD BY
FUND                    LENGTH                                                 COMPLEX          MANAGERS
                        OF TIME                                                OVERSEEN
                        SERVED                                                 BY MANAGER
------------------------------------------------------------------------------------------------------------------------------------

                                            OFFICERS WHO ARE NOT MANAGERS+
------------------------------------------------------------------------------------------------------------------------------------

Ross Weissman           Indefinite/Since    Chief Financial Officer, Larch       N/A                N/A
                        October 2006        Lane Advisors LLC, 2005 -
Year of Birth: 1970                         Present; Controller and Chief
                                            Financial Officer, Larch Lane
Treasurer and Chief                         Advisors LP, 1999-2005.
Financial Officer
------------------------------------------------------------------------------------------------------------------------------------

M. Todd Williams        Indefinite/Since    Chief Compliance Officer and         N/A                N/A
                        October 2006        Chief Legal Officer, Larch Lane
Year of Birth: 1972                         Advisors LLC, 2003 - present;
                                            Assistant General Counsel, Ranger
Chief Compliance                            Capital, March 2003 - July 2003;
Officer                                     Associate, Akin Gump Strauss
                                            Hauer & Feld, LLP, September
                                            1998 - February 2003.
------------------------------------------------------------------------------------------------------------------------------------




       *Manager who is an "interested person" (as defined by the 1940 Act) of the Fund because he is the Principal Executive Officer of the Fund and he is an officer of an affiliate of the Adviser.

       +The address of each Manager and Officer is as follows: c/o Larch Lane
        Advisors LLC, 800 Westchester Avenue, S-618, Rye Brook, New York 10573.

Old Mutual Absolute Return Master Fund, L.L.C.



Financial Statements

For the fiscal year ended March 31, 2008

                 Old Mutual Absolute Return Master Fund, L.L.C.
                                Table of Contents

 Financial Statements:

Report of Independent Registered Public Accounting Firm......................1
Schedule of Investments .....................................................2
Statement of Assets and Liabilities..........................................4
Statement of Operations......................................................5
Statements of Changes in Members' Capital ...................................6
Statement of Cash Flows .....................................................7
Financial Highlights ........................................................8
Notes to Financial Statements................................................9
Board of Managers and Officers of the Fund (unaudited)......................22











The Fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (the "Commission") for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the
Commission's website at HTTP://WWW.SEC.GOV, and may be reviewed and copied at the Commission's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, as well as information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30, is available (i) without charge, upon request, by calling toll free (888) 266-2200; and (ii) on the Commission's website at http://www.sec.gov.

                                                    Anchin, Block & Anchin, LLP
                                                         Accountants & Advisors
                                               1375 Broadway New York, NY 10018
                                                                   212 840-3456
                                                                 WWW.ANCHIN.COM



             Report of Independent Registered Public Accounting Firm

To the Board of Managers and Members
Old Mutual Absolute Return Master Fund, L.L.C.

     We have audited the accompanying statement of assets and liabilities of Old Mutual Absolute Return Master Fund, L.L.C. (formerly Old Mutual 2100 Absolute Return Master Fund, L.L.C.) as of March 31, 2008 and the related statements of operations and cash flows for the year then ended and changes in members' capital and financial highlights for the year then ended and for the period November 1, 2006 (commencement of operations) through March 31, 2007. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of March 31, 2008, by correspondence with custodian and portfolio funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Old Mutual Absolute Return Master Fund, L.L.C. as of March 31, 2008, and the results of its operations and its cash flows for the year then ended and changes in members' capital and financial highlights for the year then ended and for the period November 1, 2006 (commencement of operations) through March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

                                                     Anchin, Block & Anchin LLP

New York, N. Y.
May 29, 2008

                 Old Mutual Absolute Return Master Fund, L.L.C.
                             Schedule of Investments
                                 March 31, 2008

INVESTMENT STRATEGIES AS A PERCENTAGE OF TOTAL INVESTMENTS

                                          [ ] Capital Structure Arbitrage - 5.6%
        GRAPHIC OMITTED
                                          [ ] Commodity Trading Advisor - 20.5%

                                          [ ] Equity Long Bias - 11.8%

                                          [ ] Equity Market Neutral - 12.2%

                                          [ ] Equity Variable Bias - 17.5%

                                          [ ] Event Driven - 11.7%

                                          [ ] Long/Short Equity - 14.2%

                                          [ ] Relative Value - 6.5%





                                                                                   %* OF
                                                                                   MEMBERS'
PORTFOLIO FUND                                     COST            VALUE           CAPITAL      LIQUIDITY
---------------------------------------------------------------------------------------------------------------

CAPITAL STRUCTURE ARBITRAGE:
BAM Opportunity Fund, L.P.                     $   514,000      $  600,403          4.63%      Quarterly
                                               ------------------------------------------
   TOTAL CAPITAL STRUCTURE ARBITRAGE               514,000         600,403          4.63%
                                               ------------------------------------------

COMMODITY TRADING ADVISOR:
Renaissance Institutional Futures Fund LLC         419,437         457,643          3.53%      Monthly
Sumatra Futures Fund LP                            450,000         509,822          3.94%      Quarterly
Tudor Tensor Fund, L.P.                          1,000,000       1,231,024          9.50%      Monthly
                                               -------------------------------------------
     TOTAL COMMODITY TRADING ADVISOR             1,869,437       2,198,489         16.97%
                                               -------------------------------------------

EQUITY LONG BIAS:
JANA Partners Qualified, L.P.                      448,000         469,769          3.63%      Quarterly
Quadrangle Equity Investors, L.P.                  415,000         415,869          3.21%      Quarterly
Renaissance Institutional Equities Fund, LLC       397,497         381,175          2.94%      Monthly
                                               -------------------------------------------
     TOTAL EQUITY LONG BIAS                      1,260,497       1,266,813          9.78%
                                               -------------------------------------------

EQUITY MARKET NEUTRAL:
The Black Mesa Fund, LLC                           227,284         239,897          1.85%      Monthly
Two Sigma Spectrum U.S. Fund, L.P.               1,000,000       1,062,186          8.20%      Quarterly
                                               -------------------------------------------
     TOTAL EQUITY MARKET NEUTRAL                 1,227,284       1,302,083         10.05%
                                               -------------------------------------------




                 Old Mutual Absolute Return Master Fund, L.L.C.
                       Schedule of Investments (concluded)
                                 March 31, 2008
                                                                                       %* OF
                                                                                      MEMBERS'
PORTFOLIO FUND                                             COST            VALUE      CAPITAL      LIQUIDITY
--------------------------------------------------------------------------------------------------------------
EQUITY VARIABLE BIAS:
7x7 Institutional Partners, L.P.                      $   458,000     $    542,739     4.19%       Monthly
Cedar Hill Capital Partners Onshore, L.P.                 200,767          792,814     6.12%       Quarterly
Rosen Real Estate Securities Value Fund II, L.P.          468,000          536,683     4.14%       Quarterly
                                                      --------------------------------------
    TOTAL EQUITY VARIABLE BIAS                          1,126,767        1,872,236    14.45%
                                                      --------------------------------------

EVENT DRIVEN:
Claren Road Credit Partners, L.P.                         458,000          533,318     4.11%       Quarterly
GoldenTree Partners, L.P.                                 708,000          718,509     5.55%       Quarterly
                                                      --------------------------------------
    TOTAL EVENT DRIVEN                                  1,166,000        1,251,827     9.66%
                                                      --------------------------------------

LONG/SHORT EQUITY:
FrontPoint Onshore Financial Services Fund, L.P.          500,000          494,011     3.81%       Quarterly
Galante Partners, L.P.                                    500,000          529,443     4.09%       Quarterly
Longbow Infrastructure, L.P.                              500,000          495,380     3.82%       Quarterly
                                                      --------------------------------------
    TOTAL LONG/SHORT EQUITY                             1,500,000        1,518,834    11.72%
                                                      --------------------------------------

RELATIVE VALUE:
Ellington Mortgage Partners, L.P.                         823,992          702,328     5.42%       Quarterly**
                                                      --------------------------------------
    TOTAL RELATIVE VALUE                                  823,992          702,328     5.42%
                                                      --------------------------------------

    TOTAL PORTFOLIO FUNDS                             $ 9,487,977     $ 10,713,013    82.68%
                                                      ======================================


* Percentages are based on Members' Capital at end of period of $12,957,208. ** The manager has temporarily suspended redemptions.

The aggregate cost of investments for tax purposes was $9,487,977. Net unrealized appreciation on investments for tax purposes was $1,225,036 consisting of $1,373,631 of gross unrealized appreciation and ($148,595) of gross unrealized depreciation.

The investments in Portfolio Funds shown above, representing 82.68% of Members' Capital, have been fair valued as described in Note 2.B.

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


                 Old Mutual Absolute Return Master Fund, L.L.C.
                       Statement of Assets and Liabilities
                                 March 31, 2008

ASSETS
Investments in Portfolio Funds, at fair value (cost $9,487,977)            $   10,713,013
Cash and cash equivalents                                                         226,877
Fund Investments Made in Advance                                                1,250,000
Receivable for Investments sold                                                 1,073,593
Due from Old Mutual Absolute
    Return Institutional Fund, L.L.C.                                              99,020
Interest receivable                                                                 3,997
                                                                           --------------
    TOTAL ASSETS                                                               13,366,500
                                                                           --------------
LIABILITIES
Payable to Adviser                                                                189,007
Professional fees payable                                                         158,739
Redemptions payable                                                                53,178
Administration fees payable                                                         3,493
Board of Managers' fees payable                                                     3,750
Other accrued expenses                                                              1,125
                                                                           --------------
    TOTAL LIABILITES                                                              409,292
                                                                           --------------
    NET ASSETS                                                             $   12,957,208
                                                                           ==============
MEMBERS' CAPITAL
Net capital                                                                $   11,537,069
Accumulated net investment loss                                                  (418,070)
Accumulated net realized gain on Portfolio Funds                                  613,173
Net unrealized appreciation on investments in Portfolio Funds                   1,225,036
                                                                           --------------
    MEMBERS' CAPITAL                                                       $   12,957,208
                                                                           ==============




    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                 Old Mutual Absolute Return Master Fund, L.L.C.
                             Statement of Operations
                        For the year ended March 31, 2008


INVESTMENT INCOME:
       Interest                                                    $   36,632
                                                                      -------

EXPENSES:
       Professional fees                                              234,832
       Insurance fees                                                  25,872
       Marketing fees                                                  23,312
       Offering costs                                                   8,590
       Board of Managers' fees                                          7,500
       Administration fee                                               5,000
       Custody fee                                                      1,500
       Other expenses                                                  36,921
                                                                   ----------
           Total Expenses                                             343,527
                                                                   ----------

NET INVESTMENT LOSS                                                  (306,895)
                                                                   ----------


NET REALIZED AND UNREALIZED GAIN/(LOSS)
  ON INVESTMENTS IN PORTFOLIO FUNDS
Net Realized Gain on
   Investments in Portfolio Funds                                     618,091
Net Change in Unrealized Appreciation on
   Investments in Portfolio Funds                                     690,424
                                                                   ----------
NET REALIZED AND UNREALIZED GAIN
   ON INVESTMENTS IN PORTFOLIO FUNDS                                1,308,515
                                                                   ----------
NET INCREASE IN MEMBERS' CAPITAL DERIVED
   FROM INVESTMENT ACTIVITIES                                     $ 1,001,620
                                                                  -----------

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


                          Old Mutual Absolute Return Master Fund, L.L.C.
                            Statements of Changes in Members' Capital

                                                       For the Year          November 1, 2006*
                                                          Ended                      to
                                                      March 31, 2008         March 31, 2007
                                                     ----------------       -----------------

FROM INVESTMENT ACTIVITIES:
    Net investment loss**                             $    (306,895)         $    (111,175)
    Net realized gain (loss) on investments
          in Portfolio Funds                                618,091                 (4,918)
    Net change in unrealized appreciation on
          investments in Portfolio Funds                    690,424                534,612
                                                      ------------------     -----------------
             Net increase in Members' Capital
              derived from investment activities          1,001,620                418,519
                                                      ------------------     ------------------

MEMBERS' CAPITAL TRANSACTIONS:
    Proceeds from Sales of Interests                      1,481,395             10,696,310
    Redemptions of Interests                               (542,328)              (103,408)
                                                       -----------------     ------------------
         Total Members' Capital Transactions                939,067             10,592,902
                                                       -----------------     ------------------

NET INCREASE IN MEMBERS' CAPITAL:                         1,940,687             11,011,421
Members' Capital at Beginning of Period                  11,016,521                  5,100
                                                     -------------------     -------------------
Members' Capital at End of Period                    $   12,957,208          $  11,016,521
                                                     -------------------    --------------------


ACCUMULATED NET INVESTMENT LOSS                      $     (418,070)         $    (111,175)
                                                     -------------------     -------------------




*  Commencement of operations.
** Investment income less net expenses.


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


                 Old Mutual Absolute Return Master Fund, L.L.C.
                             Statement of Cash Flows
                        For the year ended March 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net increase in Members' Capital derived from investment activities              $  1,001,620
Adjustments to reconcile net increase in Members' Capital derived from investment activities to net cash used in operating activities:
         Purchases of Portfolio Funds                                              (2,796,271)
         Proceeds from sales of Portfolio Funds                                     4,138,385
         Net realized gain on
                Investments in Portfolio Funds                                       (618,091)
         Net change in unrealized appreciation
                on investments in Portfolio Funds                                    (690,424)
         Increase in receivable for Investments sold                                 (829,511)
         Decrease in deferred offering costs                                            8,590
         Increase in interest receivable                                               (2,027)
         Increase in Fund Investments Made in Advance                              (1,250,000)
         Increase in due from Absolute Return Institutional Fund, L.L.C.              (99,020)
         Decrease in due to Emerging Managers Master Fund, L.L.C.                     (99,000)
         Increase in payable to Adviser                                                79,382
         Increase in professional fees payable                                         69,330
         Increase in administration fee payable                                         1,410
         Increase in Board of Managers' fees payable                                    2,708
         Decrease in other accrued expenses                                           (26,968)
                                                                                 ---------------
Net cash used in operating activities                                              (1,109,887)
                                                                                 ---------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Sale of Interests                                                     1,481,395
Redemptions of Interests                                                             (539,491)
                                                                                 ---------------
Net cash provided by financing activities                                             941,904
                                                                                 ---------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                            (167,983)
Cash and cash equivalents, beginning of Year                                           394,860
                                                                                 ---------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                           $    226,877
                                                                                 ===============
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES
Redemptions payable                                                              $     53,178
                                                                                 ===============




    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


             Old Mutual Absolute Return Master Fund, L.L.C.
                         Financial Highlights

                                               For the Year          November 1, 2006*
                                                   Ended                   to
                                              March 31, 2008         March 31, 2007
                                              ----------------       -----------------

Total Return                                       8.83   %              3.95   %(1)

Net assets, end of period (000's)             $   12,957             $   11,017

Ratio to average net assets:

         Expenses(2)                               2.86   %              2.93   %(3)

         Net investment loss                      (2.56)  %             (2.52) %(3)

Portfolio turnover rate                           25.01   %              2.52  %(4)




      *  Commencement of operations.
     (1) Total return is for the period indicated and has not been annualized.
     (2) Expenses of Portfolio Funds are not included in the expense ratio.
     (3) Annualized.
     (4) Not annualized.

Note: The expense ratios, the net investment loss ratio, and the total return percentages are calculated for the Members taken as a whole. The computation of such ratios and return based on the amount of expenses charged to any specific Member may vary from the overall ratios presented in the financial statements as a result of the timing of capital transactions.

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                 Old Mutual Absolute Return Master Fund, L.L.C.
                          Notes to Financial Statements

                                 March 31, 2008

1. ORGANIZATION

Old Mutual Absolute Return Master Fund, L.L.C. (the "Fund") (formerly Old Mutual 2100 Absolute Return Master Fund, L.L.C.) is a Delaware limited liability company that is registered under the Investment Company Act of 1940, as amended (the "1940 Act") as a non-diversified, closed-end, management investment company, which was formed on April 25, 2006 and commenced operations on November 1, 2006. The Fund is a master fund in a master/feeder structure into which its feeder funds, Old Mutual Absolute Return Fund, L.L.C. (the "Feeder Fund") (formerly Old Mutual 2100 Absolute Return Fund, L.L.C.) and Old Mutual Absolute Return Institutional Fund, L.L.C. (the "Institutional Feeder Fund") (formerly Old Mutual 2100 Absolute Return Institutional Fund, L.L.C.), (collectively, the "Feeders" or "Members"), invest substantially all of their assets. As of March 31, 2008, the Feeder Fund's investment in the Fund represented 89.7% of Members' Capital, the Institutional Feeder Fund's investment in the Fund represented 1.6% of Members' Capital and an affiliate of the Adviser (as defined in Note 3.A.) had an investment in the Fund which represented 8.7% of Members' Capital.

The Fund employs a "fund of funds" investment program that enables eligible investors, through one investment, to participate in the investment programs of a professionally selected group of asset managers without being subject to the high minimum investment requirements that many asset managers typically impose. The Fund is similar to a private investment fund in that it is actively managed and interests in the Feeders ("Interests") are sold solely to high net worth individual and institutional investors, but differs from a typical private investment fund in that it has registered as an investment company under the 1940 Act.

The Fund's investment objective is to seek to generate attractive returns while attempting to reduce volatility. The Fund invests its assets primarily in private investment funds, joint ventures, investment companies and other similar investment vehicles ("Portfolio Funds") that are managed by a select group of portfolio managers ("Portfolio Managers") that invest in a variety of financial markets and utilize a broad range of alternative investment strategies.

2. SIGNIFICANT ACCOUNTING POLICIES

The Fund's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The following is a summary of the significant accounting policies followed by the Fund:

A. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Adviser to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

                 Old Mutual Absolute Return Master Fund, L.L.C.
                    Notes to Financial Statements (continued)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

B. Portfolio Valuation and Investment Transactions

The net asset value of the Fund is determined by or at the discretion of the Adviser as of the close of business as of the end of each month in accordance with the valuation principles as may be determined from time to time pursuant to policies established by the Fund's Board of Managers (the "Board"). The net asset value of the Fund is primarily based on the fair value of each of its interests in Portfolio Funds. Ordinarily, these values are determined by the Portfolio Managers of the Portfolio Funds in accordance with the Portfolio Funds' valuation policies and as reported by the Portfolio Managers. As a general matter, the fair value of the Fund's interest in a Portfolio Fund represents the amount that the Fund could reasonably expect to receive from the Portfolio Fund if the Fund's interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable.

The Fund's valuation procedures require the Adviser to consider all relevant information available at the time the Fund values its assets. The Adviser or, in certain cases, the Fund's Board, will consider such information, and may conclude in certain circumstances that the information provided by a Portfolio Manager does not represent the fair value of the Fund's interests in a Portfolio Fund. Following procedures adopted by the Board, in the absence of specific transaction activity in interests in a particular Portfolio Fund, the Fund could consider whether it was appropriate, in light of all relevant circumstances, to value such a position at the Portfolio Fund's net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. Any such decision must be made in good faith, and subject to the review and supervision of the Board.

Ellington Mortgage Partners, L.P. is in the process of liquidating their portfolio. They still have active positions that they are managing and are attempting to reduce in an opportunistic way. There is no timeline of how long they expect the liquidation to take. As of December 31, 2007 the financial statements of Ellington Mortgage Partners, L.P. included investments whose fair values have been estimated by the investment manager in the absence of readily determinable fair values. The Funds proportionate share of these investments was $1,143,953 at December 31, 2007. Those estimated values may differ significantly from the value that would have been used had a ready market for the investments existed, and differences could be material. Financial statements subsequent to December 31, 2007 were not available.

Realized gains and losses from Portfolio Fund transactions are calculated on the identified cost basis. Investment transactions are recorded on the effective date of the subscription to or redemption from the Portfolio Fund.

Interest income is recorded on an accrual basis and consists of interest earned on cash balances.

C. Income Taxes

Counsel to the Fund rendered an opinion that the Fund will be classified as a partnership and not as an association taxable as a corporation for Federal tax purposes. Counsel to the Fund also rendered its opinion that, under a "facts and circumstances" test, the Fund will not be treated as a "publicly traded partnership" taxable as a corporation. Accordingly, the Fund should not be subject to Federal income tax, and each Member will be required to report on its own annual tax return such Member's distributive share of the Fund's taxable income or loss.

                 Old Mutual Absolute Return Master Fund, L.L.C.
                    Notes to Financial Statements (continued)

2. SIGNIFICANT ACCOUNTING POLICIES (CONCLUDED)

On July 13, 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Accordingly, the Fund adopted FIN 48 effective April 1, 2007. Based on its analysis, management has determined that the adoption of FIN 48 did not have a material impact to the Fund's financial statements upon adoption. However, management's conclusions regarding FIN 48 may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analyses of and changes to tax laws, regulations and interpretations thereof.

D. Distribution Policy

The Fund has no present intention of making periodic distributions of its net investment income or capital gains, if any, to Members. The amount and frequency of distributions, if any, will be determined in the sole discretion of the Board.

E. Distributions from Portfolio Funds

Distributions from Portfolio Funds will be classified as investment income or realized gains in the Statements of Operations, or alternatively, as a decrease to the cost of the investments based on the U.S. income tax characteristics of the distribution if such information is available. In cases where the tax characteristics are not available, such distribution will be classified as investment income.


F. Cash and cash equivalents

As of March 31, 2008, cash consists of an investment in a money market fund affiliated with the Administrator (as defined in Note 3). The investment is carried at cost, which approximates market value.


3. MANAGEMENT FEE, RELATED PARTY TRANSACTIONS AND OTHER


A. Related Parties

Larch Lane Advisors LLC (the "Adviser") (formerly, 2100 Larch Lane LLC), a Delaware limited liability company, serves as the investment adviser of the Fund pursuant to an agreement dated October 13, 2006. The initial term of the agreement expires on October 13, 2008 and may be continued in effect from year to year thereafter if its continuance is approved annually. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). LLA

                 Old Mutual Absolute Return Master Fund, L.L.C.
                    Notes to Financial Statements (continued)

3. MANAGEMENT FEE, RELATED PARTY TRANSACTIONS AND OTHER (CONTINUED)

Holdings, LLC, the special member of the Adviser, owns 81.25% of the Adviser and is an indirect majority-owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a wholly-owned subsidiary of Old Mutual plc, a London exchange listed international financial services firm. OMUSH is also a member of the Fund. OMUSH purchased $1,000,000 of Interests during the period ended March 31, 2007. OMUSH did not purchase or sell any Interests during the year ended March 31, 2008 and owns $1,131,256 of Interests as of March 31, 2008. The Adviser is responsible for developing, implementing and supervising the Fund's investment program and providing day-to-day management services to the Fund. The Adviser has also paid various expenses for the Fund for which the Fund has a non-interest bearing payable which is due upon demand.

Under the agreement with the Adviser, the Fund does not pay any investment management fee to the Adviser. The fees are paid at the Feeder Fund level. However, under the agreement, in the event the Adviser ceases to serve as the Adviser to each Feeder, the Master Fund would then be subject to a fee that is calculated and payable in accordance with the lowest annual rate that had most recently been charged by the Adviser to a Feeder.

The Fund and the Feeder Fund have entered into a Master/Feeder Agreement dated October 13, 2006 and the Fund and the Institutional Feeder Fund have entered into a Master/Feeder Agreement dated February 8, 2007. Pursuant to the agreement, the Fund and the Feeders will each have the same investment objective and substantially the same investment policies. The Feeders will pursue their investment objectives by investing on an ongoing basis substantially all of their investable assets in the Fund in exchange for limited liability company interests in the Fund. The Master/Feeder Agreements will remain in effect unless terminated by the Fund or the Feeders.

B. Other

Pursuant to an administrative services agreement dated October 13, 2006 and amended February 8, 2007, SEI Investments Global Funds Services (the "Administrator"), provides various administrative services to the Fund and the Feeders, including fund accounting, investor accounting and taxation services, maintaining the register of the Fund and generally performing all actions related to the issuance and transfer of Interests; reviewing and, subject to approval by the Fund, accepting subscriptions for Interests and accepting payment therefore; performing all acts related to the repurchase of Interests; and performing all other clerical services necessary in connection with the administration of the Fund. The initial term of the agreement expires on November 1, 2009 and may be continued in effect from year to year thereafter if its continuance is approved annually.

In consideration for the services provided by the Administrator, the Fund pays the Administrator a monthly fee calculated and assessed monthly in arrears at an annualized rate of 0.01% of the Fund's net assets, subject to a minimum annual fee of $5,000.

SEI Private Trust Company (the "Custodian") serves as the custodian for the assets of the Fund pursuant to an agreement dated October 13, 2006. In consideration for the services provided by the Custodian, the Fund pays the Custodian a monthly fee at an annualized rate of 0.0075% of the Fund's net assets, subject to a minimum annual fee of $1,500. The agreement will remain in effect unless terminated by the Fund or the Custodian.

                 Old Mutual Absolute Return Master Fund, L.L.C.
                    Notes to Financial Statements (continued)


3. MANAGEMENT FEE, RELATED PARTY TRANSACTIONS AND OTHER (CONTINUED)

The Fund is managed by the Board of Managers (the "Board") and each member of the Board who is not an "interested manager" of the Fund, as defined by the 1940 Act (the "Independent Managers"), is entitled to an annual retainer of $2,500 and will be reimbursed by the Fund for travel-related expenses. The Independent Managers of the Board are Gerald Hellerman, Paul D. Malek, and George W. Morriss.

4. FUND EXPENSES

The Fund bears its own operating expenses. These operating expenses include, but are not limited to: all investment-related expenses (including, but not limited to, fees paid directly or indirectly to Portfolio Managers, investment-related interest expenses, all costs and expenses directly related to portfolio transactions and positions, transfer taxes and premiums and taxes withheld on foreign dividends); any non-investment related interest expense; fees and disbursements of any attorneys or accountants engaged on behalf of the Fund; entity-level taxes, audit and tax preparation fees and expenses; administrative expenses and fees of the Fund; custody expenses of the Fund; the costs of an errors and omissions/directors and officers liability insurance and a fidelity bond for the Fund; fees and travel-related expenses of the Board of the Fund who are not employees of the Adviser or any affiliate of the Adviser; all costs and charges for equipment or services used in communicating information regarding the Fund's transactions among the sub-Adviser and any custodian or other agent engaged by the Fund; any extraordinary expenses; and such other expenses as may be approved from time to time by the Board.

Amounts shown as expenses in the statement of operations and financial highlights include only those expenses charged directly to the Fund and do not reflect management fees, advisory fees, brokerage commissions and other fees and expenses incurred by the Portfolio Funds in which the Fund invested. These amounts are included in realized and unrealized gain (loss) on investments in funds in the statement of operations.

The Fund also indirectly bears fees and expenses of the Portfolio Funds. Each Portfolio Manager generally receives a management fee and a performance fee or allocation with respect to the assets of Portfolio Funds that it manages. The amount of these fees and allocations varies among Portfolio Managers, but the management fees are generally expected to be between 1.0%-2.0%, on an annual basis, of the total assets managed by a Portfolio Manager, and the performance fees or allocations are generally expected to be between 15%-25% of the net capital appreciation (if any) in the assets managed by a Portfolio Manager.


5.  INITIAL OFFERING COSTS

The Fund incurred initial offering costs totaling approximately $14,725 comprised principally of legal costs pertaining to the preparation of the Fund's offering documents. These costs were amortized over the initial twelve-month period, which expired on October 31, 2007.

                 Old Mutual Absolute Return Master Fund, L.L.C.
                    Notes to Financial Statements (continued)


6.  BORROWINGS

The Fund is authorized to borrow money for investment purposes, to meet repurchase requests and for cash management purposes. Borrowings by the Fund are subject to a 300% asset coverage requirement under the 1940 Act. Portfolio Funds that are not registered investment companies are not subject to this requirement. The Fund had no borrowings during the year ended March 31, 2008.

7. CAPITAL ACCOUNTS AND ALLOCATIONS

The Fund maintains a separate capital account for each Member. The net profits or net losses of the Fund (including, without limitation, net realized gain or loss and the net change in unrealized appreciation or depreciation of securities positions) are credited to or debited against the capital accounts of Members as of the end of each fiscal period in accordance with their respective investment percentages for the period. Each Member's investment percentage is determined each fiscal period by dividing, as of the commencement of the period, the balance of the Member's capital account by the sum of the balances of the capital accounts of all Members.

A fiscal period begins on the day after the last day of the preceding fiscal period and ends at the close of business on the first to occur of: (i) the last day of each fiscal year (March 31); (ii) the last day of each taxable year (December 31); (iii) the day preceding the date as of which any contributions to the capital of the Fund is made; (iv) any day as of which the Fund repurchases the Interest (or portion thereof) of any Member; or (v) any day as of which any amount is credit to or debited from the capital account of any Member other than an amount to be credited to or debited from the capital accounts of all Members in accordance with their respective investment percentages.

8. SUBSCRIPTIONS AND REDEMPTIONS OF INTERESTS

The Board may admit one or more Members generally at the beginning of each month; provided, however, that the Fund may, in the discretion of the Board, admit Members more or less frequently.

No Member or other person holding an Interest or portion thereof shall have the right to require the Fund to repurchase that Interest or portion thereof. The Board, in its sole discretion and on such terms and conditions as it may determine, may cause the Fund to repurchase Interests or portions thereof pursuant to written tenders. However, the Fund shall not offer to repurchase Interests on more than four occasions during any one fiscal year; provided that offers made more than semi-annually in any taxable year shall only be accepted if Members give at least 65 days' notice of their acceptance in any tax year, unless it has consulted with counsel to the Fund and determined that more frequent offers would not cause any adverse tax consequences to the Fund or the Members. In determining whether to cause the Fund to repurchase Interests or portions thereof pursuant to written tenders, the Board shall consider, among other things, the recommendation of the Adviser.

9.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Portfolio Funds in which the Fund invests trade various financial instruments and enter into various investment activities with off-balance sheet risk. These include, but are not limited to, short selling activities, writing options contracts, and swap contracts. The Fund's risk of loss in the Portfolio Funds is limited to the value of the Fund's Investment.

                 Old Mutual Absolute Return Master Fund, L.L.C.
                    Notes to Financial Statements (continued)


10. INDEMNIFICATIONS

In the normal course of business, the Fund enters into contracts that contain a variety of representations which provide general indemnifications. The Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be against the Fund that have not yet occurred. However, based on experience, the Fund expects the risk of loss to be remote.

11. CONCENTRATION OF RISK

The Fund invests primarily in Portfolio Funds that are not registered under the 1940 Act which invest in and actively trade securities and other financial instruments using different strategies and investment techniques, including leverage, which may involve significant risks. These Portfolio Funds may invest a high percentage of their assets in specific sectors of the market in order to achieve a potentially greater investment return. As a result, the Portfolio Funds may be more susceptible to economic, political, and regulatory developments in a particular sector of the market, positive or negative, and may experience increased volatility of the Portfolio Funds' net asset value.

The Fund may invest in a limited number of Portfolio Funds. Such concentration may result in additional risk. The Portfolio Funds may enter into the following transactions and certain of the related risks are described below:

A. Short Sales

Short sales are sales of securities that are not owned or that are not intended for delivery and the seller will therefore be obligated to purchase such securities at a future date. The value of the open short position is recorded as a liability, and the seller records unrealized gain or loss to the extent of the difference between the proceeds received and the value of the open short position. A realized gain or loss is recorded when the short position is closed out. By entering into short sales, the seller bears the market risk of increases in value of the security sold short in excess of the proceeds received.

B. Swap Agreements

A swap contract is a contract under which two parties agree to make periodic payments to each other based on the value of a security, a specified interest rate, an index or the value of some other instrument applied to a stated or "notional" amount. Swaps are subject to various types of risk, including market risk, liquidity risk, counterparty credit risk, legal risk and operations risk.

C. Options

The Portfolio Funds may buy or write put and call options through listed exchanges and the over-the-counter market. The buyer has the right, but not the obligation, to purchase (in the case of a call option) or sell (in the case of a put option) a specified quantity of a specific security or other underlying asset at a specified price prior to or on a specified expiration date. The writer of an option is exposed to the risk of loss if the market price of the underlying asset declines (in the case of a put option) or increases (in the case of call option). The writer of an option can never profit by more than the premium paid by the buyer but can lose an unlimited amount.

                 Old Mutual Absolute Return Master Fund, L.L.C.
                    Notes to Financial Statements (continued)


11. CONCENTRATION OF RISK (CONTINUED)

D. Futures Contracts

The Portfolio Funds may use futures contracts for hedging and non-hedging purposes. Upon entering into a futures contract, the Portfolio Funds are required to deposit an amount ("initial margin") equal to a certain percentage of the contract value. Pursuant to the contract, the Portfolio Funds agree to receive from, or pay to, the broker an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as "variation margin" and are recorded by the Portfolio Funds as unrealized gains or losses. When the contract is closed, the Portfolio Funds record a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time when it was closed. The use of futures transactions includes the risk of imperfect correlation in movements in the price of futures contracts, interest rates, underlying hedged assets, and the possible inability of the counterparties to meet the terms of their contracts.

E. Leverage Transactions

In order to obtain more investable cash, the Portfolio Funds may use various forms of leverage including purchasing securities on margin. Such leverage may allow the Portfolio Funds to increase partners' capital at a greater rate during favorable markets, but also may lead to a more rapid decrease in partners' capital in unfavorable markets. A margin transaction consists of purchasing an investment with money loaned by a broker and agreeing to repay the broker at a later date. Interest expense on the outstanding margin balance is based on market rates at the time of the borrowing.

F. Forward Foreign Currency Contracts

The Portfolio Funds may enter into forward foreign currency contracts. Forward contracts are over-the-counter contracts for delayed delivery of currency in which the buyer agrees to buy and the seller agrees to deliver a specified currency at a specified price on a specified date. Because the terms of forward contracts are not standardized, they are not traded on organized exchanges and generally can be terminated or closed-out only by agreement of both parties to the contract. All commitments are marked to market on each valuation date at the applicable foreign exchange rate and any resulting unrealized gain or loss is recorded on such date. The Portfolio Fund realizes gains and losses at the time forward contracts are extinguished or closed upon entering into an offsetting contract.

G. Repurchase Agreements

Repurchase agreements are agreements under which a Portfolio Fund or the Fund purchases securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities dealer that agrees to repurchase the securities from the Portfolio Fund at a higher price on a designated future date. If the seller under a repurchase agreement becomes insolvent, the Portfolio Fund's right to dispose of the securities may be restricted, or the value of the securities may decline before the Portfolio Fund is able to dispose of them.

                 Old Mutual Absolute Return Master Fund, L.L.C.
                    Notes to Financial Statements (continued)


11. CONCENTRATION OF RISK (CONTINUED)

H. Reverse Repurchase Agreements

Reverse repurchase agreements are a form of borrowing that involves a sale of a security by a Portfolio Fund to a bank or securities dealer and the Portfolio Fund's simultaneous agreement to repurchase that security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Portfolio Fund. Reverse repurchase transactions are a form of leverage and may increase the volatility of a Portfolio Fund's investment portfolio.

I. Lending Portfolio Securities

Portfolio Funds may lend securities held in their portfolios to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The lending Portfolio Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities which afford it an opportunity to earn interest on the amount of the loan and on the loaned securities' collateral. Loans of portfolio securities by a Sub-Manager may not exceed 33-1/3% of the value of a Portfolio Account's total assets, and, in respect of such transactions, the Portfolio Fund will receive collateral consisting of cash, U.S. Government Securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. A Portfolio Fund might experience loss if the institution with which the Portfolio Fund has engaged in a portfolio loan transaction breaches its agreement with the Portfolio Fund.

J. When-Issued and Forward Commitment Securities

Portfolio Managers may purchase securities on a when-issued basis and may purchase or sell securities on a forward commitment basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment by a Portfolio Fund to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Portfolio Fund. When-issued securities and forward commitments may be sold prior to the settlement date. If a Portfolio Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss. There is a risk that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by a Portfolio Fund on a forward basis will not honor its purchase obligation. In such cases, a Portfolio Fund may incur a loss.

                 Old Mutual Absolute Return Master Fund, L.L.C.
                    Notes to Financial Statements (continued)


11. CONCENTRATION OF RISK (CONTINUED)

K. Restricted and Illiquid Investments

Portfolio Funds may invest in restricted securities and other investments which are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the Securities Act of 1933 or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration. The Fund's interests in unregistered Portfolio Funds are themselves illiquid and subject to substantial restrictions on transfer. The Fund may liquidate an interest and withdraw from an unregistered Portfolio Fund pursuant to limited withdrawal rights. The illiquidity of these interests may adversely affect the Fund if it is unable to withdraw its investment in a Portfolio Fund promptly after it determines to do so.

L. Liquidity

The Portfolio Funds provide for periodic redemptions, with lock-up provisions ranging from one year to three years from the initial investment. The liquidity provisions shown on the Schedule of Investments apply after the lock-up provisions expire.

M. Credit Risk

The Fund will be exposed to credit risk on Portfolio Funds with whom they trade and will always bear the risk of settlement on default.

N. Interest Rate Risk

A number of the underlying funds that the Fund invests in may be interest rate sensitive, which means that their value and consequently, the New Asset Value of the Fund, may fluctuate as interest rates fluctuate.

12. INVESTMENT TRANSACTIONS

For the year ended March 31, 2008, the Fund made investments in Portfolio Funds in the amount of $2,796,271 and redeemed investments in Portfolio Funds in the amount of $4,138,385.

                 Old Mutual Absolute Return Master Fund, L.L.C.
                    Notes to Financial Statements (continued)


13. INVESTMENTS

As of March 31, 2008, the Fund had investments in eighteen Portfolio Funds, none of which are related parties.

The Fund limits its investment position in any one Portfolio Fund to less than 5% of the Portfolio Fund's outstanding voting securities, absent an order of the Securities and Exchange Commission (the "SEC") (or assurances from the SEC staff) under which the Fund's contribution and withdrawal of capital from a Portfolio Fund in which it holds 5% or more of the outstanding interests will not be subject to various 1940 Act prohibitions on affiliated transactions. The Fund also is not required to adhere to this 5% investment limitation to the extent that it relies on certain SEC rules that provide exemptions from 1940 Act prohibitions on affiliated transactions. However, to facilitate investments in smaller Portfolio Funds deemed attractive by the Adviser, the Fund may purchase non-voting securities of, or waive its right to vote its interests in, Portfolio Funds. Although the Fund may hold non-voting interests, the 1940 Act and the rules and regulations thereunder may nevertheless require the Fund to limit its position in any one Portfolio Fund, if investments in a Portfolio Fund by the Fund will equal or exceed 25% of the Portfolio Fund's assets, or such lower percentage limit as may be determined by the Fund in consultation with its counsel. These restrictions could change from time to time as applicable laws, rules or interpretations thereof are modified.

Portfolio Funds' Investment Strategies:

CAPITAL STRUCTURE  ARBITRAGE
Capital Structure Arbitrage managers will typically buy "long" and sell "short" different classes of securities of the same issuer in anticipation of profiting from the relative mispricing between them. Convertible-bond arbitrage and equity-warrant arbitrage are forms of balance-sheet arbitrage.

COMMODITY TRADING ADVISOR
Commodity Trading Advisor managers will typically have portfolio funds employing this particular strategy purchase and sell local or foreign currency, commodity futures and options or such futures contracts based on supply and demand factors affecting price within each market. Certain Portfolio funds also use commodity-related equities to implement their strategies.

EQUITY LONG BIAS
Equity Long Bias managers will typically have portfolios of long equities as well as some short positions. Unlike variable bias or market neutral, Equity Long Bias managers are expected to average at least 70% net long (gross long positions minus short positions). Leverage may be employed, though likely at a lower amount than market neutral or variable bias strategies. This strategy will show a high degree of correlation to equity markets, as the majority of their profits will stem from their long positions. Short positions will typically be used to hedge though may also be opportunistic in nature.

EQUITY MARKET NEUTRAL
Equity Market Neutral managers will typically have portfolios of long equities and short equities in equal amounts. While this strategy does offer some flexibility, managers in this strategy are expected to keep their net exposure within +/-20%. Leverage will be employed. Short positions can be hedges or profit centers. While an overall fund can be market neutral, managers may take sector exposure (though many do not). This strategy should show little correlation to equity markets, as returns are driven by stock picking, or in the case of quantitatively driven strategies, factors.

                 Old Mutual Absolute Return Master Fund, L.L.C.
                    Notes to Financial Statements (continued)

13. INVESTMENTS (CONTINUED)

Portfolio Funds' Investment Strategies (concluded):


EQUITY VARIABLE BIAS
Equity Variable Bias managers will typically have portfolios of long equities and short equities. As per the strategy name, net exposure is variable, ranging from net long to net short to market neutral. Security selection may either be fundamental or quantitative while net exposure can be either bottom up (security specific) or top down (macro driven). Leverage is also variable, with some managers in this strategy using little or no leverage while others may use substantial leverage; typically, leverage will be lower than found in Equity Market Neutral. Short positions can be hedges or profit centers. While the bulk of the portfolio should consist of equities, indices, ETFS, options and futures may also be used. This strategy's correlation to equity markets will vary, with returns are driven by stock picking as well as net positioning.


EVENT DRIVEN
Event Driven managers will typically employ strategies that involve investing in companies experiencing significant corporate changes. Mispricings arise from events such as spin-offs, restructurings, stub trades, or other corporate changes that the broad market does not fully comprehend and appropriately value. This strategy also includes activist managers who take controlling stakes in companies and force the "event" internally.


LONG/SHORT EQUITY

Equity Long/Short managers generally involve making long and short equity investments, based primarily on the Advisor's assessment of fundamental value compared to market price. The managers employ a wide range of styles.


RELATIVE VALUE
Relative Value managers typically seek risk-adjusted absolute returns with volatility and correlation lower than the broad equity markets by allocating assets to Advisors that operate primarily in the global relative value sector. Relative value strategies seek to profit from the mispricing of financial instruments, capturing spreads between related securities that deviate from their fair value or historical norms. Directional and market exposure is generally held to a minimum or completely hedged. Strategies that may be utilized in the relative value sector include convertible arbitrage, equity arbitrage and fixed-income arbitrage. Other strategies may be employed as well.

                 Old Mutual Absolute Return Master Fund, L.L.C.
                    Notes to Financial Statements (concluded)

14. RECENT ACCOUNTING PRONOUNCEMENTS


In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement on Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. At this time, management is evaluating the implications of FAS 157 and its impact on the financial statements has not yet been determined.


15. SUBSEQUENT EVENTS

Subsequent to year end through May 29, 2008, the Fund received subscriptions in the amount of $3,070,117.


                                     Old Mutual Absolute Return Master Fund, L.L.C.
                                 Board of Managers and Officers of the Fund (unaudited)


------------------------------------------------------------------------------------------------------------------------------------
NAME, AGE               TERM OF             PRINCIPAL                             NUMBER OF           OTHER
and POSITION            OFFICE              OCCUPATION DURING                     FUNDS IN            DIRECTORSHIPS
WITH THE                AND                 PAST 5 YEARS                          FUND                HELD BY
FUND                    LENGTH                                                    COMPLEX             MANAGERS
                        OF TIME                                                   OVERSEEN
                        SERVED                                                    BY MANAGER
------------------------------------------------------------------------------------------------------------------------------------

                                                   DISINTERESTED MANAGERS+
------------------------------------------------------------------------------------------------------------------------------------

Gerald Hellerman       Indefinite/Since     Principal, Hellerman Associates            6              Director, The Mexico
                       October 2006         (financial and corporate                                  Equity and Income Fund,
                                            consulting), 1993 - present; Chief                        Inc.; Director,
Year of Birth: 1937                         Compliance Officer, The Mexico                            Innovative Clinical
                                            Equity and Income Fund, Inc.                              Solutions, Ltd.;
Manager                                     June 2001 - present.                                      Director, FNC Realty;
                                                                                                      Director, AirNet
                                                                                                      Systems, Inc.; Director,
                                                                                                      MVC Capital, Inc.;
                                                                                                      Director, Brantley
                                                                                                      Capital Corporation
------------------------------------------------------------------------------------------------------------------------------------

Paul D. Malek          Indefinite/Since     General Counsel, Latigo Partners.         6               None
                       October 2006         LP (investment management),
Year of Birth: 1967                         February 2006 - present; Associate,
                                            Milbank, Tweed, Hadley & McCloy LLP,
Manager                                     May 2001 - January 2006.

------------------------------------------------------------------------------------------------------------------------------------

George W. Morriss      Indefinite/Since     Executive Vice President and              6              Trustee/Director, open-end
                       October 2006         Chief Financial Officer, People's                        and closed-end funds in
Year of Birth: 1947                         Bank (financial services company),                       Neuberger Berman Fund Complex.
                                            1991 - 2001.
Manager
------------------------------------------------------------------------------------------------------------------------------------

                                                       INTERESTED MANAGER+*
------------------------------------------------------------------------------------------------------------------------------------

Matthew Appelstein     Indefinite/Since     Senior Vice President of Product          6              Trustee, Old
                       April 2008           Strategy and Retirement Solution                         Mutual/Claymore Long-
Year of Birth:  1961                        Planning, Old Mutual(US)                                 Short Fund; Trustee,
                                            Holdings Inc., 2007-present;                             TS&W/Claymore Tax-
Manager, President                          Head of Investment Services and                          Advantaged Balanced Fund
and Chief Executive                         Product Development, Old Mutual
                                            (US) Holdings Inc.,
                                            2003 - 2007.
------------------------------------------------------------------------------------------------------------------------------------



                                     Old Mutual Absolute Return Master Fund, L.L.C.
                           Board of Managers and Officers of the Fund (unaudited) (concluded)


------------------------------------------------------------------------------------------------------------------------------------
NAME, AGE               TERM OF             PRINCIPAL                             NUMBER OF           OTHER
and POSITION            OFFICE              OCCUPATION DURING                     FUNDS IN            DIRECTORSHIPS
WITH THE                AND                 PAST 5 YEARS                          FUND                HELD BY
FUND                    LENGTH                                                    COMPLEX             MANAGERS
                        OF TIME                                                   OVERSEEN
                        SERVED                                                    BY MANAGER
------------------------------------------------------------------------------------------------------------------------------------

                                                   OFFICERS WHO ARE NOT MANAGERS+
------------------------------------------------------------------------------------------------------------------------------------

Ross Weissman          Indefinite/Since     Chief Financial Officer, Larch            N/A                  N/A
                       October 2006         Lane Advisors LLC, 2005 -
Year of Birth: 1970                         present; Controller and Chief
                                            Financial Officer, Larch Lane
                                            Advisors LP, 1999 - 2005.
Treasurer and Chief
Financial Officer
------------------------------------------------------------------------------------------------------------------------------------

M. Todd Williams       Indefinite/Since     Chief Compliance Officer and              N/A                  N/A
                       October 2006         Chief Legal Officer, Larch
Year of Birth: 1972                         Lane Advisors LLC, 2003 - present;
                                            Assistant General Counsel, Ranger
Chief Compliance                            Capital, March 2003 - July 2003;
Officer                                     Associate, Akin Gump Strauss
                                            Hauer & Feld, LLP, September
                                            1998 - February 2003.
------------------------------------------------------------------------------------------------------------------------------------





*Manager who is an "interested person" (as defined by the 1940 Act) of the Fund because he is the Principal Executive Officer of the Fund and he is an officer of an affiliate of the Adviser.

+The address of each Manager and Officer is as follows: c/o Larch Lane Advisors LLC, 800 Westchester Avenue, S-618, Rye Brook, New York 10573.

                                   APPENDIX C

                        INDIVIDUAL INVESTOR CERTIFICATION

     I hereby certify that I am a natural person, who has an individual net worth*, or joint net worth with my spouse, in excess of $1 million; or a person who has an individual income (exclusive of any income attributable to my spouse) in excess of $200,000 in each of the two most recent years, or joint income with my spouse in excess of $300,000 in each of those years and have a reasonable expectation of reaching the same income level in the current year.

     I understand that it may be a violation of state and Federal law for me to provide this certification if I know that it is not true. I have read the prospectus of Old Mutual Absolute Return Fund, L.L.C. (the "Fund"), including the investor qualification and investor suitability provisions contained therein. I understand that an investment in the Fund involves a considerable amount of risk and that some or all of the investment may be lost. I understand that an investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the investment and should be viewed as a long-term investment. In addition, I understand and acknowledge that, in addition to receiving marketing and member servicing fees from the Fund (as described in the prospectus) as well as the proceeds from the upfront sales load charged to me, the Selected Dealer (as defined in the prospectus), with which the financial advisor identified below is associated, may receive one-time and ongoing payments from the Distributor (as defined in the prospectus) based upon the amount of my investment.

     I am aware of the Fund's limited provisions for transferability and withdrawal and have carefully read and understand the "Redemptions, Repurchases of Interests and Transfers" provision in the prospectus.

     I am a U.S. person and am NOT (A) a non-resident alien or (B) a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Internal Revenue Code of 1986, as amended (the "Code"), including income tax regulations) for purposes of U.S. Federal income taxation. I agree to notify the Fund within 60 days of the date that I become a foreign person or entity. I further certify that my name, U.S. tax identification number and home address, as they appear in your records, are true and correct. I further certify that I am NOT subject to backup withholding because either (1) I am exempt from backup withholding, (2) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (3) the IRS has notified me that I am no longer subject to backup withholding.** I make these certifications under penalty of perjury and understand that they may be disclosed to the IRS by the Fund and that any false statement contained in this paragraph could be punished by fine and/or imprisonment.

     I understand that the Fund and its affiliates are relying on the certification and agreements made herein in determining my qualification and suitability as an investor in the Fund. I understand that an investment in the Fund is not appropriate for, and may not be acquired by, any person who cannot make this certification, and agree to indemnify Larch Lane Advisors LLC and its affiliates and hold harmless from any liability that you may incur as a result of this certification being untrue in any respect.

     By signing below, I hereby execute, as a Member, and agree to be bound by the terms of the Fund's Limited Liability Company Agreement (the "Agreement"), a form of which is set forth in Appendix A to the prospectus, including its Power of Attorney provisions and Section 7.3(c) of the Agreement, which relates to the valuation of the Fund's interests in Portfolio Funds (as defined in the Agreement). I have read the Agreement and the prospectus, including its provisions relating to the valuation of the Fund's interests in Portfolio Funds, and to the extent I believe it necessary, have consulted with my tax and legal advisors and understand its terms.

Amount Invested (after deducting sales load): $
                                               -------------------------

Date:         , for investment as of the 1st of        (Month)          (Year)
      --------                                 -------         --------
Investor Signature:
                   ----------------------------------

Print Investor Name:
                    --------------------------------------


If Applicable, Print Name of Additional Investor:
                                                 ------------------------

If Multiple Investors, then check one (identifying applicable relationship between investors):

    Joint Tenants       Tenants-in-Common      Other (please specify:         )
----                ----                   ----                       --------
Investor Social Security Number/Tax ID Number:
                                               -------------------------------

Investor Address:
                  -----------------------------------------------------------


                  -----------------------------------------------------------


                  -----------------------------------------------------------


------------------------------------------------------------------------------
TO BE COMPLETED BY FINANCIAL ADVISOR

Print Financial Advisor Name:
                              ------------------------------------------------

Financial Advisor Telephone #:
                              ------------------------------------------------

Financial Advisor Branch Code and Rep Code:
                                            ----------------------------------

Firm Name:
           -------------------------------------------------------------------


Financial Advisor Address:
                           ---------------------------------------------------

                           ---------------------------------------------------

                           ---------------------------------------------------

Custodian:
           ---------------------------------------------------

Amount Paid by Investor:  $
                           ------------------------------

Sales Load:              %
            -------------
Amount Invested (after deducting sales load):  $
                                                -----------------------------


* As used herein, "net worth" means the excess of total assets at fair market value, including home, over total liabilities. For the purpose of determining "net worth," the principal residence owned by an individual shall be valued at either (A) cost, including the cost of improvements, net of current encumbrances upon the property, or (B) the appraised value of the property as determined by an institutional lender, net of current encumbrances upon the property.

** The Investor must cross out the preceding sentence if it has been notified by the IRS that it is currently subject to backup withholding because it has failed to report all interest and dividends on its tax return.

                      NON-INDIVIDUAL INVESTOR CERTIFICATION

     I hereby certify that I am: (A) a corporation, foundation, endowment, partnership or limited liability company with total assets in excess of $5 million and was not formed for the specific purpose of acquiring the securities offered, or each equity owner is a person who has an individual income (exclusive of any income attributable to a spouse) in excess of $200,000 in each of the two most recent years, or joint income with a spouse in excess of $300,000 in each of those years and have a reasonable expectation of reaching the same income level in the current year (as used herein, an "accredited investor"); (B) an employee benefit plan within the meaning of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the decision to invest in the Company was made by a plan fiduciary (as defined in Section 3(21) of ERISA), which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan within the meaning of ERISA and has total assets in excess of $5 million, or a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, and has total assets in excess of $5 million; (C) an individual retirement account, Keogh Plan or other self-directed plan (i.e., a tax-qualified defined contribution plan in which a participant may exercise control over the investment of assets credited to his or her account) in which all of the participant(s) are accredited investors, as described in (A); (D) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), which was not formed for the specific purpose of acquiring the securities offered and has total assets in excess of $5 million;
(E) a trust with total assets in excess of $5 million, which was not formed for the specific purpose of acquiring the securities offered and the purchase is directed by a sophisticated person (as used in the foregoing sentence, a "sophisticated person" is one who has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the prospective investment), or a bank as defined in Section 3(a)(2) of the Securities Act, a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, (ii) acting in a fiduciary capacity and (iii) subscribing for the purchase of the securities being offered on behalf of a trust account or accounts, or a revocable trust which may be amended or revoked at any time by the grantors thereof and all of the grantors are accredited investors as described in (A); (F) a bank as defined in Section 3(a)(2) of the Securities Act or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act acting in its individual capacity; or (G) an insurance company as defined in Section 2(13) of the Securities Act.

     I understand that it may be a violation of state and Federal law for me to provide this certification if I know that it is not true. I have read the prospectus of Old Mutual Absolute Return Fund, L.L.C. (the "Fund"), including the investor qualification and investor suitability provisions contained therein. I understand that an investment in the Fund involves a considerable amount of risk and that some or all of the investment may be lost. I understand that an investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the investment and should be viewed as a long-term investment. In addition, I understand and acknowledge that, in addition to receiving marketing and member servicing fees from the Fund (as described in the prospectus) as well as the proceeds from the upfront sales load charged to me, the Selected Dealer (as defined in the prospectus), with which the financial advisor identified below is associated, may receive one-time and ongoing payments from the Distributor (as defined in the prospectus) based upon the amount of my investment.

     I am aware of the Fund's limited provisions for transferability and withdrawal and have carefully read and understand the "Redemptions, Repurchases of Interests and Transfers" provision in the prospectus.

     I am a U.S. person and am NOT (A) a non-resident alien or (B) a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code, including income tax regulations) for purposes of U.S. Federal income taxation. I agree to notify the Fund within 60 days of the date that I become a foreign person or entity. I further certify that my name, U.S. tax identification number and business address, as they appear in your records, are true and correct. I further certify that I am NOT subject to backup withholding because either (1) I am exempt from backup withholding, (2) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (3) the IRS has notified me that I am no longer subject to backup withholding.** I make these certifications under penalty of perjury and understand that they may be disclosed to the IRS by the Fund and that any false statement contained in this paragraph could be punished by fine and/or imprisonment.

     If I am the fiduciary executing this Investor Certificate on behalf of a Plan (the "Fiduciary"), I represent and warrant that I have considered the following with respect to the Plan's investment in the Fund and have determined that, in review of such considerations, the investment is consistent with the Fiduciary's responsibilities under ERISA: (i) the fiduciary investment standards under ERISA in the context of the Plan's particular circumstances; (ii) the permissibility of an investment in the Fund under the documents governing the Plan and the Fiduciary; and (iii) the risks associated with an investment in the Fund and the fact that I will be unable to redeem the investment. However, the Fund may repurchase the investment at certain times and under certain conditions set forth in the prospectus.

     I understand that the Fund and its affiliates are relying on the certification and agreements made herein in determining my qualification and suitability as an investor in the Fund. I understand that an investment in the Fund is not appropriate for, and may not be acquired by, any person who cannot make this certification, and agree to indemnify Larch Lane Advisors LLC and its affiliates and hold harmless from any liability that you may incur as a result of this certification being untrue in any respect.

     By signing below, I hereby execute, as a Member, and agree to be bound by the terms of the Fund's Limited Liability Company Agreement (the "Agreement"), a form of which is set forth in Appendix A to the prospectus, including its Power of Attorney provisions and Section 7.3(c) of the Agreement, which relates to the valuation of the Fund's interests in Portfolio Funds (as defined in the

Agreement). I have read the Agreement and the prospectus, including its provisions relating to the valuation of the Fund's interests in Portfolio Funds, and to the extent I believe it necessary, have consulted with my tax and legal advisors and understand its terms.

Amount Invested (after deducting sales load): $
                                               ------------------------

Date:        , for investment as of the 1st of         (Month)          (Year)
      -------                                   -------         --------
Investor Signature:
                   ------------------------------------------

Print Investor Name:
                     --------------------------------------------

     Type of Entity:
                     ----------------------------------

     As Applicable, Name of General Partner, Managing Member or Trustee:
                                                                         -----
     List of Authorized Signatories:
                                      -----------------------------------------

     Formation Date:
                     -----------------------

Investor Tax ID Number:
                        ------------------------------------------------------

Investor Address:
                  ------------------------------------------------------------

                  ------------------------------------------------------------

                  ------------------------------------------------------------

------------------------------------------------------------------------------
TO BE COMPLETED BY FINANCIAL ADVISOR

Print Financial Advisor Name:
                              ------------------------------------------------

Financial Advisor Telephone #:
                               -----------------------------------------------

Financial Advisor Branch and Rep Code:
                                       ---------------------------------------

Firm Name:
           -------------------------------------------------------------------

Financial Advisor Address:
                            --------------------------------------------------

                            --------------------------------------------------

                            --------------------------------------------------

Custodian:
           --------------------------------------------------------


Amount Paid by Investor:
                         $-----------------------------------------


Sales Load:
            -------%


Amount Invested (after deducting sales load): $
                                               ---------------------------


* The Investor must cross out the preceding sentence if it has been notified by the IRS that it is currently subject to backup withholding because it has failed to report all interest and dividends on its tax return.

                                   APPENDIX D

              FUND, MASTER FUND AND ADVISER PERFORMANCE INFORMATION

     Larch Lane Advisors LLC (the "Adviser") employs an investment program for Old Mutual Absolute Return Fund, L.L.C. (the "Fund"), which invests substantially all of its assets in Old Mutual Absolute Return Master Fund, L.L.C. (the "Master Fund"), that is substantially the same as the investment program that it employs in managing another investment vehicle that has an investment objective, program, policies and strategies that are substantially the same as those of the Fund (the "Other Vehicle"). The Adviser selects on behalf of the Other Vehicle various Portfolio Managers with which it will invest the Other Vehicle's assets. The personnel of the Adviser who are responsible for managing the investment portfolios of the Fund and the Master Fund manage the Other Vehicle.

     Because of the similarity of investment programs, as a general matter, the Adviser will consider participation by the Fund and the Master Fund in all appropriate investment opportunities that are under consideration by the Adviser for the Other Vehicle. The Adviser will evaluate for the Fund, the Master Fund and for the Other Vehicle a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Fund, the Master Fund or the Other Vehicle at a particular time. Because these considerations may differ for the Fund, the Master Fund and the Other Vehicle in the context of any particular investment opportunity and at any particular time, the investment activities and future investment performance of the Fund, the Master Fund and the Other Vehicle will differ. (SEE "Conflicts of Interest.")

     THE FOLLOWING TABLES SET FORTH MONTHLY PERFORMANCE INFORMATION OF THE OTHER VEHICLE, THE FUND, THE MASTER FUND AND VARIOUS INDICES FOR THE PERIODS INDICATED. THE RETURNS SHOWN FOR THE OTHER VEHICLE, THE FUND AND THE MASTER FUND REFLECT THE ACTUAL FEES AND EXPENSES INCURRED BY THE OTHER VEHICLE, THE FUND AND THE MASTER FUND, RESPECTIVELY. THE TABLE SHOULD BE READ IN CONJUNCTION WITH THE NOTES THERETO. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. PROSPECTIVE INVESTORS SHOULD RECOGNIZE THAT THE FUND'S FEES AND EXPENSES MAY BE HIGHER THAN THOSE OF THE OTHER VEHICLE AND ARE HIGHER THAN THOSE OF THE MASTER FUND. ACCORDINGLY, HAD THE OTHER VEHICLE'S AND THE MASTER FUND'S PERFORMANCE RECORDS REFLECTED THE FUND'S FEES AND EXPENSES, THE OTHER VEHICLE'S RETURNS SHOWN IN THE TABLE MAY HAVE BEEN LOWER AND THE MASTER FUND'S RETURNS WOULD HAVE BEEN LOWER. FURTHERMORE, THERE ARE CERTAIN DIFFERENCES BETWEEN THE INVESTMENT POLICIES OF THE MASTER FUND AND THE OTHER VEHICLE. UNLIKE THE FUND AND THE MASTER FUND, THE OTHER VEHICLE IS NOT SUBJECT TO CERTAIN INVESTMENT LIMITATIONS IMPOSED BY APPLICABLE SECURITIES LAWS WHICH, IF APPLICABLE, MAY HAVE ADVERSELY AFFECTED THE OTHER VEHICLE'S PERFORMANCE. THE FUTURE PERFORMANCE OF THE FUND, THE MASTER FUND, THE OTHER VEHICLE AND THE VARIOUS INDICES MAY DIFFER.

                                  OTHER VEHICLE
      PERFORMANCE INFORMATION OF THE OTHER VEHICLE AS OF MARCH 31, 2008(1) MONTHLY RETURNS



         -------- -------- -------- -------- -------- -------- -------- -------- ------- -------- -------- --------     --------
           Jan      Feb      Mar      Apr      May      Jun      Jul      Aug     Sep      Oct      Nov      Dec         Annual
         -------- -------- -------- -------- -------- -------- -------- -------- ------- -------- -------- --------     --------
--------
 1993                                1.5%     2.9%     1.6%     2.7%     2.7%     1.2%    3.4%     3.4%     2.7%         24.5%
-------- -------- -------- -------- -------- -------- -------- -------- -------- ------- -------- -------- --------     --------
 1994     2.9%     -0.7%    -0.2%    -0.5%    0.4%     -0.5%    0.9%     0.2%    -0.4%    0.0%     -0.5%    -1.1%        0.5%
-------- -------- -------- -------- -------- -------- -------- -------- -------- ------- -------- -------- --------     --------
 1995     0.6%     1.5%     0.8%     1.5%     0.4%     0.9%     1.2%     2.4%     1.7%    -0.4%    1.1%     1.7%         14.0%
-------- -------- -------- -------- -------- -------- -------- -------- -------- ------- -------- -------- --------     --------
 1996     2.2%     0.8%     1.0%     1.8%     1.7%     0.8%     1.3%     2.1%     0.8%    2.5%     2.0%     2.3%         21.0%
-------- -------- -------- -------- -------- -------- -------- -------- -------- ------- -------- -------- --------     --------
 1997     2.0%     0.0%     0.9%     0.6%     1.5%     0.4%     3.3%     1.8%     3.1%    0.6%     -2.3%    1.5%         14.0%
-------- -------- -------- -------- -------- -------- -------- -------- -------- ------- -------- -------- --------     --------
 1998     -1.8%    -0.4%    2.1%     1.3%     -0.6%    -0.8%    -0.3%    -2.1%   -2.2%    -2.5%    0.8%     1.1%         -5.3%
-------- -------- -------- -------- -------- -------- -------- -------- -------- ------- -------- -------- --------     --------
 1999     0.7%     1.1%     0.0%     2.5%     1.8%     1.4%     1.1%     0.3%     1.0%    -0.2%    -0.9%    -0.1%        8.9%
-------- -------- -------- -------- -------- -------- -------- -------- -------- ------- -------- -------- --------     --------
 2000     1.4%     1.1%     2.2%     1.5%     1.0%     1.4%     1.0%     2.0%     0.6%    1.0%     0.0%     1.6%         15.7%
-------- -------- -------- -------- -------- -------- -------- -------- -------- ------- -------- -------- --------     --------
 2001     1.2%     0.9%     1.0%     1.5%     1.2%     0.2%     0.6%     1.2%    -0.7%    0.4%     0.4%     0.7%         8.9%
-------- -------- -------- -------- -------- -------- -------- -------- -------- ------- -------- -------- --------     --------
 2002     0.8%     0.0%     0.4%     0.2%     0.4%     -0.7%    -1.0%    0.3%    -0.5%    0.4%     1.2%     0.6%         2.2%
-------- -------- -------- -------- -------- -------- -------- -------- -------- ------- -------- -------- --------     --------
 2003     0.8%     0.5%     -0.1%    1.6%     2.2%     0.8%     0.4%     0.7%     1.1%    1.5%     0.8%     1.5%         12.2%
-------- -------- -------- -------- -------- -------- -------- -------- -------- ------- -------- -------- --------     --------
 2004     1.3%     1.6%     0.6%     -0.7%    -0.3%    1.0%     -0.4%    0.1%     1.4%    0.8%     2.7%     1.9%         10.3%
-------- -------- -------- -------- -------- -------- -------- -------- -------- ------- -------- -------- --------     --------
 2005     0.1%     1.4%     -0.2%    -0.9%    0.5%     1.2%     1.6%     0.3%     1.2%    -0.9%    0.8%     1.4%         6.5%
-------- -------- -------- -------- -------- -------- -------- -------- -------- ------- -------- -------- --------     --------
 2006     2.1%     0.5%     1.0%     1.2%     -0.3%    0.2%     0.6%     0.5%     0.3%    0.7%     1.0%     1.8%         9.9%
-------- -------- -------- -------- -------- -------- -------- -------- -------- ------- -------- -------- -------- --- --------
 2007     0.9%     0.3%     1.5%     1.4%     1.9%     0.6%     0.6%     -1.9%    1.0%    3.6%     0.7%     1.0%         12.1%
-------- -------- -------- -------- -------- -------- -------- -------- -------- ------- -------- -------- -------- --- --------
 2008     -1.2%    0.7%     -0.6%                                                                                        YTD
                                                                                                                         1.1%
-------- -------- -------- -------- -------- -------- -------- -------- -------- ------- -------- -------- --------     --------





           PERFORMANCE RELATIVE TO MAJOR INDICES AS OF MARCH 31, 2008
AVERAGE ANNUAL TOTAL RETURNS

---------------------------------------- ------------- --------------- ------------ -------------- ------------ ---------------
                                            1 YEAR        3 YEARS        5 YEARS       7 YEARS      10 YEARS        SINCE
                                                                                                                 INCEPTION(2)
---------------------------------------- ------------- --------------- ------------ -------------- ------------ ---------------
OTHER VEHICLE(1)                            7.91%          8.59%          9.66%         8.15%         7.88%         10.03%
---------------------------------------- ------------- --------------- ------------ -------------- ------------ ---------------
S&P 500(3,4)                                5.08%          5.85%         11.32%         3.70%         3.50%         9.45%
---------------------------------------- ------------- --------------- ------------ -------------- ------------ ---------------
ML GOVCORP(3,5)                             8.34%          5.59%          4.64%         5.83%         6.13%         6.42%
---------------------------------------- ------------- --------------- ------------ -------------- ------------ ---------------
HFR FOF INDEX(3,6)                          2.31%          7.51%          8.11%         6.36%         6.32%         8.36%
---------------------------------------- ------------- --------------- ------------ -------------- ------------ ---------------




   RISK RETURN CHARACTERISTICS RELATIVE TO MAJOR INDICES AS OF MARCH 31, 2008
RISK STATISTICS(2)

--------------------------------------- ------------------------------------ ---------------------------- ----------------------
                                          ANNUALIZED TOTAL RETURNS SINCE       STANDARD DEVIATION (7)       SHARPE RATIO (8)
                                                     INCEPTION
--------------------------------------- ------------------------------------ ---------------------------- ----------------------
OTHER VEHICLE (1)                                     10.03%                            3.84%                      1.5
--------------------------------------- ------------------------------------ ---------------------------- ----------------------
S&P 500(3,4)                                           9.45%                           13.74%                      0.4
--------------------------------------- ------------------------------------ ---------------------------- ----------------------
ML GOVCORP(3,5)                                        6.42%                            4.19%                      0.6
--------------------------------------- ------------------------------------ ---------------------------- ----------------------
HFR FOF INDEX (3,6)                                    8.36%                            5.83%                      0.7
--------------------------------------- ------------------------------------ ---------------------------- ----------------------




          --------------------------------------------

(1)       This   table  is based on  the  investment  performance  of the Other
          Vehicle. Investment performance changes over time and the current performance of the Other Vehicle may be significantly different than stated. The information contained in the table was prepared by the Adviser based on the following facts and assumptions:

          The Other Vehicle's returns take into account its actual fees and expenses. On January 1, 2005, the management fee increased from 1.0% to 1.25%; for prior periods, the management fee was 1.0% and the Other Vehicle paid certain overhead expenses it no longer bears. Returns prior to May 1, 2002 are for the predecessor entity of the Other Vehicle, which was under the same management and which was subject to the same fees and expenses of the Other Vehicle at the time of a restructuring that made the Other Vehicle a feeder into the predecessor entity in a master-feeder structure on May 1, 2002. The Fund's fees and expenses may be higher than those of the Other Vehicle. PAST PERFORMANCE IS NOT A GUARANTEE OF FUTURE RESULTS.


(2) Returns and Risk numbers are measured from the commencement of investment operations of the Other Vehicle which was in April 1993.

(3) Does not reflect fees or expenses of any kind charged by the indices. However, with respect to the HFR Fund of Funds Composite Index, the returns take into account the fees and expenses charged by the portfolio funds comprising the Index.

(4) The Standard & Poor's 500 Stock Index is designed to be an indicator of U.S. equities, and it is meant to reflect the risk/return characteristics of the large cap/universe. It is a total return index including dividends, not just price appreciation, consisting of 500 U.S. stocks chosen for market size, liquidity and industry group representation, among other factors.

(5)       The   Merrill  Lynch   Government/Corporate  Index  is  comprised  of
          approximately    4,800   issues   which    include    publicly-placed,
          nonconvertible coupon-bearing domestic debt carrying a term to maturity of at least one year, with par amounts outstanding at no less than $10 million at the start and close of the performance measurement period, and which must be rated by Standard & Poor's or Moody's Investors Service as investment grade issues (I.E., BBB/Baa or better).

(6) The HFR Fund of Funds Composite Index includes a representative group of various Funds of Funds, each of which invests with multiple managers and has an objective of reducing the risk associated with investments in a single manager. It is an equal weighted index. There are no asset-size or track record length minimums required for inclusion. Funds that close or stop reporting are included in the index up until the last reporting date. Both domestic and offshore funds are included in the index.

(7) A statistical measure of dispersion around a set of observations about their mean or other measure of central tendency.

(8) A mathematical measure utilized to assess the risk-adjusted return of a portfolio. The formula is stated as the (Portfolio Return minus the Risk Free rate) divided by the standard deviation of portfolio return.

OTHER DISCLOSURES

This information is intended for illustration purposes only. No index is directly comparable to the Fund or the Other Vehicle. Past performance is not indicative of future results or performance of any account managed by the Adviser, including the Fund. There is no guarantee that the Fund will achieve its investment objective.


                   OLD MUTUAL ABSOLUTE RETURN FUND, L.L.C.(1)
                  PERFORMANCE INFORMATION AS OF MARCH 31, 2008
MONTHLY RETURNS
           --------- --------- --------- -------- --------- -------- --------- ---------- --------- --------- ---------- ---------
              JAN       FEB      MAR       APR       MAY       JUN      JUL        AUG       SEP       OCT        NOV       DEC
---------- --------- --------- --------- -------- --------- -------- --------- ---------- --------- --------- ---------- ---------
  2006                                                                                                            0.37%     0.99%
---------- --------- --------- --------- -------- --------- --------- --------- ---------- --------- --------- ---------- ---------
  2007       1.10%     0.28%     1.06%     1.19%    1.23%     0.88%     0.85%     -2.37%     0.09%     3.25%      1.27%     0.13%
---------- --------- --------- --------- -------- --------- --------- --------- ---------- --------- --------- ---------- ---------
  2008       0.39%     2.10%     -0.88%
---------- --------- --------- --------- --------- -------- -------- --------- ---------- --------- --------- ---------- ----------




            PERFORMANCE RELATIVE TO MAJOR INDICES AS OF MARCH 31, 2008
         ---------------------    -----------------  ---------------------
                                  YTD                SINCE INCEPTION
         ---------------------    -----------------  ---------------------
           FUND                   1.59%              12.29%
         ---------------------    -----------------  ---------------------
           S&P 500(2),(3)         -9.44%             -9.20%
         ---------------------    -----------------  ---------------------
           ML GOVCORP(2),(4)      2.50%              6.35%
         ---------------------    -----------------  ---------------------
           LIBOR(5)               0.91%              2.69%
         ---------------------    -----------------  ---------------------



          --------------------------------------------

(1) This table is based on the investment performance of the Fund. Fund performance changes over time and currently may be significantly different than stated. For most recent available month-end performance information for the Fund, please call 1-888-266-2200. The information contained in the table was prepared by the Adviser based on the following facts and assumptions:

          The Fund's returns take into account its actual fees and expenses. The Fund commenced investment activities on November 1, 2006. PAST PERFORMANCE IS NOT A GUARANTEE OF FUTURE RESULTS.

(2) Does not reflect fees or expenses of any kind charged by the indices.

(3) The Standard & Poor's 500 Stock Index is designed to be an indicator of U.S. equities, and it is meant to reflect the risk/return characteristics of the large cap/universe. It is a total return index including dividends, not just price appreciation, consisting of 500 U.S. stocks chosen for market size, liquidity and industry group representation, among other factors.

(4)       The   Merrill  Lynch  Government/Corporate  Index  is  comprised   of
          approximately    4,800   issues   which    include    publicly-placed,
          nonconvertible coupon-bearing domestic debt carrying a term to maturity of at least one year, with par amounts outstanding at no less than $10 million at the start and close of the performance measurement period, and which must be rated by Standard & Poor's or Moody's Investors Service as investment grade issues (I.E., BBB/Baa or better).

(5) London Interbank Offered Rate (LIBOR) is a daily reference rate based on the interest rates at which banks offer to lend unsecured funds to other banks in the London wholesale money market (or interbank market).

OTHER DISCLOSURES

NO INDEX IS DIRECTLY COMPARABLE TO THE FUND. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS OR PERFORMANCE OF ANY ACCOUNT MANAGED BY THE ADVISER, INCLUDING THE FUND. THERE IS NO GUARANTEE THAT THE FUND WILL ACHIEVE ITS INVESTMENT OBJECTIVE.


                            OLD MUTUAL ABSOLUTE RETURN MASTER FUND, L.L.C. ("MASTER FUND")(1)
                                      PERFORMANCE INFORMATION AS OF MARCH 31, 2008
MONTHLY RETURNS
           --------- -------- --------- -------- -------- -------- -------- -------- ------- -------- -------- --------
             JAN       FEB      MAR       APR      MAY      JUN      JUL      AUG     SEP      OCT      NOV      DEC
---------- --------- -------- --------- -------- -------- -------- -------- -------- ------- -------- -------- --------
  2006                                                                                                 0.61%    1.16%
---------- --------- -------- --------- -------- -------- -------- -------- -------- ------- -------- -------- --------
  2007      1.17%     0.34%    1.25%     1.01%    1.42%    1.06%    1.03%   -2.27%   0.24%    3.31%    1.48%    0.30%
---------- --------- -------- --------- -------- -------- -------- -------- -------- ------- -------- -------- --------
  2008      0.57%     2.35%    -2.50%
---------- --------- -------- --------- -------- -------- -------- -------- -------- ------- -------- -------- --------





           PERFORMANCE RELATIVE TO MAJOR INDICES AS OF MARCH 31, 2008
         ---------------------    -----------------     ---------------------
                                        YTD                SINCE INCEPTION
         ---------------------    -----------------     ---------------------
           MASTER FUND                  0.36%                   12.62%
         ---------------------    -----------------     ---------------------
           S&P 500(2),(3)              -9.44%                   -1.29%
         ---------------------    -----------------     ---------------------
           ML GOVCORP(2),(4)            2.50%                   10.38%
         ---------------------    -----------------     ---------------------
          LIBOR(5)                      0.91%                    7.40%
         ---------------------    -----------------     ---------------------






        --------------------------------------------

(1) This table is based on the investment performance of the Master Fund. The Master Fund is not currently offered to any investors except for the Fund and Old Mutual Absolute Return Institutional Fund, L.L.C. Fund performance changes over time and currently may be significantly different than stated. The information contained in the table was prepared by the Adviser based on the following facts and assumptions:
        The Master Fund's returns take into account its actual fees and expenses, which are lower than those of the Fund. Accordingly, had the Master Fund's performance records reflected the Fund's fees and expenses, the Master Fund's returns would have been lower. The Master Fund commenced operations on November 1, 2006. PAST PERFORMANCE IS NOT A GUARANTEE OF FUTURE RESULTS.

(2)      Does not reflect fees or expenses of any kind charged by the indices.

(3) The Standard & Poor's 500 Stock Index is designed to be an indicator of U.S. equities, and it is meant to reflect the risk/return characteristics of the large cap/universe. It is a total return index including dividends, not just price appreciation, consisting of 500 U.S. stocks chosen for market size, liquidity and industry group representation, among other factors.

(4)     The   Merrill  Lynch   Government/Corporate  Index   is  comprised   of
        approximately 4,800 issues which include publicly-placed, nonconvertible coupon-bearing domestic debt carrying a term to maturity of at least one year, with par amounts outstanding at no less than $10 million at the start and close of the performance measurement period, and which must be rated by Standard & Poor's or Moody's Investors Service as investment grade issues (I.E., BBB/Baa or better).

(5) London Interbank Offered Rate (LIBOR) is a daily r eference rate based on the interest rates at which banks offer to lend unsecured funds to other banks in the London wholesale money market (or interbank market).

OTHER DISCLOSURES

NO INDEX IS DIRECTLY COMPARABLE TO THE MASTER FUND. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS OR PERFORMANCE OF ANY ACCOUNT MANAGED BY THE ADVISER, INCLUDING THE MASTER FUND OR THE FUND. THERE IS NO GUARANTEE THAT THE MASTER FUND OR THE FUND WILL ACHIEVE ITS INVESTMENT OBJECTIVE.

                                     PART C

                                OTHER INFORMATION

ITEM 25.    FINANCIAL STATEMENTS AND EXHIBITS

25(1)       Financial Statements:

            The financial statements of the Registrant for the fiscal year ended March 31, 2008 are included as Appendix B to Part B of the Registrant's Registration Statement.

25(2)       Exhibits

            (a)(1) Certificate of Formation, dated April 25, 2006, is incorporated by reference to Exhibit 25(2)(a)(1) of the Registrant's Registration Statement on Form N-2, File No. 333-133658, filed on April 28, 2006.

            (a)(2)     Limited Liability Company Agreement, filed herewith.

            (b)        Not Applicable

            (c)        Not Applicable

            (d)        Incorporated by reference to Exhibits (a)(2) and
                       (b) above.

            (e)        Not Applicable

            (f)        Not Applicable

            (g) Form of Investment Management Agreement between the Registrant and Larch Lane Advisors LLC (f/k/a 2100 Larch Lane LLC) is incorporated by reference to Exhibit 25(2)(g) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-133658, filed on October 26, 2006.

            (h)(1) Form of Distribution Agreement between the Registrant and Old Mutual Investment Partners is incorporated by reference to Exhibit 25(2)(h)(1) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-133658, filed on October 26, 2006.

            (h)(2) Form of Marketing and Member Servicing is incorporated by reference to Exhibit 25(2)(h)(2) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-133658, filed on October 26, 2006.

            (i)        Not Applicable

            (j) Form of Custodian Services Agreement between the Registrant and SEI Private Trust Company is incorporated by reference to Exhibit 25(2)(j) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-133658, filed on October 26, 2006.

            (k)(1) Form of Administration Agreement between the Registrant and SEI Investments Global Funds Services is incorporated by reference to Exhibit 25(2)(k)(1) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-133658, filed on October 26, 2006.

            (k)(2) Form of Amendment No. 1 to Administration Agreement between the Registrant and SEI Investments Global Funds Services is incorporated by reference to Exhibit 25(2)(k)(2) of Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-133658, filed on June 13, 2007.

            (k)(3) Form of Escrow Agreement between the Registrant and SEI Private Trust Company is incorporated by reference to
                       Exhibit 25(2)(k)(2) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-133658, filed on October 26, 2006.

            (k)(4)     Power of Attorney, filed herewith.

            (l) Opinion and Consent of Schulte Roth & Zabel LLP is incorporated by reference to Exhibit 25(2)(l) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-133658, filed on October 26, 2006.

            (m)        Not Applicable

            (n)(1)     Consent of Anchin, Block & Anchin LLP, filed herewith.

            (n)(2) Tax Opinion of Schulte Roth & Zabel LLP is incorporated by reference to Exhibit 25(2)(n)(2) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-133658, filed on October 26, 2006.

            (o)        Not Applicable

            (p) Certificate of Initial Member is incorporated by reference to Exhibit 25(2)(p) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-133658, filed on October 26, 2006.

            (q)        Not Applicable

            (r)(1) Code of Ethics of the Registrant, dated February 8, 2007 is incorporated by reference to Exhibit 25(2)(r)(1) of Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-133658, filed on June 13, 2007.

            (r)(2) Code of Ethics of Larch Lane Advisors LLC (f/k/a 2100 Larch Lane LLC) is incorporated by reference to Exhibit 25(2)(r)(2) of Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-133658, filed on June 13, 2007.

            (r)(3) Code of Ethics of Old Mutual Investment Partners, dated September 2006, is incorporated by reference to Exhibit 25(2)(r)(3) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-133658, filed on October 26, 2006.

ITEM 26.   MARKETING ARRANGEMENTS

     Please refer to Item 25(2)(h) above.

 ITEM 27.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

 All Figures are estimates
     Blue sky fees and expenses               $ 25,000
     Accounting fees and expenses             $ 0
     Legal fees and expenses                  $ 95,900
     Printing and engraving                   $ 16,000
     Miscellaneous                            $ 5,000
        Total                                 $ 141,900

ITEM 28.   PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

     Not Applicable

ITEM 29.   NUMBER OF HOLDERS OF LIMITED LIABILITY COMPANY INTERESTS

     The following table sets forth the approximate number of record holders of the Registrant's limited liability company interests as of March 31, 2008:

                                                         NUMBER OF
TITLE OF CLASS                                         RECORD HOLDERS

Limited Liability Company Interests                         55




ITEM 30.    INDEMNIFICATION

            Reference is made to Section 3.8 of the Registrant's Limited Liability Company Agreement (the "Company Agreement"), filed herewith. The Registrant hereby undertakes that it will apply the indemnification provision of the Company Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the "1940 Act"), so long as the interpretation therein of Sections 17(h) and 17(i) of such Act remains in effect.

            Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to managers, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Manager, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Manager, officer or controlling person, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       Additionally,   pursuant  to  the  Distribution   Agreement  between  the
Registrant and Old Mutual Investment Partners (the "Distributor"), the Distributor will indemnify and hold harmless the Registrant and each of its managers and officers and each person, if any, who controls the Registrant, against any loss, liability, claim, damage or expense, as incurred, arising by reason of any person acquiring any interests, which may be based upon the Securities Act, or on any other statute or at common law, on the ground that any registration statement or other offering materials, as from time to time amended and supplemented, or an annual or interim report to members of the Registrant, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, unless such statement or omission was made in reliance upon, and in conformity with, information furnished to the Registrant in connection therewith by or on behalf of the Distributor, but only with respect to statements or omissions made in reliance upon, and in conformity with, information furnished to the Registrant in writing by or on behalf of the Distributor for use in connection with the registration statement or other offering materials, as from time to time amended, or the annual or interim reports to members.


ITEM 31.    BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER


       Larch Lane Advisors LLC (f/k/a 2100 Larch Lane LLC) (the "Adviser"), a Delaware limited liability company, is registered as an investment adviser under the 1940 Act and acts as investment adviser for private pooled investment vehicles, including investment funds excluded from the definition of investment company under the 1940 Act, as well as registered investment companies. The Adviser is also registered as a commodity pool operator with the Commodity Futures Trading Commission.

       To the knowledge of the Registrant, none of the managers or executive officers of the Adviser are or have been, at any time during the past two fiscal years, engaged in any other business, profession, vocation or employment of a substantial nature.

       The Adviser provides investment advisory services to the Registrant and to the fund in which the Registrant invests substantially all of its assets, pursuant to an investment management agreement with the Registrant. LLA Holdings LLC, the special member of the Adviser, owns 81.25% of the Adviser and is an indirect majority-owned subsidiary of Old Mutual (US)

Holdings Inc., which, in turn, is a wholly-owned subsidiary of Old Mutual plc, a London exchange-listed international financial services firm. Information with respect to each manager and executive officer of the Adviser is incorporated by reference to Form ADV filed by the Adviser with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended (File no. 801-64829). The principal business address of the Adviser is 800 Westchester Avenue, S-618, Rye Brook, New York 10573.

ITEM 32.    LOCATION OF ACCOUNTS AND RECORDS

       All  accounts,  books and other  documents  required to be  maintained by
Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

    (1) the Registrant, 800 Westchester Avenue, S-618, Rye Brook, New York 10573, Old Mutual Absolute Return Fund, L.L.C.;

    (2) the Administrator, SEI Investments Global Funds Services, One Freedom Valley Drive, Oaks, Pennsylvania 19456;

    (3) the Custodian, SEI Private Trust Company, One Freedom Valley Drive, Oaks, Pennsylvania 19456; and

    (4) the Adviser, Larch Lane Advisors LLC, 800 Westchester Avenue, S-618, Rye Brook, New York 10573.

ITEM 33.   MANAGEMENT SERVICES

       Except  as   described   under   "Investment   Advisory   Services"   and
"Administration Agreement" in this Registration Statement, the Registrant is not party to any management service related contract.

ITEM 34.   UNDERTAKINGS

       The Registrant undertakes to suspend the offering of Interests until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value of the Fund declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value of the Fund increases to an amount greater than its net proceeds as stated in the prospectus.

       The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:
(1) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (3) to include any material information with respect to any plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

       The Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on the 18th day of June, 2008.
                    OLD MUTUAL ABSOLUTE RETURN FUND, L.L.C.

                    By:     /s/ ROSS WEISSMAN
                          ---------------------------------
                          Name:  Ross Weissman
                          Title:    Chief Financial Officer

            Pursuant to requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.


                            Title                  Date

/s/ Matthew Appelstein*     Principal             June 18,           2008
-----------------------     Manager, Chief
Matthew Appelstein          Executive Officer



/s/ Gerald Hellerman*       Manager               June 18,           2008
---------------------
 Gerald Hellerman



 /s/ Paul D. Malek*         Manager               June 18,           2008
 ------------------
 Paul D. Malek



 /s/ George W. Morriss*     Manager               June 18,           2008
 ----------------------
 George W. Morriss



/s/ Ross Weissman          Treasurer,             June 18,           2008
-----------------          Chief Financial
Ross Weissman              Officer


*This amendment has been signed by each of the persons so indicated by the undersigned as attorney in fact.

                                          /s/ Ross Weissman
                                          ---------------------
                                          Ross Weissman, Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibits       Description
--------      ---------------
(k)(4)        Power of Attorney.

(n)(1)        Consent of Anchin, Block & Anchin LLP.